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# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL L

JUL 27 2007

REGISTRANT'S NAME Philodrill Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 02579 FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dew

DATE: 7/26/07

RECEIVED

# COVER SHEET

2007 JUL 25 A 7:43

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea

Contact Person

631-8151

Company Telephone Number

1 2 | 3 1

Month | Day

SEC Form 17A - 2006

FORM TYPE

Month | Day

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

1 0 5 8 7

Total No. of Stockholders

P102.1 million

Domestic

Foreign

---

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes


SEC
HRAD
APR 30 2007
CENTRAL RECEIVING AND
RECORDS DIVISION

**SECURITIES AND EXCHANGE COMMISSION**
**SEC FORM 17-A**

**ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.**

1. For the calendar year ended December 31, 2006

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ____________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office / Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

| Number of shares of Common Stock Outstanding |
|---|
| 153,494,401,600 |

11. Are any or all of these securities listed on the Philippine


APR 30 2007
BUREAU OF INTERNAL REVENUE
MANDALUYONG CITY
E.J. DORONIA

Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P994,827,661.00

Documents incorporated by reference:

(1) The Company's 2006 Audited Financial Statements


APR 30 2007

## TABLE OF CONTENTS





APR 30 2007

## PART 1 - BUSINESS AND GENERAL INFORMATION

### *Item 1. Business*

### (a) Description of Business

### (1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969, originally, with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure development.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation.; Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

<u>PETROLEUM PROJECTS</u>

### 1.0 SERVICE CONTRACT NO. 6A (Octon)

PHILODRILL, in its Exploration Operations Review for 2005, reported Vitol's expression of interest to farm-in into the Octon Block with the vision of integrating the field's development with the ongoing Galoc development. A draft farm-in agreement was eventually prepared by Vitol and submitted for review by the Octon consortium.

Even while awaiting the commencement of farm-in negotiations, Vitol already embarked on a robust geophysical and geological (G&G) study of the Octon Field, which started with a preliminary review of the available data including an examination of the Octon cores stored at the Department of Energy (DOE) Data Center. The core review is crucial as it is seen to shed light on the apparent failure of the Octon – 3 to flow oil during tests despite the encouraging hydrocarbon indications from drilling and wireline logs.

In October 2006, Vitol reported the completion of their G&G studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities design for the Octon Field based on a single directional well. They also commissioned an independent technical audit of their work to firm up their reserves figures. Vitol undertook these activities at their sole cost of over $200,000.

The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). The field's deterministic in-place volume, based on the models, is placed at about 18 million barrels largely coming from the north block. Vitol is confident that an equal amount of hydrocarbon-in-place can be contained in the south block. Based on the results of the core studies, the Octon -3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas.

From their studies and models, Vitol identified different commercial options for the Octon Field, all of which involve a joint Octon – Galoc development. Unfortunately, these options give preferential advantage to the Galoc Field in terms of project start-up, development set-up, access to or use of facilities, services contracts (e.g. drilling rig) and payment of tariffs. Vitol also came up with an estimated capital expenditure requirement for developing the field which was too expensive and was considered unfavorable for a joint field development. Vitol, however, remains optimistic about the potential for Octon development and is prepared to consider other feasible low-cost stand alone options, such as jack-up and barge concept, dry wellhead, less dependence on flowlines, among others.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of end-

December, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

## 2.0 SERVICE CONTRACT NO. 6 (Cadlao)

PHILODRILL resigned as operator of the Cadlao Block effective February 3, 2006. As a non-voting carried interest party, PHILODRILL considered it inappropriate to remain as operator. Oriental Petroleum & Minerals Corp. (Oriental) with 55.0563% participating interest was eventually designated as the new block operator.

As the new operator, Oriental continued promoting the block to potential partners. During the 3rd quarter of 2006, Oriental signed a confidentiality agreement with a potential farminee and facilitated the data release for the latter's technical and legal review of the Cadlao Block.

## 3.0 SERVICE CONTRACT NO. 6B (Bonita)

Negotiations between Basic Petroleum and Minerals, Inc., now Forum Energy Philippines Corporation (Forum), and the Bonita Consortium continued in 2006. Forum offered to conduct, at their own expense, seismic and sub-surface studies to firm up the recoverable reserves estimate and forecast potential production rates from the Bonita Field. The Bonita – 1 well, drilled in 1989, flowed at a maximum rate of 1,077 barrels of oil per day during tests.

As of end-December 2006, the Bonita Consortium had yet to receive indications from Forum whether they will proceed with their farm-in offer. Block operator PHILODRILL continued to promote the area for possible farm-in.

## 4.0 SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)

### Operations Review

The combined oil production from the Nido and Matinloc Fields totaled 181,401 barrels in 2006, a decrease of 12.97% from the fields' combined output of 208,438 barrels in 2005. The significant decrease was largely due to the shutdown of both fields during certain periods of the year due to operational constraints such as weather and dry docking of the transport vessel. On March 30, 2006, production operations at the Matinloc Field were temporarily suspended to pave the way for the rehabilitation of the mooring buoy; operations resumed on May 20, 2006. At the Nido Field, operations were suspended in April and May due to the off-hiring of the chartered vessel pending re-accreditation by the crude buyer. The steady decline of the Matinloc field also contributed to the significant decrease in total production for the year.

**2006 Crude Oil Production Summary**
(in barrels)

| | Nido | Matinloc | 2006 Total | *2005 Total* |
|---|---|---|---|---|
| January | 12,507 | 5,920 | **18,427** | *27,628* |
| February | 14,965 | 3,252 | **18,217** | *12,690* |
| March | 11,087 | 4,873 | **15,960** | *8,005* |
| April | 0 | 0 | **0** | *23,294* |
| May | 0 | 5,072 | **5,072** | *24,490* |
| June | 14,288 | 8,906 | **23,194** | *23,026* |
| July | 13,909 | 5,400 | **19,309** | *9,449* |
| August | 13,766 | 4,108 | **17,874** | *15,870* |
| September | 0 | 5,757 | **5,757** | *5,185* |
| October | 14,016 | 5,674 | **19,690** | *25,864* |
| November | 12,401 | 7,050 | **19,451** | *21,629* |
| December | 12,678 | 5,772 | **18,450** | *11,308* |
| Total | 119,617 | 61,784 | **181,401** | *208,438* |

The consortium completed a total of nine (9) shipments from the two fields in 2006, all with Pilipinas Shell Petroleum Corporation (Shell) with whom the consortium signed another one-year crude oil sales agreement up to November 2007. The consortium is committed to deliver to Shell a nominated volume of 200,000 bbl of crude, subject to ± 10% operational tolerance. The consortium likewise renewed its contract for carriage with Delsan Shipping for the transport and delivery of the Nido crude, co-terminus with the Shell sales agreement.

PHILODRILL continued the implementation of a number of projects aimed at increasing production and mitigating operational hazards at the fields. Repair works on the platform deck and pipelines were completed during the early part of the year. We pushed for the immediate completion of the fire deluge system upgrading at the Matinloc platform. At the Nido Field, a new three-phase pump system will be installed in an attempt to stabilize production. Fabrication and installation of the pump system will be completed before the end of 2007. PHILODRILL is also studying the possibility of putting the Pandan field back into production to make up for the steady decline in the Matinloc output.

**Nido 1X1**

In relation to the farm-in proposal made by Forum Energy in October 2005 to conduct a detailed study to validate the Nido 1X1 structure, PHILODRILL requested the DOE to have the Service Contract 14 amended and the Nido Block re-configured to facilitate finalization of Forum's farm-in agreement. The DOE has yet to act on the request.

In October 2006, PHILODRILL received another farm-in proposal for the possible drilling and development of the Nido 1X1 structure. Venturoil, a start-up company, proposed to carry the SC 14A consortium through a phased program of geophysical and geological studies, drilling and development of the Nido 1X1 structure, to be carved out from the SC 14-A (Nido Block). The proposal was forwarded to the partners for review.

Philippines-Cities Service, Inc. drilled the Nido Complex 1X1 well in 1979, which flowed oil at up to 2,100 barrels of oil per day during tests. The feature has estimated oil reserves of between two to eight million barrels.

**5.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)**

The year under review saw major positive developments concerning the Galoc Project. Block operator Galoc Production Company (GPC) started the year with the opening of its Singapore office on January 3, 2006. As the operations hub, most of the evaluation works, project tendering processes and monitoring will originate from the GPC Singapore office.

One major milestone for the project was the approval by the Department of Energy (DOE) of the Galoc Plan of Development (POD) for the project, which is anchored on a two horizontal well development program, with a sub-sea tieback to a floating production and storage facility.. On March 15, 2006, the DOE gave a conditional approval of the POD, subject to the execution of an extended production test (EPT) agreement between the DOE and GPC. A six-month EPT agreement was submitted to and eventually approved by the DOE in August 2006, thus formally completing the DOE's approval of the Galoc Project. Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in Service Contract 6A.

A new Joint Operating Agreement that will govern the SC 14C-1 Block affairs was also approved and adopted by the consortium on September 12, 2006. Another important document, the Block C Agreement that will define the distribution to all parties of the revenues from the Galoc field production, was also approved and signed during the year.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project, particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. GPC signed a deal with Jet Drilling for the use of the drillship "Energy Searcher" for the drilling of the initial two wells in the Galoc Field. In addition, the operator awarded the well engineering, procurement and construction contract to Advanced Well Technologies while the contract for the floating production, storage and offloading vessel was awarded to Rubicon Offshore for the "Rubicon Intrepid" tanker. As of end-December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

Development drilling at the Galoc Field is expected to start in October 2007. Each of the contemplated horizontal well is expected to have a production capability of 15,000 barrels of oil per day but GPC plans to control production rate to an initial production plateau of 17,500 BOPD for the first 12 – 24 months. First oil is expected within the first quarter of 2008.

PHILODRILL holds a 6.398% carried participating interest on the Galoc Block.

## 6.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In January 2006, Nido Petroleum expressed interest to farm-in into the West Linapacan Block by submitting the terms of reference which would form the basis for the eventual execution of a farm-in agreement. The West Linapacan consortium also received an expression of interest from Framework Capital Solutions (Framework), a Singapore-based company acting as arranger for a multi-strategy US-based fund interested in investing in the re-development of the West Linapacan Field. Framework had already started discussions with PNOC-EC, which also expressed interest in participating in the project.

During negotiations with the consortium partners, Framework commissioned an independent study to evaluate the West Linapacan Field. However, due to the unfavorable results of the study, Framework subsequently withdrew their farm-in offer.

Recently, Pitkin Petroleum PLC and Pearl Oil Resources jointly submitted a farm-in proposal for West Linapacan for them to earn 70% participating interest in exchange for a one well carry. PHILODRILL as operator is negotiating for mutually acceptable farm-in terms.

## 7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

In early 2006, the SC 41 Consortium received separate farm-in offers from Tap Oil of Australia, Mitra Energy and Pearl Resources which are both based in Singapore, and Burgundy, a local firm. On the basis of their individual programs for the Sulu Sea Block, the consortium chose Tap Oil because they offered the more robust work program.

Tap Oil initially offered to pay 100% of the farmors' share in a 300 sq. km. 3D seismic data acquisition, processing and interpretation program, at an estimated cost of US$ 3M, and a full carry for an option well to earn 76% of the farmors' equity. This will give Tap Oil about 58% equity and the operatorship of the block. Other members of the consortium, including then block operator Basic Petroleum, opted not to farm-down their equity. For its part, PHILODRILL offered to farm-out part of its original 16.599% equity share in the block.

Tap Oil's entry into the Sulu Sea Block was formalized on June 23, 2006. Basic Petroleum (which was later acquired by Forum Energy) eventually turned over the operatorship of the block. As the new operator, Tap Oil submitted the Contract Year 9 Work Program and Budget outlining the key activities for Year 9, which included a prospectivity review of the whole block prior to the contemplated 3D seismic data acquisition. They also started evaluating submitted tenders from different geophysical contractors.

In September, Forum Energy withdrew from the SC 41 consortium, with their entire interests assigned to Tap Oil. Philodrill now holds a 3.398% carried interest in the Sulu Sea Block.

The programmed 3D seismic survey, originally scheduled to commence by the end of January 2007, has been re-scheduled to commence in early March 2007. The survey area was increased from 300 sq. km. to not less than 600 sq km, with Tap Oil fully funding the other carried parties' share of the added costs consistent with the farm-in agreement. With the change in the survey schedule and coverage, the operator applied with the DOE for the extension of Contract Year 9 for a period of 12 months ending on May 10, 2008 and a corresponding extension of the Contract Year 10 until May 10, 2009.



## 8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)

The DOE approved on February 22, 2006 the Participation Agreement (PA), which PHILODRILL executed with Laxmi Organic Industries Ltd. (Laxmi) in August 2005. Prior to the DOE approval of the PA, PHILODRILL had secured the participation of Anglo Philippines Holdings and Basic Consolidated to the extent of 5% and 3% interest, respectively. PHILODRILL retained the 22% of the original 30% participating interest it earned under the agreement.

Early last year, Laxmi embarked on a robust program starting with the retrieval of vintage early '80s seismic field data, the interpretation results of which are to be integrated with the results of the ongoing geochemistry study of the area. The operator likewise acquired and interpreted proprietary remote sensing data with the initial results used to design the geochemistry survey. For the geochemistry program, Laxmi contracted Geo-Microbial Technologies (GMT), a company based in Oklahoma, USA, to conduct extensive geochemical sampling in SC 53. The survey commenced last October 22, 2006 and was temporarily suspended on December 13, 2006 pending the analyses results of the collected field samples. Around 2,015 soil samples were collected in Areas A, B, C and D located in southwest Mindoro basin within the thrust belt area. These samples are now being analyzed in the US using the proprietary Microbial Oil Survey Technique, developed by GMT for Phillips Petroleum more than 30 years ago and which has gained relatively high global success rate in terms of commercial petroleum discoveries.

All of the abovementioned activities are part of the DOE-approved expanded G&G activities as proposed by a prospective farminee, which is currently doing an in-depth review of the Onshore Mindoro Block.

## 9.0 SWAN BLOCK (Deepwater Northwest Palawan)

The DOE awarded Service Contract No. 58 – West Calamian Block to Philippine National Oil Company – Exploration Corporation (PNOC-EC) in January 2006. The contract covered the southwestern half of the long-pending SWAN Block application submitted to the DOE by PHILODRILL on behalf of the SWAN Block Consortium. The DOE had earlier awarded to PNOC-EC the SC 57 – Calamian Block that covered the rest of the SWAN area.

As these events developed, the consortium had been in communication with the DOE expressing its concern for the apparent inaction of the DOE on the application, including the consortium's initiative to convert the GSEC application into a full SC application. The consortium also explored the possibility of negotiating with PNOC-EC on the participation of the group in their exploration of the area, which PNOC-EC had turned down. More recent communications from the DOE failed to sufficiently explain different unresolved issues, which the consortium continuously asked for judicious resolution. For one, the consortium stressed what it perceives to be inappropriate the decision of PNOC-EC to farm-out the two blocks to foreign firms given the peculiar circumstances of the DOE's awarding of the contracts despite an earlier-filed application over the areas.

On November 28, 2006, the consortium wrote the DOE to ask for the consortium's inclusion as carried partners in the block, to be taken from the carried interest that PNOC-EC had negotiated with their foreign partners. In relation thereto, a draft participation agreement with PNOC-EC had been prepared and submitted to the SWAN Block consortium for review.

**INVESTMENTS IN AFFILIATE**

Penta Capital Investment Corporation (PCIC), where the company has a 40% equity interest, posted a consolidated net income of P15.3 million in 2006, 5% higher than 2005 profit level. Gross revenues increased to P82.5 million in 2006 from P73.1 million in 2005. Additional information is also contained in Note 9 of the Report of the Independent Auditors.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

**(2) Business of Issuer**

**(a) Description of Registrant**

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries have been made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor.

The Company's share in the jointly controlled assets of the SCs and GSECs is included under the "Wells, platforms and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets. The Company follows full cost method of accounting for all exploration costs relating to each SC/GSEC. These costs are deferred pending determination of whether the contract area contains oil and gas in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheet upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. Reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions. Additional information required by Item 1 (2) (a) is also contained on Note 3 to the Company's 2006 Audited Financial Statements.

The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido and Matinloc. The crude oil revenues from these oilfields contributed about 93% of the total gross revenues. Information as to production volume follows (in barrels):

| | 2006 | 2005 |
|---|---|---|
| Nido | 119,617 | 120,586 |
| Matinloc | 61,784 | 87,852 |
| Total | 181,401 | 208,438 |

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies. Equitized earnings from affiliates constituted about 3% of the total gross revenues.

Investee Companies

The Company is a 40% shareholder of Penta Capital Investment Corporation (PCIC), an investment house. Aside from investment banking and financial advisory services, PCIC also specializes in providing securitization services, short-term bridge financing facilities and assistance in raising working capital funds.

Additional Information:

a) Distribution Method of the Products or Service
The Company, as the lead operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido and Matinloc oilfields. The oil produced and saved from these areas was sold exclusively under contract to Pilipinas Shell Corporation. The proceeds from the sale of crude oil were distributed by the operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition -

b.1) Petroleum Revenue - the Company sold its share in the crude oil production to Pilipinas Shell in 2006. There was no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the sole buyer of crude oil produced from Nido and Matinloc oilfields in 2006 was Pilipinas Shell.

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee company, Penta Capital Investment Corporation.

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 18 to the Company's 2006 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the oil exploration projects wherein the company is a participant, expense on the evaluation and studies on these projects form part of deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company. The Company did not directly incur any expenses for such activities during the last three (3) years. Any costs of compliance with environmental laws will either be charged as ordinary operating expense or capitalized as part of project investment.

j) Employees – As December 31, 2006, the Company has 25 employees. The Company does not anticipate hiring additional employees within the ensuing twelve (12) months.

| Type of employee | Exploration/ Technical | Finance/Administration/ Legal/Stocks |
|---|---|---|
| Executive Officers - Administrative | 2 | 3 |
| Managers – Technical/Operations | 3 | 1 |
| Rank and File – Clerical | 5 | 11 |
| Total | 10 | 15 |

The present employees are not subject to Collective Bargaining Agreement. For the past three (3) years, there had not been any strike threat. All regular officers and employees are entitled to supplemental benefits as provided under the applicable labor laws and existing Company's schedule of benefits (i.e. leaves, medical and other cash aid programs, bonuses, retirement, life/hospitalization insurances and others). The Company will continue to provide for such benefits within the ensuing twelve (12) months.

k) Mining and Oil Companies – In line with its previous primary business purpose, now retained as one of its secondary purposes, the Company remains a participant in certain petroleum exploration projects. The amount of the Company's interests in these contracts and a brief description of the areas and status of works performed therein are provided in Item 1 (a) above under the heading "Petroleum Projects".

### *Item 2. Properties*

The information required by Item 2 is contained in Note 8 to the Company's 2006 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture based on the appraised value of the office condominium units amounting to about P74.416M as of February 9, 2007, are used as collateral for some of the Company's loans. There are no major limitations on ownership or usage over these mortgaged properties. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

| SC/GSEC No. | Participating Interest | Deferred Costs (in thousands) |
|---|---|---|
| SC6A (Octon) | 43.33000% | P 401,043 |
| (SaddleRock/Esperanza) | 43.33000 | 64,844 |
| SC41 (Sulu Sea) | 3.39800 | 146,890 |
| GSEC98 (Onshore Mindoro) | 22.00000 | 81,291 |
| Swan Block (NW Palawan) Unified | 32.97500 | 99,332 |

| SC6B (Bonita) | 21.87500 | 12,710 |
|---|---|---|
| Others | | 1,058 |
| | Total | P 807,168 |

***Item 3. Legal Proceedings***

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against, the Company.

***Item 4. Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

## PART II - OPERATIONAL AND FINANCIAL INFORMATION

***Item 5. Market for Registrant's Common Equity and Related Stockholders Matters***

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2006 and 2005 and the first quarter of the current year 2007, expressed in Philippine Pesos, are as follows:

Stock Prices:

| | | High | Low |
|---|---|---|---|
| 2007 (new par P0.01) | First Quarter | P 0.014 | P 0.011 |
| | | | |
| 2006 (old par P1.00) | First Quarter | 0.560 | 0.350 |
| | Second Quarter | 1.760 | 0.500 |
| | Third Quarter | 1.400 | 0.990 |
| | Fourth Quarter | 1.040 | 0.900 |
| 2005 (old par P1.00) | First Quarter | 0.540 | 0.505 |

| | | | |
|---|---|---|---|
| | Second Quarter | 0.380 | 0.210 |
| | Third Quarter | 0.470 | 0.280 |
| | Fourth Quarter | 0.440 | 0.340 |

**(2) Holders**

There were 10,587 shareholders of record as of December 31, 2006. Common shares outstanding as of December 31, 2006 totaled 153,494,401,600 shares.

On November 29, 2006, SEC approved the Company's amendment of its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00/share to P0.01/share. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares maybe issued to either Philippine or foreign nationals. SEC approved the last registration of the capital stock filed on January 27, 1994.

Top 20 stockholders as of December 31, 2006 (new par value – P0.01):

| NAME | NO. OF SHARES HELD | % TO TOTAL |
|---|---|---|
| 1. NATIONAL BOOKSTORE, INC. | 26,652,622,300 | 17.3639 |
| 2. VULCAN INDUSTRIAL & MINING CORP. | 16,588,287,200 | 10.8071 |
| 3. ALAKOR CORPORATION | 5,145,990,400 | 3.3525 |
| 4. PHILIPPINE OVERSEAS TELECOMMS. | 2,423,438,700 | 1.5788 |
| 5. ALAKOR SECURITIES CORPORATION | 2,422,303,400 | 1.5781 |
| 6. TRAFALGAR HOLDINGS PHILS., INC. | 1,474,082,100 | 0.9603 |
| 7. WEALTH SECURITIES, INC. | 958,490,700 | 0.6244 |
| 8. TERESITA DELA CRUZ | 662,173,400 | 0.4314 |
| 9. HENRY A. BRIMO | 601,335,300 | 0.3918 |
| 10. ALSONS CONSOLIDATED RESOURCES | 566,720,000 | 0.3692 |
| 11. CONRADO S. CHUA | 490,565,200 | 0.3196 |
| 12. RCBC TA# 72-230-8 | 385,482,500 | 0.2511 |
| 13. ANG NGO CHIONG | 364,311,200 | 0.2373 |
| 14. NICASIO ALCANTARA | 363,200,000 | 0.2366 |
| 15. ALBERT AWAD | 351,562,000 | 0.2290 |
| 16. RCBC TA# 32-314-4 | 336,882,100 | 0.2195 |
| 17. ALBERTO MENDOZA &/OR JEANIE MENDOZA | 317,910,400 | 0.2071 |
| 18. CUALOPING SECURITIES CORP. | 289,555,100 | 0.1886 |
| 19. CHRISTINE CHUA | 254,097,100 | 0.1655 |
| 20. JOSE CHAN MAN CHUAN | 228,683,400 | 0.1489 |

**(3) Dividends**

NO dividends were declared during the last two (2) years 2005 and 2006 and the first quarter of the current year 2007.

The Company's ability to declare and pay dividends is restricted by the availability of funds and the provision of existing loan agreements.

**(4) Recent Sales of Unregistered Securities**

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

***Item 6. Management's Discussion and Analysis or Plan of Operation.***

**(a) Management's Discussion and Analysis or Plan of Operation**

**(1) Plan of Operation**

**(A)** The Company expects to be able to satisfy its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider:

(i) Collecting a portion of Accounts Receivables as of December 31, 2006; or,
(ii) Selling a portion of its existing investments and/or assets ;
(iii) Generating cash from loans and advances.

**(B)** The Company continues to consider farm-in proposals from local and foreign oil companies which have offered to undertake additional exploration/development work and implement production enhancement measures at no cost to the Filipino companies in exchange for equity in the projects that they will be involved in.

**(C)** The Company does not expect to make any significant purchase or sale of any plant and equipment within the next twelve (12) months.

(D) The Company does not expect any significant change in the number of its employees in the next twelve (12) months.

## (2) Management's Discussion and Analysis

Financial highlights for the years 2006 and 2005 are presented below:

| (in thousands of pesos) | 2006 | 2005 |
|---|---|---|
| Petroleum Revenues | 147,043 | 78,739 |
| Investment Income | 5,797 | 38,282 |
| Interest Income | 5,748 | 9,591 |
| Net Income (Loss) | (175,766) | 2,745 |
| Total Assets | 1,552,453 | 2,293,019 |
| Net Worth | 1,375,006 | 1,796,124 |
| Issued & Subscribed Capital | 1,534,944 | 1,534,944 |

The top five (5) key performance indicators of the Company are as follows:

| | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|
| Current Ratio | *0.74 : 1* | *0.36 : 1* |
| Current Assets | 131,245,444 | 177,005,578 |
| Current Liabilities | 176,403,928 | 496,234,778 |
| Debt to Equity Ratio | *0.13 : 1* | *0.28 : 1* |
| Total Liabilities | 177,447,064 | 496,894,593 |
| Stockholders Equity | 1,375,005,958 | 1,796,124,094 |
| Equity to Debt Ratio | *7.75 : 1* | *3.61: 1* |
| Stockholders Equity | 1,375,005,958 | 1,796,124,094 |
| Total Liabilities | 177,447,064 | 496,894,593 |
| Book Value per Share | *0.00896 (new par)* | *1.17016 (old par)* |
| Stockholders Equity | 1,375,005,958 | 1,796,124,094 |
| Average shares outstanding | 153,494,401,600 | 1,534,944,016 |
| Income (Loss) per Share | *(0.00115) (new par)* | *0.00179 (old par)* |
| Net Income (Loss) | ( 175,766,114) | [illegible],744,795 |
| Average shares outstanding | 153,494,401,600 | 1,534,944,016 |

Current Ratio increased to 0.74:1 as of December 31, 2006 from 0.36:1 as of December 31, 2005. The Company's current liabilities exceeded its current assets by P45.2 million as of December 31, 2006 and P319.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of P111.9 million as of December 31, 2006 and P243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.38:1 as of December 31, 2006 and 0.85:1 as of December 31, 2005.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity, the information required by this item is contained in Note 2 to the Company's Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations, the information required by this item is contained in Notes 2, 13 and 15 to the Company's 2006 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P2.3 billion as of year-end 2005 to P1.5 billion as of year-end 2006.
    - Cash account decreased by P3.4 million or 40% from P8.7 million as of December 31, 2005 to P5.2 million as of December 31, 2006, the decrease was due to the payment of certain accounts.

- Receivables and Advances to related companies decreased by P21.4 million or 21% and P31.3 million or 47%, respectively due to collection of accounts.
- Crude oil inventory increased by P10.4 million or 535% due to higher level of inventory as of year-end 2006.
- Other current assets decreased by P0.03 million or 19% due to the lower level of office supplies inventory as of December 31, 2006.
- Investments in associates decreased by P726.1 million or 78% due to the Company's sale of EPHI holdings.
- Property and equipment decreased by P15.1 million or 5% due to adjustments booked during the year.
- Available-for-sale investments increased by P43.6 million or 52% due to the adjustment on the valuation reserve pertaining to the listed stock investments of the Company.
- Investment property decreased by P0.2 million or 50% due to depreciation booked during the year.
- Other non-current assets increased by P1.0 million or 1524% due to the collection of accrued interest receivable on advances to related companies.

b) Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006.
   - Loans payable and current portion of long-term debt decreased by P6.8 million or 24% and P4.3 million or 5%, respectively, mainly due to the amortizations paid during the year.
   - Trade and other payables and Advances from related companies decreased by P87.2 million or 74% and P222.1 million or 86%, respectively, mainly due to settlement of some accounts.
   - Additional information is also contained in Notes 14 and 18 of the Report of the Independent Auditors.
   - Income tax payable increased by P0.6 million or 112% due to higher level of income subjected to minimum corporate income tax (MCIT).
   - Pension liability increased by P0.4 million or 58% due to accrual of additional liability as of year-end of 2006.

c) Stockholders' equity decreased by P421.3 million or 24%.
   - Subscribed capital stock decreased by P45.6 million or 86% due to issuance of shares on fully paid subscriptions.

- Subscriptions receivable decreased by P0.9 million or 45% due to collections made during the year.
- Share in associate's revaluation increment totaling to P294.9 million was debited due to the Company's sale of EPHI holdings.
- Retained earnings decreased by P176.0 million due to the net loss booked for the year 2006.

d) Gross revenues in 2006 totaled P164.3 million compared to P133.5 million in 2005. The increase in revenues in 2006 was accounted for mainly by the higher income from petroleum operations which was up by P68.3 million or 87%. The increase was caused primarily by the higher crude prices in 2006. The average price per barrel in 2006 was US$ 55.91 as compared to US$ 45.56 in 2005. Equity in net earnings of associates decreased by P32.5 million or 85% due to the lower level of income of the associates. Interest income and miscellaneous income decreased by P3.8 million or 40% and P1.0 million or 33%, respectively.

e) Total costs and expenses in 2006 increased by P207.4 million or 159%. The increase was due mainly to the P194.9 million loss mainly on disposal of the EPHI investment booked in 2006. Share in costs and operating increased by P35.9 million or 67% due to higher level of production costs. Interest and financing charges decreased by P25.6 million or 53% due to lower level of borrowings. General and administrative expenses increased by P6.8 million or 30%, mainly due to the provision for doubtful accounts booked as of year-end of 2006. There was no provision for probable loss on deferred oil exploration and development charges booked in 2006.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.



**(2) Interim Periods**

No interim financial statements are included in this report.

***Item 7. Financial Statements***

The 2006 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

***Item 8. Information on Independent Accountant and other Related Matters***

**Information on Independent Accountant.** The accounting firm of Sycip, Gorres, Velayo and Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed as the external auditor of the Company in the 2005 and 2006 annual stockholders' meeting.

**External Audit Fees and Services.** The fees of the external auditor in the past two (2) years are as follows:

| Year | Audit & Audit Related Fees | Tax Fees | Other Fees |
|---|---|---|---|
| 2006 | P400,000 | -0- | -0- |
| 2005 | P450,000 | -0- | -0- |

For the past two (2) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for years 2006 and 2005. The amounts under the caption "Audit and Audit Related Fees" for the years 2006 and 2005 pertain to these services. The Audit Committee has an existing policy, which prohibits the Company from engaging the independent accountant to provide services that may adversely impact their independence, including those expressly prohibited by SEC regulations.

**Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.** There have been NO changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did NOT engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant expressed reliance on its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

The Audit Committee reviews and recommends to the Board and stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. For year 2007, SGV will be recommended for appointment as external auditors during the stockholders' meeting.

## PART III - CONTROL AND COMPENSATION INFORMATION

### *Item 9. Directors and Executive Officers of the Registrant*

**(a) Directors, Executive Officers Promoters and Control Persons**

**(1) Identify Directors and Executive Officers**

**(A) Names and Ages of all Directors and Executive Officers**

| Name | Age | Citizenship | Position | Period of service From | To |
|---|---|---|---|---|---|
| Alfredo C. Ramos | 63 | Filipino | Chairman of the Board<br>President | 1992<br>1989 | Present<br>Present |
| Nicasio I. Alcantara | 64 | Filipino | Director<br>Independent Director | 1991<br>2005 | 2005<br>Present |
| Walter W. Brown | 67 | Filipino | Director | 2003 | Present |
| Christopher M. Gotanco | 57 | Filipino | Director | 2005 | Present |
| Honorio A. Poblador III | 60 | Filipino | Director<br>Independent Director | 1992<br>2002 | 2001<br>Present |
| Presentacion S. Ramos | 64 | Filipino | Director | 1997 | Present |
| Augusto B. Sunico | 78 | Filipino | Director | 1984 | Present |
| Adrian S. Ramos | 28 | Filipino | Director | Jan 2006 | Present |
| Francisco A. Navarro | 64 | Filipino | Director<br>Exec. Vice Pres. | Mar 2006<br>2005 | Present<br>Present |
| Reynaldo E. Nazarea | 55 | Filipino | Treasurer<br>VP-Admin. | 2005<br>1987 | Present<br>Present |
| Alessandro O. Sales | 48 | Filipino | VP-Exploration | 2005 | Present |
| Adrian S. Arias | 44 | Filipino | Corporate Secretary | 1992 | Present |

The Company's independent directors are Messrs.Honorio A. Poblador III and Nicasio I. Alcantara.

**(B) Positions and offices that each person named above held with the Company**

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Dr. Walter W. Brown was elected director in 2003.

Mr. Christopher M. Gotanco was elected director in 2005.

Ms. Presentacion S. Ramos has been a director since 1997.

Atty. Augusto B. Sunico has been a Director since October 1989, He retired as EVP & Treasurer in April 30, 2005.

Mr. Nicasio I. Alcantara has been a director of the Company since 1991 and was elected independent director in 2005. Mr. Alcantara has served as a director and/or officer in the following companies: Conal Corporation; Alsons Insurance Brokers Corporation; Sarangani Agricultural Co., Inc.; Alsons Aquaculture Corporation; Aquasur Resources Corporation; Finfish Hatcheries, Inc.; Buayan Cattle Co., Inc.; Alsons Development & Investment Corporation; Alsons Land Corporation; Lima Land, Inc.; C. Alcantara & Sons, Inc. and Refractories Corp. of the Philipines. Mr. Alcantara has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2005.

Mr. Honorio A. Poblador III has been a director of the Company since 1992 and was elected independent director in 2002. Mr. Poblador has served as a director and/or officer in the following companies: Phil. Overseas Telecommunications Corp.; Alsons Consolidated Resources, Inc.; Elnor Investment Co., Inc. and Philcomsat. Mr. Poblador has possessed all the qualifications and none of the disqualifications as an independent director since his election as such in 2002.

Mr. Adrian. S. Ramos was elected director on January 18, 2006 to replace Mr. Gerard H. Brimo who resigned as director.

Mr. Francisco A. Navarro was elected director on March 22, 2006 to replace Mr. Maximo G. Licauco III who resigned as director. He is the company's Executive Vice President since May 1, 2005 and has headed the company's exploration division since 1986.

Mr. Reynaldo E. Nazarea became the company's Treasurer on May 1, 2005. He has been the company's Vice President for Finance and Administration since 1987.

Mr. Alessandro O. Sales became the Vice President for Exploration in July 2005.

Atty. Adrian S. Arias has been the company's Corporate Secretary since 1992.

**(C) Term of Office as Director and Period of Service**

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified, in accordance with the Company's By Laws.

**(D) Business experience of directors/officers during the past five (5) years**

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

| | |
|---|---|
| Alakor Corporation | National Book Store, Inc. |
| Metro Rail Transit Corporation, Ltd. | Metro Rail Transit Corporation |
| MRT Holdings, Inc. | MRT Development Corporation |
| Shangri-La Plaza Corporation | |

Mr. Nicasio I. Alcantara is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr.

Alcantara serves as a director, he is also affiliated as a director and/or officer of the following companies:

- Sarangani Agricultural Co., Inc.
- Finfish Hatcheries, Inc.
- Buayan Cattle Co., Inc.
- Alsons Insurance Brokers Corporation
- Conal Corporation
- C. Alcantara & Sons, Inc.
- Alsons Aquaculture Corporation
- Aqua Sur Resources Development Corp.
- Alsons Development & Investment, Inc.
- Alsons Land Corporation
- Lima Land, Inc.
- Refractories Corp. of the Phils.

Dr. Walter W. Brown is a Director of the company. For the past five (5) years, he has served as director/executive officer/consultant to companies involved in mining, petroleum exploration and development, real estate development and manufacturing. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Dr. Brown serves as a director, he is also affiliated as a director and/or officer of the following companies:

- A. Brown Energy & Resources Development, Inc.
- Meridian Assurance Corporation
- PBJ Corporation
- Brown Resources Corporation
- Universal Travel Corporation
- Shellac Petrol Corporation
- Philippine Racing Club, Inc.

Mr. Christopher M. Gotanco is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in transportation, property development, mining, oil and gas exploration, and retail, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Gotanco serves as a director, he is also affiliated as a director and/or officer of the following companies:

- MRT Holdings, Inc.
- North Triangle Depot Commercial Corporation
- MRT Development Corporation
- Carmen Copper Corporation

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Poblador serves as a director, he is also affiliated as a director and/or officer of the following companies:

- Phil. Overseas Telecommunications
- F & C Realty Corporation

| | |
|---|---|
| Corporation | Alsons Consolidated Resources, Inc. |
| Aviatica Travel & Management Corp. | Montemar Resort & Development Corp. |
| Dasmarinas Paper Mills, Inc. | Elnor Investment Co., Inc. |
| La Tasca Restaurant, Inc. | Hapi Land Development, Inc. |
| Worldwide Paper Mills, Inc. | |

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Ms. Ramos serves as a director, she is also affiliated as a director and/or officer of the following companies:

| | |
|---|---|
| National Book Store, Inc. | Alakor Corporation |
| Crossings Department Store Corp. | Abacus Book & Card Corporation |
| Zenith Holdings Corporation | Media One Broadcasting Corporation |
| Metro Rail Transit Corporation, Ltd. | |

Mr. Adrian S. Ramos is a Director of the company. He has served as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media, investment holdings, mining, financial services, securities and water infrastructure. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Ramos serves as a director, he is also affiliated as a director and/or officer of the following companies:

| | |
|---|---|
| Alakor Corporation | Music One Corporation |
| Zenith Holdings Corporation | Aquatlas, Incorporated |
| Peakpres Corporation | |

Atty. Augusto B. Sunico is a Director of the company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, stock brokerage, property development, financial services and shopping center, among others. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Atty. Sunico serves as a director, he is also affiliated as a director and/or officer of the following companies:

| | |
|---|---|
| Sunico Malabanan Law Offices | Shangri-La Plaza Corporation |
| Valle Verde Country Club, Inc. | Pro-Tem/Flex Staff, Inc. |
| Property Locators & Managers, Inc. | Marian Security Agency |
| First Street Acacia Lane Realty, Inc. | Trafalgar Holdings, Inc. |

Solar Publishing Corporation

Mr. Francisco A. Navarro is a Director and the Company's Executive Vice President. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining. In addition to the reporting companies listed in Item 9 (a) (i) (E), where Mr. Navarro serves as a director, he is also affiliated as a director and/or officer of the following companies:

Quad Alpha Condominium Corporation
Alexandra Condominium Corporation

Mr. Reynaldo E. Nazarea is the company's Treasurer and Vice President for Administration. For the past five (5) years, he has served as a director of the following companies involved in financial services:

Penta Capital Investment Corporation
Penta Capital Finance Corporation

Mr. Alessandro O. Sales is the company's Vice President for Exploration. He has formulated and implemented the company's oil exploration and development programs for the past five (5) years.

Atty. Adrian S. Arias is the company's Corporate Secretary. He has been in active corporate law practice for more than ten (10) years.

**(E) Directors with directorship(s) held in reporting companies**

| | |
|---|---|
| Alfredo C. Ramos | Anglo Philippine Holdings Corp.<br>Atlas Consolidated Mining & Devt. Corp<br>EDSA Properties Holdings, Inc.<br>Kuok Philippine Properties, Inc.<br>Penta Capital Investment Corporation<br>Penta Capital Finance Corporation<br>Philippine Gaming & Management Corp.<br>Philippine Seven Corporation<br>United Paragon Mining Corporation<br>Vulcan Industrial & Mining Corp. |
| Walter W. Brown | A. Brown Company, Inc.<br>International Exchange Bank<br>Philippine Realty and Holdings Corporation |

| | Philex Mining Corporation |
|---|---|
| Augusto B. Sunico | Alakor Securities Corporation<br>Anglo Philippine Holdings Corporation<br>EDSA Properties Holdings, Inc.<br>Manuel L. Quezon University<br>Penta Capital Investment Corporation<br>Penta Capital Finance Corporation<br>United Paragon Mining Corporation<br>Vulcan Industrial & Mining Corporation |
| Presentacion S. Ramos | Alakor Securities Corporation<br>Anglo Philippine Holdings Corporation<br>Vulcan Industrial & Mining Corporation |
| Christopher M. Gotanco | Anglo Philippine Holdings Corporation<br>Vulcan Industrial & Mining Corporation |
| Francisco A. Navarro | Anglo Philippine Holdings Corporation<br>Vulcan Industrial & Mining Corporation |
| Adrian S. Ramos | Alakor Securities Corporation<br>Anglo Philippine Holdings Corporation<br>United Paragon Mining Corporation |
| Nicasio I. Alcantara | Petron Corporation |
| Honorio A. Poblador III | Philippine Comm. Satellite Corporation |
| | |

**(2) Significant Employees**

Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contribution to the business of the Company.

**(3) Family Relationships**

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

**(4) Involvement in Certain Legal Proceedings**

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer, promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

***Item 10. Executive Compensation***

**(1) Summary Compensation Table**

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

| Name | Position | Year | Salary | Bonus | Other Annual Compensation |
|---|---|---|---|---|---|
| Alfredo C. Ramos<br>Augusto B. Sunico<br><br>Francisco A. Navarro<br>Reynaldo E. Nazarea<br>Alessandro O. Sales<br>Isabelita L. Matela | Chairman/President<br>EVP & Treasurer (retired April 30, 2005)<br>EVP<br>Treasurer & VP-Admin<br>VP-Exploration<br>Finance Manager | | | | |
| | | 2005 | 9,595,510 | -0- | -0- |
| | | 2006 | 5,109,053 | -0- | -0- |
| | | 2007 (est) | 5,722,139 | -0- | -0- |
| All Officers and directors as a group unnamed | | | | | |
| | | 2005 | 10,530,833 | -0- | -0- |
| | | 2006 | 6,896,[illegible] | -0- | -0- |
| | | 2007 (est) | 7,820,[illegible] | -0- | [illegible] |

**(2) Compensation of Directors**

### (A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

### (B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and ensuing year.

### (3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Alessandro O. Sales, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws and existing retirement plan, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

## *Item 11. Security Ownership of Certain Beneficial Owners and Management*

### (1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2006 the Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock, except as set forth in the table below:

| Title of Class | Name and address of record/owner & relationship with issuer | Citizenship | Number of shares held (new par) | Percent of class |
|---|---|---|---|---|
| Common | PCD Nominee Corporation*<br>G/F Makati Stock Exchange<br>6767 Ayala Avenue<br>Makati City<br>Stockholder | Filipino | 68,031,049,100 (of record) | 44.32% |

| | | | | |
|---|---|---|---|---|
| Common | National Bookstore, Inc.**<br>4/F Quad Alpha Centrum<br>125 Pioneer Street<br>Mandaluyong City<br>Stockholder | Filipino | 26,652,622,300 (of record) | 17.36 |
| Common | Vulcan Industrial &<br>Mining Corporation**<br>9/F Floor Quad Alpha Centrum<br>125 Pioneer Street<br>Mandaluyong City<br>Stockholder | Filipino | 16,588,287,200 (of record) | 10.81 |

**The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. The Company is not aware of anyone who beneficially owns more than 5% of the Company's common stock.*

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Patrick V. Caoile have been appointed proxies for National Book Store, Inc. and Vulcan Industrial Mining Corp..*

## (2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2006:

| Title of Class | Name of Beneficial Owner | Amount of Ownership | Citizenship | Percent of Class |
|---|---|---|---|---|
| Total A&B | Alfredo C. Ramos (D/CEO) | P 107,074 | Filipino | <0.010% |
| Total A&B | Augusto B. Sunico (D) | 76,511 | Filipino | <0.010 |
| Total A&B | Walter W. Brown (D) | 10,000 | Filipino | <0.010 |
| Total A&B | Nicasio I. Alcantara (D) | 3,632,000 | Filipino | 0.236 |
| Total A&B | Honorio A. Poblador III (D) | 299,000 | Filipino | 0.019 |
| Total A&B | Presentacion S. Ramos (D) | 1,921,000 | Filipino | 0.125 |
| Total A&B | Christopher M. Gotanco (D) | 256,495 | Filipino | <0.010 |
| Total A&B | Adrian S. Ramos (D) | 10,051 | Filipino | <0.010 |
| Total A&B | Francisco A. Navarro (O/D) | 107,456 | Filipino | <0.010 |
| Total A&B | Reynaldo E. Nazarea (O) | 256,250 | Filipino | <0.010 |
| Total A&B | Alessandro O. Sales (O) | 50,000 | Filipino | <0.010 |
| Total A&B | Adrian S. Arias (O) | 652 | Filipino | <0.010 |
| Total A&B | Isabelita L. Matela (O) | 6,486 | Filipino | <0.010 |

As of December 31, 2006, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 668,695,530 shares, or approximately 0.436% of the Company's outstanding capital stock.

**(2) Voting Trust Holders of 5% or More**

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

**(3) Changes in Control**

To the extent known to the Company, there are no arrangements, which may result in a change in control of the Company.

***Item 12. Certain Relationships and Related Transactions***

**Related Party Transactions.** There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as director, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 18 to the Company's 2006 Audited Financial Statements, a copy of which is included in this Annual Report.

There are transactions that will involve related parties in 2007: (a) the Company's sale of about 50 million shares of Anglo Philippine Holdings Corp., implemented in January 2007.

(a) Business purpose of the arrangement. The business purpose of related party transaction is to address immediate working capital requirements of related parties (in case of advances TO related parties) or of the Company (in case of loans/advances FROM related parties).

The business purpose of the sale of Anglo shares is to settle certain accounts payable to related parties and creditor bank.

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 18 of the Company's 2006 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

The transaction price for the sale of Anglo shares will be based on the prevailing market price of Anglo shares at the time of transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are NO disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. NONE, other than the repayment of money lent or advanced.

(f) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

## PART IV – CORPORATE GOVERNANCE

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5 series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

## PART V - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page ___)

(b) Reports on SEC Form 17-C – See attached


APR 3 0 2007

**SIGNATURES**

*Pursuant to the requirements of Section 17 of the Code* and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April ___, 2007.

By:

ALFREDO C. RAMOS
Principal Executive Officer/
Principal Operating Officer

FRANCISCO A. NAVARRO
Executive Vice President

REYNALDO E. NAZAREA
Principal Financial Officer/
Comptroller

ADRIAN S. ARIAS
Corporate Secretary

ISABELITA L. MATELA
Principal Accounting Officer

**SUBSCRIBED AND SWORN** to before me this 3 0 APR 2007 day of April 2007 affiant(s) exhibiting to me his/their Community Tax Certificates, as follows:

| NAMES | CTC NO. | DATE OF ISSUE | PLACE OF ISSUE |
|---|---|---|---|
| ALFREDO C. RAMOS | 10428061 | 01-02-2007 | Manila |
| FRANCISCO A. NAVARRO | 18150929 | 01-26-2007 | Pasig |
| REYNALDO E. NAZAREA | 22213465 | 04-02-2007 | Makati |
| ADRIAN S. ARIAS | 05823929 | 01-04-2007 | Mandaluyong |
| ISABELITA L. MATELA | 19508725 | 03-29-2007 | Parañaque |

CARMEN-ROSE A. BASALLO-ESTAMPADOR
Notary Public
Notary Public for Mandaluyong City
Commission No. 269 Until 31 Dec 2007
Roll of Attorneys No. 50153
PTR No. 1195843/01/11/07/ Mandaluyong City
IBP No. 700950/1/05/07 PPLM
9/F Quad Alpha Centrum, 125 Pioneer St.
Mandaluyong City

Doc. No. 622
Page No. 21
Book No. II
Series of 2007.

**THE PHILODRILL CORPORATION**
**INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES**
**FORM 17-A, Item 7**



*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

## STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2006, 2005 and 2004. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: ( i ) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record,. process, and report financial data; ( ii ) material weakness in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

**Signed under oath by the following:**

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Reynaldo E. Nazarea
Chief Financial Officer

**SUBSCRIBED AND SWORN** to before me this 20 APR 2007 day of April 2007 affiant(s) exhibiting to me his/her Community Tax Certificates, as follows:

| NAMES | CTC NO. | DATE OF ISSUE | PLACE OF ISSUE |
|---|---|---|---|
| ALFREDO C. RAMOS | 10428061 | 01/02/2007 | Manila |
| REYNALDO E. NAZAREA | 22213465 | 04/02/2007 | Makati City |

Doc. No. 577
Page No. 12
Book No. II
Series of 2007.

CARMEN-ROSE A. BASALLO-ESTAMPADOR
Notary Public for Mandaluyong City
Commission [illegible] 2007
Roll of Attorneys [illegible]
PTR No. [illegible] Mandaluyong City
IBP No. [illegible]/05/07 PPLM
9/F Quad Alpha Centrum, 125 Pioneer St.
Mandaluyong City


APR 30 2007

/myf

## THE PHILODRILL CORPORATION
## LIST OF ITEMS REPORTED UNDER SEC FORM 17C

| Date of Report | Description |
|---|---|
| January 10, 2006 | Certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance. |
| January 18, 2006 | Resignation of Mr. Gerard H. Brimo, as Director of the Company and the election of Mr. Adrian S. Ramos as the new Director of the Company. |
| February 2, 2006 | Business experience during the past five years of Mr. Adrian S. Ramos, candidate for director. |
| February 6, 2006 | Report on the number of the Company's shareholders owning at least one (1) board lot each as of January 31, 2006. |
| February 15, 2006 | The Board of Directors has scheduled the Annual Stockholders' Meeting on June 21, 2006, and the record date for purposes of determining the stockholders of record entitled to notice of and to vote at the said meeting is April 14, 2006. |
| March 06, 2006 | Report on the number of the Company's shareholders owning at least one (1) board lot each as of February 28, 2006. |
| March 16, 2006 | Certification on the Company's Petroleum Service contracts with the Department of Energy (DOE). |
| March 22, 2006 | Resignation of Mr. Maximo G. Licauco III, as Director of the Company and the election of Mr. Francisco A. Navarro as the new Director of the Company.<br><br>Resolutions on the following: (a) to change par value of the Compnay's shares from P1.00/share to P0.01/share; (b) to declassify the Company's shares of stock from Class A and B to Common chares. |

April 05, 2006 — Report on the number of the Company's shareholders owning at least one (1) board lot each as of March 31, 2006.

April 20, 2006 — Submission of one (1) pc. CD-ROM List of stockholders as of April 14, 2006.

April 27, 2006 — The Company's Annual Stockholders Meeting on June 21, 2007 will be held at the Legend Villas, 60 Pioneer St., Mandaluyong City.

May 5, 2006 — Report on the number of the Company's shareholders owning at least one (1) board lot each as of April 30, 2006.

May 9, 2006 — The Company entered into a Deed of Absolute Assignment with Vulcan Industrial and Mining Corporation (VIMC) under which VIMC assigned 40,712,557 Philodrill shares in favor of the Company in settlement of VIMC's obligations to the Company.

May 22, 2006 — Postponement of the 2006 Annual Stockholders Meeting of the Company from June 21, 2006 to July 26, 2006.

May 31, 2006 — Approval of the re-scheduling of the Company's Annual Stockholders' Meeting from June 21, 2006 to July 26, 2006.

June 6, 2006 — Report on the number of the Company's shareholders owning at least one board lot each as of May 31, 2006

June 13, 2006 — Sale of 107 million shares of stock of EDSA Properties Holdings, Inc. (EPHI).

June 15, 2006 — Sale of the 107 million shares of stock of EPHI will be transacted in two (2) tranches: 50,000,000 on June 15, 2006 and 57,072,831 on or before June 30, 2006.

June 15, 2006 — Subject to the approval by the Department of Energy, the Company has assigned the following participating interests in Service Contract no. 53, Onshare Mindoro Block to the following parties:

| Assignee | Interest |
| --- | --- |
| Anglo Phil. Holdings Corp. | Five Percent (5%) |
| Basic Consolidated, Inc. | Three Percent (3%) |

The Company retains a Twenty Two percent (22%) participating interest in Service Contract No. 53.

| | |
|---|---|
| June 21, 2006 | Further to disclosure of June 13 and 15, 2006, the 2nd tranche of 57,072,871 EPHI shares to complete the 107,072,781 shares that the Company agreed to sell to Anglo Philippine Holdings Corp. (APHC) will be transacted on June 23, 2006. |
| June 26, 2006 | Reply to the news article which came out in the June 23, 2006 issue of the Business World. |
| July 5, 2006 | Report on the number of the Company's shareholders owning at least one board lot each as of June 30, 2006 |
| July 19, 2006 | Sale of another 107,072,871 shares of EPHI to APHC in two tranches on or before July 31, 2006. |
| July 26, 2006 | Election of Directors and Officers of the Company, approval by the stockholders to amend the Articles of Incorporation to reflect the change in par value from P1.00 to P0.01 per share and to declassify the Company's shares to common stock. |
| August 3, 2006 | Report on the number of the Company's shareholders owning at least one board lot each as of July 31, 2006 |
| August 7, 2006 | Sale of 9 million treasury shares. Proceeds intended to augment the Company's working capital resources. |
| September 5, 2006 | Report on the number of the Company's shareholders owning at least one board lot each as of August 31, 2006 |
| September 25, 2006 | Sale of around 10 million treasury shares. Proceeds intended to augment the Company's working capital resources. |
| September 25, 2006 | Subject to the approval of the DOE, the Company and the continuing parties of Service Contract no. 41 consortium have completed the assignment of an aggregate 85% participating interest in SC41, Sulu Sea. |

Block) in favor of Tap Oil Limited of Australia to implement Tap Oil's farm-in into SC41.

| | |
|---|---|
| October 4, 2006 | Report on the number of the Company's shareholders owning at least one board lot each as of September 30, 2006. |
| November 6, 2006 | Report on the number of the Company's shareholders owning at least one board lot each as of October 31, 2006. |
| December 7, 2006 | Report on the number of the Company's shareholders owning at least one board lot each as of November 30, 2006. |
| December 27, 2006 | Sale of 24,607,557 treasury shares by way of special block sale in favor of Alakor Corporation at prevailing market price. |
| January 6, 2007 | Report on the number of the Company's shareholders owning at least one board lot each as of December 31, 2006. |

THO copy



# SECURITIES AND EXCHANGE COMMISSION

SEC Building, EDSA, Greenhills,Mandaluyong City, Metro Manila,Philippines
Tel:(632) 726-0931 to 39 Fax:(632) 725-5293 Email: mis@sec.gov.ph

**Acknowledgement Page**
**The following document has been received:**

| | |
|---|---|
| **Receiving Officer** | : Pelagio Sabio |
| **Receiving Branch** | : SEC Head Office |
| **Receipt Date and Time** | : November 14, 2006 02:23:22 PM |

RECEIVED

Company Representative

| | |
|---|---|
| Filed By | BONG |

Company Information

| | |
|---|---|
| SEC Registration No. | 0000038683 |
| Company Name | PHILODRILL CORP. |
| Industry Classification | OIL &GAS EXTRACTION ACTIVITIES ON CONTRACT BASIS |
| Company Type | DOMESTIC STOCK |

**Document Information**

| | |
|---|---|
| Document ID | 111142006928097 |
| Document Type | 17-Q (FORM 11-Q:QUARTERLY REPORT/FS) |
| Document Code | 17-Q |
| Period Covered | September 30, 2006 |
| No. of Days Late | 0 |
| Department | CFD |
| Remarks | |

## COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

Reynaldo E. Nazarea

Contact Person

631-8151

Company Telephone Number

0 9 | 3 0

*Month* *Day*

SEC Form 17Q - 2006

FORM TYPE

*Month* *Day*

Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

1 0 6 4 6

Total No. of Stockholders

P110.0 million

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

**ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.**

1. For the quarterly period ended September 30, 2006

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

| Title of Each Class | Number of Common Stock Outstanding |
|---|---|
| Class A | 918,567,703 |
| Class B | 616,376,313 |
| | 1,534,944,016 |

Amount of Debt Outstanding

Total Liabilities P243,155,430.00

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

**TABLE OF CONTENTS**

## PART 1 – FINANCIAL INFORMATION

***Item 1. Financial Statements***

1. The unaudited Financial Statements of the Company for the 3rd quarter ended 30 September 2006 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of the SEC Form 17Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2006), with comparative Statement of Operations for the comparable period (01 January to 30 September 2005) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2006), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2005) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2006), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2006 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 September 2006) as compared with the most recent annual financial statements (2005), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2006), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company, except for the sale of the Company's shareholdings in EDSA Properties Holdings Inc. (EPHI) as discussed in the latter part of this report.

9. There were NO changes in the estimates of amounts reported in prior financial year (2005), which had a material effect in the current interim period (01 January to 30 September 2006).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to September 30, 2006).

11. There were NO dividends paid on any Company share during the interim period (January 1 to September 30, 2006).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to September 30, 2006) that have not been reflected in the financial statements for said interim period.

14. There were NO changes in the composition of the Company during the interim period (January 1 to September 30, 2006) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2005) and as of end of current interim period (September 30, 2006), except as disclosed below:

    The Company has made no provisions for penalty charges on unpaid principal and interest due to certain local banks as of December 31, 2005 and September 30, 2006. The local banks charge penalty ranging from 24% to 36% of outstanding unpaid principal and interest. Management believes that the final amount of penalties to be charged by the banks will depend on the outcome of ongoing negotiations for the settlement/restructuring of the loans.

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to September 30, 2006).

| | | |
|---|---|---|
| Equity to Debt Ratio | *5.41 : 1* | *3.61 : 1* |
| Stockholders Equity | 1,316,063,579 | 1,796,124,094 |
| Total Liabilities | 243,155,430 | 496,894,593 |
| Book Value per Share | *0.85740* | *1.17016* |
| Stockholders Equity | 1,316,063,579 | 1,796,124,094 |
| Average shares outstanding | 1,534,944,016 | 1,534,944,016 |
| Loss per Share | *0.11473* | *0.00578** |
| Net Loss | 176,111,553 | 8,872,066 |
| Average shares outstanding | 1,534,944,016 | 1,534,944,016 |

*for the period January to September 2005

The current ratio increased from 0.16:1 as of December 31, 2005 to 0.26:1 as of September 30, 2006. The Company's current liabilities exceeded its current assets by P180.4 million as of September 30, 2006 and P419.2 million as of December 31, 2005. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P88.4 million as of September 30, 2006 and P243.4 million as of December 31, 2005. If these shares would be considered part of Current Assets, the recomputed current ratio would be 0.62: 1 as of September 30, 2006 and 0.65:1 as of December 31, 2005.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P2.293 billion as of December 31, 2005 to P1.559.2 billion as of September 30, 2006. Receivables increased by P12.6 million due to the trade receivables from crude deliveries to Pilipinas Shell booked as of September 30, 2006. The current portion of advances to related companies decreased by P39.5 million due to a P32.0 million collection of the accounts and a reclassification to noncurrent assets. The net carrying cost of the property and equipment decreased by P18.9 million due to adjustments made in previously capitalized costs. The carrying value of the investments decreased by P704.4 million mainly due to the sale of the EPHI investment booked in June and July 2006 and the adjustment in the valuation reserve of the company's listed stock investments. Advances to related companies – noncurrent, increased by P8.0 million or 29.9%. Other noncurrent assets decreased by P13.1 million due to the collection of certain receivables from affiliates.

Total current liabilities decreased by P253.7 million from P496.2 million as of December 31, 2005 to P242.5 million as of September 30, 2006. Trade and other payables and advances from related companies decreased by 54% and 72% respectively, due to the settlement of some accounts during the period.

Stockholders' equity decreased by P480.1 million from P1.796 billion as of December 31, 2005 to P1.316 billion as of September 30, 2006. Of the 40.7 million treasury shares, which the company acquired last quarter, 10.85 million shares have been sold as of end of the interim period. The valuation reserve pertaining to the company's listed stock investments was adjusted from P129.7 million as of December 31, 2005 to P111.8 million as of September 30, 2006. Retained earnings decreased by P176.1 million due to the net loss booked for the three quarters of 2006.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and/or treasury shares and c) generating cash from loans and advances.

2. There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation, except as discussed below:

   For the third quarter of 2006, the Company continued servicing the loan principal and interest due to Metropolitan Bank & Trust Company.

   As of September 30, 2006, the Company was awaiting approval from RCBC of the proposed restructuring of its loan.

   These local banks usually charge penalty on unpaid interest ranging from 24% to 36% of the outstanding unpaid principal and interest. As of September 30, 2006, the Company had not fully recognized the penalty charges pending the final outcome of negotiations for loan restructuring which usually involves the condonation of a substantial part of the accrued penalties.

3. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

4. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs approximately US$0.5 (P27.8 million) in 2006. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or treasury shares, or to avoid incurring these expenditures altogether by way of farm-outs.

5. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

6. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

7. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

    Cash increased by P7.9 million or 90.5% due to collection of accounts.

    Receivables increased by P12.6 million or 47% due to additional trade receivables booked as of September 30, 2006.

    Other current assets decreased by P0.039 million or 23.4%.

    Property and equipment decreased by P18.9 million or 6.4% due to adjustments made in capitalized costs.

    Investments in associates and available for sale investments reflected a net decrease of P704.4 million due to the sale of the Company's EPHI holdings and the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

    Advances to related companies increased by P7.9 million due to the reclassification made from current to noncurrent advances.

Other noncurrent assets decreased by P13.1 million or 17.8% due to the collection of accrued interest receivable during the period.

Trade and other payables and advances from related companies decreased by P64.2 million and P186.3 million respectively due to the payments made on these accounts during the interim period.

Unrealized losses on decline in market value of investments decreased by P17.9 million or 13.8% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

Petroleum revenues increased by P5.3 million due to higher crude prices. Total production for the third quarter of 2006 was 123,810 barrels as compared to 149,637 barrels for the same period last year.

Equity share in net earnings of associates decreased by P13.1 million due to the sale of the Company's investment in EPHI.

Interest, dividends and other income increased by P26.3 million due to the condonation of interest on advances previously accrued as of December 31, 2005.

Interests and financing charges went down by 58%. The decrease was due to the reversal of booked interest expense on advances and lower level of borrowings.

Share in costs and operating decreased by 20% due to lower level of production during the interim period.

A loss of P215.2 million was booked on the sale of the Company's EPHI holdings.

Net loss amounted to P176.1 million for the three quarters of 2006, as compared to P8.9 million for the same period last year.

8. There are NO seasonal aspects that had material effect on the financial condition or results of operations.

## PETROLEUM PROJECTS

### 1.0 Service Contract 6A (Octon)

In early July 2006, a consultant for Vitol Services Limited did a preliminary review of the available Octon wells data including an examination of the Octon cores, as part of Vitol's technical review of the Octon Block. Vitol's initial observations are encouraging. They observed that the apparent low permeability of the Galoc Clastic Unit (GCU) reservoir was mainly due to the rather inaccurate sampling method earlier applied by Corelab on the cores, as sampling then missed the good intervals because of the relatively thin nature of the Galoc sands. Upon the recommendation of their consultant, Vitol had requested Philodrill to send all the cores from Octon-2 as well as from Octon-3 well to Corelab in Kuala Lumpur, Malaysia for further core studies.

While SC6A consortium is still finalizing the farm-in documentation, Vitol completed a number of studies of the area including full 3D seismic data interpretation of the Octon structure, petrophysical review, initial static and dynamic modeling for the Octon reservoir, and simulation studies for the Octon Field. The modeling work resulted in a mean case reserve of 2.5 MM bbl, which was based only on the northern half of the Octon structure. The untested southern half of the structure could most likely have similar potential, doubling the mean reserve potential to ± 5 million barrels. Vitol also plans to complete before the end of the year their assessment of the exploration potential of the northern area of the Octon Block.

### 2.0 Service Contract 6 (Cadlao)

Oriental Petroleum, as the new block operator, continued to promote the block to potential partners. They have signed a confidentiality agreement with one potential farminee, which have started accessing Cadlao technical data for their review.

### 3.0 Service Contract 6B (Bonita)

Exploration activities on the Bonita Block remain suspended.

### 4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

The Consortium is now finalizing the Block C Agreement that will define the distribution of revenues from the Galoc Field production to all parties. A new JOA for the Galoc Block has been signed.

## 6.0 Service Contract 14 C-2 (West Linapacan)

For the most part of the 3rd quarter, the West Linapacan Consortium worked on the finalization of the Memorandum of Agreement (MOA) formalizing the terms of the farm-in proposal of Framework Solutions into the West Linapacan area. The initial work program being offered is for a series of geological and geophysical studies at the end of which Framework would decide whether to continue with the re-activation of the West Linapacan Field or not. Under the proposed MOA, Framework will pay 100% of the farmors' cost to earn 75% of the farmors' equity up to the first commercial oil.

In September, Philodrill started transmitting technical data to the consultants for Framework Solutions for their due diligence review of the block.

## 7.0 Service Contract No. 41 (Sulu Sea)

In August 2006, Tap Oil formally submitted to the SC 41 consortium the Contract Year 9 Work Program and Budget outlining the key activities for Year 9 which includes prospectivity review in August/September and the acquisition and interpretation of 300 sq km of 3D seismic data starting on the 4th quarter. A total budget amount of US$7.08 million will be required to implement these activities.

In September, Forum Energy Philippines formally withdrew from the SC 41 consortium. Forum's entire interests on the block will be assigned to Tap Oil, which will be getting a total 85% share on the block. Philodrill, together with Oriental Petroleum, Anglo, South China, Philex and Southwest Resources, are now the "continuing parties" with their respective interests maintained. Philodrill holds a 3.398% interest on the Sulu Sea Block.

## 8.0 Service Contract No. 53 (Onshore Mindoro)

LAXMI had retrieved vintage early '80s seismic field tapes of Onshore Mindoro. A set of tapes had been sent to a company in Perth, Australia to try and recover and read the data on the tapes. If successful, the rest of the field tapes will be sent for recovery procedures.

## 9.0 SWAN BLOCK

The DOE replied to the consortium letter dated July 6, 2006 expressing the consortium's concem over the DOE's inaction on the SWAN Block application. We are drafting a reply to clarify further points we raised in our July 2006 letter which the DOE failed to acknowledge and sufficiently explain.

## PART II – OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 30 September 2006).

## SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

By:

Date: 11/13/06
FRANCISCO A. NAVARRO
Executive Vice President

Date: 11/13/06
REYNALDO E. NAZAREA
Treasurer & VP-Administration

## THE PHILODRILL CORPORATION
## INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
## SEC FORM 17Q



*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
Balance Sheets

| | (Unaudited) September 30 2006 | (Audited) December 31 2005 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | 16,558,318 | 8,692,353 |
| Receivables | 39,337,647 | 26,753,828 |
| Crude oil inventory | 6,119,867 | 1,954,754 |
| Advances to related companies - net | 0 | 39,503,358 |
| Other current assets | 127,553 | 166,611 |
| Total Current Assets | 62,143,385 | 77,070,904 |
| Noncurrent Assets | | |
| Property and equipment - net | 277,460,120 | 296,420,442 |
| Investment Property | 325,957 | 325,957 |
| Investments - Associates | 207,483,255 | 929,398,112 |
| Available-for-sale Investments | 102,104,207 | 84,555,279 |
| Advances to related companies - net | 34,645,205 | 26,677,076 |
| Deferred oil exploration and development costs | 814,798,261 | 805,248,819 |
| Other noncurrent assets | 60,258,619 | 73,322,098 |
| Total Noncurrent Assets | 1,497,075,624 | 2,215,947,783 |
| TOTAL ASSETS | 1,559,219,009 | 2,293,018,687 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities | | |
| Loans payable | 27,259,206 | 28,248,902 |
| Trade and other payables | 54,502,046 | 118,725,702 |
| Current portion of long-term debt | 82,724,515 | 84,987,965 |
| Advances from related companies | 71,333,253 | 257,595,614 |
| Dividends payable | 5,013,853 | 5,013,853 |
| Subscriptions payable | 1,662,742 | 1,662,742 |
| Total Current Liabilities | 242,495,615 | 496,234,778 |
| | | |
| Noncurent Liabilities | | |
| Pension liability | 659,815 | 659,815 |
| Total Noncurent Liabilities | 659,815 | 659,815 |
| Total Liabilities | 243,155,430 | 496,894,593 |
| | | |
| Stockholders' Equity | | |
| Capital stock - P1 par value | | |
| Authorized - 1.55 billion shares | | |
| Issued | 1,527,632,861 | 1,482,073,379 |
| Subscribed | 7,311,156 | 52,870,637 |
| Subscriptions receivable | (1,157,679) | (2,112,487) |
| Treasury Stocks | (29,862,557) | 0 |
| Paid in capital from sale of treasury | 1,913,320 | 0 |
| Share in associate's revaluation increment | 0 | 294,860,608 |
| Unrealized losses on decline in market value of investments | (111,830,953) | (129,737,028) |
| Retained Earnings | (77,942,569) | 98,168,985 |
| Total Stockholders' Equity | 1,316,063,579 | 1,796,124,094 |
| TOTAL LIABILITES AND STOCKHOLDERS' EQUITY | 1,559,219,009 | 2,293,018,687 |

**THE PHILODRILL CORPORATION**

**Statements of Income**

| | January 1 to Sept 30 2006 | January 1 to Sept 30 2005 | July 1 to Sept 30 2006 | July 1 to Sept 30 2005 |
|---|---|---|---|---|
| **REVENUES** | | | | |
| Share in petroleum operations | 102,388,304 | 97,106,032 | 35,421,071 | 24,175,739 |
| Equity in net earnings of associates - net | 1,928,250 | 15,023,147 | (158,310) | 4,730,139 |
| Interest, dividends and other income | 33,270,148 | 7,010,325 | 7,049,057 | 3,583,468 |
| | 137,586,702 | 119,139,504 | 42,311,818 | 32,489,346 |
| **COSTS AND EXPENSES** | | | | |
| Interest and financing charges | 14,653,518 | 34,785,478 | 6,554,293 | 11,852,564 |
| Share in costs and operating | 64,012,338 | 80,008,802 | 18,831,273 | 22,920,701 |
| General and administrative | 19,811,690 | 13,217,290 | 8,764,271 | 4,687,384 |
| Loss on sale of investment | 215,193,905 | 0 | 107,596,953 | 0 |
| | 313,671,451 | 128,011,570 | 141,746,790 | 39,460,649 |
| INCOME (LOSS) BEFORE INCOME TAX | (176,084,749) | (8,872,066) | (99,434,972) | (6,971,303) |
| PROVISION FOR INCOME TAX | 26,804 | 0 | 26,804 | 0 |
| NET INCOME (LOSS) | (176,111,553) | (8,872,066) | (99,461,776) | (6,971,303) |

Earnings (loss) per share was computed as follows:

| | | | | |
|---|---|---|---|---|
| Net loss | (176,111,553) | (8,872,066) | (99,461,776) | (6,971,303) |
| Weighted average number of shares | 1,534,944,016 | 1,534,944,016 | 1,534,944,016 | 1,534,944,016 |
| Gain (loss) per share | (0.1147348) | (0.0057801) | (0.0647983) | (0.0045417) |

THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

| | January 1 to Sept 30 2006 | January 1 to Sept 30 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Income (Loss) before income tax | (176,111,553) | (8,872,066) |
| Adjustments for: | | |
| Depletion, depreciation and amortization | 2,179,759 | 2,979,156 |
| Equity in net losses (earnings) of associates - net | (1,928,250) | (15,023,147) |
| Operating loss before working capital changes | (175,860,044) | (20,916,057) |
| Decrease (increase) in: | | |
| Receivables | (12,583,819) | (4,868,371) |
| Crude oil inventory | (4,165,112) | 1,518,730 |
| Other current assets | 39,056 | (16,144) |
| Increase in accounts payable and accrued expenses | (250,486,017) | 63,431,704 |
| Net cash from (used in) operating activities | (443,055,937) | 39,149,863 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Cash dividends received | 0 | 9,280,555 |
| Reductions in (additions to): | | |
| Property and equipment | 16,780,563 | (3,194,895) |
| Deferred oil exploration and development costs | (9,549,440) | (7,932,860) |
| Advances to affiliated companies - net | 29,131,485 | (1,920,679) |
| Investments | 724,200,253 | (13,755) |
| Other noncurrent assets | 15,467,222 | (3,758,626) |
| Share in affiliates' revaluation increment | (294,860,608) | 0 |
| Net cash from (used in) investing activities | 481,169,476 | (7,540,259) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Payments of: | | |
| Loans payable | (3,253,146) | (33,059,106) |
| Acquisition of treasury stock | (40,712,557) | 0 |
| Sale of treasury stock | 12,763,320 | 0 |
| Proceeds from subscriptions receivable | 954,809 | 413 |
| Net cash from (used in) financing activities | (30,247,574) | (33,058,693) |
| NET INCREASE (DECREASE) IN CASH | 7,865,965 | (1,449,089) |
| CASH, BEGINNING | 8,692,353 | 3,286,916 |
| CASH, ENDING | 16,558,318 | 1,837,826 |

Ending Balance

1,940,541

1,940,541



**THE PHILODRILL CORPORATION**

**Statement of Changes in Stockholders' Equity**

| | Jan-Sept 2006 | Jan-Sept 2005 |
|---|---|---|
| **CAPITAL STOCK - P1 par value** | | |
| **Authorized - 1.55 billion shares** | | |
| **Issued** | | |
| Balance at the beginning of year | 1,482,073,379 | 1,482,066,842 |
| Issuances for the period | 45,559,482 | 6,537 |
| Adjustments | | |
| Balance at end of third quarter | 1,527,632,861 | 1,482,073,379 |
| **Subscribed** | | |
| Balance at the beginning of year | 52,870,637 | 52,877,174 |
| Issuances for the period | (45,559,481) | (6,536) |
| Adjustments | | |
| Balance at end of third quarter | 7,311,156 | 52,870,638 |
| **Subscriptions receivable** | | |
| Balance at the beginning of year | (2,112,899) | (2,112,899) |
| Collection of subscriptions receivable | 955,220 | 412 |
| Balance at end of third quarter | (1,157,679) | (2,112,487) |
| **Treasury Stocks** | | |
| Balance at the beginning of the year | 0 | 0 |
| Acquisition of treasury stock | (40,712,557) | 0 |
| Sale of treasury stock | 10,850,000 | 0 |
| Balance at end of third quarter | (29,862,557) | 0 |
| **Paid in capital from sale of treasury stock** | | |
| Balance at the beginning of the year | 0 | |
| Premium (discount) from sale of treasury stock | 1,913,320 | |
| Balance at end of third quarter | 1,913,320 | 0 |
| **Share in Affiliate's Revaluation Increment** | | |
| Balance at the beginning of year | 294,860,606 | 294,860,606 |
| Adjustments | (294,860,606) | 0 |
| Balance at end of third quarter | 0 | 294,860,606 |
| **Unrealized Losses on Decline in Market Value of Long-term Investments** | | |
| Balance at the beginning of year | (129,737,028) | (158,419,567) |
| Adjustments | 17,906,075 | 28,307,584 |
| Balance at end of third quarter | (111,830,953) | (130,111,983) |
| **Retained Earnings** | | |
| Balance at the beginning of year | 98,168,985 | 61,062,789 |
| Net income (loss) for the period | (176,111,553) | (8,872,066) |
| Balance at end of third quarter | (77,942,568) | 52,190,723 |
| **Total Stockholders' Equity** | 1,316,063,580 | 1,749,770,876 |

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

| Name of Issuing Entity and Description of Investment | BEGINNING BALANCE | | ADDITIONS | | DEDUCTIONS | | ENDING BALANCE | | Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares or Principal Amount of Bonds and Notes | Amount in Pesos | Equity in Earnings (Losses) of Investees for the Period | Others | Distribution of Earnings by Investees | Others | Number of Shares or Principal Amount of Bonds and Notes | Amount in Pesos | |
| Investments in associates-at equity | | | | | | | | | |
| EDSA Properties Holdings Inc. | 0 | 0 | | | | 0 | 0 | 0 | |
| Penta Capital Investment Corp. | 1,600,000 | 164,939,031 | (158,309) | | | | 1,600,000 | 164,780,722 | |
| Penta Capital Holdings, Inc. | 300,000 | 42,345,389 | | | | | 300,000 | 42,345,389 | |
| | | 207,284,420 | (158,309) | 0 | 0 | 0 | | 207,126,111 | 0 |
| Amount shown under the caption "Available For Sale Investments" | | | | | | | | | |
| EDSA Properties Holdings, Inc. | 107,072,871 | 362,100,127 | | | | 362,100,127 | 0 | 0 | |
| Atlas Consolidated Mining and Development Corporation | 3,123,293 | 101,081,306 | | | | | 3,123,293 | 101,081,306 | |
| Anglo Philippine Holdings Corp. | 49,874,000 | 49,096,645 | | | | | 49,874,000 | 49,096,645 | |
| Vulcan Industrial & Mining Corp. | 12,466,496 | 16,061,871 | | | | | 12,466,496 | 16,061,871 | |
| United Paragon Mining Corp. | 7,873,570 | 12,803,152 | | | | | 7,873,570 | 12,803,152 | |
| Philippine Gold | 328,000 | 10,877,340 | | | | | 328,000 | 10,877,340 | |
| Fil-Estate Corporation | 152,073 | 170,769 | | | | | 152,073 | 170,769 | |
| South China Petroleum Explo., Inc. | 2,223,668 | 2,776,236 | | | | | 2,223,668 | 2,776,236 | |
| Fil-Estate Land, Inc. | 5,186,800 | 10,423,889 | | | | | 5,186,800 | 10,423,889 | |
| CJH Golf Club, Inc. | 17 | 20,305,566 | | | | | 17 | 20,305,566 | |
| Asian Oil and Gas (Phils.), Inc. | | 387,144 | | | | | | 387,144 | |
| Lepanto Consolidated Mining Co. | 99,279 | 15,852 | | | | | 99,279 | 15,852 | |
| Ki-Cement Corporation | 60,000 | 480,000 | | | | | 60,000 | 480,000 | |
| | | 585,497,985 | 0 | 0 | 0 | 0 | | 224,307,888 | 0 |
| less-allowance for decline in market value | | 258,723,939 | | (130,787,432) | | | | 121,936,807 | |
| | | 327,774,046 | | | | | | 102,451,361 | |
| | | 534,058,466 | (158,309) | 0 | 0 | 0 | 0 | 309,587,482 | 0 |

THE PHILODRILL CORPORATION
SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

| Name of Affiliate | Beginning Balance | Ending Balance | Amount shown under caption "Noncurrent Assets" in related balance sheet |
|---|---|---|---|
| United Paragon Mining Corporation | 27,172,020 | 27,421,525 | 27,421,525 |
| Vulcan Industrial and Mining Corporation | 1,397,559 | 1,397,559 | 1,397,559 |
| Fil-Energy Corporation | 4,753,762 | 4,753,762 | 4,753,762 |
| Ocean Composite Yacht, Inc. | 4,500,000 | 4,500,000 | 4,500,000 |
| Pacific Rim Export Holdings, Corp. | 1,114,118 | 1,114,118 | 1,114,118 |
| Minoro Mining Corporation | 1,031,278 | 1,031,278 | 1,031,278 |
| Others | 41,081 | 41,081 | 41,081 |
| | 40,009,818 | 40,259,323 | 40,259,323 |
| Less-allowance for doubtful accounts | 5,614,118 | 5,614,118 | 5,614,118 |
| | 34,395,700 | 34,645,205 | 34,645,205 |

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

| Classification | Beginning Balance | Additions at Cost | Retirements | Other Changes-Additions (Deductions) | Ending Balance |
|---|---|---|---|---|---|
| Wells, platforms and other facilities | 562,633,400 | | | (1,184) | 562,632,216 |
| Office condominium units and improvements | 10,774,461 | | | | 10,774,461 |
| Office furniture, fixtures and equipment | 10,802,868 | 301,226 | (487,000) | | 10,617,094 |
| Transportation equipment | 12,522,239 | 106,875 | (594,631) | | 12,034,483 |
| | 596,732,968 | 408,101 | (1,081,631) | (1,184) | 596,058,254 |

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

| Classification | Beginning Balance | Additions Charged to Costs and Expenses | Retirements | Other Changes- Additions (Deductions) | Ending Balance |
|---|---|---|---|---|---|
| Wells, platforms and other facilities | 292,720,710 | 276,306 | | | 292,997,016 |
| Office condominium units and improvements | 10,039,054 | 175,118 | | | 10,214,172 |
| Office furniture, fixtures and equipment | 10,085,404 | 79,762 | | (487,000) | 9,678,166 |
| Transportation equipment | 6,035,307 | 268,103 | | (594,631) | 5,708,779 |
| | 318,880,475 | 799,289 | 0 | (1,081,631) | 318,598,133 |

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008

| Classification | Beginning Balance | Additions at Cost | Charged to Costs and Expenses | Charged to Other Accounts | Other Changes Additions (Deductions) | Ending Balance |
|---|---|---|---|---|---|---|
| Deferred oil exploration and development costs | 850,678,906 | 6,198,907 | | | | 856,877,813 |
| less-Allowance for unrecoverable deferred oil explo costs | (42,079,552) | | | | | (42,079,552) |
| | 808,599,354 | 6,198,907 | 0 | 0 | 0 | 814,798,261 |

**THE PHILODRILL CORPORATION**
**SCHEDULE M - CAPITAL STOCK**
**FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2008**

| Title of Issue | Authorized | Issued and Outstanding | Subscribed | Number of shares Reserved for Options, etc. | Number of shares held by Directors, Officers and Employees | Others |
|---|---|---|---|---|---|---|
| Common shares at P1.00 par value | 1,650,000,000 | 1,627,632,661 | 7,311,156 | 0 | 7,202,439 | 1,627,741,678 |

| past due accts & items in litigation |
|---|
| 0 |
| 0 |
| 0 |

*Determining functional currency*



**Summary of Significant Accounting Policies**

Basis of Financial Statement Preparation
The financial statements of the Company, which include the share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs as discussed in Notes 2 and 7, have been prepared in compliance with accounting principles generally accepted in the Philippines (Philippine GAAP), as set forth in Philippine Financial Reporting Standards (PFRS). These are the Company's first financial statements prepared in compliance with PFRS.

The Company prepared its financial statements until December 31, 2004 in conformity with Statements of Financial Accounting Standards (SFAS) and Statements of Financial Accounting Standards/International Accounting Standards (SFAS/IAS).

The Company applied PFRS 1, *First-time Adoption of Philippine Financial Reporting Standards*, in preparing the financial statements, with January 1, 2004 as the date of transition. The Company applied the accounting policies set forth below to all the years presented except those pertaining to financial instruments. An explanation of how the adoption of PFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 4.

The financial statements of the Company have been prepared on a historical cost basis, except for available-for-sale investments which are measured at fair value and crude oil inventory which is valued at market. The financial statements are presented in Philippine pesos, which is the Company's functional and presentation currency under PFRS. All values are rounded to the nearest peso except as otherwise indicated.

Significant Accounting Judgments and Estimates

Judgments
In the process of applying the Company's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the financial statements:

Financial assets and financial liabilities are further classified as either financial asset or financial



As of December 31, 2005 and 2004, wells, platforms and other facilities amounted to ₱294.6 million and ₱293.9 million, respectively (see Note 8).

*Deferred income tax assets*
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2005 and 2004. Deferred income tax assets amounting to ₱60.9 million and ₱53.9 million in 2005 and 2004, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

*Pension and other retirement benefits*
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱0.7 million as of December 31, 2005 (see Note 22). Pension asset amounted to ₱0.6 million as of December 31, 2004 (see Note 22).

*Estimating useful lives of property and equipment*
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2005 and 2004, the aggregate net book values of property and equipment amounted to ₱296.4 million and ₱296.5 million, respectively.

*Impairment of Available-for-Sale Investments*
An impairment issue arises with respect to available for sale investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of available-for-sale equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of available-for-sale investments amounted to ₱84.6 million as of December 31, 2005. No impairment losses were recognized in 2005.



Interest-bearing Loans and Borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statements of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities

*Financial Assets*

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

*Financial Liabilities*

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Impairment of Non-Financial Assets



Impairment of Financial Assets
The Company assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

*Assets Carried at Amortized Cost*
If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

*Assets Carried at Cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*Available-For-Sale Financial Assets*
If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as available-for-sale are not recognized in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in profit or loss.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

| Category | Number of Years |
|---|---|
| Office condominium units and improvements | 20 |
| Transportation equipment | 5 |
| Office furniture, fixtures and equipment | 5 |

The useful lives and depletion and depreciation methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion and, depreciation, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of



operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statements of changes in stockholders' equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

| | Percentage of Ownership | |
|---|---|---|
| | 2005 | 2004 |
| PentaCapital Investments Corporation (PentaCapital) | 40.00 | 40.00 |
| PentaCapital Holdings, Inc. (Penta Holdings) | 13.21 | 13.21 |
| EDSA Properties Holdings Inc. (EPHI) | 5.08 | 5.08 |

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Wells, platform and other facilities" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.



Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

*Sale of goods*

Revenue from petroleum operations is recognized as income at the time of production.

*Rental income*

Rental income is accounted for on a straight-line basis over the related lease terms.

*Interest income*

Interest is recognized as it accrues taking into account the effective yield on the asset.

*Dividends*

Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

*Company as a Lessor*
Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes
*Current income tax*
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

*Deferred income tax*
Deferred income tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in the statements of changes in stockholders' equity and not in the statements of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

# COVER SHEET

3 8 6 8 3

S.E.C. Registration Number

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Building, 125 Pioneer Street Mandaluyong City

(Business Address : No. Street City / Town / Province)

| Reynaldo E. Nazarea | 631-8151 |
| --- | --- |
| Contact Person | Company Telephone Number |

| 0 3 | 3 1 | SEC Form 17Q - 2007 | | |
| --- | --- | --- | --- | --- |
| Month | Day | FORM TYPE | Month | Day |
| | | | Annual Meeting | |

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

| 9979 | P77.7 million | |
| --- | --- | --- |
| Total No. of Stockholders | Domestic | Foreign |

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

**SECURITIES AND EXCHANGE COMMISSION**
**SEC FORM 17-Q**

**ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.**

1. For the quarterly period ended March 31, 2007

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

| Number of Common Stock Outstanding |
|---|
| 153,494,401,600 |

Amount of Debt Outstanding

Total Liabilities P123,133,430

11. Are any or all of these securities listed on the Philippine Stock Exchange.

    Yes [x] No [ ]

12. Check whether the issuer

    (a) has filed all reports required to be filed by Section 11 of the SRC and SRC *Rule* 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

    Yes [x] No [ ]

    (b) has been subject to such filing requirements for the past 90 days.

    Yes [x] No [ ]

TABLE OF CONTENTS

9. There were NO changes in the estimates of amounts reported in prior financial year (2006), which had a material effect in the current interim period (01 January to 31 March 2007).

10. There were NO issuances, repurchases and repayments of debt and equity securities during the current interim period (January 1 to March 31, 2007).

11. There were NO dividends paid on any Company share during the interim period (January 1 to March 31, 2007).

12. The Company does not generate revenues from any particular segment and its business is not delineated into any segment, whether by business or geography. The Company is not required to disclose segment information in its financial statements.

13. Up to the time of filing of this quarterly report, there were NO material events subsequent to the end of the interim period (January 1 to March 31, 2007) that have not been reflected in the financial statements for said interim period, EXCEPT as disclosed below:

    The Company acquired 100% of the capital stock of Phoenix Gas & Oil Exploration Corporation last May 2, 2007.

14. There were NO changes in the composition of the Company during the interim period (January 1 to March 31, 2007) and there were NO business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuance of operations during said interim period.

15. The Company has NO contingent liabilities or contingent assets as of its last annual balance sheet date (December 31, 2006) and as of end of current interim period (March 31, 2007).

16. There are NO material contingencies and any other events or transactions that are material to an understanding of the current interim period (January 1 to March 31, 2007).

*Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Financial Performance

Revenues for the first quarter ended March 31, 2007 decreased by P6.0 million or 12.4% to P42.6 million from P48.7 million for the same period last year. Petroleum revenue declined by P3.3 million or 7.9% due to lower crude prices. The average price per barrel for the first quarter of 2007 was $51.658 as compared to $54.51 for the same period last year. The combined production from Nido and Matinloc wells totaled 49,296 barrels for the quarter ended March 31, 2007, around 6% lower than the 52,604 barrels produced for the same period last year. Equity in net earnings of associate increased by P0.8 million or 104% due to the higher level of income booked by Penta Capital Investment Corporation. Miscellaneous income decreased by P2.7 million or 72% mainly due to the EPHI cash dividend income booked during the first quarter of 2006 which was later reversed due to the sale implemented in June 2006. Interest income decreased by P1.4 million or 59% due to lower income accrued on notes receivable for the interim period ended March 31, 2007. Foreign exchange gains (losses) reflected a net gain of P0.068 million for the first quarter of 2007 as compared to net loss of P0.4 million for the same period last year.

Total costs and expenses decreased by P3.2 million from P41.2 million for the first quarter of 2006 to P38.0 million for the first quarter of 2007. Interest and financing charges decreased by P10.7 million or 74% due to the lower level of borrowings. Operating costs increased by 21% due to the higher level of production cost. The company's net income amounted to P4.6 million for the first quarter of 2007 as compared with a P7.4 million for the same period last year.

The Company's top five (5) key performance indicators are as follows:

| | March 31, 2007 | Dec. 31, 2006 |
|---|---|---|
| Current Ratio | *1.13 : 1* | *0.74 : 1* |
| Current Assets | 137,699,459 | 131,245,444 |
| Current Liabilities | 122,179,331 | 176,403,928 |
| Debt to Equity Ratio | *0.09 : 1* | *0.13 : 1* |
| Total Liabilities | 123,222,467 | 177,447,064 |
| Stockholders Equity | 1,385,362,903 | 1,375,005,958 |
| Equity to Debt Ratio | *11.24 : 1* | *7.75 : 1* |
| Stockholders Equity | 1,385,362,903 | 1,375,005,958 |
| Total Liabilities | 123,222,467 | 177,447,064 |
| | | |

| Book Value per Share | 0.00903 | 0.00896 |
|---|---|---|
| Stockholders Equity | 1,385,362,903 | 1,375,005,958 |
| Average shares outstanding | 153,494,401,600 | 153,494,401,600 |
| Income per Share | 0.00003 | 0.00005 |
| Net Loss | 4,614,703 | 7,456,591 |
| Average shares outstanding | 153,494,401,600 | 153,494,401,600 |

*for the period January to March 2006.

The current ratio of 0.74:1 as of December 31, 2006 increased to 1.13:1 as of March 31, 2007. The Company's current assets exceeded its current liabilities by P15.5 million as of March 31, 2007. A portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock had an aggregate market value of P60.0 million as of March 31, 2007 and P111.9 million as of December 31, 2006. If these shares would be considered part of Current Assets, the recomputed current ratio would be 1.62: 1 as of March 31, 2007 and 1.38:1 as of December 31, 2006.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

Total assets decreased from P1.552 billion as of December 31, 2006 to P1.508 billion as of March 31, 2007. Receivables increased by P15.2 million or 19% due to the trade receivables from crude deliveries to Pilipinas Shell booked as of March 31, 2007. Crude oil inventory decreased by P7.5 million or 60% due to lower level of crude oil booked as inventory as of March 31, 2007. Other current assets increased by 5% due to additional purchases of office supplies. Available-for-sale investments decreased by P51.7 million or 40% mainly due to the sale of shareholdings in Anglo Philippine Holdings Corporation (APHC). Other noncurrent assets decreased by P0.05 million or 5% due to the amortization of other deferred charges.

Total current liabilities decreased by P54.2 million from P176.4 million as of December 31, 2006 to P122.2 million as of March 31, 2007. Loans payable, trade and other payables and advances from related companies decreased by 100%, 39% and 51% respectively, due to the settlement of some accounts during the period.

Stockholders' equity increased by P10.4 million from P1.375 billion as of December 31, 2006 to P1.385 billion as of March 31, 2007. The valuation reserve pertaining to the company's listed stock investments was adjusted from P82.8 million as of December 31, 2006 to P77.1 million as of

March 31, 2007. The company's deficit decreased by P4.6 million due to the net income booked for the first quarter of 2007.

Discussion and Analysis of Material Events and Uncertainties

In general, Management is not aware of any material event or uncertainty that has affected the current interim period and/or would have a material impact on future operations of the Company. The Company will continue to be affected by the Philippine business environment as may be influenced by any local/regional financial and political crises.

1. There are NO known trends, demands, commitments, events or uncertainties that have or are reasonably likely to have material impact on the Company's liquidity. Should the Company's cash position be not sufficient to meet current requirements, the Company may consider: a) collecting a portion of accounts receivables; b) selling a portion of its existing investments and assets and c) generating cash from loans and advances.

   There are NO events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

2. There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

3. The Company has NO material commitments for capital expenditures, except for the Company's share in the exploration and development expenditures in the SCs and GSECs. The Company expects to be able to fund such expenditures from the possible sale of a portion of its investments and/or assets, or to avoid incurring these expenditures altogether by way of *farm-outs*.

4. There are NO known trends, events or uncertainties that have had or are reasonably expected to have a material impact on the revenues or income of the Company from continuing operations.

5. There are NO significant elements of income or loss that did not arise from the Company's continuing operations.

6. There have been NO material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

Cash decreased by P1.4 million or 27.2% due to payment of accounts.

Receivables increased by P15.2 million or 19% due to additional trade receivables booked as of March 31, 2007.

Other current assets increased by P7,351.00 or 5.4%.

Available for sale investments reflected a decrease of P51.7 million due to the sale of the Company's investment in APHC.

Other noncurrent assets decreased by P0.054 million or 5.2% due to the amortization of other deferred charges during the interim period.

Loans payable, trade and other payables and advances from related companies decreased by P21.4 million, P11.9 million and P18.1 million respectively due to the payments made on these accounts during the interim period.

Subscriptions payable increased by P0.2 million or 14.4% due to additional payable booked during the interim period.

Unrealized losses on decline in market value of investments decreased by P5.7 million or 6.9% due to the adjustment in the valuation reserve pertaining to the listed stock investments of the Company.

Petroleum revenues decreased by P6.0 million due to lower crude prices and production volume. Total production for the first quarter of 2007 was 49,296 barrels as compared to 52,604 barrels for the same period last year.

Equity share in net earnings of associates increased by P0.8 million due to higher level of income of Penta Capital Investment Corporation for the interim period.

Miscellaneous income decreased by P2.7 million mainly due to the EPHI cash dividend booked during the first quarter of 2006, which was later reversed due to the sale implemented in June 2006.

Interest income decreased by P1.4 million or 59% due to lower income accrued on notes receivable for the interim period ended March 31, 2007.Foreign exchange gains (losses) reflected a net gain of P0.068 million for the first quarter of 2007 as compared to net loss of P0.4 million for the same period last year.

## 3.0 Service Contract 6B (Bonita)

Exploration activities on the Bonita Block remain suspended. Promotion of the block to potential partners is being pursued.

## 4.0 Service Contract No. 14 (Nido and Matinloc Production Blocks)

***Production and Operations Review***

**1st Quarter 2007 Crude Oil Production Summary**

**(in barrels)**

| | Nido | Matinloc | Total |
|---|---|---|---|
| January | 0 | 7,951 | 7,951 |
| February | 12,288 | 9,233 | 21,521 |
| March | 12,494 | 7,323 | 19,817 |
| ***Total*** | **24,782** | **24,507** | **49,289** |

Total 1st quarter 2007 production from the two fields decreased to 49,289 barrels from the 57,645 barrels produced during the preceding quarter. The Nido Field's output for January 1 – 4, 2007 was included in the field's December 2006 lifted volume.

The consortium completed 4 shipments to Pilipinas Shell during the 1st quarter of 2007, involving 24,782 barrels of crude from Nido and 24,507 barrels from Matinloc.

Nido –1X1 Proposal

PHILODRILL has provided Venturoil, a start-up company, with *technical data on* the Nido 1X1 structure which they will evaluate. They are also reviewing data on the other areas of SC 14 and the Cadlao area under the cover of confidentiality.

**5.0 Service Contract No. 14 C-1 (Galoc)**

During the first quarter of 2007, block operator Galoc Production Company (GPC) continued with their preparations for the forthcoming Galoc development drilling program scheduled for the 3rd quarter 2007. They are currently finalizing contracts for the installation of subsea equipment. Fabrication of the mooring-riser system and process equipment is ongoing.

The drilling schedule *continues* to slip as the drilling rig availability has been moved back due to delays in its other drilling commitments. GPC recently reported that the Energy *Searcher* may become tied up with an additional well commitment in Yemen.

From March 26 – 29, 2007, a GPC consultant conducted a review and sampling of the Galoc and Octon cores as part GPC's drill mud optimization and formation damage studies.

GPC entered into a Crude Agency Agreement with Vitol for the marketing of their share of the Galoc production and offered the same marketing arrangement to the other partners including PHILODRILL.

**6.0 Service Contract 14 C-2 (West Linapacan)**

In January 2007, US-based Pitkin Petroleum Ltd. and the Singapore-based Pearl Energy Limited submitted a joint farm-in proposal for West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. PHILODRILL was authorized to give a counter-proposal to the farminees patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

PHILODRILL also received expressions of interest from Yilgam Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgam and Pearl Oil decided not to pursue their interest while Pitkin submitted their revised farm-in proposal for the partners' consideration.

Pitkin's farm-in proposal is essentially a multi-phased approach to exploring the potential of the block and developing existing and, if found, new fields in the area. For Phase 1, Pitkin offers to conduct 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering, among others. Phase 2 includes drilling of 1 well, sub-sea facilities inspection and reserves re-certification which are all at the discretion of the farminee. Phase 3 of the proposal will involve the development of one field up to commercial 'first oil", again the conduct of which is at the discretion of the farminee.

The SC 14 partners have held and continues to hold meetings to discuss and agree on the merits of the Pitkin proposal.

**7.0 Service Contract No. 41 (Sulu Sea)**

In their letter to block operator Tap (Philippines) Pty Ltd dated 23 January 2007, the DOE approved the extension of Contract Year (CY) 9 by a period of 12 months ending on 10 May 2008. As a consequence of such CY 9 extension, CY 10 now commences on 10 May 2008 and ends on 10 May 2009. The DOE likewise approved the deferment of the 25% relinquishment of the original area after the conclusion of the 3D seismic data interpretation, as Tap requested, but not later than end of 2007.

In February 2007, Tap entered into a farm-out agreement with Salamander Energy Plc. Under the agreement, Salamander will earn 35% interest in SC 41 by contributing to the cost of the forward work program including the planned seismic acquisition and processing. Tap will retain 50% of its original earned 85%, as well as the operatorship of the block. The farm-out is conditional upon each of the parties comprising the SC 41 consortium signing a Deed of Assignment which Tap circulated to the partners during the same month.

For the rest of the quarter, Tap and Salamander continued their preparations for the 3D seismic data acquisition which will commence sometime toward the end of April 2007, acquiring not less than 600 sq km of data with Veritas as contractor using the vessel M/V Voyager.

**8.0 Service Contract No. 53 (Onshore Mindoro)**

Laxmi Organic Industries Ltd. (LAXMI) reported that for the most part of the first quarter, they have been integrating the results of the recently completed geochemical survey with geological and geophysical data. The initial results of the geochemical sampling, alongside the ongoing satellite imagery data reprocessing, validated a lot of the prospects previously identified in the Mindoro Block. LAXMI presented the results of these works to the DOE and has negotiated that these works be accepted as compliance for the Phase 1 work obligations of the consortium for the block under the service contract.

Meanwhile, Lundin Petroleum expressed interest in the Onshore Mindoro block and has signed a confidentiality agreement with LAXMI. Representatives of Lundin visited Manila in March to begin due diligence work on the block.

**9.0 SWAN BLOCK**

In January, lead applicant PHILODRILL explored the possibility of including the SWAN Consortium in Service Contracts 57 and 58 through a letter to the PNOC-EC. Under the proposed participation set-up, PHILODRILL will get 15% carried interest in each of SCs 57 and 58 to be taken from PNOC-EC's carried interests. In exchange, PHILODRILL will assign to PNOC-EC 5% participating interest in SC 14C West Linapacan Block. One advantage of the proposed arrangement is that both the SC 57 and SC 58 consortia will gain from the cost recovery pool of about $23 MM that the SWAN Block will be contributing, as well as gain access to PHILODRILL's extensive database on the SWAN Block.

PNOC-EC have agreed in principle to the mechanism of the agreement but have asked that they be given ample time to conduct due diligence to valuate the 5% West Linapacan equity in order to justify the 15% equity that they will give up in return to the SWAN Block Consortium. As of end March 20007, PNOC-EC was still conducting their evaluation studies.

**PART II – OTHER INFORMATION**

There were NO items for disclosure that were not made under SEC Form 17C during the current interim period (01 January to 31 March 2007).

# THE PHILODRILL CORPORATION
## INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
## SEC FORM 17Q



*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
Statements of Income

| | January 1 to March 31 | January 1 to March 31 |
|---|---|---|



THE PHILODRILL CORPORATION
Balance Sheets

| | (Unaudited) March 31 2007 | (Audited) December 31 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash & short term placements | 3,814,098 | 5,239,364 |
| Receivables | 93,794,402 | 78,609,623 |
| Crude oil inventory | 4,901,884 | 12,409,228 |
| Advances to affiliated companies - net | 35,046,557 | 34,852,062 |
| Other current assets | 142,518 | 135,167 |
| Total Current Assets | 137,699,459 | 131,245,444 |
| **Noncurrent Assets** | | |
| Property and equipment - net | 280,284,078 | 281,348,210 |
| Investment Property | 164,209 | 164,209 |
| Investments - Associates | 204,960,072 | 203,337,072 |
| Available-for-sale investments | 76,455,583 | 128,141,879 |
| Deferred oil exploration and devt costs - net | 808,028,877 | 807,168,493 |
| Other noncurrent assets | 993,092 | 1,047,715 |
| Total Noncurrent Assets | 1,370,885,911 | 1,421,207,578 |
| TOTAL ASSETS | 1,508,585,370 | 1,552,453,022 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Loans payable | 0 | 21,415,114 |
| Trade and other payables | 19,053,199 | 30,996,336 |
| Current portion of long-term debt | 77,724,515 | 80,724,515 |
| Advances from related companies | 17,353,650 | 35,457,474 |
| Dividends payable | 5,013,853 | 5,013,853 |
| Subscriptions payable | 1,890,220 | 1,652,742 |
| Income tax payable | 1,143,894 | 1,143,894 |
| Total Current Liabilities | 122,179,331 | 176,403,928 |
| **Noncurrent Liabilities** | | |
| Pension liability | 1,043,136 | 1,043,136 |
| Total Noncurrent Liabilities | 1,043,136 | 1,043,136 |
| **Stockholders' Equity** | | |
| Capital stock - P0.01 par value | | |
| Authorized - 155 billion shares | | |
| Issued | 1,527,652,861 | 1,527,632,861 |
| Subscribed | 7,291,155 | 7,311,155 |
| Subscriptions receivable | (1,153,679) | (1,157,679) |
| Paid in capital from sale of treasury | 1,624,012 | 1,624,012 |
| Unrealized losses on decline in market value of investments | (77,069,020) | (82,807,262) |
| Retained Earnings | (72,982,426) | (77,597,129) |
| Total Stockholders' Equity | 1,385,362,903 | 1,375,005,958 |
| TOTAL LIABILITES AND STOCKHOLDERS' EQUITY | 1,508,585,370 | 1,552,453,022 |

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

| | March 2007 | March 2006 |
|---|---|---|



THE PHILODRILL CORPORATION

Statements of Cash Flows

(Unaudited)

| | January 1 to March 31 2007 | January 1 to March 31 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Income (Loss) before income tax | 4,614,703 | 7,456,591 |
| Adjustments for: | | |
| Depletion, depreciation and amortization | 1,132,931 | 702,643 |
| Equity in net losses (earnings) of associates - net | (1,623,000) | (794,460) |
| Operating loss before working capital changes | 4,124,634 | 7,364,775 |
| Decrease (increase) in: | | |
| Receivables | (14,742,758) | (12,071,186) |
| Crude oil inventory | 7,507,345 | 1,007,759 |
| Other current assets | (7,351) | 48,531 |
| Increase in accounts payable and accrued expenses | (29,562,441) | 6,578,959 |
| Net cash from (used in) operating activities | (32,680,570) | 2,928,837 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Cash dividends received | 0 | 0 |
| Reductions in (additions to): | | |
| Property and equipment | (68,799) | (106,532) |
| Deferred oil exploration and development costs | (860,384) | (1,498,199) |
| Advances to affiliated companies - net | (186,546) | 9,160,381 |
| Investments | 57,424,539 | 0 |
| Other noncurrent assets | (879,870) | (168,858) |
| Subscriptions payable | 237,478 | 0 |
| Share in affiliates' revaluation increment | 0 | 0 |
| Net cash from (used in) investing activities | 55,666,418 | 7,386,792 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds (Payments) of: | | |
| Subscriptions receivable | 4,000 | 0 |
| Loans payable | (24,415,114) | (989,696) |
| Net cash from (used in) financing activities | (24,411,114) | (989,696) |
| NET INCREASE (DECREASE) IN CASH | (1,425,266) | 9,325,933 |
| CASH, BEGINNING | 5,239,364 | 8,692,353 |
| CASH, ENDING | 3,814,098 | 18,018,286 |

THE PHILODRILL CORPORATION
SCHEDULE B - AMOUNTS RECEIVABLE FROM DIRECTORS, OFFICERS
EMPLOYEES, RELATED PARTIES AND PRINCIPAL STOCKHOLDERS (OTHER THAN AFFILIATES)
FOR THE YEAR ENDED MARCH 31, 2007

| Name and Designation of Debtor | Beginning Balance | Additions | Amounts Collected | Amounts Written off | Current | Not Current | Ending Balance |
|---|---|---|---|---|---|---|---|
| Various officers and employees | 1,849,050 | 277,926 | 326,780 | | 1,800,197 | | 1,800,197 |
| | 1,849,050 | 277,926 | 326,780 | 0 | 1,800,197 | 0 | 1,800,197 |

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITITES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE QUARTER ENDED MARCH 31, 2007

| | BEGINNING BALANCE | | ADDITIONS | | DEDUCTIONS | | ENDING BALANCE | | |
|---|---|---|---|---|---|---|---|---|---|
| Name of Issuing Entity and Description of Investment | Number of Shares or Principal Amount of Bonds and Notes | Amount in Pesos | Equity in Earnings (Losses) of Investees for the Period | Others | Distribution of Earnings by Investees | Others | Number of Shares or Principal Amount of Bonds and Notes | Amount in Pesos | Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method |
| Investments in associates-at equity | | | | | | | | | |
| Penta Capital Investment Corp. | 1,600,000 | 169,787,856 | 1,623,000 | | | | 1,600,000 | 181,410,856 | |
| Penta Capital Holdings, Inc. | 300,000 | 43,549,216 | | | | | 300,000 | 43,549,216 | |
| | | 203,337,072 | 1,623,000 | 0 | 0 | 0 | | 204,960,072 | 0 |
| Amount shown under the caption "Available For Sale Investments" | | | | | | | | | |
| Atlas Consolidated Mining and Development Corporation | 3,123,293 | 101,081,306 | | | | | 3,123,293 | 101,081,306 | |
| Anglo Philippine Holdings Corp. | 49,874,000 | 49,095,645 | | | | 49,089,738 | 8,000 | 5,907 | |
| Vulcan Industrial & Mining Corp. | 9,395,496 | 12,115,951 | | | | 7,073,815 | 3,910,000 | 5,042,136 | |
| United Paragon Mining Corp. | 7,573,570 | 12,603,152 | | | | | 7,573,570 | 12,603,152 | |
| Philippine Gold | 325,000 | 10,677,340 | | | | | 325,000 | 10,677,340 | |
| Fil-Estate Corporation | 162,073 | 170,769 | | | | 170,769 | 0 | 0 | |
| South China Petroleum Explo., Inc. | 2,223,668 | 2,776,235 | 336,636 | | | | 2,640,034 | 3,110,870 | |
| Fil-Estate Land, Inc. | 6,186,800 | 10,423,888 | | | | | 6,186,800 | 10,423,888 | |
| CJH Golf Club, Inc. | 17 | 20,305,555 | | | | | 17 | 20,305,555 | |
| PNOC-EDC | 300,000 | 960,000 | | | | 960,000 | | 0 | |
| Lepanto Consolidated Mining Co. | 99,279 | 15,852 | | | | 15,852 | 0 | 0 | |
| Holcim Philippines | 60,000 | 450,000 | | | | 450,000 | 60,000 | 0 | |
| | | 221,064,694 | 336,636 | 0 | 0 | 67,760,174 | | 163,630,156 | 0 |
| less-allowance for decline in market value | | 92,912,816 | | | | 5,738,243 | | 87,174,672 | |
| | | 128,141,878 | | 0 | | 63,498,417 | | 76,455,583 | |
| | | 331,478,951 | 1,623,000 | 0 | 0 | 63,498,417 | 0 | 281,416,655 | 0 |

**THE PHILODRILL CORPORATION**
**SCHEDULE D - INDEBTEDNESS OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES**
**FOR THE QUARTER ENDED MARCH 31, 2007**

| Name of Affiliate | Beginning Balance | Ending Balance |
|---|---|---|
| United Paragon Mining Corporation | 27,669,463 | 27,863,958 |
| Vulcan Industrial and Mining Corporation | 1,397,559 | 1,397,559 |
| Fil-Energy Corporation | 4,753,762 | 4,753,762 |
| Ocean Composite Yacht, Inc. | 4,500,000 | 4,500,000 |
| Pacific Rim Export Holdings, Corporation | 1,114,118 | 1,114,118 |
| Minoro Mining Corporation | 1,031,278 | 1,031,278 |
| | 40,466,180 | 40,660,675 |
| Less-allowance for doubtful accounts | 5,614,118 | 5,614,118 |
| | 34,852,062 | 35,046,557 |

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

| Classification | Beginning Balance | Additions at Cost | Retirements | Other Changes-Additions (Deductions) | Ending Balance |
|---|---|---|---|---|---|
| Wells, platforms and other facilities | 562,631,804 | | | 30 | 562,631,834 |
| Office condominium units and improvements | 10,774,461 | | | | 10,774,461 |
| Office furniture, fixtures and equipment | 10,827,505 | 68,769 | | | 10,896,274 |
| Transportation equipment | 10,277,196 | | | | 10,277,196 |
| | 594,510,966 | 68,769 | 0 | 30 | 594,579,765 |

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

| Classification | Beginning Balance | Additions Charged to Costs and Expenses | Retirements | Other Changes-Additions (Deductions) | Ending Balance |
|---|---|---|---|---|---|
| Wells, platforms and other facilities | 292,484,612 | 360,312 | | | 292,844,924 |
| Office condominium units and improvements | 10,227,541 | 134,234 | | | 10,361,775 |
| Office furniture, fixtures and equipment | 9,794,935 | 124,525 | | | 9,919,460 |
| Transportation equipment | 655,667 | 513,860 | | | 1,169,527 |
| | 313,162,755 | 1,132,931 | 0 | 0 | 314,295,686 |

| Ending Balance |
|---|
| 850,108,429 |
| (42,079,552) |
| 808,028,877 |

THE PHILODRILL CORPORATION
SCHEDULE I - LONG TERM DEBT
FOR THE QUARTER ENDED MARCH 31, 2007

| Title of issue and type of obligation | Amount authorized by indenture | Amount shown under caption "Current portion of long-term debt" in related balance sheet | Amount shown under caption "Long-term debt" in related balance sheet |
|---|---|---|---|
| Metropolitan Bank and Trust Company | 52,724,515 | 52,724,515 | 0 |
| Penta Capital Investment Corporation | 25,000,000 | 25,000,000 | 0 |
| | 77,724,515 | 77,724,515 | 0 |

THE PHILODRILL CORPORATION
SCHEDULE M - CAPITAL STOCK
FOR THE QUARTER ENDED MARCH 31, 2007

| Title of Issue | Authorized | Issued and Outstanding | Subscribed | Number of shares Reserved for Options, etc. | Number of shares held by Directors, Officers and Employees | Others |
|---|---|---|---|---|---|---|
| Common shares at P1.00 par value | 155,000,000,000 | 152,765,286,121 | 729,115,566 | 0 | 668,695,530 | 152,825,706,157 |

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
FOR THE FIRST QUARTER ENDED MARCH 31, 2007

1) AGING OF ACCOUNTS RECEIVABLE

| Type of Accounts Receivable | Total | 1 month | 2-3 months | 4-6 months | 7 months to 1 year | 1-2 years | 3-4 years | 5 years above | past due accts & items in litigation |
|---|---|---|---|---|---|---|---|---|---|
| a) Trade receivables | | | | | | | | | |
| 1) Account with contract operator | 38,878,812 | 28,456,293 | 10,647,893 | 1,368,078 | 7,306,348 | | | | |
| less allowance for doubtful accounts | 0 | | | | | | | | |
| Net Trade Receivables | 38,878,812 | 28,456,293 | 10,647,893 | 1,368,078 | 7,306,348 | 0 | 0 | | 0 |
| b) Non-trade receivables | | | | | | | | | |
| 1) Accrued interest receivable | 61,918,733 | 321,830 | 612,811 | 1,778,223 | 2,891,868 | 11,663,916 | 13,886,896 | 30,837,873 | |
| less allowance for doubtful accounts | (3,578,378) | | | | | | | (3,578,378) | |
| 2) Account with officers and employees | 1,888,117 | 18,893 | 288,412 | | 1,623,182 | | | | |
| 3) Dividend receivable | 2,200,000 | | | | | | 2,200,000 | | |
| 4) Others | 1,934,142 | 614,341 | | | 1,438,881 | | | | |
| less allowance for doubtful accounts | 0 | | | | | | | | |
| Net Non-Trade Receivables | 63,817,731 | 954,613 | 771,824 | 1,778,223 | 5,834,949 | 11,663,916 | 16,106,896 | [illegible] | 0 |
| Net Receivables | 93,794,403 | 21,848,106 | 11,818,317 | 3,136,306 | 13,221,277 | 11,663,916 | 16,106,896 | [illegible] | 0 |

2) ACCOUNTS RECEIVABLE DESCRIPTION

| Type of Accounts Receivable | Nature/Description | Collection Period |
|---|---|---|
| a) Trade receivables | | |
| 1) Account with contract operator | share in crude oil revenue net of share in production costs | 30 days |
| b) Non-trade receivables | | |
| 1) Accrued interest receivable | interest receivable on advances | |
| 2) Account with officers and employees | other advances to officers and employees | |
| 3) Dividend receivable | share in dividend declared by affiliate | |

**Summary of Significant Accounting Policies**

Basis of Preparation
The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance
The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards
The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits*;
- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates*;

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option*; and

- PFRS 6, *Exploration for and Evaluation of Mineral Resources*.

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors*. Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007)*. PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation*. It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009)*. PFRS 8 will replace PAS 14, *Segment Reporting*, and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;



- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007).* The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006).* This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006).* This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006).* This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006).* This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007).* This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008).* This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments
Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs. Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

*Loans and Receivables*
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

*AFS Financial Assets*
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

*Other Financial Liabilities*
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).



Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities
*Financial Assets*
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

1. the rights to receive cash flows from the asset have expired;

2. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

3. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

*Financial Liabilities*
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

*Assets Carried at Amortized Cost*
If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the



asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

*Assets Carried at Cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*AFS Financial Assets*
If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.



The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

| Category | Number of Years |
|---|---|
| Office condominium units and improvements | 20 |
| Transportation equipment | 5 |
| Office furniture, fixtures and equipment | 3 |

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

| | Percentage of Ownership | |
|---|---|---|
| | 2006 | 2005 |
| PentaCapital Investments Corporation (PentaCapital) | 40.00 | 40.00 |
| PentaCapital Holdings, Inc. (Penta Holdings) | 13.76 | 13.76 |
| EDSA Properties Holdings Inc. (EPHI) | – | 5.08 |

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.



Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

<u>Revenue</u>
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

*Sale of goods*
Revenue from petroleum operations is recognized as income at the time of production.

*Rental income*
Rental income is accounted for on a straight-line basis over the related lease terms.

*Interest income*
Interest is recognized as it accrues taking into account the effective yield on the asset.

*Dividends*
Dividend income is recognized when the right to receive the payment is established.

<u>Borrowing Costs</u>
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Pension Benefits</u>
The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.



If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

*Company as a Lessor*

Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes

*Current income tax*

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

*Deferred income tax*

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions

Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies

Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments

For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.



SEC Number 38683
File Number ____

# THE PHILODRILL CORPORATION

(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of August 31, 2006.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



| | |
|---|---|
| | 10,690* |
| **Number of Shareholders owning at least one (1) Board lot each** | **7,901** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 1,000 shares

| **Computation of the Number of Shareholders owning at least one (1) Board lot each** | | |
|---|---|---|
| **Price Range (per PSE)** | | **1.02 to 2.50** |
| **Market Price as of August 31, 2006** | **A** | **₱ 1.20** |
| | **B** | **1.18** |
| **Shares per Board Lot** | | **1,000** |

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)


CENTRAL RECEIVING
UNIT
Received by:

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 September 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱110,327,469.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please be advised that The Philodrill Corporation (the "Company") will be selling around 10,000,000 treasury shares beginning Tuesday, 26 September 2006, at prevailing market price. Proceeds from the sale are intended to augment the Company's working capital resources.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number _____

## *THE PHILODRILL CORPORATION*

(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*

Form Type

_______________

Amendment Designation (If applicable)

_______________

Period Ended Date

_______________

(Secondary License Type and File Number)


UNIT
Received by:

# SECURITIES AND EXCHANGE COMMISSION

## SEC FORM 17-C

'06 SEP 26 P4:09

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 September 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱110,327,469.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Subject to the approval of the Department of Energy (DOE), The Philodrill Corporation and the continuing parties of Service Contract (SC) 41 consortium have completed the assignment of an aggregate 85% participating interest in SC 41 (Sulu Sea Block) in favor of Tap Oil Limited of Australia to implement Tap Oil's farm-in into SC 41.

The Philodrill Corporation retains a 3.398% participating interest in SC 41.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**



**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **4 October 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱109,983,720.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of September 30, 2006.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

**Number of Shareholders Owning at Least One (1) Board Lot**

**September 30, 2006**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **1,534,944,016** |
| **Number of Stockholders** | **10,646*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **7,865** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 1,000 shares

**Computation of the Number of Shareholders owning at least one (1) Board lot each**

| | | |
|---|---|---|
| **Price Range (per PSE)** | | **1.02 to 2.50** |
| **Market Price as of September 30, 2006** | **A** | **₱ 1.02** |
| | **B** | **1.02** |
| **Shares per Board Lot** | | **1,000** |

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**ITEM 9. OTHER EVENTS**

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of October 31, 2006.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

**October 31, 2006**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **1,534,944,016** |
| **Number of Stockholders** | **10,638*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **3,120** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

**Computation of the Number of Shareholders owning at least one (1) Board lot each**

| | | |
|---|---|---|
| **Price Range (per PSE)** | | **.51 to 1.00** |
| **Market Price as of October 31, 2006** | **A** | **₱ .95** |
| | **B** | **.96** |
| **Shares per Board Lot** | | **10,000** |

SEC Number *38683*
File Number _____



# *THE PHILODRILL CORPORATION*
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

_______________
Amendment Designation (If applicable)

_______________
Period Ended Date

_______________
(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**


SEC HRAD
DEC 08 2006
47
By:

**SEC FORM 17-C**


CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **7 December 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱110,284,350.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

## ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of November 30, 2006.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

**Number of Shareholders Owning at Least One (1) Board Lot**

**November 30, 2006**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **1,534,944,016** |
| **Number of Stockholders** | **10,621*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **3,103** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 10,000 shares

| Computation of the Number of Shareholders owning at least one (1) Board lot each | | |
|---|---|---|
| **Price Range (per PSE)** | | **.51 to 1.00** |
| **Market Price as of November 30, 2006** | **A** | **₱ 1.00** |
| | **B** | **1.02** |
| **Shares per Board Lot** | | **10,000** |

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**


SEC HRAD
DEC 27 2006
CENTRAL RECEIVING AND RECORDS DIVISION
By:

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **27 December 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱110,284,350.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please be advised that The Philodrill Corporation (the "Company") will be selling 24,607,557 treasury shares by way of a special block sale on Wednesday, 27 December 2006, in favor of Alakor Corporation at prevailing market price. Proceeds from the sale are intended to augment the Company's working capital resources.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number 38683
File Number _____

*THE PHILODRILL CORPORATION*
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**



**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **3 January 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱108,550,910.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

## ITEM 9. OTHER EVENTS

Attached is the certification by the Company's Compliance Officer on the Company's compliance with SEC Memorandum Circular No. 2 on the Code of Corporate Governance and the Company's Manual on Corporate Governance.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

# CERTIFICATION

Pursuant to the provisions of our Corporate Governance Manual required under Securities and Exchange Commission Memorandum Circular No. 2 dated April 05, 2002, I hereby certify that:

1. Compliance with SEC Memorandum Circular No. 2 dated April 5, 2002, as well as all relevant Circulars on Corporate Governance have been monitored;

2. The Philodrill Corporation, its directors, officers and employees complied with all the leading practices and principles on good corporate governance as embodied in the company's Manual;

3. The Philodrill Corporation also complied with the appropriate performance self-rating assessment and performance evaluation system to determine and measure compliance with the Manual;

4. There are no major deviations from the adopted Manual on Corporate Governance; and,

5. All members of the Board of Directors, as well as Senior Management officers, completed and were duly certified to have attended a 2-day special seminar on Corporate Governance.

**ADRIAN S. ARIAS**
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 03 JAN 2007 day of January 2007 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 09771415 issued on January 4, 2006 at Mandaluyong City.

Doc. No. 179;
Page No. 36;
Book No. I;
Series of 2007.

CARMEN-ROS[illegible] A. BASALL[illegible]-EST[illegible]PADOR
Notary Public for Mandaluyong City
Commission No. 169. Until 31 Dec 2007
Roll of Attorneys No. [illegible]
PTR No. 0002410 / 01/2[illegible] / Makati City
IBP No. 662619 / [illegible]
9/F Quad Alpha Centrum, 125 Pioneer St.,
Mandaluyong City



SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**


SEC
HRAD
JAN 05 2007
CENTRAL RECEIVING AND RECORDS DIVISION

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **5 January 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱108,550,910.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each as of December 31, 2006.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

December 31, 2006

| | |
|---|---|
| Number of Issued and Outstanding Shares | 1,534,944,016 |
| Number of Stockholders | 10,587* |
| Number of Shareholders owning at least one (1) Board lot each | 7,794 |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 1,000 shares

| Computation of the Number of Shareholders owning at least one (1) Board lot each | | |
|---|---|---|
| Price Range (per PSE) | | 1.02 to 2.50 |
| Market Price as of December 31, 2006 | A | ₱ 1.14 |
| | B | 1.14 |
| Shares per Board Lot | | 1,000 |

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION


SEC HRAD
JAN 24 2007
21
CENTRAL RECEIVING AND RECORDS DIVISION
By:

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **23 January 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding |
|---|---|
| Class "A" | 918,569,839 |
| Class "B" | 616,374,177 |
| Total | 1,534,944,016 |
| Loans Payable | ₱108,550,910.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please be advised that The Philodrill Corporation (the "Company") has sold 49,868,000 shares of Anglo Philippine Holdings Corporation at prevailing market price. Proceeds from the sale are intended to pay a portion of the Company's outstanding loans and augment working capital resources.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number _____



*THE PHILODRILL CORPORATION*
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)



**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 February 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P1.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 90,154,446.91 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of January 31, 2007.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

**January 31, 2007**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **153,494,458,796** |
| **Number of Stockholders** | **10,050*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **7,761** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

| **Computation of the Number of Shareholders owning at least one (1) Board lot each** | |
|---|---|
| **Price Range (per PSE)** | **₱.011 to .025** |
| **Market Price as of January 31, 2007** | **₱ .012** |
| **Shares per Board Lot** | **100,000** |



Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel No. 634-04-01 Fax No. 635-98-97
E-mail fsti@com.p ... com.ph

JCS/DGM-07-086

February 05, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of January 31, 2007, to wit:

| | Shares |
|---|---|
| Total Outstanding | 153,494,458,796 |
| Foreign Ownership Limit (40%) | 61.397,783,518 |
| Actual Foreign Ownership (1.612%) | 2,474,626,309 |

| | Date |
|---|---|
| Transaction (settlement) last Processed by PCD | August 29, 2006 |
| Last transaction (DT) processed by FSTI | January 31, 2007 |

Thank you.

Very truly yours,

JENNY C. SERAFICA
Consultant for Operation

/dgm

SENT BY ~~FAX~~ MAIL E-MAIL PARCEL ON ____ 727-2990

RECEIVED

SEC Number *38683*
File Number ____

**THE PHILODRILL CORPORATION**

(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **21 February 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 79,724,515.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please be advised that at the Regular Meeting of the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") held today, 21 February 2007, the Board has approved the scheduling of the Company's **Annual Stockholders' Meeting** ("ASM") on **20 June 2007, Wednesday, 3:00 p.m.** By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and vote at said Meeting, is **13 April 2007**.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 March 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 77,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of February 28, 2007.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

**February 28, 2007**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **153,494,458,796** |
| **Number of Stockholders** | **10,020*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **7,729** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

| **Computation of the Number of Shareholders owning at least one (1) Board lot each** | |
|---|---|
| **Price Range (per PSE)** | **₱.011 to .025** |
| **Market Price as of February 28, 2007** | **₱ .013** |
| **Shares per Board Lot** | **100,000** |


FIDELITY
STOCK TRANSFERS, INC.

Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail . fsti@compass.com.ph

JCS/DGM-07-118

March 02, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of February 28, 2007, to wit:

| | Shares |
|---|---|
| Total Outstanding | 153,494,458,796 |
| Foreign Ownership Limit (40%) | 61,397,783,518 |
| Actual Foreign Ownership (1.612%) | 2,474,626,309 |

| | Date |
|---|---|
| Transaction (settlement) last Processed by PCD | January 30, 2007 |
| Last transaction (DT) processed by FSTI | February 28, 2007 |

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

---

***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER


MAR 13 2007

1. **12 March 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 77,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

The Philodrill Corporation and the other members of Service Contract (SC) 6A consortium have entered into a Farm-In Agreement with Vitol GPC Investments S.A. and the same has been submitted to, and is now pending approval by, the Department of Energy.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

*$8^{th}$ – $9^{th}$ Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**


SEC HRAD
MAR 16 2007
CENTRAL RECEIVING AND RECORDS DIVISION
By:

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **15 March 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 77,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

We are submitting herewith a certification on the Company's Petroleum Service Contracts with the Department of Energy (DOE).

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary


Republic of the Philippines
DEPARTMENT OF ENERGY

# CERTIFICATION

TO WHOM IT MAY CONCERN:

This is to certify that The Philodrill Corporation, a company organized and existing under the laws of the Republic of the Philippines, is a member of the following valid and subsisting Petroleum Service Contracts (SC), either in its capacity as operator or consortium member:

| | |
|---|---|
| SC 6 (Cadlao Production Block) | Carried Interest Party |
| SC 6A (Octon Block) | Operator |
| SC 6B (Bonita Block) | Operator |
| SC 14A (Nido Block) | Operator |
| SC 14B (Matinloc Block) | Operator |
| SC 14B-1 (North Matinloc) | Operator |
| SC 14C-1 (Galoc) | Consortium Member |
| SC14C-2 (West Linapacan) | Operator |
| SC 14D (Retention Block) | Operator |
| SC 14 (Tara Block) | Consortium Member |
| SC41 (Sulu Sea) | Consortium Member |
| SC 53 (Onshore Mindoro) | Consortium Member |

This certification is being issued to The Philodrill Corporation for whatever legal purpose it may serve.

March 2, 2007, Fort Bonifacio, Taguig City

**RAMON ALLAN V. OCA**
Director
Energy Resource Development Bureau

IUO:TMC:ECD:mag
dd-certification-SC
Philodrill

Energy Center, Merritt Rd., Fort Bonifacio, Taguig City, Metro Manila 1201 Philippines
Tel. Nos.: Trunkline (632)840-1401; Telefax (632) 840-2067; (632) 840-2138; (632) 840-4244; Fax (632) 840-1731; Hotline (632) 840-2130
Website: www.doe.gov.ph E-mail: info@doe.gov.ph

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**


SEC HRAD
APR 04 2007
CENTRAL RECEIVING AND RECORDS DIVISION

**SEC FORM 17-C**


CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 April 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 77,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of March 31, 2007.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

March 31, 2007

| | |
|---|---|
| Number of Issued and Outstanding Shares | 153,494,458,796 |
| Number of Stockholders | 9,979* |
| Number of Shareholders owning at least one (1) Board lot each | 7,666 |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

| Computation of the Number of Shareholders owning at least one (1) Board lot each | |
|---|---|
| Price Range (per PSE) | ₱.011 to .025 |
| Market Price as of March 31, 2007 | ₱.013 |
| Shares per Board Lot | 100,000 |



Ground Floor, Philex Bldg., Philex Mining
No. 27 Brixton cor. Fairlane St., Pasig City
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail . fsti@compass.com.ph

JCS/DGM-07-215

April 03, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of March 31, 2007, to wit:

| | Shares |
|---|---|
| Total Outstanding | 153,494,458,796 |
| Foreign Ownership Limit (40%) | 61,397,783,518 |
| Actual Foreign Ownership (1.612%) | 2,474,626,309 |

| | Date |
|---|---|
| Transaction (settlement) last Processed by PCD | January 30, 2007 |
| Last transaction (DT) processed by FSTI | March 30, 2007 |

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

/dgm

**THE PHILODRILL CORPORATION**
**Directors / Officers and Stockholders Owning 5% or more**
**As of March 31, 2007**

| Name | Position | Total Issued & Outstanding | Percentage (%) |
|---|---|---|---|
| Alfredo C. Ramos | Chairman & President / Director | 4,875,130 | 0.003% |
| Francisco A. Navarro | EVP / Director | 745,600 | 0.000% |
| Reynaldo E. Nazarea | Treasurer / VP for Administration | 0 | 0.000% |
| Alessandro O. Sales | VP Exploration | 0 | 0.000% |
| Nicasio I. Alcantara | Director | 363,200,000 | 0.237% |
| Walter W. Brown | Director | 1,000,000 | 0.001% |
| Christopher M. Gotanco | Director | 1,952,700 | 0.001% |
| Honorio A. Poblador III | Director | 29,900,000 | 0.019% |
| Presentacion S. Ramos | Director | 100,000 | 0.000% |
| Adrian S. Ramos | Director | 10,000 | 0.000% |
| Augusto B. Sunico | Director | 4,917 | 0.000% |
| Adrian S. Arias | Corporate Secretary | 65,217 | 0.000% |

Stockholders Owning 5% or more

| Name | | Total Issued & Outstanding | Percentage (%) |
|---|---|---|---|
| PCD Nominee Corporation | | 68,909,618,721 | 44.894% |
| National Bookstore, Inc. | | 26,652,621,975 | 17.364% |
| Vulcan Industrial & Mining Corp. | | 16,588,287,169 | 10.807% |
| | | 112,552,381,419 | 73.327% |

| | |
|---|---|
| Total Issued & Outstanding shares | 153,494,458,796 |
| Total No. of STH as Mar. 31, 2007 | 9,979 |
| No. of STH owning at least one board lot (Board lot 100,000) | 7,686 |

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**ITEM 9. OTHER EVENTS**

We are submitting herewith one (1) pc. CD-ROM List of Stockholders as of April 13, 2007.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number _____

# *THE PHILODRILL CORPORATION*

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**



CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **02 May 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 76,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please be advised that today, 02 May 2007, The Philodrill Corporation (the "Company") acquired 4,067,500,000 issued and outstanding shares of Phoenix Gas & Oil Exploration Company, Inc. (PGO).

PGO owns participating interests in the following service contracts:

| | |
|---|---|
| Service Contract 6A (Octon) | 1.1000% |
| Service Contract 6B | 28.1250% |
| Service Contract 14 (Tara) | 22.5000% |
| Service Contract 14B1 (North Matinloc) | 15.2610% |
| Service Contract 14C (Galoc) | 0.6205% |
| Service Contract 14C (West Linapacan) | 2.4820% |

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number _____

# *THE PHILODRILL CORPORATION*

(Company's Full Name)

*$8^{th}$ – $9^{th}$ Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 17 – C*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

## SECURITIES AND EXCHANGE COMMISSION

## SEC FORM 17-C



CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **04 May 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683**  3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 76,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

**ITEM 9. OTHER EVENTS**

Please be advised that the Company's Annual Stockholders' Meeting ("ASM") on 20 June 2007, Wednesday, will be held at the Banahaw Ballroom, The Legend Villas, 60 Pioneer St., Mandaluyong City from 3 – 5 p.m.

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary



SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **07 May 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 76,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

## ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of April 30, 2007.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary



FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-245

May 03, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of April 30, 2007, to wit:

| | Shares |
|---|---|
| Total Outstanding | 153,494,458,796 |
| Foreign Ownership Limit (40%) | 61,397,783,518 |
| Actual Foreign Ownership (1.502%) | 2,306,771,909 |

| | Date |
|---|---|
| Transaction (settlement) last Processed by PCD | April 12, 2007 |
| Last transaction (DT) processed by FSTI | April 30, 2007 |

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

/dgm

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

**April 30, 2007**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **153,494,458,796** |
| **Number of Stockholders** | **9,960*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **7,000** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

| **Computation of the Number of Shareholders owning at least one (1) Board lot each** | |
|---|---|
| **Price Range (per PSE)** | **₱.011 to .025** |
| **Market Price as of April 30, 2007** | **₱ .014** |
| **Shares per Board Lot** | **100,000** |

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)




SEC HRAD
JUN 0 7 2007
CENTRAL RECEIVING AND RECORDS DIVISION
By:

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 June 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 75,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

## ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of May 31, 2007.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

## Number of Shareholders Owning at Least One (1) Board Lot

May 31, 2007

| | |
|---|---|
| Number of Issued and Outstanding Shares | 153,494,458,796 |
| Number of Stockholders | 9,927* |
| Number of Shareholders owning at least one (1) Board lot each | 7,635 |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

| Computation of the Number of Shareholders owning at least one (1) Board lot each | |
|---|---|
| Price Range (per PSE) | ₱.011 to .025 |
| Market Price as of May 31, 2007 | ₱ .022 |
| Shares per Board Lot | 100,000 |


FIDELITY
STOCK TRANSFERS, INC.

Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 160..
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-301

June 04, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of May 31, 2007, to wit:

| | Shares |
|---|---|
| Total Outstanding | 153,494,458,796 |
| Foreign Ownership Limit (40%) | 61,397,783,518 |
| Actual Foreign Ownership (1.502%) | 2,306,771,909 |

| | Date |
|---|---|
| Transaction (settlement) last Processed by PCD | April 12, 2007 |
| Last transaction (DT) processed by FSTI | May 31, 2007 |

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

/dgm

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 July 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 74,724,515.00 |

11. Indicate the item numbers reported herein: **ITEM 9**

## ITEM 9. OTHER EVENTS

Please find the attached report on the number of the Company's shareholders owning at least one (1) board lot each and percentage of Foreign ownership report as of June 30, 2007.

## SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

# THE PHILODRILL CORPORATION

**Number of Shareholders Owning at Least One (1) Board Lot**

**June 30, 2007**

| | |
|---|---|
| **Number of Issued and Outstanding Shares** | **153,494,458,796** |
| **Number of Stockholders** | **9,778*** |
| **Number of Shareholders owning at least one (1) Board lot each** | **7,512** |

*Figure was provided by Fidelity Stock Transfers, Inc., each board with a minimum 100,000 shares

| **Computation of the Number of Shareholders owning at least one (1) Board lot each** | |
|---|---|
| **Price Range (per PSE)** | **₱.011 to .025** |
| **Market Price as of June 30, 2007** | **₱ .023** |
| **Shares per Board Lot** | **100,000** |


FIDELITY
STOCK TRANSFERS, INC.

Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-350

July 03, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Section 17.13 of the PSE Revised Disclosure Rules**

Dear Sirs:

Herein below is the foreign ownership monitoring report as of June 30, 2007, to wit:

| | Shares |
|---|---|
| Total Outstanding | 153,494,458,796 |
| Foreign Ownership Limit (40%) | 61,397,783,518 |
| Actual Foreign Ownership (1.758%) | 2,698,462,109 |

| | Date |
|---|---|
| Transaction (settlement) last Processed by PCD | April 12, 2007 |
| Last transaction (DT) processed by FSTI | June 29, 2007 |

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

/dgm

SEC Number 38683
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 17 – C***
Form Type

_______________
Amendment Designation (If applicable)

_______________
Period Ended Date

_______________
(Secondary License Type and File Number)

**SECURITIES AND EXCHANGE COMMISSION**



MRAD
JUN 2 1 2007


**SEC FORM 17-C**

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **20 June 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

| Title of Each Class | Number of Shares Outstanding (@P.01 Par Value) and Amount of Debt Outstanding |
|---|---|
| Total Shares | 153,494,458,796 |
| Loans Payable | ₱ 75,724,514.46 |

11. Indicate the item numbers reported herein: **ITEM 9**

## ITEM 9. OTHER EVENTS

Please be advised that at the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held today, 20 June 2007, 3:00 p.m. at the Banahaw Ballroom, The Legend Villas, 60 Pioneer Street, Mandaluyong City, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2008:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
AUGUSTO B. SUNICO
FRANCISCO A. NAVARRO
CHRISTOPHER M. GOTANCO
WALTER W. BROWN
ADRIAN S. RAMOS
NICASIO I. ALCANTARA*
HONORIO A. POBLADOR III*

***Messrs. Alcantara and Poblador are the Company's Independent Directors***

At the Organizational Meeting of the Board of Directors of the Company held on 20 June 2007 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

| | |
|---|---|
| ALFREDO C. RAMOS | Chairman of the Board and President |
| FRANCISCO A. NAVARRO | Executive Vice President |
| REYNALDO E. NAZAREA | Treasurer and Vice President for Administration |
| ALESSANDRO O. SALES | Vice President, Exploration |
| ADRIAN S. ARIAS | Corporate Secretary |

**Nomination Committee**

Members : NICASIO I. ALCANTARA, Independent Director, Chairman
ALFREDO C. RAMOS, Director, Member
WALTER W. BROWN, Director, Member
REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member

**Compensation & Remuneration Committee**

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
WALTER W. BROWN, Director, Member
AUGUSTO B. SUNICO, Director, Member

**Audit Committee**

Members : HONORIO A. POBLADOR III, Independent Director, Chairman
NICASIO I. ALCANTARA, Independent Director, Member
WALTER W. BROWN, Director, Member
ADRIAN S. RAMOS, Director, Member

**Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance** : ADRIAN S. ARIAS

**Internal Auditor** : VIOLETA B. DE LEON

**SIGNATURES**

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**THE PHILODRILL CORPORATION**
By:

**ADRIAN S. ARIAS**
Corporate Secretary

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***Attendance of the Board of Directors Meeting***

Form Type

_______________

Amendment Designation (If applicable)

_______________

Period Ended Date

_______________

(Secondary License Type and File Number)


SEC HRAD
JAN 02 2007
19
CENTRAL RECEIVING AND RECORDS DIVISION
By:

## SECRETARY'S CERTIFICATE

KNOW ALL MEN BY THESE PRESENTS:

I, **ADRIAN S. ARIAS**, being the duly elected and qualified Corporate Secretary of **THE PHILODRILL CORPORATION** (the "Company"), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal offices at the 8th and 9th Floors, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City 1550, Philippines, under oath, depose and state:

1. That the summary of the attendance of the members of the Board of Directors of the Corporation during the Board meetings for the year 2006 shown below is true and correct based on the records of the Corporation:

| | Date of Board Meetings | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name of Directors | 1/18 | 2/15 | 3/22 | 4/26 | 5/31 | 6/21 | 7/26 | 8/23 | 9/27 | 10/25 | 11/22 | 12/20 |
| Alfredo C. Ramos | / | / | / | / | / | / | / | / | / | / | / | / |
| Walter W. Brown | / | / | / | / | / | / | / | / | X | X | X | X |
| Augusto B. Sunico | / | / | / | X | / | / | / | / | / | / | / | / |
| Presentacion S. Ramos | / | / | / | / | / | / | / | / | X | / | / | / |
| Christopher M. Gotanco | / | / | / | / | / | / | / | / | / | / | / | / |
| Adrian S. Ramos | / | / | / | / | / | / | / | / | / | / | / | / |
| Francisco A. Navarro* | X | X | / | / | / | / | / | / | / | / | / | / |
| Nicasio I. Alcantara | X | X | X | / | X | / | / | / | / | / | X | / |
| Honorio A. Poblador III | / | / | / | X | / | X | X | X | X | / | / | / |
| Maximo G. Licauco | / | / | Resigned | X | X | X | X | X | X | X | X | X |

Legend: [/] present [x] absent [*] director as of 3/22/06

2. This certification is executed in compliance with the requirements of SEC Memorandum Circular No. 2, Series of 2002, otherwise known as the SEC Code of Corporate Governance and the Corporation's Manual on Corporate Governance.

IN WITNESS WHEREOF, I have hereunto affixed my signature this _____ day of December, 2006 at Mandaluyong City.

**ADRIAN S. ARIAS**
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 02 JAN 2007 day of December 2006 at Mandaluyong City, affiant exhibited his Community Tax Certificate No. 09771415 issued on January 4, 2006 at Mandaluyong City.

Doc. No. 173;
Page No. 36;
Book No. I;
Series of 2007.

CARMEN [illegible] SALVADOR
Notary Public [illegible]
Commission No. 169 [illegible] 2007
[illegible]
PTR No. [illegible] Makati City
IBP No. [illegible]
9/F Quad Alpha Centrum [illegible]

SEC Number *38683*
File Number ____

## *THE PHILODRILL CORPORATION*

(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*Certificate of Independent Director*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

# CERTIFICATION OF INDEPENDENT DIRECTORS

I, HONORIO POBLADOR III Filipino, of legal age and a resident of MANDALUYONG CITY after having been duly sworn to in accordance with law do hereby declare that:

1. I am an independent director of PHILODRILL.

2. I am affiliated with the following companies or organizations:

| Company/Organization | Position/Relationship | Period of Service |
|---|---|---|
| ALSONS CONSOLIDATED | DIRECTOR | 1995 to Present |
| PHILCOMSAT | DIRECTOR | 1985 to Present |
| PHIL. OVERSEAS TELECOM CORP | DIRECTOR | 1985 to Present |
| ELNOR INVESTMENT, INC | DIRECTOR | 1969 to Present |
| | | |
| | | |

3. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of PHILODRILL, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

4. I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

5. I shall inform the corporate secretary of PHILODRILL of any changes in the abovementioned information within five days from its occurrence.

Done, this ____ day of ________, at ____________.

Affiant

SUBSCRIBED AND SWORN to before me this ____ day of 2 JAN 2007 at CITY OF MANDALUYONG affiant personally appeared before me and exhibited to me his/her Community Tax Certificate No. 21381034 issued at MANDALUYONG CITY on 01/24/2006.

Doc. No. 132 :
Page No. 36 :
Book No. I :
Series of 2007:

CARMEN ROSE A. BASALLO-ESTAMPADOR
Notary Public for Mandaluyong City
Commission No. 169 Until 31 Dec. 2007
Roll of Attorneys No. 50308
PTR No. 0062410 / 01/24/06 / Makati City
IBP No. 662619 / 01/04/06 / PPLM
9/F Quad Alpha Centrum, 125 Pioneer St.,
Mandaluyong City

## CERTIFICATION OF INDEPENDENT DIRECTORS

I, Nicasio I. Alcantara, Filipino, of legal age and a resident of #1 Tamarind Road, Forbes Park, Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1. I am an independent director of The Philodrill Corporation.

2. I am affiliated with the following companies or organizations:

| NAME OF OFFICE | POSITION | DATE ASSUMED |
|---|---|---|
| CONAL CORPORATION | DIRECTOR | JULY 6,1984 TO PRESENT |
| ALSONS INSURANCE BROKERS CORP. | DIRECTOR | MARCH 1973 TO PRESENT |
| SARANGANI AGRICULTURAL CO., INC. | DIRECTOR | JANUARY 1978 TO PRESENT |
| ALSONS AQUACULTURE CORPORATION | DIRECTOR | MAY 27,1988 TO PRESENT |
| AQUASUR RESOURCES CORPORATION | DIRECTOR | MAY 7, 1987 TO PRESENT |
| FINFISH HATCHERIES, INC. | DIRECTOR | NOVEMBER 20, 1995 TO PRESENT |
| BUAYAN CATTLE CO., INC. | DIRECTOR | JANUARY 1978 TO PRESENT |
| ALSONS DEV. & INVESTMENT CORP. | DIRECTOR | DECEMBER 14, 1962 TO PRESENT |
| ALSONS LAND CORPORATION | DIRECTOR | NOVEMBER 25, 1994 TO PRESENT |
| LIMA LAND, INC. | DIRECTOR | OCTOBER 12, 1995 TO PRESENT |
| C. ALCANTARA & SONS, INC. | DIRECTOR | DECEMBER 18, 1962 TO PRESENT |
| REFRACTORIES CORP. OF THE PHILIPPINES | DIRECTOR | OCTOBER 13, 1976 TO PRESENT |
| PETRON CORPORATION | CHAIRMAN | JULY 2001 |

3. I possess all the qualifications and none of the disqualifications to serve as an Independent Director of The Philodrill Corporation, as provided for in Section 38 of the Securities Regulation Code and its Implementing Rules and Regulations.

4. I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code.

5. I shall inform the corporate secretary of The Philodrill Corporation

of any changes in the abovementioned information within five days from its occurrence.

Done, this 28th day of December, 2006, at Makati City.

**NICASIO I. ALCANTARA**
Affiant

**SUBSCRIBED AND SWORN** to before me this 28th day of December, 2006 at Makati City, affiant personally appeared before me and exhibited to me his Community Tax Certificate No. 24808809 issued at Makati City on 12 January 2006.

[illegible] U. GACAD, JR.
Notary Public
[illegible]
[illegible] Chino Roces Ext.
[illegible]

Doc. No. 38 ;
Page No. 65 ;
Book No. XLV ;
Series of 2006.

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***Minutes of the Organizational Meeting of the Board of Directors***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)


CENTRAL RECEIVING
UNIT
Received by:



**THE PHILODRILL CORPORATION**

**MINUTES OF THE ORGANIZATIONAL MEETING**
**BOARD OF DIRECTORS**

Held on 26 July 2006, 4:30 p.m.
At the Banahaw Ballroom, The Legend Villas
60 Pioneer Street, Mandaluyong City

---

Directors Present:

| | |
|---|---|
| ALFREDO C. RAMOS | WALTER W. BROWN |
| PRESENTACION S. RAMOS | CHRISTOPHER M. GOTANCO |
| ADRIAN S. RAMOS | FRANCISCO A. NAVARRO |
| AUGUSTO B. SUNICO | NICASIO I. ALCANTARA |

Also Present :

| | |
|---|---|
| REYNALDO E. NAZAREA | Treasurer & Vice-President-Administraiton |
| ALESSANDRO O. SALES | Vice-President-Exploration |
| ADRIAN S. ARIAS | Corporate Secretary |

I. **CALL TO ORDER**

Mr. Alfredo C. Ramos, acting temporarily as Chairman, called the meeting to order and designated Atty. Adrian S. Arias as Secretary. There being in attendance eight (8) out of nine (9) directors, a quorum was present for the transaction of business.

II. **ELECTION OF OFFICERS**

The first order of business is the election of officers of the Company. The Acting Chairman then declared the table open for nominations.

Upon the unanimous vote of the directors present, Mr. Alfredo C. Ramos was elected Chairman and President. Likewise, the Chairman nominated the following corporate officers:

| | |
|---|---|
| FRANCISCO A. NAVARRO | Executive Vice President |
| REYNALDO E. NAZAREA | Treasurer and Vice President for Administration |
| ALESSANDRO O. SALES | Vice President- Exploration |
| ADRIAN S. ARIAS | Corporate Secretary |

**Nomination Committee**

| Members | : | NICASIO I. ALCANTARA, Independent Director, Chairman<br>ALFREDO C. RAMOS, Director, Member<br>WALTER W. BROWN, Director, Member<br>REYNALDO E. NAZAREA – Treasurer and Vice President for Administration, Non-voting Member |
|---|---|---|

**Compensation & Remuneration Committee**

| Members | : | HONORIO A. POBLADOR III, Independent Director, Chairman<br>WALTER W. BROWN, Director, Member<br>AUGUSTO B. SUNICO, Director, Member |
|---|---|---|

**Audit Committee**

| Members | : | HONORIO A. POBLADOR III, Independent Director, Chairman<br>NICASIO I. ALCANTARA, Independent Director, Member<br>WALTER W. BROWN, Director, Member<br>ADRIAN S. RAMOS, Director, Member |
|---|---|---|

| | | |
|---|---|---|
| **Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance** | : | ADRIAN S. ARIAS |
| **Internal Auditor** | : | VIOLETA B. DE LEON |

The nominations having been seconded, the Chairman inquired if there were other nominees. There being none, the Chairman declared the above-named persons duly elected officers of the Company.

III. **ADJOURNMENT**

There being no further matters to be discussed, the meeting was, on motion duly made and seconded, adjourned at 5:30 p.m.

Certified Correct:

**ADRIAN S. ARIAS**
Corporate Secretary

ATTEST:

**ALFREDO C. RAMOS**
Chairman of the Board

***READ and APPROVED***
(Minutes of the Organizational Meeting
of the Board of Directors
held on 26 July 2006)

**PRESENTACION S. RAMOS**
Director

**WALTER W. BROWN**
Director

**AUGUSTO B. SUNICO**
Director

**CHRISTOPHER M. GOTANCO**
Director

**ADRIAN S. RAMOS**
Director

**FRANCISCO A. NAVARRO**
Director

**NICASIO I. ALCANTARA**
Director

Republic of the Philippines) S.S.
Mandaluyong City )

SUBSCRIBED AND SWORN to before me this 30 AUG 2006 day of August 2006 affiants exhibited their Community Tax Certificate to wit:

| Name | C.T.C. No. | Date and Place Issued | |
|---|---|---|---|
| ALFREDO C. RAMOS | 12099631 | January 2, 2006 | Manila |
| WALTER W. BROWN | 12619353 | January 14, 2006 | Quezon City |
| AUGUSTO B. SUNICO | 09771414 | January 4, 2006 | Mandaluyong City |
| PRESENTACION S. RAMOS | 12099632 | January 2, 2006 | Manila |
| ADRIAN S. RAMOS | 12099620 | January 2, 2006 | Manila |
| CHRISTOPHER M. GOTANCO | 21366615 | January 17, 2006 | Mandaluyong City |
| FRANCISCO A. NAVARRO | 21852116 | February 17, 2006 | Pasig City |
| NICASIO I. ALCANTARA | 24808809 | January 12, 2006 | Makati City |
| ADRIAN S. ARIAS | 09771415 | January 4, 2006 | Mandaluyong City |

Doc. No. 465;
Page No. 86;
Book No. 91;
Series of 2006.

BENIGNO F. MORALES
NOTARY PUBLIC
DEC 31, 2007
PTR NO 0606937
ISSUED ON 1-2-06
MANDALUYONG CITY

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***TOP 100 STOCKHOLDERS***
***As of September 30, 2006***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 09/30/2006

| TOP | TOTAL SHARES | PERCENTAGE | NAME |
|---|---|---|---|
| 1 | 494,938,057 | 32.2446% | PCD NOMINEE CORPORATION |
| 2 | 266,526,223 | 17.3639% | NATIONAL BOOKSTORE, INC. |
| 3 | 174,503,433 | 11.3687% | PHILEX MINING CORP. |
| 4 | 165,882,872 | 10.8070% | VULCAN INDUSTRIAL & MINING CORP. |
| 5 | 51,459,904 | 3.3525% | ALAKOR CORPORATION |
| 6 | 24,234,387 | 1.5788% | PHILIPPINE OVERSEAS TELECOMMS. CORP. |
| 7 | 24,223,034 | 1.5781% | ALAKOR SECURITIES CORPORATION |
| 8 | 14,740,821 | 0.9603% | TRAFALGAR HOLDINGS PHIL., INC. |
| 9 | 9,584,907 | 0.6244% | WEALTH SECURITIES, INC. |
| 10 | 6,621,734 | 0.4313% | TERESITA DELA CRUZ |
| 11 | 6,013,353 | 0.3917% | HENRY A. BRIMO |
| 12 | 5,667,200 | 0.3692% | ALSONS CONSOLIDATED RESOURCES, INC. |
| 13 | 4,905,652 | 0.3195% | CONRADO S. CHUA |
| 14 | 3,854,825 | 0.2511% | RCBC TA# 72-230-8 |
| 15 | 3,643,112 | 0.2373% | ANG NGO CHIONG |
| 16 | 3,632,000 | 0.2366% | NICASIO ALCANTARA |
| 17 | 3,515,620 | 0.2290% | ALBERT AWAD |
| 18 | 3,368,821 | 0.2194% | RCBC TRUST ACCOUNT #32-314-4 |
| 19 | 3,179,104 | 0.2071% | ALBERTO MENDOZA &/OR JEANIE C. MENDOZA |
| 20 | 3,003,357 | 0.1956% | CUALOPING SEC. CORP. |

| | | | |
|---|---|---|---|
| 21 | 2,644,999 | 0.1723% | PIONEER INSURANCE & SURETY CORP. |
| 22 | 2,540,970 | 0.1655% | CHRISTINE C. CHUA |
| 23 | 2,286,834 | 0.1489% | JOSE CHAN MAN CHUAN |
| 24 | 2,121,113 | 0.1381% | MONDRAGON SECURITIES CORP. |
| 25 | 1,882,475 | 0.1226% | PHIL. REMNANTS CO., INC. |
| 26 | 1,880,681 | 0.1225% | AYALA CORPORATION |
| 27 | 1,820,000 | 0.1185% | PAULINO CHUA |
| 28 | 1,799,299 | 0.1172% | ANITA N. TY |
| 29 | 1,764,157 | 0.1149% | CARMENCITA O. REYES |
| 30 | 1,730,850 | 0.1127% | SALVADOR LACSON |
| 31 | 1,684,764 | 0.1097% | JOSE D. SANGALANG |
| 32 | 1,658,070 | 0.1080% | INDEPENDENT REALTY CORPORATION |
| 33 | 1,586,879 | 0.1033% | R. S. LIM & CO. INC. |
| 34 | 1,500,000 | 0.0977% | DELFIN GO |
| 35 | 1,435,497 | 0.0935% | JUANITO QUE |
| 36 | 1,429,958 | 0.0931% | ENRIQUE LAGUINIA |
| 37 | 1,296,606 | 0.0844% | CAMPOS, LANUZA & CO., INC. |
| 38 | 1,279,718 | 0.0833% | BENJAMIN CO CA & CO., INC. |
| 39 | 1,275,000 | 0.0830% | FENIX SE BING |
| 40 | 1,209,267 | 0.0787% | IMPERIAL, DE GUZMAN, ABALOS & CO., INC. |
| 41 | 1,196,606 | 0.0779% | ANSALDO, GODINEZ & CO., INC. |
| 42 | 1,180,089 | 0.0768% | LUYS SECURITIES CO., INC. |
| 43 | 1,175,921 | 0.0766% | LACSON, STREEGAN INS. CONS., INC. |
| 44 | 1,104,000 | 0.0719% | J.A. GONZALEZ |

| | | | |
|---|---|---|---|
| 45 | 1,089,362 | 0.0709% | ANGLO PHIL. OIL & MINING DEV. CORP. |
| 46 | 1,079,185 | 0.0703% | LUCIO YAN |
| 47 | 1,038,724 | 0.0676% | DAVID WUSON |
| 48 | 1,038,608 | 0.0676% | VIRGINIA YAPTINCHAY |
| 49 | 1,033,352 | 0.0673% | PACIFIC RIM EXPORT & HOLDINGS CORP. |
| 50 | 1,010,547 | 0.0658% | JOSE ANTONIO GONZALEZ |
| 51 | 1,006,878 | 0.0655% | DAVID GO SECURITIES CORP. |
| 52 | 1,000,000 | 0.0651% | TERESO C. TAN |
| | 1,000,000 | 0.0651% | DELFIN GO KIAN LAM |
| 53 | 958,941 | 0.0624% | JIMMY BAUTISTA |
| 54 | 922,798 | 0.0601% | BRISOT ECONOMIC DEV. CORP. |
| 55 | 912,826 | 0.0594% | ARMINDA A. MUGA |
| 56 | 909,414 | 0.0592% | LACSON STREEGAN INSURANCE CONSULTANT INC. |
| 57 | 881,830 | 0.0574% | HOPKINS, HARBACH & CO. |
| 58 | 876,889 | 0.0571% | G & L SECURITIES CO., INC. |
| 59 | 859,740 | 0.0560% | CARMEN ONGSIAKO |
| 60 | 842,125 | 0.0548% | TANSENGCO & CO., INC. |
| 61 | 823,976 | 0.0536% | FRANCISCO ORTIGAS SEC., INC. A/C #212 |
| 62 | 819,759 | 0.0534% | FAUSTINO PE |
| 63 | 814,494 | 0.0530% | BENITO YANG |
| 64 | 813,874 | 0.0530% | JOSE Y CAMPOS |
| 65 | 800,000 | 0.0521% | ELISA S. SAW |
| 66 | 771,720 | 0.0502% | MANDARIN SECURITIES CORPORATION |

| | | | |
|---|---|---|---|
| 67 | 761,050 | 0.0495% | ROSARIO ACUNA |
| 68 | 759,953 | 0.0495% | BARCELON ROXAS SECURITIES, INC. |
| 69 | 758,913 | 0.0494% | INVESTORS SECURITIES, INC. |
| 70 | 748,307 | 0.0487% | MAXINE C. DE CACHO |
| 71 | 733,794 | 0.0478% | JUANITO L. YEE |
| 72 | 720,150 | 0.0469% | MARIANO O. CHUA |
| 73 | 714,518 | 0.0465% | JOSEPH D. ONG |
| 74 | 712,777 | 0.0464% | FRANCISCO ORTIGAS SEC., INC. A/C #1161 |
| 75 | 707,742 | 0.0461% | ALBERTO MENDOZA |
| 76 | 706,438 | 0.0460% | AURORA SHIH |
| 77 | 680,726 | 0.0443% | WILLIAM HOW &/OR BENITO HOW |
| 78 | 676,910 | 0.0440% | BELEN NG CO |
| 79 | 663,854 | 0.0432% | CITISECURITIES, INC. |
| 80 | 662,312 | 0.0431% | EDWARD T. GABALDON |
| 81 | 660,484 | 0.0430% | VICENTE YU |
| 82 | 658,918 | 0.0429% | MIDAS DEV. CORP. |
| 83 | 651,000 | 0.0424% | TERESITA HAM AYEN |
| 84 | 648,602 | 0.0422% | RAMON MONZON |
| 85 | 648,446 | 0.0422% | ALL ASIA SEC. MGT. CORP. |
| 86 | 646,456 | 0.0421% | ENRIQUE LUY |
| 87 | 626,751 | 0.0408% | R. NUBLA SECURITIES, INC. |
| 88 | 613,333 | 0.0399% | JOSE ANTONIO U. GONZALEZ |
| 89 | 611,917 | 0.0398% | MARIA PAZ BRIMO |
| 90 | 607,000 | 0.0395% | ROSARIO TIN |

| | | | |
|---|---|---|---|
| 91 | 603,500 | 0.0393% | AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP. |
| 92 | 595,275 | 0.0387% | PRYCE SECURITIES, INC. |
| 93 | 575,000 | 0.0374% | PIONEER INTERCONTINENTAL INSURANCE CORP. |
| 94 | 570,070 | 0.0371% | BELSON SECURITIES, INC. |
| 95 | 567,914 | 0.0369% | ANTONIO O. FLOIRENDO |
| 96 | 542,653 | 0.0353% | SUNNY BAUTISTA |
| 97 | 533,958 | 0.0347% | GREENE V. HERRERA |
| 98 | 516,000 | 0.0336% | SQUIRE SECURITIES, INC. |
| 99 | 507,066 | 0.0330% | GEORGE K. YOUNG |
| 100 | 504,559 | 0.0328% | R. COYIUTO SECURITIES, INC. |
| | 1,356,183,557 | | GRAND TOTAL |

394

SEC Number 38683
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***TOP 100 STOCKHOLDERS***
Form Type

_____
Amendment Designation (If applicable)

_____
Period Ended Date

_____
(Secondary License Type and File Number)

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 12/31/2006



SEC HRAD
JAN 1 1 2007
CENTRAL RECEIVING AND RECORDS DIVISION
By:


| TOP | TOTAL SHARES | PERCENTAGE | NAME |
|---|---|---|---|
| 1 | 680,310,491 | 44.3213% | PCD NOMINEE CORPORATION |
| 2 | 266,526,223 | 17.3639% | NATIONAL BOOKSTORE, INC. |
| 3 | 165,882,872 | 10.8070% | VULCAN INDUSTRIAL & MINING CORP. |
| 4 | 51,459,904 | 3.3525% | ALAKOR CORPORATION |
| 5 | 24,234,387 | 1.5788% | PHILIPPINE OVERSEAS TELECOMMS. CORP. |
| 6 | 24,223,034 | 1.5781% | ALAKOR SECURITIES CORPORATION |
| 7 | 14,740,821 | 0.9603% | TRAFALGAR HOLDINGS PHIL., INC. |
| 8 | 9,584,907 | 0.6244% | WEALTH SECURITIES, INC. |
| 9 | 6,621,734 | 0.4313% | TERESITA DELA CRUZ |
| 10 | 6,013,353 | 0.3917% | HENRY A. BRIMO |
| 11 | 5,667,200 | 0.3692% | ALSONS CONSOLIDATED RESOURCES, INC. |
| 12 | 4,905,652 | 0.3195% | CONRADO S. CHUA |
| 13 | 3,854,825 | 0.2511% | RCBC TA# 72-230-8 |
| 14 | 3,643,112 | 0.2373% | ANG NGO CHIONG |
| 15 | 3,632,000 | 0.2366% | NICASIO ALCANTARA |
| 16 | 3,515,620 | 0.2290% | ALBERT AWAD |
| 17 | 3,368,821 | 0.2194% | RCBC TRUST ACCOUNT #32-314-4 |
| 18 | 3,179,104 | 0.2071% | ALBERTO MENDOZA &/OR JEANIE C. MENDOZA |
| 19 | 2,895,551 | 0.1886% | CUALOPING SEC. CORP. |
| 20 | 2,540,970 | 0.1655% | CHRISTINE C. CHUA |

| | | | |
|---|---|---|---|
| 21 | 2,286,834 | 0.1489% | JOSE CHAN MAN CHUAN |
| 22 | 1,882,475 | 0.1226% | PHIL. REMNANTS CO., INC. |
| 23 | 1,880,681 | 0.1225% | AYALA CORPORATION |
| 24 | 1,820,000 | 0.1185% | PAULINO CHUA |
| 25 | 1,799,299 | 0.1172% | ANITA N. TY |
| 26 | 1,764,157 | 0.1149% | CARMENCITA O. REYES |
| 27 | 1,730,850 | 0.1127% | SALVADOR LACSON |
| 28 | 1,684,764 | 0.1097% | JOSE D. SANGALANG |
| 29 | 1,658,070 | 0.1080% | INDEPENDENT REALTY CORPORATION |
| 30 | 1,586,879 | 0.1033% | R. S. LIM & CO. INC. |
| 31 | 1,500,000 | 0.0977% | DELFIN GO |
| 32 | 1,435,497 | 0.0935% | JUANITO QUE |
| 33 | 1,429,958 | 0.0931% | ENRIQUE LAGUINIA |
| 34 | 1,296,606 | 0.0844% | CAMPOS, LANUZA & CO., INC. |
| 35 | 1,275,000 | 0.0830% | FENIX SE BING |
| 36 | 1,209,267 | 0.0787% | IMPERIAL, DE GUZMAN, ABALOS & CO., INC. |
| 37 | 1,196,606 | 0.0779% | ANSALDO, GODINEZ & CO., INC. |
| 38 | 1,180,089 | 0.0768% | LUYS SECURITIES CO., INC. |
| 39 | 1,175,921 | 0.0766% | LACSON, STREEGAN INS. CONS., INC. |
| 40 | 1,104,000 | 0.0719% | J.A. GONZALEZ |
| 41 | 1,089,362 | 0.0709% | ANGLO PHIL. OIL & MINING DEV. CORP. |
| 42 | 1,079,185 | 0.0703% | LUCIO YAN |
| 43 | 1,038,724 | 0.0676% | DAVID WUSON |
| 44 | 1,038,608 | 0.0676% | VIRGINIA YAPTINCHAY |

| | | | |
|---|---|---|---|
| 45 | 1,033,352 | 0.0673% | PACIFIC RIM EXPORT & HOLDINGS CORP. |
| 46 | 1,006,878 | 0.0655% | DAVID GO SECURITIES CORP. |
| 47 | 1,001,232 | 0.0652% | BENJAMIN CO CA & CO., INC. |
| 48 | 1,000,000 | 0.0651% | TERESO C. TAN |
| | 1,000,000 | 0.0651% | DELFIN GO KIAN LAM |
| 49 | 958,941 | 0.0624% | JIMMY BAUTISTA |
| 50 | 922,798 | 0.0601% | BRISOT ECONOMIC DEV. CORP. |
| 51 | 912,826 | 0.0594% | ARMINDA A. MUGA |
| 52 | 909,414 | 0.0592% | LACSON STREEGAN INSURANCE CONSULTANT INC. |
| 53 | 881,830 | 0.0574% | HOPKINS, HARBACH & CO. |
| 54 | 859,740 | 0.0560% | CARMEN ONGSIAKO |
| 55 | 842,647 | 0.0548% | JOSE ANTONIO GONZALEZ |
| 56 | 819,759 | 0.0534% | FAUSTINO PE |
| 57 | 813,874 | 0.0530% | JOSE Y CAMPOS |
| 58 | 800,000 | 0.0521% | ELISA S. SAW |
| 59 | 782,305 | 0.0509% | TANSENGCO & CO., INC. |
| 60 | 778,494 | 0.0507% | BENITO YANG |
| 61 | 771,720 | 0.0502% | MANDARIN SECURITIES CORPORATION |
| 62 | 761,050 | 0.0495% | ROSARIO ACUNA |
| 63 | 759,953 | 0.0495% | BARCELON ROXAS SECURITIES, INC. |
| 64 | 758,913 | 0.0494% | INVESTORS SECURITIES, INC. |
| 65 | 752,307 | 0.0490% | G & L SECURITIES CO., INC. |
| 66 | 748,307 | 0.0487% | MAXINE C. DE CACHO |

| | | | |
|---|---|---|---|
| 67 | 733,794 | 0.0478% | JUANITO L. YEE |
| 68 | 720,150 | 0.0469% | MARIANO O. CHUA |
| 69 | 714,518 | 0.0465% | JOSEPH D. ONG |
| 70 | 712,777 | 0.0464% | FRANCISCO ORTIGAS SEC., INC. A/C #1161 |
| 71 | 707,742 | 0.0461% | ALBERTO MENDOZA |
| 72 | 706,438 | 0.0460% | AURORA SHIH |
| 73 | 680,726 | 0.0443% | WILLIAM HOW &/OR BENITO HOW |
| 74 | 676,910 | 0.0440% | BELEN NG CO |
| 75 | 663,854 | 0.0432% | CITISECURITIES, INC. |
| 76 | 662,312 | 0.0431% | EDWARD T. GABALDON |
| 77 | 660,484 | 0.0430% | VICENTE YU |
| 78 | 658,918 | 0.0429% | MIDAS DEV. CORP. |
| 79 | 651,000 | 0.0424% | TERESITA HAM AYEN |
| 80 | 648,602 | 0.0422% | RAMON MONZON |
| 81 | 648,446 | 0.0422% | ALL ASIA SEC. MGT. CORP. |
| 82 | 646,456 | 0.0421% | ENRIQUE LUY |
| 83 | 626,751 | 0.0408% | R. NUBLA SECURITIES, INC. |
| 84 | 613,333 | 0.0399% | JOSE ANTONIO U. GONZALEZ |
| 85 | 611,917 | 0.0398% | MARIA PAZ BRIMO |
| 86 | 607,000 | 0.0395% | ROSARIO TIN |
| 87 | 603,500 | 0.0393% | AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP. |
| 88 | 595,275 | 0.0387% | PRYCE SECURITIES, INC. |
| 89 | 567,914 | 0.0369% | ANTONIO O. FLOIRENDO |

| | | | |
|---|---|---|---|
| 90 | 542,653 | 0.0353% | SUNNY BAUTISTA |
| 91 | 533,958 | 0.0347% | GREENE V. HERRERA |
| 92 | 516,000 | 0.0336% | SQUIRE SECURITIES, INC. |
| 93 | 509,497 | 0.0331% | BELSON SECURITIES, INC. |
| 94 | 507,066 | 0.0330% | GEORGE K. YOUNG |
| 95 | 504,559 | 0.0328% | R. COYIUTO SECURITIES, INC. |
| 96 | 503,658 | 0.0328% | AURELIO H. DIZON |
| 97 | 501,440 | 0.0326% | JOSEPH D. ONG |
| 98 | 500,000 | 0.0325% | FLORIA CO CHIN CHIN WONG |
| | 500,000 | 0.0325% | JENNIFER C. LIM &/OR JEFFREY C. LIM |
| 99 | 488,032 | 0.0317% | JOSE CHAN MAN CHUAN |
| 100 | 486,509 | 0.0316% | DYNAWINDS, INC. |
| | 1,363,031,942 | GRAND TOTAL | |

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***TOP 100 STOCKHOLDERS***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 03/31/2007


SEC HRAD
APR 13 2007
CENTRAL RECEIVING AND RECORDS DIVISION

| TOP | TOTAL SHARES | PERCENTAGE | NAME |
|---|---|---|---|
| 1 | 68,909,618,721 | 44.8937% | PCD NOMINEE CORPORATION |
| 2 | 26,652,621,975 | 17.3638% | NATIONAL BOOKSTORE, INC. |
| 3 | 16,588,287,159 | 10.8070% | VULCAN INDUSTRIAL & MINING CORP. |
| 4 | 5,145,989,976 | 3.3525% | ALAKOR CORPORATION |
| 5 | 2,423,438,709 | 1.5788% | PHILIPPINE OVERSEAS TELECOMMS. CORP. |
| 6 | 2,422,303,400 | 1.5781% | ALAKOR SECURITIES CORPORATION |
| 7 | 1,474,082,100 | 0.9603% | TRAFALGAR HOLDINGS PHIL., INC. |
| 8 | 958,486,326 | 0.6244% | WEALTH SECURITIES, INC. |
| 9 | 662,172,800 | 0.4313% | TERESITA DELA CRUZ |
| 10 | 601,335,300 | 0.3917% | ESTATE OF HENRY A. BRIMO |
| 11 | 566,720,000 | 0.3692% | ALSONS CONSOLIDATED RESOURCES, INC. |
| 12 | 490,565,136 | 0.3195% | CONRADO S. CHUA |
| 13 | 385,482,500 | 0.2511% | RCBC TA# 72-230-8 |
| 14 | 364,311,105 | 0.2373% | ANG NGO CHIONG |
| 15 | 363,200,000 | 0.2366% | NICASIO ALCANTARA |
| 16 | 351,561,991 | 0.2290% | ALBERT AWAD |
| 17 | 336,882,100 | 0.2194% | RCBC TRUST ACCOUNT #32-314-4 |
| 18 | 317,910,514 | 0.2071% | ALBERTO MENDOZA &/OR JEANIE C. MENDOZA |
| 19 | 289,550,937 | 0.1886% | CUALOPING SECURITIES CORP. |
| 20 | 254,097,005 | 0.1655% | CHRISTINE C. CHUA |

| | | | |
|---|---|---|---|
| 21 | 228,683,416 | 0.1489% | JOSE CHAN MAN CHUAN |
| 22 | 188,247,468 | 0.1226% | PHIL. REMNANTS CO., INC. |
| 23 | 188,068,125 | 0.1225% | AYALA CORPORATION |
| 24 | 182,000,000 | 0.1185% | PAULINO CHUA |
| 25 | 179,929,796 | 0.1172% | ANITA N. TY |
| 26 | 176,415,750 | 0.1149% | CARMENCITA O. REYES |
| 27 | 173,085,000 | 0.1127% | SALVADOR LACSON |
| 28 | 168,476,356 | 0.1097% | JOSE D. SANGALANG |
| 29 | 165,807,000 | 0.1080% | INDEPENDENT REALTY CORPORATION |
| 30 | 158,686,385 | 0.1033% | R. S. LIM & CO. INC. |
| 31 | 150,000,000 | 0.0977% | DELFIN GO |
| 32 | 143,549,745 | 0.0935% | JUANITO QUE |
| 33 | 142,995,846 | 0.0931% | ENRIQUE LAGUINIA |
| 34 | 129,658,834 | 0.0844% | CAMPOS, LANUZA & CO., INC. |
| 35 | 120,923,080 | 0.0787% | IMPERIAL, DE GUZMAN, ABALOS & CO., INC. |
| 36 | 119,660,084 | 0.0779% | ANSALDO, GODINEZ & CO., INC. |
| 37 | 117,592,123 | 0.0766% | LACSON, STREEGAN INS. CONS., INC. |
| 38 | 116,808,886 | 0.0760% | LUYS SECURITIES CO., INC. |
| 39 | 110,400,000 | 0.0719% | J.A. GONZALEZ |
| 40 | 108,936,264 | 0.0709% | ANGLO PHIL. OIL & MINING DEV. CORP. |
| 41 | 107,918,500 | 0.0703% | LUCIO YAN |
| 42 | 103,872,359 | 0.0676% | DAVID WUSON |
| 43 | 103,860,770 | 0.0676% | VIRGINIA YAPTINCHAY |
| 44 | 103,335,072 | 0.0673% | PACIFIC RIM EXPORT & HOLDINGS CORP. |

| | | | |
|---|---|---|---|
| 45 | 100,684,235 | 0.0655% | DAVID GO SECURITIES CORP. |
| 46 | 100,000,000 | 0.0651% | TERESO C. TAN |
| | 100,000,000 | 0.0651% | DOMINGO U. LIM |
| | 100,000,000 | 0.0651% | DELFIN GO KIAN LAM |
| 47 | 98,422,382 | 0.0641% | BENJAMIN CO CA & CO., INC. |
| 48 | 95,894,072 | 0.0624% | JIMMY BAUTISTA |
| 49 | 92,279,800 | 0.0601% | BRISOT ECONOMIC DEV. CORP. |
| 50 | 90,941,400 | 0.0592% | LACSON STREEGAN INSURANCE CONSULTANT INC. |
| 51 | 88,183,083 | 0.0574% | HOPKINS, HARBACH & CO. |
| 52 | 85,974,000 | 0.0560% | CARMEN ONGSIAKO |
| 53 | 84,264,715 | 0.0548% | JOSE ANTONIO GONZALEZ |
| 54 | 81,975,864 | 0.0534% | FAUSTINO PE |
| 55 | 81,387,266 | 0.0530% | JOSE Y CAMPOS |
| 56 | 80,000,000 | 0.0521% | ELISA S. SAW |
| 57 | 77,849,435 | 0.0507% | BENITO YANG |
| 58 | 77,171,564 | 0.0502% | MANDARIN SECURITIES CORPORATION |
| 59 | 76,105,000 | 0.0495% | ROSARIO ACUNA |
| 60 | 75,994,528 | 0.0495% | BARCELON ROXAS SECURITIES, INC. |
| 61 | 75,885,897 | 0.0494% | INVESTORS SECURITIES, INC. |
| 62 | 74,981,156 | 0.0488% | TANSENGCO & CO., INC. |
| 63 | 74,830,738 | 0.0487% | MAXINE C. DE CACHO |
| 64 | 74,644,622 | 0.0486% | G & L SECURITIES CO., INC. |
| 65 | 73,379,457 | 0.0478% | JUANITO L. YEE |

| | | | |
|---|---|---|---|
| 66 | 72,015,000 | 0.0469% | MARIANO O. CHUA |
| 67 | 71,451,800 | 0.0465% | JOSEPH D. ONG |
| 68 | 71,277,641 | 0.0464% | FRANCISCO ORTIGAS SEC., INC. A/C #1161 |
| 69 | 70,774,286 | 0.0461% | ALBERTO MENDOZA |
| 70 | 70,643,797 | 0.0460% | AURORA SHIH |
| 71 | 68,072,640 | 0.0443% | WILLIAM HOW &/OR BENITO HOW |
| 72 | 67,691,088 | 0.0441% | BELEN NG CO |
| 73 | 66,384,820 | 0.0432% | CITISECURITIES, INC. |
| 74 | 66,231,266 | 0.0431% | EDWARD T. GABALDON |
| 75 | 66,048,330 | 0.0430% | VICENTE YU |
| 76 | 65,891,826 | 0.0429% | MIDAS DEV. CORP. |
| 77 | 65,100,000 | 0.0424% | TERESITA HAM AYEN |
| 78 | 64,860,309 | 0.0422% | RAMON MONZON |
| 79 | 64,843,362 | 0.0422% | ALL ASIA SEC. MGT. CORP. |
| 80 | 64,645,492 | 0.0421% | ENRIQUE LUY |
| 81 | 61,333,332 | 0.0399% | JOSE ANTONIO U. GONZALEZ |
| 82 | 61,191,700 | 0.0398% | MARIA PAZ BRIMO |
| 83 | 60,700,000 | 0.0395% | ROSARIO TIN |
| 84 | 60,350,000 | 0.0393% | AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP. |
| 85 | 59,527,472 | 0.0387% | PRYCE SECURITIES, INC. |
| 86 | 56,791,526 | 0.0369% | ANTONIO O. FLOIRENDO |
| 87 | 55,882,183 | 0.0364% | R. NUBLA SECURITIES, INC. |
| 88 | 54,265,351 | 0.0353% | SUNNY BAUTISTA |

| | | | |
|---|---|---|---|
| 89 | 53,395,911 | 0.0347% | GREENE V. HERRERA |
| 90 | 51,600,000 | 0.0336% | SQUIRE SECURITIES, INC. |
| 91 | 50,941,200 | 0.0331% | BELSON SECURITIES, INC. |
| 92 | 50,706,720 | 0.0330% | GEORGE K. YOUNG |
| 93 | 50,365,933 | 0.0328% | AURELIO H. DIZON |
| 94 | 50,144,029 | 0.0326% | JOSEPH D. ONG |
| 95 | 50,000,000 | 0.0325% | FLORIA CO CHIN CHIN WONG |
| | 50,000,000 | 0.0325% | JENNIFER C. LIM &/OR JEFFREY C. LIM |
| 96 | 48,803,131 | 0.0317% | JOSE CHAN MAN CHUAN |
| 97 | 48,650,557 | 0.0316% | DYNAWINDS, INC. |
| 98 | 48,085,099 | 0.0313% | JAIME C. LAYA |
| 99 | 48,080,895 | 0.0313% | ESTEBAN YAU |
| 100 | 47,741,127 | 0.0311% | R. COYIUTO SECURITIES, INC. |
| | 137,142,865,650 | | GRAND TOTAL |

SEC Number *38683* File Number _____



***THE PHILODRILL CORPORATION***

(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

***December 31***

(Fiscal Year Ending)
(month & day)

***TOP 100 STOCKHOLDERS***
***June 30, 2007***

Form Type

_____

Amendment Designation (If applicable)

_____

Period Ended Date

_____

(Secondary License Type and File Number)


SEC HRAD
JUL 1 2 2007
CENTRAL RECEIVING AND RECORDS DIVISION

.OP
FIDELITY STOCK TRANSFERS, INC.
THE PHILODRILL CORPORATION
TOP 100 STOCKHOLDERS REPORT AS OF 06/30/2007

| TOP | TOTAL SHARES | PERCENTAGE | NAME |
|---|---|---|---|
| 1 | 72,877,024,374 | 47.4784% | PCD NOMINEE CORPORATION |
| 2 | 26,652,621,975 | 17.3638% | NATIONAL BOOKSTORE, INC. |
| 3 | 16,588,287,159 | 10.8070% | VULCAN INDUSTRIAL & MINING CORP. |
| 4 | 5,145,989,976 | 3.3525% | ALAKOR CORPORATION |
| 5 | 2,422,303,400 | 1.5781% | ALAKOR SECURITIES CORPORATION |
| 6 | 1,474,082,100 | 0.9603% | TRAFALGAR HOLDINGS PHIL., INC. |
| 7 | 958,486,326 | 0.6244% | WEALTH SECURITIES, INC. |
| 8 | 662,172,800 | 0.4313% | TERESITA DELA CRUZ |
| 9 | 566,720,000 | 0.3692% | ALSONS CONSOLIDATED RESOURCES, INC. |
| 10 | 490,565,136 | 0.3195% | CONRADO S. CHUA |
| 11 | 460,000,000 | 0.2996% | DOMINGO U. LIM |
| 12 | 385,482,500 | 0.2511% | RCBC TA# 72-230-8 |
| 13 | 364,311,105 | 0.2373% | ANG NGO CHIONG |
| 14 | 363,200,000 | 0.2366% | NICASIO ALCANTARA |
| 15 | 351,561,991 | 0.2290% | ALBERT AWAD |
| 16 | 336,882,100 | 0.2194% | RCBC TRUST ACCOUNT #32-314-4 |
| 17 | 317,910,514 | 0.2071% | ALBERTO MENDOZA &/OR JEANIE C. MENDOZA |
| 18 | 254,097,005 | 0.1655% | CHRISTINE C. CHUA |
| 19 | 207,002,017 | 0.1348% | CUALOPING SECURITIES CORP. |
| 20 | 200,445,103 | 0.1305% | GERARD H. BRIMO |

| | | | |
|---|---|---|---|
| 21 | 200,445,100 | 0.1305% | HENRY ANTHONY BRIMO, JR. |
| | 200,445,100 | 0.1305% | STEPHEN MAURICE BRIMO |
| 22 | 188,247,468 | 0.1226% | PHIL. REMNANTS CO., INC. |
| 23 | 188,068,125 | 0.1225% | AYALA CORPORATION |
| 24 | 179,929,796 | 0.1172% | ANITA N. TY |
| 25 | 176,415,750 | 0.1149% | CARMENCITA O. REYES |
| 26 | 173,085,000 | 0.1127% | SALVADOR LACSON |
| 27 | 168,476,356 | 0.1097% | JOSE D. SANGALANG |
| 28 | 165,807,000 | 0.1080% | INDEPENDENT REALTY CORPORATION |
| 29 | 158,686,385 | 0.1033% | R. S. LIM & CO. INC. |
| 30 | 143,549,745 | 0.0935% | JUANITO QUE |
| 31 | 142,995,846 | 0.0931% | ENRIQUE LAGUINIA |
| 32 | 129,658,834 | 0.0844% | CAMPOS, LANUZA & CO., INC. |
| 33 | 119,510,084 | 0.0778% | ANSALDO, GODINEZ & CO., INC. |
| 34 | 119,045,820 | 0.0775% | IMPERIAL, DE GUZMAN, ABALOS & CO., INC. |
| 35 | 117,592,123 | 0.0766% | LACSON, STREEGAN INS. CONS., INC. |
| 36 | 110,400,000 | 0.0719% | J.A. GONZALEZ |
| 37 | 108,936,264 | 0.0709% | ANGLO PHIL. OIL & MINING DEV. CORP. |
| 38 | 103,872,359 | 0.0676% | DAVID WUSON |
| 39 | 103,860,770 | 0.0676% | VIRGINIA YAPTINCHAY |
| 40 | 103,335,072 | 0.0673% | PACIFIC RIM EXPORT & HOLDINGS CORP. |
| 41 | 100,000,000 | 0.0651% | TERESO C. TAN |
| 42 | 99,456,235 | 0.0647% | DAVID GO SECURITIES CORP. |
| 43 | 95,894,072 | 0.0624% | JIMMY BAUTISTA |

| | | | |
|---|---|---|---|
| 44 | 95,454,678 | 0.0621% | BENJAMIN CO CA & CO., INC. |
| 45 | 92,279,800 | 0.0601% | BRISOT ECONOMIC DEV. CORP. |
| 46 | 90,941,400 | 0.0592% | LACSON STREEGAN INSURANCE CONSULTANT INC. |
| 47 | 88,183,083 | 0.0574% | HOPKINS, HARBACH & CO. |
| 48 | 85,974,000 | 0.0560% | CARMEN ONGSIAKO |
| 49 | 84,264,715 | 0.0548% | JOSE ANTONIO GONZALEZ |
| 50 | 81,387,266 | 0.0530% | JOSE Y CAMPOS |
| 51 | 80,000,000 | 0.0521% | ELISA S. SAW |
| 52 | 77,849,435 | 0.0507% | BENITO YANG |
| 53 | 77,171,564 | 0.0502% | MANDARIN SECURITIES CORPORATION |
| 54 | 76,105,000 | 0.0495% | ROSARIO ACUNA |
| 55 | 75,994,528 | 0.0495% | BARCELON ROXAS SECURITIES, INC. |
| 56 | 75,772,096 | 0.0493% | INVESTORS SECURITIES, INC. |
| 57 | 74,981,156 | 0.0488% | TANSENGCO & CO., INC. |
| 58 | 74,830,738 | 0.0487% | MAXINE C. DE CACHO |
| 59 | 74,644,622 | 0.0486% | G & L SECURITIES CO., INC. |
| 60 | 73,379,457 | 0.0478% | JUANITO L. YEE |
| 61 | 71,451,800 | 0.0465% | JOSEPH D. ONG |
| 62 | 71,277,641 | 0.0464% | FRANCISCO ORTIGAS SEC., INC. A/C #1161 |
| 63 | 70,774,286 | 0.0461% | ALBERTO MENDOZA |
| 64 | 70,643,797 | 0.0460% | AURORA SHIH |
| 65 | 68,072,640 | 0.0443% | WILLIAM HOW &/OR BENITO HOW |
| 66 | 68,036,286 | 0.0443% | LUYS SECURITIES CO., INC. |

| | | | |
|---|---|---|---|
| 67 | 67,691,088 | 0.0441% | BELEN NG CO |
| 68 | 66,384,820 | 0.0432% | CITISECURITIES, INC. |
| 69 | 66,231,266 | 0.0431% | EDWARD T. GABALDON |
| 70 | 65,891,826 | 0.0429% | MIDAS DEV. CORP. |
| 71 | 65,100,000 | 0.0424% | TERESITA HAM AYEN |
| 72 | 64,860,309 | 0.0422% | RAMON MONZON |
| 73 | 64,843,362 | 0.0422% | ALL ASIA SEC. MGT. CORP. |
| 74 | 64,645,492 | 0.0421% | ENRIQUE LUY |
| 75 | 61,333,332 | 0.0399% | JOSE ANTONIO U. GONZALEZ |
| 76 | 61,191,700 | 0.0398% | MARIA PAZ BRIMO |
| 77 | 60,700,000 | 0.0395% | ROSARIO TIN |
| 78 | 60,350,000 | 0.0393% | AACTC FAO TRINITY INVESTMENT AND MANAGEMENT CORP. |
| 79 | 59,527,472 | 0.0387% | PRYCE SECURITIES, INC. |
| 80 | 56,791,526 | 0.0369% | ANTONIO O. FLOIRENDO |
| 81 | 54,265,351 | 0.0353% | SUNNY BAUTISTA |
| 82 | 51,600,000 | 0.0336% | SQUIRE SECURITIES, INC. |
| 83 | 50,706,720 | 0.0330% | GEORGE K. YOUNG |
| 84 | 50,365,933 | 0.0328% | AURELIO H. DIZON |
| 85 | 50,144,029 | 0.0326% | JOSEPH D. ONG |
| 86 | 50,000,000 | 0.0325% | JENNIFER C. LIM &/OR JEFFREY C. LIM |
| 87 | 49,702,183 | 0.0323% | R. NUBLA SECURITIES, INC. |
| 88 | 48,650,557 | 0.0316% | DYNAWINDS, INC. |
| 89 | 48,085,099 | 0.0313% | JAIME C. LAYA |

| | | | |
|---|---|---|---|
| 90 | 48,080,895 | 0.0313% | ESTEBAN YAU |
| 91 | 47,741,127 | 0.0311% | R. COYIUTO SECURITIES, INC. |
| 92 | 47,644,858 | 0.0310% | PHIL. SHARES CORP. |
| 93 | 47,577,712 | 0.0309% | HORACIO RODRIGUEZ |
| 94 | 47,305,755 | 0.0308% | PAULINO B. DIONISIO |
| 95 | 46,306,344 | 0.0301% | NESTOR M. SEVILLA |
| 96 | 45,110,665 | 0.0293% | JOANNA SYCHINGHO |
| 97 | 44,819,332 | 0.0291% | ERNESTO LICHAUCO |
| 98 | 43,510,836 | 0.0283% | TAN CHUN GUAN |
| 99 | 42,860,318 | 0.0279% | ELOISA TANTUCO |
| 100 | 42,015,000 | 0.0273% | MARIANO O. CHUA |
| | 138,118,363,780 | GRAND TOTAL | |



SEC Number *38683*
File Number ____

# THE PHILODRILL CORPORATION

(Company's Full Name)

***8th Floor, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***

(Company's Address)

***631-1801 to 05; 631-8151 to 52***

(Telephone Number)

December 31

(Fiscal Year Ending)
(month & day)

***SEC FORM 20-IS***
***Definitive Information Statement***

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20-IS

INFORMATION STATEMENT PURSUANT TO SECTION 20
OF THE SECURITIES REGULATION CODE



1. Check the appropriate box:

   [ ] Preliminary Information Statement

   [ / ] Definitive Information Statement

2. Name of Registrant as specified in its charter **THE PHILODRILL CORPORATION**

3. **PHILIPPINES**
   Province, country or other jurisdiction of incorporation or organization

4. SEC Identification Number **38683**

5. BIR Tax Identification Code **041-000-315-612**

6. **8th FLOOR, QUAD ALPHA CENTRUM, 125 PIONEER STREET, MANDALUYONG CITY** **1550**
   Address of principal office Postal Code

7. Registrant's telephone number, including area code **(632) 6318151-52; (632) 6311801-05**

8. **20 June 2007, 3:00 P.M. Banahaw Ballroom, The Legend Villas, 60 Pioneer corner Madison Sts., Mandaluyong City**

   Date, time and place of the meeting of security holders

9. Approximate date on which the Information Statement is first to be sent or given to security holders **20 May 2007**

10. *Name of Person Filing the Statement/Solicitor:*
    **THE PHILODRILL CORPORATION**

    *Address:* **8th FlOOR, QUAD ALPHA CENTRUM, 125 PIONEER STREET, Mandaluyong City 1550**
    *Telephone No.: (632) 6318151-52; (632) 6311801-05*

11. Securities registered pursuant to Sections 8 and 12 of the Code or Sections 4 and 8 of the RSA (information on number of shares and amount of debt is applicable only to corporate registrants):

| Title of Each Class | Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding |
|---|---|
| Common | 153,494,458,796 |
| Loans Payable | ₱ 102,139,629 |

12. Are any or all of registrant's securities listed in a Stock Exchange?

Yes, PHILIPPINE STOCK EXCHANGE, COMMON SHARES
No ______________________________

If yes, disclose the name of such Stock Exchange and the class of securities listed therein.

**THE PHILODRILL CORPORATION**
*8th Floor, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City 1550, Philippines*
*Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080*

## INFORMATION STATEMENT

## PART I

### A. General Information

**Item 1. Date, time and place of meeting of stockholders**

(a) The 2007 Annual Meeting of Stockholders (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 20 June 2007, 3:00 p.m., at the Banahaw Room, The Legend Villas, 60 Pioneer corner Madison Streets, Mandaluyong City.

The complete mailing address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

(b) This Information Statement and the accompanying Proxy Form will be first sent to stockholders at least one (1) month prior to the date of the Meeting in accordance with the Company's By-Laws, or on or before 20 May 2007.

**Item 2. Dissenters' Right of Appraisal**

A stockholder has the right to dissent and demand payment of the fair market value of his shares in case: (i) any amendment to the Company's Articles of Incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) of any sale, lease, mortgage or disposition of all or substantially all of the corporate property or assets; and, (iii) of merger or consolidation.

NO corporate action is being proposed or submitted at the Meeting that may call for the exercise of a stockholder's right of appraisal.

If, at any time after this Information Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise his right of appraisal must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his stock certificates. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

**Item 3. Interest or Opposition of Certain Persons in Matters to be Acted Upon**

(a) At any time since the beginning of the last fiscal year, NO director, officer, nominee for election as director, or associate of such director, officer or nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon in the Meeting, other than election to office.

(b) As of the date this Information Statement is given to stockholders of record, NO director of the Company has informed the Company in writing that he intends to oppose any action to be taken by the Company at the Meeting.

## B. Control and Compensation Information

**Item 4. Voting Securities and Principal Holders Thereof**

The Company has only one (1) class of shares – Common Shares – which are issued and transferable to both Philippine and non-Philippine nationals; *provided,* that the Company's Common Shares shall not be issued to non-Philippine nationals in excess of forty percent (40%) of the Company's outstanding capital stock.

(a) **Record Date.** The Record Date with respect to this solicitation is 13 April 2007. Only stockholders of record as at the close of business on 13 April 2007 are entitled to notice of, and to vote at, the Meeting.

(b) **Outstanding Shares.** As of Record Date, the Company's outstanding capital stock is 153,494,458,796 shares. Each share is entitled to one (1) vote.

(c) **Cumulative Voting.** A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer book of the Company for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided,* that the number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the number of directors to be elected.

In the election of directors, unless otherwise indicated by the appointing stockholder in his proxy form, no discretionary authority to cumulate votes is solicited.

(d) **Security Ownership of Certain Record and Beneficial Owners and Management.** The following persons are known to the Company to be directly or indirectly the owner of more than 5% of the Company's voting securities as of 30 April 2007:

| Class | Name and address of record owner | Relationship with Issuer | Name of Beneficial Owner | Citizenship | No. of shares held | Percentage Ownership |
|---|---|---|---|---|---|---|
| Common | PCD Nominee Corporation<br>Makati Stock Exchange Bldg.<br>6767 Ayala Avenue, Makati City | Stockholder | Various clients (see note A) | Filipino | 68,715,535,631 | 44.77% |
| Common | National Book Store, Inc.<br>4th Floor, Quad Alpha Centrum<br>125 Pioneer St., Mandaluyong City | Stockholder | National Book Store, Inc. (see Note B) | Filipino | 26,652,621,975 | 17.36% |
| Common | Vulcan Industrial & Mining Corp.<br>9th Floor, Quad Alpha Centrum<br>125 Pioneer St., Mandaluyong City | Stockholder | Vulcan Industrial & Mining Corp. (see Note B) | Filipino | 16,588,287,159 | 10.81% |

Note A: The shares registered in the name of PCD Nominee Corporation (PCD) are beneficially owned by its clients. Among the clients of PCD, Alakor Securities Corporation (ASC) holds 6.32% and ATR-Kim Eng Securities, Inc. (ATR) holds 5.92% of the Company's voting stock. Among the clients of ASC, Alakor Corporation (AC) holds 5.14% of the Company's voting stock. None of the clients of ATR hold more than 5% of the Company's voting securities.

Note B: The proxies of National Book Store, Inc. (NBSI), Vulcan Industrial & Mining Corp. (VIMC), ASC and AC are appointed by their respective Boards of Directors and the Company becomes aware of such proxies only when the appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos has been appointed proxy for NBSI, ASC and AC, while Mr. Patrick V. Caoile has been appointed proxy for VIMC.

(e) **Voting Trust Holders of 5% or More.** To the extent known to the Company, there is NO PERSON holding more than 5% of the Company's voting stock under a voting trust or similar agreement.

(f) **Security Ownership of Management.** The Company's directors (D), Chief Executive Officer (CEO), four most highly compensated executive officers (O) and nominees (N) own the following number of shares as of Record Date:

| Class | Name of Beneficial Owner | Amount/Nature of Beneficial Ownership Direct | Indirect | Citizenship | Percentage Ownership |
|---|---|---|---|---|---|
| Common | Alfredo C. Ramos (D/CEO/N) | 4,875,130 | 5,831,900 | Filipino | < 0.006% |
| Common | Walter W. Brown (D/N) | 1,000,000 | 0 | Filipino | < 0.001% |
| Common | Presentacion S. Ramos (D/N) | 100,000 | 192,000,000 | Filipino | 0.125% |
| Common | Augusto B. Sunico (D/N) | 4,917 | 7,645,800 | Filipino | < 0.004% |
| Common | Christopher M. Gotanco (D/N) | 1,952,700 | 23,696,600 | Filipino | < 0.016% |
| Common | Adrian S. Ramos (D/N) | 1,000,000 | 5,100 | Filipino | < 0.0006% |
| Common | Nicasio I. Alcantara (D/N) | 363,200,000 | 0 | Filipino | 0.237% |
| Common | Honorio A. Poblador III (D/N) | 29,900,000 | 0 | Filipino | < 0.019% |
| Common | Francisco A. Navarro (D/O/N) | 745,600 | 10,000,000 | Filipino | <0.007% |
| Common | Reynaldo E. Nazarea (O) | 0 | 25,625,000 | Filipino | < 0.016% |
| Common | Alessandro O. Sales (O) | 0 | 5,000,000 | Filipino | <0.003% |
| Common | Isabelita L. Matela (O) | 273,200 | 375,400 | Filipino | <0.0004% |

As of Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer, four (4) most highly compensated executive officers and nominees is 673,231,347 shares or approximately 0.43% of the Company's outstanding capital stock. The aggregate ownership of all directors and officers as a group is 682,849,364 shares, or 0.44% of the Company's outstanding capital stock. Except for the shares appearing on record in the names of the directors and officers above, the Company is NOT aware of any shares which said persons may have the right to acquire beneficial ownership of.

There has been NO change in the control of the Company since the beginning of the last fiscal year.

## Item 5. Directors and Executive Officers

(a) The names, ages, citizenship, positions and periods of service of directors, executive officers and persons nominated to become such are as follows:

| Name | Age | Citizenship | Position | Period of service | |
|---|---|---|---|---|---|
| Alfredo C. Ramos | 63 | Filipino | Chairman of the Board | 1992 | Present |
| | | | President | 1989 | Present |
| Augusto B. Sunico | 78 | Filipino | Director | 1984 | Present |
| Presentacion S. Ramos | 64 | Filipino | Director | 1997 | Present |
| Walter W. Brown | 66 | Filipino | Director | 2003 | Present |
| Christopher M. Gotanco | 56 | Filipino | Director | 2005 | Present |
| Adrian S. Ramos | 28 | Filipino | Director | Jan 2006 | Present |
| Honorio A. Poblador III | 59 | Filipino | Independent Director | 2002 | Present |
| Nicasio I. Alcantara | 63 | Filipino | Independent Director | 2005 | Present |
| Francisco A. Navarro | 64 | Filipino | Director | Mar 2006 | Present |
| | | | Exec. Vice President | 2005 | Present |
| Reynaldo E. Nazarea | 55 | Filipino | Treasurer & VP-Admin | 1987 | Present |
| Alessandro O. Sales | 47 | Filipino | VP-Exploration | 2005 | Present |
| Adrian S. Arias | 44 | Filipino | Corporate Secretary | 1992 | Present |

Directors elected in the Annual Stockholders' Meeting have a term of office of one (1) year and serve as such until their successors are elected in the next succeeding Annual Stockholders' Meeting; *provided*, that a director elected to fill a vacancy in the Board shall only serve the unexpired term of his predecessor.

All directors of the Company were elected in the 2006 Annual Stockholders' Meeting held on 26 July 2006 and have since served in such capacity.

There are NO arrangements that may result in a change in control of the Company.

**Independent Directors.** Pursuant to Securities Regulation Code (SRC) Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Honorio A. Poblador III and Nicasio I. Alcantara.

In line with the guidelines set by the Nomination Committee and approved by the Board of Directors, the Nomination Committee receives the names of nominees and screens them based on the policies and parameters for screening nominees for independent directorship. The final list of candidates, with the information required under Part IV(A) and (C) of Annex "C" of SRC Rule 12, is herewith attached. Mr. Noel T. Del Castillo nominated Mr. Nicasio I. Alcantara, while Mr. Patrick V. Caoile nominated Mr. Honorio A. Poblador III, for re-election as independent directors of the Company for the ensuing fiscal year 2007. Messrs. Castillo and Caoile are not related to either or both Messrs. Alcantara and Poblador.

Messrs. Alcantara and Poblador have always possessed the qualifications and none of the disqualifications of an independent director.

**Business Experience of Executive Officers and Director-Nominees**

*Mr. Alfredo C. Ramos* is the Chairman of the Board and President/CEO of the Company. He serves as a director and/or executive officer, and maintains business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media (1962-present), mining (1988-present), oil and gas exploration (1989-present), property development (1991-present), shopping center (1992-present), financial services (1992-present), department store (1993-present), retail (1999-present) and transportation (1996-present), among others.

*Mr. Augusto B. Sunico* is a Director of the Company. He serves as a director and/or executive officer in companies involved in university education (1980-present), oil and gas exploration (1984-present), mining (1991-present), property development (1991-present), financial services (1992-present), shopping center (1992-present) and stock brokerage (1994-present), among others.

*Ms. Presentacion S. Ramos* is a Director of the Company. She serves as a director and/or executive officer, and maintains business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media (1975-present), oil and gas exploration (1984-present), department store (1993-present), mining (1993-present) and stock brokerage (1996-present), among others.

*Dr. Walter W. Brown* is a Director of the Company. He serves as a director and/or executive officer, and maintains business interests, in companies involved in manufacturing (1966-present), oil and gas exploration (1987-present), banking (1995-present) and mining (2003-present), among others.

*Mr. Christopher M. Gotanco* is a Director of the Company. He serves as a director and/or executive officer in companies involved in oil and gas exploration (1982-present), mining (1993-present), transportation (1996-present) and property development (1996-present), among others.

*Mr. Adrian S. Ramos* is a Director of the Company. He serves as a director and/or executive officer in companies engaged in the printing, publication, sale and distribution of books, magazines and other printed media (1996-present), investment holdings (2005-present), securities (2005-present), property development and infrastructure (2006-present), mining (2006-present) and bulk water supply (2006-present), among others. He had also worked as an instructor at the Ateneo de Manila University and Operations Manager for Powerbooks, Inc. (1999-2001) and business analyst for McKinsey & Company (2001-2003).

*Mr. Francisco A. Navarro* is a Director and the Company's Executive Vice President. He has headed the exploration and development groups of various companies involved in oil and gas exploration (1982-present) and mining (1993-present).

*Mr. Nicasio I. Alcantara* is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in petroleum refinery and distribution (Petron Corporation), cement (Alsons Cement Corp.), power and energy (Alsons Consolidated Resources Inc.), financial services (All Asia Capital & Leasing Corp.), agriculture (Sarangani Agricultural Co. Inc.) and diversified holdings (C. Alsons & Sons, Inc.), among others.

*Mr. Honorio A. Poblador III* is an Independent Director of the Company. He has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications (Phil. Communications & Satellite Corp., Phil. Overseas & Telecommunications Corp.), property development (F&C Realty Corp.) and diversified holdings (Alsons Consolidated Resources Inc.), among others.

*Mr. Reynaldo E. Nazarea* is the Company's Treasurer and Vice President for Administration. He has served as a director of companies involved in financial services and property development (1987-present).

*Mr. Alessandro O. Sales* is the Company's Vice President for Exploration. He has implemented the Company's oil exploration and development programs for the past ten (10) years.

*Atty. Adrian S. Arias* is the Company's Corporate Secretary. He has been in active corporate law practice for more than fifteen (15) years.

**Directors with other directorship(s) held in reporting companies**

| | | |
|---|---|---|
| *Alfredo C. Ramos* | *Anglo Philippine Holdings Corp.*<br>*Atlas Consolidated Mining & Dev't. Corp.*<br>*Edsa Properties Holdings, Inc.*<br>*Kuok Philippine Properties, Inc.*<br>*Penta Capital Investment Corp.* | *Penta Capital Finance Corp.*<br>*Philippine Gaming & Mgt. Corp.*<br>*Philippine Seven Corp.*<br>*United Paragon Mining Corp.*<br>*Vulcan Industrial & Mining Corp.* |
| *Walter W. Brown* | *A. Brown Co., Inc.*<br>*International Exchange Bank* | *Philex Mining Corporation*<br>*Philippine Realty & Holdings Corp.* |
| *Augusto B. Sunico* | *Alakor Securities Corp.*<br>*Anglo Philippine Holdings Corp.*<br>*Edsa Properties Holdings, Inc.*<br>*Manuel L. Quezon University* | *Penta Capital Investment Corp.*<br>*Penta Capital Finance Corp.*<br>*United Paragon Mining Corp.*<br>*Vulcan Industrial & Mining Corp.* |
| *Presentacion S. Ramos* | *Alakor Securities Corp.*<br>*Anglo Philippine Holdings Corp.* | *Vulcan Industrial & Mining Corp.* |
| *Christopher M. Gotanco* | *Anglo Philippine Holdings Corp.* | *Vulcan Industrial & Mining Corp.* |
| *Francisco A. Navarro* | *Anglo Philippine Holdings Corp.* | *Vulcan Industrial & Mining Corp.* |
| *Adrian S. Ramos* | *Alakor Securities Corp.*<br>*Anglo Philippine Holdings Corp.* | *United Paragon Mining Corp.* |
| *Nicasio I. Alcantara* | *Petron Corporation* | |
| *Honorio A. Poblador III* | *Philippine Comm. Satellite Corp.* | |

**Significant Employees.** Other than its executive officers, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The Company is not dependent on the services of certain key personnel and there are no arrangements to ensure that these persons will remain with the Company and not compete upon termination.

**Family Relationships.** Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Ms. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director. Mr. Adrian S. Ramos, Director, is the son of Mr. Alfredo C. Ramos and Ms. Presentacion S. Ramos.

**Involvement in Certain Legal Proceedings.** For the past five (5) years up to the date this Information Statement is sent to stockholders, the Company is NOT aware of:

(1) Any bankruptcy petition filed by or against any business of which any director, nominee for election as director, executive officer, underwriter or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) Any conviction by final judgment, including the nature of the offense, in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses involving any director, nominee for election as director, executive officer, underwriter or control person of the Company;

(3) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities or banking activities; and,

(4) Of any director, nominee for election as director, executive officer, underwriter or control person of the Company being found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign Exchange or other organized trading market or self regulatory organization, to have violated a securities or commodities law or regulation, and the judgment has not been reversed, suspended, or vacated.

**Related Party Transactions.** There had been NO transaction during the last two years to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as director, or owner of more than 10% of the Company's voting stock, or voting trust holder of 10% or more of the Company's shares, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of these persons, had or is to have a direct or indirect material interest.

In the ordinary and regular course of business, the Company had transactions with related parties (i.e. companies with shareholders common with the Company) during the last two (2) years consisting principally of advances TO related parties and loans/advances FROM related parties. The identities of these related parties, including the amounts and details of the transactions are disclosed in Note 18 of the Company's 2006 Audited Financial Statements, a copy of which is included in this Information Statement.

(a) Business purpose of the arrangement. The business purpose of related party transactions is to address immediate working capital requirements of related parties (in the case of advances TO related parties) or of the Company (in the case of loans/advances FROM related parties).

(b) Identification of the related parties' transaction business with the registrant and nature of the relationship. See Note 18 of the Company's 2006 Audited Financial Statements.

(c) How transaction prices were determined by parties. All transactions with related parties are based on prevailing market/commercial rates at the time of the transaction.

(d) If disclosures represent that transactions have been evaluated for fairness, a description of how the evaluation was made. There are NO disclosures representing that the transactions with related parties have been evaluated for fairness inasmuch as the bases of all transactions with related parties were the prevailing market/commercial rates at the time of the transaction, or a valuation study conducted by a third party consultant over which neither the Company nor the related parties have any control or influence whatsoever.

(e) Any on-going contractual or other commitments as a result of the arrangement. NONE, other than the repayment of money lent or advanced.

(f) There were NO transactions with parties that fall outside the definition of "related parties" under SFAS/IAS No. 24. Neither were there any transactions with persons with whom the Company or its related parties have a relationship that enabled the parties to negotiate terms of material transaction that may not be available from other, more clearly independent parties on an arms' length basis.

**Parent of the Company.** NO person holds more than 50% of the Company's voting stock, and the Company has NO parent company.

(b) **Resignation or Declination to Stand for Re-Election.** All incumbent directors of the Company are standing for re-election as directors.

## Item 6. Compensation of Directors and Executive Officers

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2005 and 2006) and the ensuing fiscal year (2007) are:

| Name | Position | Year | Salary | Bonus | Other Annual Compensation |
|---|---|---|---|---|---|
| Alfredo C. Ramos | President/CEO | | | | |
| Francisco A. Navarro | EVP | | | | |
| Reynaldo E. Nazarea | Treasurer & VP-Admin | | | | |
| Alessandro O. Sales | VP-Exploration | | | | |
| Isabelita L. Matela | Finance Manager | | | | |
| | | 2005 | 9,595,510 | - | - |
| | | 2006 | 5,109,053 | - | - |
| | | 2007(est.) | 5,722,139 | - | - |
| All officers and directors as a group unnamed | | 2005 | 10,530,833 | - | - |
| | | 2006 | 6,896,459 | - | - |
| | | 2007(est.) | 7,820,834 | - | - |

For the years 2005 and 2006, there were NO bonuses and other compensation paid to directors and executive officers, EXCEPT for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱5,000.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Francisco A. Navarro and Reynaldo E. Nazarea which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are NO compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the officers' responsibilities following a change in control of the Company. There are NO warrants or options outstanding in favor of directors and officers.

## Item 7. Independent Public Accountants

The accounting firm of SyCip Gorres Velayo & Company (SGV) with address at 6760 Ayala Avenue, Makati City was appointed external auditor of the Company in the 2005 and 2006 Annual Stockholders' Meetings. The fees of the external auditor in the past two (2) years are as follows:

| Year | Audit & Audit Related Fees | Tax Fees | Other Fees |
|---|---|---|---|
| 2005 | P450,000.00 | 0 | 0 |
| 2006 | P400,000.00 | 0 | 0 |

For the past two (2) years, the Company has not engaged the services of SGV except for the audit and review of the annual financial statements in connection with statutory and regulatory filings for the years 2005 and 2006. The amounts under the caption *"Audit & Audit Related Fees"* for the years 2005 and 2006 pertain to these services. The Audit Committee has an existing policy prohibiting the Company from engaging the external auditor to provide services that may adversely impact its independence, including those expressly prohibited by regulations of the Securities & Exchange Commission (SEC).

In compliance with SEC Memorandum Circular No. 8, Series of 2003 (Rotation of External Auditors), Mr. Jose Carlitos G. Cruz of SGV is recommended to stockholders for appointment as independent external auditor for fiscal year 2007.

Mr. Cruz was the Company's independent external auditor for five (5) years up to 2003. In compliance with said SEC Memorandum Circular No. 8 (s. 2003), he was replaced by Mr. Jaime F. Del Rosario of SGV for fiscal years 2004 and 2005. Thereafter, Mr. Cruz was again appointed auditor for fiscal year 2006.

The Company never had any disagreement with Mr. Cruz or Mr. Del Rosario, both of SGV, on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

There have been NO changes in and disagreements with accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

The Company did NOT engage any new independent accountant, as either principal accountant to audit the Company's financial statements or as an independent accountant on whom the principal accountant has expressed or is expected to express reliance in its report regarding a significant subsidiary, during the two most recent fiscal years or any subsequent interim period.

NO independent accountant engaged by the Company as principal accountant, or an independent accountant on whom the principal accountant expressed reliance in its report regarding a significant subsidiary, has resigned, or has declined to stand for re-election after completion of the current audit, or was dismissed.

SGV representatives are expected to be present at the Meeting and they will have the opportunity to make a statement and respond to appropriate questions.

The Audit Committee reviews and recommends to the Board and the stockholders the appointment of the external auditor and the fixing of the audit fees for the Company. For fiscal year 2007, Mr. Carlitos G. Cruz of SGV is recommended to stockholders for appointment as independent external auditor of the Company.

**Item 8. Compensation Plans**

NO action is to be taken with respect to any plan pursuant to which cash or non-cash compensation may be paid or distributed.

**C. Issuance and Exchange of Securities**

Items 9-10. **Not Applicable**

Item 11. **Financial and Other Information**

The information required under Item 11(a) of SEC Form 20-IS are contained in the Company's 2006 annual report on SEC Form 17-A and 2006 Audited Financial Statements accompanying this Information Statement.

Items 12-13. **Not Applicable**

Item 14. **Restatement of Accounts**

The Company applied PFRS to investments in associates on January 1, 2004. Adoption of PFRS resulted in the reversal of the balance of the unamortized negative goodwill included in investments in associates as January 1, 2004 of P59.7 million as a credit to retained earnings and reversing the goodwill amortization in 2004 of P3.1 million. Loss on disposal of shares in 2004 (included in Costs and Expenses) also increased by P26.1 million pertaining to negative goodwill on shares foreclosed.

Under previous GAAP, pension benefits were actuarially determined and past service cost and experience adjustments were amortized over the expected average remaining working lives of the covered employees. Under PFRS, pension benefits are determined using the projected unit credit method. Actuarial gains and losses that exceed a 10% "corridor" are amortized over the expected average remaining working lives of participating employees and vested past service cost recognized immediately (see Note 3 of 2006 Audited Financial Statements). The adoption of PAS 19 increased net loss by P0.8 million for the year ended December 31, 2004 and increased retained earnings by P0.6 million and P1.4 million as of December 31, 2004 and January 1, 2004, respectively.

NO ACTION is to be taken with respect to the restatement of any asset, capital, or surplus account of the Company.

**D. <u>Other Matters</u>**

Item 15. **Action With Respect to Reports**

The following matters shall be submitted to the stockholders for approval/ratification at the Meeting:

(a) Minutes of the 2006 Annual Stockholders' Meeting;

Approval of the Minutes of the 2006 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2006 Annual Stockholders' Meeting, which have already been approved.

(b) Annual Report for the year ended 31 December 2006 (a copy containing the information required by SRC Rule 20A is enclosed).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(c) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (26 July 2006) to the present (20 June 2007) including, but not limited to, the following:

(1) Authorizing Mr. Francisco A. Navarro to execute a Contract to Sell covering a Company vehicle (Nissan Pathfinder 1988) (26 July 2006);

(2) Authorizing Mr. Reynaldo E. Nazarea to register the business name of the Company with the DTI (23 August 2006);

(3) Appointing and authorizing Messrs. Alfredo C. Ramos or Reynaldo E. Nazarea as the Company's proxy to the annual stockholders' meeting of Atlas Consolidated Mining & Development Corporation to be held on 06 September 2006 (23 August 2006);

(4) Authorizing Mr. Francisco A. Navarro to execute Contracts to Sell covering the following Company vehicles (Honda motorcycle 1999, Chevrolet Suburban 1997 and Isuzu Trooper 1999) (23 August 2006);

(5) Authorizing Mr. Alfredo C. Ramos to execute a Contract to Sell covering a Company vehicle (Isuzu Trooper 1999) (23 August 2006);

(6) Authorizing the Company to subscribe to 300,000 shares of PNOC-EDC at its Initial Public Offering of Shares (22 November 2006);

(7) Authorizing Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Adrian S. Arias to handle all matters relating to the Company's intended sale of its shares of stock in PNOC-EDC, Vulcan Industrial & Mining Corp., Fil-Estate Corp., Lepanto Consolidated Mining Corp., Anglo Philippine Holdings Corp. and Hi Cement Corp. (20 December 2006);

(8) Approving the corrective measures taken on the Company's Amended 2005 Annual Report submitted to the SEC (17 January 2007);

(9) Authorizing Messrs. Alfredo C. Ramos, Francisco A. Navarro, Reynaldo E. Nazarea and Adrian S. Arias to handle all matters relating to the replacement of Hi Cement Corp. Stock certificates with Holcim Phils., Inc. stock certificates to reflect the change in corporate name of Holcim (17 January 2007);

(10) Appointing and authorizing Messrs. Alfredo C. Ramos or Reynaldo E. Nazarea as the Company's proxy to the special stockholders' meeting of Atlas Consolidated Mining & Development Corporation to be held on 09 February 2007 (17 January 2007);

(11) Authorizing the Company to acquire 100% of the issued and outstanding capital stock of Phoenix Gas & Oil Exploration Company, Inc. (24 April 2007); and,

(12) Authorizing the Company to terminate its Mortgage Trust Indenture with BPI, cause the release of properties covered thereunder, and designating signatories therefor (24 April 2007).

(d) Continued engagement of the Company in oil, gas and mineral exploration, development and allied activities, and/or in any and all its secondary purposes under its Articles of Incorporation;

(e) Appointment of SGV & Company as the Company's external auditor for 2007.

Item 16. **Matters Not Required to be Submitted**

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Item 17. **Amendment of Articles of Incorporation and By-Laws.** NONE

Item 18. **Other Proposed Action**

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except matters of incidence that may properly come at the Meeting.

Item 19. **Voting Procedures**

(a) In the election of directors, the nine (9) nominees with the greatest number of votes will be elected directors.

(b) If the number of nominees for election as directors does not exceed the number of directors to be elected, the Secretary of the Meeting shall be instructed to cast all votes represented at the Meeting equally in favor of all such nominees. However, if the number of nominees for election as directors exceeds the number of directors to be elected, voting shall be done by ballot, cumulative voting will be followed, and counting of votes shall be done by two (2) election inspectors appointed by the stockholders present or represented by proxy at the Meeting.

In accordance with SRC Sec. 38 and SRC Rule 38, only nominees whose names appear in the Final List of Candidates for Independent Directors shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared and no further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.

Messrs. Honorio A. Poblador III and Nicasio I. Alcantara are nominated for election as independent directors of the Company for fiscal year 2007.

(c) For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

***If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.***

E. <u>**Solicitation Information**</u>

(a) **Solicitor.** The enclosed proxy is solicited in behalf of THE PHILODRILL CORPORATION for use in voting at the 2007 Annual Meeting of Stockholders to be held on the date and time and place stated above and in the Notice accompanying this Information Statement and at any postponements or adjournments thereof.

(b) **Instructions.** Proxies, in the accompanying Proxy Form, must be properly signed, executed, dated and returned by the stockholder on or before 15 June 2007. Validation of proxies will be held at the Company's principal office on 18 June 2007 at 10:00 a.m. For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the authority of the person executing the proxy.

Validated proxies will be voted at the Meeting in accordance with the authority and/or instructions of the stockholder expressed therein. Proxies which are not properly signed and dated, or which are received late, or which do not have an accompanying secretary's certificate (for corporate shareholders) shall not be voted at the Meeting.

Subject to a stockholder's right to revoke his own proxy as stated in Paragraph (c) below, a proxy given by a stockholder shall be voted by the Chairman of the Board, Mr. Alfredo C. Ramos, with full power of substitution and delegation, in accordance with the authorization specifically granted by the stockholder.

***If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of all the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponements or adjournments thereof.***

The matters to be taken up in the Meeting of stockholders and the names of nominee directors are all specified in the Proxy Form accompanying this Information Statement with boxes opposite them where the stockholder or his designated proxy can indicate his preferred choice or vote.

(c) **Revocability of Proxy.** A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 18 June 2007; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

(d) **Persons Who Will Make the Solicitation.** The enclosed proxy is solicited in behalf of the Company for use in voting at the 2007 Annual Meeting of Stockholders to be held on the date and time and place stated above and in the Notice accompanying this Information Statement and at any postponements or adjournments thereof.

There are NO other participants in the solicitation of proxies through this Information Statement, other than the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation.

The Company will bear the cost of preparing, collating and delivering to stockholders this Information Statement, the Proxy Form and the accompanying materials. The Company estimates proxy solicitation expenditures to amount to about ₱150,000.00. As of 30 April 2007, the Company has spent around ₱30,000.00 for the preparation of proxy materials.

## SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Information Statement are true, complete and correct. This report is signed in the City of Mandaluyong on 30 April 2007.

**ADRIAN S. ARIAS**
Corporate Secretary

**Materials accompanying this Information Statement**

1. Proxy Form;
2. Notice of the 2007 Annual Meeting of Stockholders with Agenda;
3. Annual Report on SEC Form 17A;
4. Audited Financial Statements for 2006
5. Minutes of the 2006 Annual Meeting of Stockholders.

***The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of the Company's Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.***

# PROXY

Solicited in Behalf of The Philodrill Corporation

The undersigned hereby appoints the Chairman, **MR. ALFREDO C. RAMOS**, with full power of substitution and delegation, as proxy to vote all the shares of the undersigned at the 2007 Annual Stockholders' Meeting of The Philodrill Corporation to be held on 20 June 2007, 3:00 p.m. at the Banahaw Ballroom of The Legend Villas and at any postponements or adjournments thereof.

The proxy shall vote subject to the instructions indicated below and the proxy is authorized to vote in his discretion on other business as may properly come at the Meeting and any postponements or adjournment thereof. Where no specific authority is clearly indicated below, the proxy shall vote and shall be deemed authorized to vote **FOR THE APPROVAL** of all the corporate matters listed below, and **FOR ALL** the nominated directors named below.

**Corporate Matters**

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| Approval of the 2006 Minutes of Annual Stockholders' Meeting | | | |
| Approval of 2006 Annual Report | | | |
| Approval of Acts/Resolutions of Board of Directors & Management (7/26/06–6/20/07) | | | |
| Approval of Company's continued engagement in any of its secondary purposes | | | |
| Appointment of SGV & Co. as Independent External Auditor | | | |

**Election of Directors:**

☐ **FOR ALL THE FOLLOWING**

Alfredo C. Ramos
Augusto B. Sunico
Presentacion S. Ramos
Walter W. Brown
Christopher M. Gotanco
Adrian S. Ramos
Francisco A. Navarro
Nicasio I. Alcantara*
Honorio A. Poblador, III*

****Independent Director***

☐ **WITHHOLD AUTHORITY FOR THE FOLLOWING:**
(To withhold authority to vote for any individual nominee, write down the name(s) of the nominee(s) on the space provided below)

| |
|---|
| |
| |
| |
| |
| |
| |
| |
| |
| |

______________________________
Signature Over Printed Name

Date: ________________

*For corporate shareholders, the proxy form must be accompanied by a corresponding secretary's certificate confirming the appointment of the proxy and the authority of the person signing the proxy.*

(Reverse for Instructions)

**THE PHILODRILL CORPORATION**
*8th Floor, Quad Alpha Centrum*
*125 Pioneer, Mandaluyong City, Philippines*
*Tel (632) 631-8151; 631-1801 to 06; Fax (632) 631-8080*

4 May 2007

TO OUR STOCKHOLDERS:

Please be advised that the 2007 Annual Meeting of Stockholders of The Philodrill Corporation will be held on **20 JUNE 2007, 3:00 P.M.** at the **BANAHAW BALLROOM, THE LEGEND VILLAS,** 60 Pioneer Street, Mandaluyong City 1550, Philippines. The Agenda for the Meeting shall be as follows:

1. Call to Order and Proof of Notice of the Meeting.
2. Determination of Quorum
3. Approval of the Minutes of the 2006 Annual Stockholders' Meeting
4. Report of the Board of Directors
5. Approval of the Company's Annual Report
6. Approval of Acts and Resolutions of the Board of Directors and Management
7. Approval of the Company's Continued Engagement in Oil, Gas and Mineral Exploration, Development, and Allied Activities, and other Secondary Purposes
8. New Business
9. Appointment of Independent External Auditor
10. Election of Directors
11. Other Matters

The Board of Directors fixed the close of business on **13 April 2007** as the **Record Date** for the determination of stockholders entitled to notice of, and to vote at, the Meeting. The stock and transfer books of the Company will not be closed.

***Stockholders who cannot attend the Meeting in person are requested to accomplish, sign, date and return the enclosed Proxy Form to the undersigned no later than 5:00 p.m. of 15 June 2007.***

For convenience in registering your attendance, please present some form of identification such as driver's license, Company ID, TIN Card, SSS Card, etc. Registration starts at 2:00 p.m. and closes at 2:30 p.m.

**ADRIAN S. ARIAS**
Corporate Secretary

## THE PHILODRILL CORPORATION

*8th Floor, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Philippines*
*Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080*


## MANAGEMENT REPORT ACCOMPANYING INFORMATION STATEMENT PURSUANT TO SRC RULE 20 (4)

### I. Audited Financial Statements

The audited financial statements of The Philodrill Corporation (the "Company") for the fiscal year ended 31 December 2006 are attached hereto.

### II. Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

### III. Management's Discussion and Analysis or Plan of Operations

**(a) Full fiscal years**

**(1) Financial Condition, Changes in Financial Condition and Results of Operations**

Financial highlights for the years 2006 and 2005 are presented below:

| (in thousands of Pesos) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Petroleum revenues | 147,043 | 78,739 | 37,575 |
| Investment income | 5,797 | 38,282 | 9,710 |
| Interest income | 5,748 | 9,591 | 9,898 |
| Net income (loss) | (175,766) | 2,745 | (308,281) |
| Total assets | 1,552,453 | 2,293,019 | 2,210,921 |
| Net worth | 1,375,006 | 1,796,124 | 1,764,696 |
| Issued & subscribed capital | 1,534,944 | 1,534,944 | 1,534,944 |

The Company posted a net loss of ₱175.8 million in 2006, net income of ₱2.7 million in 2005 and net loss of P308.3 million in 2004. Gross revenues in 2006 totaled ₱164.3 million, ₱ 133.5 million in 2005 and P60.3 million in 2004. The increase in revenues was due to higher income from petroleum operations which went up by P68.3 million (2005-2006) and P109.5 million (2004-2006), respectively, on account of higher crude prices. The average price per barrel in 2006 was US$55.91 compared to US$ 45.56 in 2005 and US$33.84 in 2004. Equity in net earnings of associates decreased by P32.5 million (2005-2006) and about P4 million (2004-2006), respectively, due to the lower level of income of the associates. Interest income decreased by P3.8 million (2005-2006) and P4.1 million (2004-2006), respectively.

Total costs and expenses in 2006 totaled P337.4 million, P130 million in 2005 and P368.2 million in 2004. The increase between 2005-2006 was due to the P194.9 million loss arising from the disposal of the EPHI investment in 2006. Share in costs and operating expenses increased by P35.9 million (2005-2006) and P61.7 million (2004-2006), respectively, due to higher level of production costs. Interest and financing charges decreased by P25.6 million (2005-2006) and P9 million (2004-2006), respectively, due to lower level of borrowings. General and administrative expenses totaled P30 million in 2006, P23 million in 2005 and P14.9 million in 2004. The increase of P6.8 million (2005-2006) was due to the provision for doubtful accounts booked as of the end of 2006. There was no provision for probable loss on deferred oil exploration and development charges in 2006.

Total assets decreased from P2.3 billion as of year-end 2005 to P1.5 billion as of year-end 2006. Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006.

**Operations Review**

**PETROLEUM PROJECTS**

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

| SC/GSEC No. | Participating Interest (%) | Deferred Costs (P'000) |
|---|---|---|
| SC6A (Octon) | 43.33000 | P 401,043 |
| (SaddleRock/Esperanza) | 43.33000 | 64,844 |
| SC41 (Sulu Sea) | 3.39800 | 146,890 |
| GSEC98 (Onshore Mindoro) | 22.00000 | 81,291 |
| SWAN Block (NW Palawan) | 32.97500 | 99,332 |
| SC6B (Bonita) | 21.87500 | 12,710 |
| Others | | 1,058 |
| | Total | P 807,168 |

Production Block

**SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)**

The combined oil production from the Nido and Matinloc Fields totaled 181,401 barrels in 2006, a decrease of 12.97% from the fields' combined output of 208,438 barrels in

2005. The decrease was due to the shutdown of both fields during certain periods of the year due to operational constraints such as weather and dry docking of the transport vessel. The steady decline of the Matinloc field also contributed to the significant decrease in total production for the year.

**2006 Crude Oil Production Summary**
(in barrels)

| | Nido | Matinloc | 2006 Total | *2005 Total* |
|---|---|---|---|---|
| January | 12,507 | 5,920 | **18,427** | *27,628* |
| February | 14,965 | 3,252 | **18,217** | *12,690* |
| March | 11,087 | 4,873 | **15,960** | *8,005* |
| April | 0 | 0 | **0** | *23,294* |
| May | 0 | 5,072 | **5,072** | *24,490* |
| June | 14,288 | 8,906 | **23,194** | *23,026* |
| July | 13,909 | 5,400 | **19,309** | *9,449* |
| August | 13,766 | 4,108 | **17,874** | *15,870* |
| September | 0 | 5,757 | **5,757** | *5,185* |
| October | 14,016 | 5,674 | **19,690** | *25,864* |
| November | 12,401 | 7,050 | **19,451** | *21,629* |
| December | 12,678 | 5,772 | **18,450** | *11,308* |
| Total | 119,617 | 61,784 | **181,401** | *208,438* |

The consortium completed a total of nine (9) shipments from the two fields in 2006 to Pilipinas Shell Petroleum with whom the consortium signed a one-year crude oil sales agreement up to November 2007.

The Company implemented a number of projects aimed at increasing production and mitigating operational hazards at the fields, including repair works on the platform deck and pipelines and completion of the fire deluge system upgrading at the Matinloc platform. A new three-phase pump system will be installed in the Nido platform to stabilize production. The Company is also studying the possibility of putting the Pandan field back into production to make up for the steady decline in the Matinloc output.

*Nido 1X1*

Forum Energy submitted a farm-in proposal in October 2005 to conduct a detailed study to validate the Nido 1X1 structure. In October 2006, the Company received another farm-in proposal from Venturoil for the possible drilling and development of the Nido 1X1 structure.

**SERVICE CONTRACT NO. 14 C-1 (Galoc)**

Block operator Galoc Production Company (GPC) opened its Singapore office on 03 January 2006 to serve as the operations hub, where most of the evaluation works, project tendering processes and monitoring will be done.

On 15 March 2006, the DOE approved the Galoc Plan of Development (POD), subject to the execution of an extended production test agreement (EPTA) between the DOE and GPC. Subsequently, a six-month EPTA was approved by the DOE in August 2006. The Department of Environment and Natural Resources, through the Environmental Management Bureau, has also granted an Environmental Compliance Certificate covering both the Galoc and Octon fields.

On 12 September 2006, a new Joint Operating Agreement was approved and adopted by the Galoc consortium. Subsequently, the Block C Agreement, which provides for the rules of distribution to all parties of the revenues from the Galoc field, was also approved and signed during the year.

Development drilling at the Galoc Field is expected to start in October 2007. First oil is expected within the first quarter of 2008.

The Company holds a 6.398% carried participating interest on the Galoc Block.

Exploration Blocks

**SERVICE CONTRACT NO. 6A (Octon)**

Pending review of the proposed farm-in agreement by the Octon consortium, Vitol completed its preliminary geophysical and gological (G&G) study of the Octon Field including, among others, full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies and well/facilities design.

In November 2006, Vitol submitted a revised farm-in proposal expressing its desire to optimize the Octon development options, re-focus exploration of other areas outside of Octon, and come up with a drilling prospect within a year's time. As of end-December 2006, the revised Vitol farm-in proposal is still under review by the Octon consortium.

**SERVICE CONTRACT NO. 6 (Cadlao)**

The Company resigned as operator of the Cadlao block effective 03 February 2006, as it considered it inappropriate to remain as operator despite being a non-voting, carried interest party in the block. Oriental Petroleum and Minerals (OPM), with 55.0563% participating interest, was eventually designated as the new operator.

During the 3rd quarter of 2006, OPM signed a confidentiality agreement with a potential farminee, which is now undertaking technical and legal review of the Cadlao block.

**SERVICE CONTRACT NO. 6B (Bonita)**

Forum Energy offered to conduct, at its own expense, seismic and sub-surface studies to firm up the recoverable reserves estimate and forecast potential production rates from the Bonita Field. However, as of end-December 2006, the Bonita consortium had yet to receive indications from Forum whether or not it will proceed with its farm-in offer.

**SERVICE CONTRACT NO. 14 C-2 (West Linapacan)**

In 2006, the West Linapacan consortium received farm-in offers from Nido Petroleum, Framework Solutions, Pearl Oil Resources and Pitkin Petroleum.

As of end-December 2006, Framework Solutions has withdrawn its farm-in offer citing the results of an independent study it commissioned for the field. The other farm-in offers are still pending consideration by the West Linapacan consortium.

**SERVICE CONTRACT NO. 41 (Sulu Sea)**

In 2006, the SC 41 consortium received farm-in offers from Tap Oil, Mitra Energy, Pearl Resources and Burgundy. Based on the offers made, the consortium chose Tap Oil of Australia because it offered the more robust work program.

Tap Oil will undertake a prospectivity review of the whole block and conduct a 600-sq.km. 3D seismic data acquisition, processing and interpretation program at an estimated cost of more than US$3 million, all for its sole account. The 3D survey will commence in April 2007. Tap Oil has applied with the DOE for the extension of Contract Year 9 up to 10 May 2008 and a corresponding extension of Contract Year 10 until 10 May 2009.

Philodrill holds a 3.398% carried interest in the SC 41 block.

**SERVICE CONTRACT NO. 53 (Onshore Mindoro)**

On 22 February 2006, the DOE approved the Participation Agreement between the Company and Laxmi Organic Industries (Laxmi). Thus, the distribution of participating interests in the block is now 70% Laxmi, 22% Philodrill, 5% Anglo Philippine Holdings and 3% Basic Petroleum.

For the rest of 2006, Laxmi conducted an in-depth review of the Mindoro area, including satellite imagery, geochemical study and retrieval of vintage seismic field data for integration with the results of the geochemical study.

**SWAN BLOCK (Deepwater NW Palawan)**

The DOE awarded SC 57 and SC 58 to Philippine National Oil Company–Exploration Corporation encompassing the area covered by the SWAN consortium's prior service contract application. The SWAN consortium is negotiating with PNOC-EC on the participation of the SWAN group in the SC 57 and SC 58 areas.

**INVESTMENTS IN AFFILIATES**

Penta Capital Investment Corporation (PCIC), where the Company owns 40% equity, posted a consolidated net income of P15.3 million in 2006, 5% higher than its 2005 profit level. Gross revenues increased to P82.5 million in 2006 from P73.1 million in 2005.

The Company has NO direct equity interest in Penta Capital Finance Corporation and as such, NO disclosure on its business development was made.

NO bankruptcy, receivership or similar proceeding has been filed by or against the Company during the last three (3) years.

NO material reclassification, merger, consolidation, or purchase/sale of a significant amount of assets not in the ordinary course of business has been undertaken by the Company during the last three (3) years.

**(2) Yearend Results**

For the year ended 2006, the Company posted a net loss of P175.8 million compared to a net income of P2.7 million in 2005.

**(3) Key Variable and Other Qualitative and Quantitative Factors**

The top five (5) key performance indicators of the Company are as follows:

| | Dec. 31, 2006 | Dec. 31, 2005 |
|---|---|---|
| ***Current Ratio*** | ***0.74 : 1*** | ***0.36 : 1*** |
| Current Assets | 131,245,444 | 177,005,578 |
| Current Liabilities | 176,403,928 | 496,234,778 |
| ***Debt to Equity Ratio*** | ***0.13 : 1*** | ***0.28 : 1*** |
| Total Liabilities | 177,447,064 | 496,894,593 |
| Stockholders Equity | 1,375,005,958 | 1,796,124,094 |
| ***Equity to Debt Ratio*** | ***7.75 : 1*** | ***3.61: 1*** |
| Stockholders Equity | 1,375,005,958 | 1,796,124,094 |
| Total Liabilities | 177,447,064 | 496,894,593 |

| *Book Value per Share* | *0.00896 (new par)* | *1.17016 (old par)* |
|---|---|---|
| Stockholders Equity | 1,375,005,958 | 1,796,124,094 |
| Average shares outstanding | 153,494,401,600 | 1,534,944,016 |
| *Income (Loss) per Share* | *(0.00115) (new par)* | *0.00179 (old par)* |
| Net Income (Loss) | (175,766,114) | 2,744,795 |
| Average shares outstanding | 153,494,401,600 | 1,534,944,016 |

Current Ratio increased to 0.74:1 in 2006 from 0.36:1 in 2005, while Current Liabilities exceeded Current Assets by P45.2 million in 2006 and by P319.2 million in 2005. However, a portion of the "Investments" account in the balance sheet consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as may be necessitated by future circumstances. These shares of stock have an aggregate market value of P111.9 million as of 31 December 2006 and P243.4 million as of 31 December 2005. If these shares would be considered part of Current Assets, the re-computed Current Ratio will be 1.38:1 as of end-2006 and 0.85:1 as of end-2005.

The Company has NO majority-owned subsidiaries and as such, NO disclosure on performance indicators was made.

(i) Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity - the information required by this item is contained in Note 2 to the Company's 2006 Audited Financial Statements.

(ii) The Company's internal source of liquidity comes from revenues generated from operations. The Company's external sources of liquidity come from stock subscriptions, loans and advances.

(iii) The Company is expected to contribute its share in the exploration and development expenditures in the SCs and GSECs. However, most of the funding for such expenditures is expected to be provided by potential farminees to these projects.

(iv) Trends, events or uncertainties that have had or reasonably expected to have a material impact on the revenues or income from continuing operations - the information required by this item is contained in Notes 2, 13 and 15 to the Company's 2006 Audited Financial Statements.

(v) There have been no material changes from period to period in one or more line items of the Company's financial statements, except those discussed below:

a) Total assets decreased from P2.3 billion in 2005 to P1.5 billion in 2006.

- Cash account decreased from P8.7 million as of end-2005 to P5.2 million as of end-2006 due to payment of certain accounts.

- Receivables and Advances to related companies decreased by P21.4 million and P31.3 million, respectively due to collection of accounts.

- Crude oil inventory increased by P10.4 million or 535% due to higher level of inventory as of year-end 2006.

- Other current assets decreased by P0.03 million due to the lower level of office supplies inventory as of end-2006.

- Investments in associates decreased by P726.1 million due to the Company's sale of EPHI holdings.

- Property and equipment decreased by P15.1 million due to adjustments booked during the year.

- Available-for-sale investments increased by P43.6 million due to the adjustment on the valuation reserve pertaining to the listed stock investments of the Company.

- Investment property decreased by P0.2 million due to depreciation booked during the year.

- Other non-current assets increased by P1.0 million due to the collection of accrued interest receivable on advances to related companies.

b) Total current liabilities decreased from P496.2 million in 2005 to P176.4 million in 2006.

- Loans payable and current portion of long-term debt decreased by P6.8 million and P4.3 million, respectively, due to the amortizations paid during the year.

- Trade and other payables and Advances from related companies decreased by P87.2 million and P222.1 million, respectively, due to settlement of some accounts. Additional information is also contained in Notes 14 and 18 to the Company's 2006 Audited Financial Statements.

- Income tax payable increased by P0.6 million due to higher level of income subjected to minimum corporate income tax (MCIT).

- Pension liability increased by P0.4 million due to accrual of additional liabilities as of end-2006.

c) Stockholders' equity decreased by P421.3 million.

- Subscribed capital stock decreased by P45.6 million due to issuance of shares on fully paid subscriptions.

- Subscriptions receivable decreased by P0.9 million due to collections made during the year.

- Share in associate's revaluation increment totaling to P294.9 million was debited due to the Company's sale of EPHI holdings.

- Retained earnings decreased by P176.0 million due to the net loss booked for the year 2006.

d) Gross revenues in 2006 rose to P164.3 million from P133.5 million in 2005 due to the higher income from petroleum operations which was caused primarily by higher crude prices in 2006. Equity in net earnings of associates decreased by P32.5 million due to the lower level of income of the associates. Interest income and miscellaneous income decreased by P3.8 million and P1.0 million, respectively.

(e) Total costs and expenses in 2006 increased by P207.4 million due to the P194.9 million loss sustained in the disposal of the EPHI investment in 2006. Share in costs and operating increased by P35.9 million due to higher level of production costs. Interest and financing charges decreased by P25.6 million due to lower level of borrowings. General and administrative expenses increased by P6.8 million due to the provision for doubtful accounts booked as of end-2006. There was no provision for probable loss on deferred oil exploration & development charges in 2006.

(vi) There have been no seasonal aspects that had material effect on the financial condition or results of operations of the Company.

(vii) There are NO events that will trigger direct or contingent financial obligation that is material to the Company, including any default or acceleration of an obligation.

(viii) There are NO material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons created during the reporting period.

**Properties**

The information required by Item 2 is contained in Note 8 to the Company's 2006 Audited Financial Statements.

The Company, as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures and other equipment are located at 125 Pioneer Street, Mandaluyong City. A mortgage participation indenture, based on the appraised value of the office condominium units amounting to about P74.42 million as of 09 February 2007, is used as collateral for some of the Company's loans. There are no major limitations on ownership or usage over these mortgaged properties. These properties are in good condition. The Company does not intend to make any substantial property acquisition in the next twelve (12) months.

The Company's exploration properties, which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

| SC/GSEC No. | Participating Interest | Deferred Cost (P'000) |
|---|---|---|
| SC6A (Octon) | 43.33000% | P 401,043 |
| (SaddleRock/Esperanza) | 43.33000 | 64,844 |
| SC41 (Sulu Sea) | 3.39800 | 146,890 |
| GSEC98 (Onshore MIndoro) | 22.00000 | 81,291 |
| Swan Block (NW Palawan) | 32.97500 | 99,332 |
| SC6B (Bonita) | 21.87500 | 12,710 |
| Others | | 1,058 |
| | Total | P 807,168 |

**Employees**

The Company has 25 employees as of 31 December 2006.

**IV. Brief Description of the General Nature & Scope of Business of the Company**

The Philodrill Corporation (the "Company") was incorporated in 1969, originally with the primary purpose of engaging in oil, gas and mineral exploration and development. In 1989, realizing the need to balance the risk associated with its petroleum activities, the Company changed its primary purpose to that of a diversified holding company while retaining petroleum and mineral exploration and development as one of its secondary purposes. Since then, the Company has maintained investments in petroleum exploration and production, financial services, property development, mining and infrastructure.

The Company's active petroleum projects cover production and exploration areas in offshore Palawan, South Sulu Sea and onshore Mindoro under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

In the financial services sector, the Company is a 40% shareholder of Penta Capital Investment Corporation (Penta Capital), an investment house. Penta Capital holds equity interest in several companies such as, Penta Capital Finance Corporation, a finance company and quasi-bank (98.75% owned), Penta Capital Holdings Corporation, an investment holding company (29.54% owned), Penta Capital Realty Corporation (100% owned) and Intra-Invest Securities, Inc. (68.47% owned).

In the mining sector, the Company holds minor equity interests in the following companies: Atlas Consolidated Mining & Development Corporation, Vulcan Industrial & Mining Corporation and United Paragon Mining Corporation.

## V. Market Price and Dividends

### (1) Stock Prices

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2006 and 2005 and the first quarter of the current year 2007, expressed in Philippine Pesos, are as follows:

| | | High | Low |
|---|---|---|---|
| 2007 (new par P0.01) | First Quarter | P 0.014 | P 0.011 |
| | | | |
| 2006 (old par P1.00) | First Quarter | 0.560 | 0.350 |
| | Second Quarter | 1.760 | 0.510 |
| | Third Quarter | 1.400 | 0.990 |
| | Fourth Quarter | 1.040 | 0.900 |
| 2005 (old par P1.00) | First Quarter | 0.540 | 0.215 |
| | Second Quarter | 0.380 | 0.210 |
| | Third Quarter | 0.470 | 0.280 |
| | Fourth Quarter | 0.440 | 0.340 |

### (2) Holders

There are 9,960 shareholders of record as of 30 April 2007. Common shares outstanding as of 30 April 2007 totaled 153,494,401,600 shares.

On 29 November 2006, SEC approved the Company's amendment of its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00/share to P0.01/share. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares maybe issued to either Philippine or foreign nationals. SEC approved the last registration of the capital stock filed on 27 January 1994.

Top 20 stockholders as of 30 April 2007 (P0.01 par value):

| NAME | NO. OF SHARES HELD | % TO TOTAL |
|---|---|---|
| 1. PCD NOMINEE CORPORATION | 68,715,535,631 | 44.7673 |
| 2. NATIONAL BOOK STORE, INC. | 26,652,621,975 | 17.3638 |
| 3. VULCAN INDUSTRIAL & MINING CORP. | 16,588,287,159 | 10.8070 |
| 4. ALAKOR CORPORATION | 5,145,989,976 | 3.3525 |
| 5. PHILIPPINE OVERSEAS TELECOMS CORP. | 2,423,438,709 | 1.5788 |
| 6. ALAKOR SECURITIES CORPORATION | 2,422,303,400 | 1.5781 |
| 7. TRAFALGAR HOLDINGS PHIL., INC. | 1,474,082,100 | 0.9603 |
| 8. WEALTH SECURITIES, INC. | 958,486,326 | 0.6244 |
| 9. TERESITA DELA CRUZ | 662,172,800 | 0.4313 |
| 10. ESTATE OF HENRY A. BRIMO | 601,335,300 | 0.3917 |
| 11. ALSONS CONSOLIDATED RESOURCES, INC. | 566,720,000 | 0.3692 |
| 12. CONRADO S. CHUA | 490,565,136 | 0.3195 |
| 13. DOMINGO U. LIM | 460,000,000 | 0.2996 |
| 14. RCBC TA# 72-230-8 | 385,482,500 | 0.2511 |
| 15. ANG NGO CHIONG | 364,311,105 | 0.2373 |
| 16. NICASIO ALCANTARA | 363,200,000 | 0.2366 |
| 17. ALBERT AWAD | 351,561,991 | 0.2290 |
| 18. RCBC TRUST ACCOUNT #32-314-4 | 336,882,100 | 0.2194 |
| 19. ALBERTO MENDOZA &/OR JEANIE C. MENDOZA | 317,910,514 | 0.2071 |
| 20. CUALOPING SECURITIES CORPORATION | 289,550,937 | 0.1886 |

**(3) Dividends**

NO dividends were declared during the last two (2) years 2005 and 2006 and the first quarter of the current year 2007.

The Company's ability to declare and pay dividends is restricted by the availability of funds and the provision of existing loan agreements.

**VI. Corporate Governance**

(a) The Company uses the evaluation system established by the SEC in its Memorandum Circular No. 5, series of 2003, including the accompanying Corporate Governance Self Rating Form (CG-SRF) to measure or determine the level of compliance of the Board of Directors and top-level management with the Company's Corporate Governance Manual.

(b) The Company undertakes a self-evaluation process every semester and any deviation from the Company's corporate Governance Manual is reported to the Management and the Board together with the proposed measures to achieve compliance.

(c) Except as indicated below, the Company is currently in full compliance with the leading practices on good corporate governance embodied in the CG-SRF.

1. The Company has prepared a draft Code of Conduct for the Board, CEO and staff, which is still undergoing changes to cope with the dynamics of the business. In the meantime, however, the Company has existing policies and procedures that can identify and resolve potential conflicts of interest.

2. Employees and officers undergo professional development programs subject to meeting the criteria set by the Company. Succession plan for senior management is determined by the Board as need arises.

(d) The Company shall adopt such improvement measures on its corporate governance as the exigencies of its business will require from time to time.

***The Company undertakes to provide, without charge, upon the written request of a stockholder, a copy of its Annual Report on SEC Form 17-A. Such request should be addressed to the Corporate Secretary, The Philodrill Corporation, 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.***



SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

## INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying financial statements of The Philodrill Corporation, which comprise the balance sheets as at December 31, 2006 and 2005, and the related statements of income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

We did not audit the 2005 and 2004 financial statements of EDSA Properties Holdings Inc. (EPHI) and PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI and PentaCapital represent about 39% of the Company's total assets as of December 31, 2005, and the equity in their net earnings represent about 30% and 16% of total revenues in 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the report of the other auditors. The other auditors report on PentaCapital was qualified with respect to the matters discussed in Note 9 to the financial statements. As stated also in Note 9, the Company adjusted the financial statements of PentaCapital to conform to Philippine Financial Reporting Standards.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.









As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized costs of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

SYCIP GORRES VELAYO & CO.

J. Carlitos G. Cruz
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-AR-1
Tax Identification No. 102-084-648
PTR No. 0266538, January 2, 2007, Makati City

April 26, 2007


APR 30 2007

## THE PHILODRILL CORPORATION
## BALANCE SHEETS




SEC
APR 3 0 2007


| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents (Note 5) | ₱5,239,364 | ₱8,692,353 |
| Receivables - net (Note 6) | 78,609,623 | 100,011,426 |
| Crude oil inventory | 12,409,228 | 1,954,754 |
| Advances to related companies (Note 18) | 34,852,062 | 66,180,434 |
| Other current assets | 135,167 | 166,611 |
| **Total Current Assets** | 131,245,444 | 177,005,578 |
| **Noncurrent Assets** | | |
| Deferred oil exploration costs - net (Notes 2, 7 and 11) | 807,168,493 | 805,248,819 |
| Investments in associates (Note 9) | 203,337,072 | 929,398,112 |
| Property and equipment - net (Notes 2, 7 and 8) | 281,348,210 | 296,420,442 |
| Available-for-sale (AFS) investments (Note 10) | 128,141,879 | 84,555,279 |
| Investment properties - net (Note 12) | 164,209 | 325,957 |
| Other noncurrent assets | 1,047,715 | 64,500 |
| **Total Noncurrent Assets** | 1,421,207,578 | 2,116,013,109 |
| **TOTAL ASSETS** | ₱1,552,453,022 | ₱2,293,018,687 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Loans payable (Note 13) | ₱21,415,114 | ₱28,248,902 |
| Trade and other payables (Notes 7 and 14) | 30,996,336 | 118,185,737 |
| Current portion of long-term debt (Note 15) | 80,724,515 | 84,987,965 |
| Advances from related companies (Note 18) | 35,457,474 | 257,595,614 |
| Dividends payable | 5,013,853 | 5,013,853 |
| Subscriptions payable | 1,652,742 | 1,662,742 |
| Income tax payable | 1,143,894 | 539,965 |
| **Total Current Liabilities** | 176,403,928 | 496,234,778 |
| **Noncurrent Liability** | | |
| Pension liability (Note 22) | 1,043,136 | 659,815 |
| **Equity** | | |
| Capital stock - ₱0.01 par value in 2006 and ₱1 par value in 2005 (Note 16) | | |
| Authorized - 155.0 billion shares in 2006 and 1.55 billion shares in 2005 | | |
| Issued | 1,527,632,861 | 1,482,073,379 |
| Subscribed | 7,311,155 | 52,870,637 |
| Subscriptions receivable | (1,157,679) | (2,112,487) |
| Paid in capital from sale of treasury (Note 16) | 1,624,012 | – |
| Share in associate's revaluation increment (Note 9) | – | [illegible] |
| Unrealized valuation losses on AFS investments (Note 10) | (82,807,262) | [illegible] |
| Retained earnings (deficit) (Note 16) | (77,597,129) | [illegible] |
| **Total Equity** | 1,375,005,958 | [illegible] |
| **TOTAL LIABILITIES AND EQUITY** | ₱1,552,453,022 | ₱2,293,018,687 |

*See accompanying Notes to Financial Statements.*

22

## THE PHILODRILL CORPORATION
## STATEMENTS OF INCOME

| | Years ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **REVENUES** | | | |
| Share in petroleum operations (Notes 2 and 7) | ₱147,043,008 | ₱78,738,794 | ₱37,575,381 |
| Equity in net earnings of associates (Note 9) | 5,796,937 | 38,282,287 | 9,709,961 |
| Miscellaneous | 2,101,638 | 3,131,318 | 1,135,958 |
| | 154,941,583 | 120,152,399 | 48,421,300 |
| **INTEREST INCOME** (Note 18) | 5,748,273 | 9,591,242 | 9,898,490 |
| **FOREIGN EXCHANGE GAINS** - net (Note 7) | 3,607,623 | 3,795,918 | 1,983,232 |
| **COSTS AND EXPENSES** | | | |
| Loss on disposal of shares of stock (Note 9) | (194,860,000) | – | (255,720,486) |
| Share in costs and operating expenses (Notes 7 and 19) | (89,710,943) | (53,848,004) | (28,034,642) |
| General and administrative expenses (Note 20) | (29,875,565) | (23,053,826) | (14,932,953) |
| Interest and financing charges (Notes 2, 13, 15 and 18) | (22,971,000) | (48,571,843) | (31,965,741) |
| Provision for probable losses on deferred oil exploration costs (Notes 2 and 11) | – | (4,556,684) | (37,528,646) |
| | (337,417,508) | (130,030,357) | (368,182,468) |
| **INCOME (LOSS) BEFORE INCOME TAX** | (173,120,029) | 3,509,202 | (307,879,446) |
| **PROVISION FOR INCOME TAX** (Note 23) | 2,646,085 | 764,407 | 402,066 |
| **NET INCOME (LOSS)** (Note 17) | (₱175,766,114) | ₱2,744,795 | (₱308,281,512) |
| **INCOME (LOSS) PER SHARE** (Note 17) | | | |
| Basic | (₱0.0011) | ₱0.0018 | (₱0.2008) |
| Diluted | (₱0.0011) | ₱0.0018 | (₱0.2008) |

*See accompanying Notes to Financial Statements.*

**THE PHILODRILL CORPORATION**

**STATEMENTS OF CHANGES IN EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004**

| | Capital Stock (Note 16) | | | Paid in Capital from Sale of Treasury (Note 16) | Share in Associate's Revaluation Increment (Note 9) | Unrealized Losses On Decline in Market Value (MV) of Investments | Unrealized Valuation Losses on AFS Investments (Note 10) | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Issued | Subscribed | Subscriptions Receivable | | | | | | |
| Balances at January 1, 2004 | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱– | ₱438,932,589 | (₱200,752,169) | ₱– | ₱403,705,702 | ₱2,174,717,239 |
| Recovery in MV of marketable securities | – | – | – | – | – | 28,192,000 | – | – | 28,192,000 |
| Share in change in associate's revaluation increment | – | – | – | – | (373,228) | – | – | – | (373,228) |
| Disposal of associate's shares | – | – | – | – | (143,698,753) | 14,140,602 | – | – | (129,558,151) |
| Net loss for the year | – | – | – | – | – | – | – | (308,281,512) | (308,281,512) |
| Balances at December 31, 2004 | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱– | ₱294,860,608 | (₱158,419,567) | ₱– | ₱95,424,190 | ₱1,764,696,348 |
| | | | | | | | | | |
| Balances at December 31, 2004 | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱– | ₱294,860,608 | (₱158,419,567) | ₱– | ₱95,424,190 | ₱1,764,696,348 |
| Effect of adoption of PAS 39 (Note 3) | – | – | – | – | – | 158,419,567 | (158,419,567) | – | – |
| Balances at January 1, 2005 | 1,482,066,842 | 52,877,174 | (2,112,899) | – | 294,860,608 | – | (158,419,567) | 95,424,190 | 1,764,696,348 |
| Issuances of shares | 6,537 | (6,537) | 412 | – | – | – | – | – | 412 |
| Net unrealized valuation gains on AFS investments | – | – | – | – | – | – | 28,682,539 | – | 28,682,539 |
| Net income for the year | – | – | – | – | – | – | – | 2,744,795 | 2,744,795 |
| Total income recognized for the year | – | – | – | – | – | – | 28,682,539 | 2,744,795 | 31,427,334 |
| Balances at December 31, 2005 | ₱1,482,073,379 | ₱52,870,637 | (₱2,112,487) | ₱– | ₱294,860,608 | ₱– | (₱129,737,028) | ₱98,168,985 | ₱1,796,124,094 |
| | | | | | | | | | |
| Balances at January 1, 2006 | ₱1,482,073,379 | ₱52,870,637 | (₱2,112,487) | ₱– | ₱294,860,608 | ₱– | (₱129,737,028) | ₱98,168,985 | ₱1,796,124,094 |
| Issuance of shares | 45,559,482 | (45,559,482) | – | – | – | – | – | – | – |
| Collection of subscriptions receivable | – | – | 954,808 | – | – | – | – | – | 954,808 |
| Sale of treasury shares | – | – | – | 1,624,012 | – | – | – | – | 1,624,012 |
| Reversal due to sale of investment | – | – | – | – | (294,860,608) | – | – | – | (294,860,608) |
| Subtotal | 1,527,632,861 | 7,311,155 | (1,157,679) | 1,624,012 | – | – | (129,737,028) | 98,168,985 | 1,503,842,306 |
| Net unrealized valuation gains on AFS investments | – | – | – | – | – | – | 46,929,766 | – | 46,929,766 |
| Net loss for the year | – | – | – | – | – | – | – | (175,766,114) | (175,766,114) |
| Total income (loss) recognized for the year | – | – | – | – | – | – | 46,929,766 | (175,766,114) | (128,836,348) |
| Balances at December 31, 2006 | ₱1,527,632,861 | ₱7,311,155 | (₱1,157,679) | ₱1,624,012 | ₱– | ₱– | (₱82,807,262) | (₱77,597,129) | ₱1,375,005,958 |

*See accompanying Notes to Financial Statements.*





## THE PHILODRILL CORPORATION
## STATEMENTS OF CASH FLOWS

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Income (loss) before income tax | (₱173,120,029) | ₱3,509,202 | (₱307,879,446) |
| Adjustments for: | | | |
| Loss on disposal of shares of stock (Note 9) | 194,860,000 | – | 255,720,486 |
| Interest and financing charges | 22,971,000 | 48,571,843 | 31,965,741 |
| Depletion, depreciation and amortization | 2,289,307 | 4,421,153 | 3,514,068 |
| Equity in net earnings of associates (Note 9) | (5,796,937) | (38,282,287) | (9,709,961) |
| Interest income | (5,748,273) | (9,591,242) | (9,898,490) |
| Unrealized foreign exchange gains | (3,441,181) | (698,551) | (1,983,232) |
| Provision for probable losses on deferred oil exploration costs (Note 11) | – | 4,556,684 | 37,528,646 |
| Operating income before working capital changes | 32,013,887 | 12,486,802 | 742,188 |
| Decrease (increase) in: | | | |
| Receivables | 24,842,984 | (5,141,849) | 2,932,182 |
| Crude oil inventory | (10,454,474) | 3,546,742 | (5,501,496) |
| Other current assets | 31,444 | 80,941 | 365,830 |
| Increase (decrease) in: | | | |
| Trade and other payables | (30,668,336) | (13,858,548) | 6,254,646 |
| Pension liability (Note 22) | 1,383,321 | 1,295,839 | 755,668 |
| Net cash generated from (used in) operations | 16,148,826 | (1,590,073) | 4,064,642 |
| Interest received | 5,748,273 | 67,734 | 7,087 |
| Interest and financing charges paid | (27,642,240) | (25,441,419) | (15,642,337) |
| Income taxes paid | (2,042,156) | (224,442) | (402,066) |
| Net cash used in operating activities | (7,787,297) | (27,188,200) | (11,972,674) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Proceeds from sale of investment in associate | 214,145,742 | – | – |
| Proceeds from sale (payments for purchase) of AFS investments | 3,343,166 | (13,755) | – |
| Reductions in (additions to): | | | |
| Property and equipment | (10,913,525) | (4,655,509) | (3,732,283) |
| Advances to related companies | (9,384,185) | (1,347,769) | (682,411) |
| Deferred oil exploration costs | (1,919,674) | (11,651,942) | (19,493,535) |
| Other noncurrent assets | (983,215) | 783,117 | 329,047 |
| Subscription payable | (10,000) | – | – |
| Cash dividends received | – | 9,280,555 | 5,038,183 |
| Share in movements of wells, platforms and other facilities | – | – | 4,850,513 |
| Net cash from (used in) investing activities | 194,278,309 | (7,605,303) | (13,690,486) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from: | | | |
| Sale of treasury shares | 42,336,569 | – | – |
| Collection of subscriptions receivable | 954,808 | 412 | – |
| Advances from related companies | – | 143,218,490 | 7,257,453 |
| Loan availment | – | | [illegible] |
| Payments of: | | | |
| Advances from related companies | (222,138,140) | | |
| Loans payable | (6,833,788) | [illegible] | [illegible] |
| Long-term debt | (4,263,450) | [illegible] | [illegible] |
| Net cash from (used in) financing activities | (189,944,001) | 40,198,940 | [illegible] |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (3,452,989) | [illegible] | [illegible] |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 8,692,353 | [illegible] | [illegible] |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 5)** | ₱5,239,364 | [illegible] | ₱5,286,916 |

*See accompanying Notes to Financial Statements.*

## THE PHILODRILL CORPORATION
## NOTES TO FINANCIAL STATEMENTS

### 1. Corporate Information

The Philodrill Corporation (the Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2006 and 2005 is presented in Note 9.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2006 and 2005 and for each of the years in the period ended December 31, 2006 were authorized for issue by the Board of Directors on April 26, 2007.

### 2. Status of Operations and Management Plans

<u>Petroleum Operations</u>

The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido and Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets.





The Company's participating interests in the different SCs as of December 31, 2006, 2005 and 2004 are as follows:

| | Participating Interest (in percentage) | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| SC 6 (Northwest Palawan) | | | |
| Block A (Octon) | **43.330** | 43.330 | 43.330 |
| Block B (Bonita) | **21.875** | 21.875 | 21.875 |
| Cadlao Block | **–*** | –* | –* |
| SC 14 (Northwest Palawan) | | | |
| Block A (Nido) | **26.106** | 26.106 | 26.106 |
| Block B (Matinloc) | **41.608** | 41.608 | 41.608 |
| Block B-1 (North Matinloc) | **17.850** | 17.850 | 17.850 |
| Block C-1 (Galoc) | **6.397** | 6.397 | 25.588 |
| Block C-2 (West Linapacan) | **25.588** | 25.588 | 25.588 |
| Block D (Retention Block) | **33.751** | 33.751 | 33.751 |
| Tara Block | **22.500** | 22.500 | 22.500 |
| SC 41 (Sulu Sea) | **3.398*** ** | 15.480 | 2.322 |
| SC 53 (Onshore Mindoro) | **22.000** | 30.000** | 79.455 |
| SWAN Block (Northwest Palawan) | **32.975** | 32.975 | 32.975 |
| SW Palawan | **0.000** | 0.000 | 1.950 |

* Carried cost interest with revenue interest of 0.803

** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Petroleum and Minerals, Inc. (BPMI)

*** Subject to DOE approval of transfer to TAP (Philippines) Pty. Ltd.

*SC 6 BLOCK A*

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

In early 2005, the consortium received expressions of interest from a number of companies, including Black Gold Resources, Commissioning Services, Inc. and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded.

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon - Galoc development.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

*SC 6 BLOCK B*

Production and exploration activities on SC 6B remain suspended.

In October 2005, BPMI expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

In 2006, negotiations between BPMI, now Forum Energy Philippines Corporation (Forum) and the Bonita consortium continued. As of the end of December 2006, the Bonita consortium had yet to receive indication from Forum whether they will proceed with their farm-in offer. The Company is still continuing to promote the area for possible farm-in.

*SC 14*

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However, starting May 2004, operatorship of SC14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion.

During the year, production activities continued in Blocks A and B of SC 14. However, production activities in Blocks C of SC 14 remained suspended. Galoc Production Company (GPC) continued its preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field in Block C.

In August 2003, the Consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. In February 2004, the Consortium signed a crude oil sales agreement with another customer for the spot sale of crude oil produced from the Nido and Matinloc Oilfield. In November 2004, the Consortium renegotiated the crude oil sales agreement into a one year contract for the sale of crude oil of approximately 246,000 barrels at prices defined in the agreement. This contract was renewed for another year in November 2005 and in November 2006.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils., Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and, (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other off-shore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the Closing Date on April 30, 2004; and,

c. At any time prior to the Closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

   i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC 14 until June 30, 2004. As a result of the assignment, the Company, together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Blocks C of SC 14.

In October 2006, the Company received another farm-in proposal for the possible drilling and development of Nido 1X1 structure. Venturoil, a start-up company, proposed to carry the SC 14-A consortium through a phased program of geophysical and geological studies, drilling and development of the Nido 1X1 structure, to be carved out from the SC 14-A (Nido Block). The proposal was forwarded to the partners for review.

*SC 14 C-1 Galoc Block*

In November 2002, the Company and the other members of the SC 14 Consortium entered into a study agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. On November 13, 2003, the foreign company notified the SC 14 Consortium that it has completed the phased study on the Galoc Field. The study showed that the field has 23 million barrels of recoverable reserves. Based on the result of the study, the foreign company decided not to pursue the development of the Galoc Field.

In September 2004, the Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.



A new Joint Operating Agreement that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that will define the distribution to all parties of the revenues from the Galoc field production, was also approved and signed during the year.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

Development drilling at the Galoc Field is expected to start in August 2007. First oil is planned for the 1st quarter of 2008.

*SC 14 C-2 West Linapacan Block*

In December 2006, Framework backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner PNOC-EC, whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

Recently, Pitkin Petroleum PLC and Pearl Oil Resources jointly submitted a farm-in proposal for West Linapacan for them to earn 70% participating interest in exchange for a one well carry. The Company had been authorized by the consortium to negotiate with the farminees. The Company's counter-offer is a full carry of the West Linapacan consortium up to first oil for 75% participating interest.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

*SC 41*

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The new consortium had successfully negotiated a reduction in the work commitment as the contract entered its 8th contract year in May 2005. In lieu of the yearly one well commitment, the consortium had started implementing a geological and geophysical program which will also incorporate efforts to farm-out the block. Basic Consolidated Inc. was designated as the block operator for 2005.

In early 2006, the SC 41 consortium received separate farm-in offers from Tap Oil of Australia, Mitra Energy and Pearl Resources which are both based in Singapore, and Burgundy, a local firm. On the basis of their individual programs for the Sulu Sea block, the consortium chose Tap Oil because they offered the more robust work program.

Tap Oil initially offered to pay 100% of the farmors' share in a 300 square kilometer 3D seismic data acquisition, processing and interpretation program, at an estimated cost of US$ 3 million, and a full carry for an option well to earn 76% of the farmors equity. This will give Tap Oil about 58% equity and the operatorship of the block. Other members of the consortium, including then block operator Basic Petroleum, opted not to farm-down their equity. For its part, the Company offered to farm-out part of its original 16.599% equity share in the block.

Tap Oil's entry into the Sulu Sea Block was formalized on June 23, 2006, the date their farm-in became effective. Basic Petroleum (which later on was bought out by Forum Energy) eventually turned over the operatorship of the block. As the new operator, Tap Oil submitted the Contract Year 9 Work Program and Budget outlining the key activities for Year 9, which included a prospectivity review of the whole block prior to the contemplated 3D seismic data acquisition. They also started evaluating submitted tenders from different geophysical contractors.

In September 2006, Forum Energy withdrew from the SC 41 consortium, with their entire interests assigned to Tap Oil. The Company together with Oriental Petroleum, Anglo Philippine Holdings Corp., South China, Philex Mining and Southwest Resources, are now the "continuing parties" with their respective interests, prior to the Forum's exit, maintained. The Company now holds a 3.398% carried interest on the Sulu Sea Block.

The programmed 3D seismic survey, originally scheduled to commence by the end of January 2007, has been re-scheduled to commence in early March 2007 with Veritas as contractor utilizing the vessel M/V Voyager. The survey area was increased from 300 sq. km. to not less than 600 sq. km., with Tap Oil fully funding the other carried parties' share of the added costs consistent with the Farm-in Agreement. With the change in the survey schedule and coverage, the operator applied with the DOE for the extension of Contract Year 9 for a period of 12 months ending May 10, 2008 and a corresponding extension of the Contract Year 10 until May 10, 2009.





*SC 53*

GSEC 98, Onshore Mindoro, expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

Towards the end of 2004 however, Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam jointly expressed interest on the block. The Company negotiated its participation in the exploration of the block as a carried partner. PNOC - Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. However, PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Company and Laxmi both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

*SWAN Block*

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversation of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's SC 57, Calamian block, awarded on September 15, 2005, covered the northern half of the SWAN block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on January 12, 2006. SC 58, West Calamian block, covered the rest of the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

On November 2006, the consortium wrote the DOE to ask for the consortium's inclusion as carried partners in the block. The consortium's requested carried interest may be taken from the carried interest that PNOC-EC had negotiated with their foreign partners. In relation thereto, a draft participation agreement with PNOC-EC had been prepared and submitted to the SWAN block consortium for review.

*SW Palawan*

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.6 million.

*GSEC 75*

The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROCG did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

## 3. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance

The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards

The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits*;
- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates*;

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option*; and

- PFRS 6, *Exploration for and Evaluation of Mineral Resources.*

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors.* Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007).* PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation.* It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009).* PFRS 8 will replace PAS 14, *Segment Reporting*, and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;

- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007)*. The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006)*. This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006)*. This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)*. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)*. This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007)*. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)*. This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents

Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments

Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs. Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

*Loans and Receivables*
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

*AFS Financial Assets*
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

*Other Financial Liabilities*
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities
*Financial Assets*
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

1. the rights to receive cash flows from the asset have expired;

2. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or

3. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

*Financial Liabilities*
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

*Assets Carried at Amortized Cost*
If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the

asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

*Assets Carried at Cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*AFS Financial Assets*
If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

<u>Crude Oil Inventory</u>
Crude oil inventory is valued at market.

<u>Property and Equipment</u>
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

| Category | Number of Years |
|---|---|
| Office condominium units and improvements | 20 |
| Transportation equipment | 5 |
| Office furniture, fixtures and equipment | 3 |

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates
The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

| | Percentage of Ownership | |
|---|---|---|
| | 2006 | 2005 |
| PentaCapital Investments Corporation (PentaCapital) | 40.00 | 40.00 |
| PentaCapital Holdings, Inc. (Penta Holdings) | 13.76 | 13.76 |
| EDSA Properties Holdings Inc. (EPHI) | – | 5.08 |

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

<u>Revenue</u>

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

*Sale of goods*

Revenue from petroleum operations is recognized as income at the time of production.

*Rental income*

Rental income is accounted for on a straight-line basis over the related lease terms.

*Interest income*

Interest is recognized as it accrues taking into account the effective yield on the asset.

*Dividends*

Dividend income is recognized when the right to receive the payment is established.

<u>Borrowing Costs</u>

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

<u>Pension Benefits</u>

The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

*Company as a Lessor*

Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes

*Current income tax*

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

*Deferred income tax*

Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.





The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions
Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

## 4. Significant Judgments and Estimates

The Company's financial statements prepared in accordance with PFRS require management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. The estimates and assumptions used in the financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the Company's financial statements. Actual results could differ from such estimates.

Judgments

*Determining Functional Currency*
Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

*Operating Lease Commitments - Company as Lessor*
The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimates

*Estimating Allowances for Doubtful Accounts*
The Company evaluates specific accounts where the Company has information that certain debtors are unable to meet their financial obligations. Factors such as the Company's length of relationship with the debtors and the debtors' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2006 and 2005 amounted to ₱12.7 million and ₱9.3 million, respectively. Receivables and advances to related companies, net of allowance for doubtful accounts, amounted to about ₱113.5 million and about ₱166.2 million as of December 31, 2006 and 2005 respectively (see Notes 6 and 18).

*Estimating Reserves*
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2006 and 2005, the net book value of wells, platforms and other facilities amounted to ₱270.1 million and ₱294.6 million, respectively (see Note 8).

*Deferred Income Tax Assets*
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2006 and 2005. Deferred income tax assets amounting to ₱42.6 million and ₱60.9 million in 2006 and 2005, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

*Pension and Other Retirement Benefits*
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.4 million in 2006, ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱1.0 million and ₱0.7 million as of December 31, 2006 and 2005, respectively (see Note 22).

*Estimating Useful Lives of Property and Equipment*
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2006 and 2005, the net book value of property and equipment amounted to ₱281.3 million and ₱296.4 million, respectively (see Note 8).

*Impairment of AFS Investments*
An impairment issue arises with respect to AFS investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of AFS investments amounted to ₱128.1 million and ₱84.6 million as of December 31, 2006 and 2005, respectively. No impairment losses were recognized in both 2006 and 2005 (see Note 10).

*Impairment of Property and Equipment, Investments in Associates and Deferred Oil Exploration Costs*

Philippine generally accepted accounting principles requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2006, the book and carrying values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱281.3 million, ₱203.3 million and ₱807.2 million, respectively. As of December 31, 2005, the book and carrying values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱–, ₱4.6 million and ₱37.5 million in 2006, 2005 and 2004, respectively (see Note 11).

## 5. Cash and Cash Equivalents

| | 2006 | 2005 |
|---|---:|---:|
| Cash | ₱5,239,364 | ₱1,671,837 |
| Short-term investments | – | 7,020,516 |
| | ₱5,239,364 | ₱8,692,353 |

Cash with banks earn interest at the respective bank deposit rates. Short-term investments are made for varying periods up to three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates.

## 6. Receivables

| | 2006 | 2005 |
|---|---:|---:|
| Accrued interest receivables (see Note 18) | ₱50,676,240 | ₱65,715,295 |
| Accounts with contract operator (see Note 7) | 23,726,923 | 26,291,799 |
| Dividends receivable | 2,250,000 | 2,250,000 |
| Advances to officers and employees | 1,849,050 | 462,029 |
| Accounts with partners (see Note 7) | 1,842,599 | 5,521,526 |
| Others | 5,370,650 | 3,449,056 |
| | 85,715,462 | 103,689,705 |
| Less allowance for doubtful accounts | 7,105,839 | 3,678,279 |
| | ₱78,609,623 | ₱100,011,426 |

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

## 7. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

| | 2006 | 2005 |
|---|---|---|
| Current assets: | | |
| Receivables | ₱22,141,962 | ₱31,813,325 |
| | | |
| Noncurrent assets: | | |
| Property and equipment - net | | |
| Wells, platform and other facilities | 562,631,804 | 586,490,002 |
| Less accumulated depletion, depreciation and amortization | (292,484,613) | (291,906,557) |
| | 270,147,191 | 294,583,445 |
| Deferred oil exploration costs | 807,168,493 | 805,248,819 |
| | 1,077,315,684 | 1,099,832,264 |
| | ₱1,099,457,646 | ₱1,131,645,589 |
| | | |
| Current liabilities: | | |
| Trade and other payables | ₱15,304,200 | ₱56,893,776 |
| | | |
| Revenues: | | |
| Share in petroleum operations | ₱147,043,008 | ₱78,738,794 |
| Foreign exchange gains (losses) - net | 945,540 | (698,551) |
| | 147,988,548 | 78,040,243 |
| Share in cost and expenses: | | |
| Cost of petroleum operations | | |
| Production costs | 89,132,887 | 51,459,342 |
| Depletion | 578,056 | 2,388,[illegible]62 |
| | 89,710,943 | 53,8[illegible]04 |
| | ₱58,277,605 | ₱24,19[illegible] |

## 8. Property and Equipment

### 2006

| | Wells, Platforms and Other Facilities | | | | | |
|---|---|---|---|---|---|---|
| | SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater | SC 14 Block A, B and B - 1 | Office Condominium Units and Improvements | Transportation equipment | Office furniture, fixtures and equipment | Total |
| Cost: | | | | | | |
| Balances at beginning of year | ₱297,545,203 | ₱288,944,799 | ₱10,774,461 | ₱6,035,308 | ₱10,678,176 | ₱613,977,947 |
| Additions | – | – | – | 10,277,196 | 636,329 | 10,913,525 |
| Write-off | (23,858,198) | – | – | – | – | (23,858,198) |
| Disposals | – | – | – | (6,035,308) | (487,000) | (6,522,308) |
| Balances at end of year | 273,687,005 | 288,944,799 | 10,774,461 | 10,277,196 | 10,827,505 | 594,510,966 |
| Accumulated depletion, depreciation and amortization | | | | | | |
| Balances at beginning of year | 12,285,641 | 279,620,916 | 9,688,818 | 6,035,308 | 9,926,822 | 317,557,505 |
| Depletion, depreciation and amortization expense for the year | – | 578,056 | 538,723 | 655,667 | 355,113 | 2,127,559 |
| Disposals | – | – | | (6,035,308) | (487,000) | (6,522,308) |
| Balances at end of year | 12,285,641 | 280,198,972 | 10,227,541 | 655,667 | 9,794,935 | 313,162,756 |
| Net book value | ₱261,401,364 | ₱8,745,827 | ₱546,920 | ₱9,621,529 | ₱1,032,570 | ₱281,348,210 |

### 2005

| | Wells, Platforms and Other Facilities | | | | | |
|---|---|---|---|---|---|---|
| | SC 14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater | SC 14 Block A, B and B – 1 | Office Condominium Units and Improvements | Transportation equipment | Office furniture, fixtures and equipment | Total |
| Cost | | | | | | |
| Balances at beginning of year | ₱294,462,379 | ₱288,944,799 | ₱14,009,422 | ₱6,852,131 | ₱10,066,668 | ₱614,335,399 |
| Additions | 3,082,824 | – | – | 783,177 | 789,508 | 4,655,509 |
| Reclassification to investment property | – | – | (3,234,961) | – | – | (3,234,961) |
| Disposals | – | – | – | (1,600,000) | (178,000) | (1,778,000) |
| Balances at end of year | 297,545,203 | 288,944,799 | 10,774,461 | 6,035,308 | 10,678,176 | 613,977,947 |
| Accumulated depletion, depreciation and amortization | | | | | | |
| Balances at beginning of year | 12,285,641 | 277,232,254 | 11,897,351 | 6,432,131 | 9,975,979 | 317,823,356 |
| Depletion, depreciation and amortization expense for the year | – | 2,388,662 | 700,471 | 1,203,177 | 128,843 | 4,421,153 |
| Reclassification to investment property | – | – | (2,909,004) | – | – | (2,909,004) |
| Disposals | – | – | – | (1,600,000) | (178,000) | (1,778,000) |
| Balances at end of year | 12,285,641 | 279,620,916 | 9,688,818 | 6,035,308 | 9,926,822 | 317,557,505 |
| Net book value | ₱285,259,562 | ₱9,323,883 | ₱1,085,643 | ₱– | ₱751,354 | ₱296,420,442 |

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs, which is dependent upon additional discoveries of oil reserves, among others.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.1 million in 2005.

## 9. Investments in Associates

The details of investments in associates carried under the equity method follow:

| | 2006 | 2005 |
|---|---|---|
| Acquisition cost: | | |
| PentaCapital | ₱158,648,939 | ₱158,648,939 |
| Penta Holdings | 30,000,000 | 30,000,000 |
| EPHI | – | 285,559,241 |
| | 188,648,939 | 474,208,180 |
| Accumulated equity in net earnings: | | |
| Balance at beginning of year | 160,329,324 | 131,327,592 |
| Equity in net earnings for the year | 5,796,937 | 38,282,287 |
| Accumulated equity on disposed EPHI shares | (151,438,128) | – |
| Dividends received | – | (9,280,555) |
| Balance at end of year | 14,688,133 | 160,329,324 |
| Share in EPHI's revaluation increment on land and land improvements: | | |
| Balance at beginning of year | 294,860,608 | 294,860,608 |
| Disposal of EPHI shares | (294,860,608) | – |
| Balance at end of year | – | 294,860,608 |
| | ₱203,337,072 | ₱929,398,112 |

Following are the summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | EPHI | Penta Capital | Penta Holdings | EPHI | Penta Capital | Penta Holdings |
| Revenues | ₱1,587,373 | ₱82,487 | ₱9,208 | ₱1,669,145 | ₱73,171 | ₱905 |
| Income before other income (expenses) | 474,036 | 22,989 | 9,129 | 528,994 | 17,092 | 17 |
| Net income | 638,617 | 15,295 | 9,113 | 744,770 | 14,616 | (18,078) |
| Total assets | 21,295,963 | 528,517 | 381,884 | 19,448,815 | 530,422 | 352,357 |
| Investments and advances | 15,008,676 | 382,300 | 274,225 | 16,893,954 | 363,733 | 226,049 |
| Property and equipment | 39,246 | 39,333 | – | 49,270 | 45,158 | – |
| Total liabilities | 6,598,683 | 50,479 | 77 | 5,218,391 | 58,893 | 9 |

**EPHI**

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In June and July 2006, investments in EPHI were sold through the local stock exchange at one (₱1.00) peso per share. It resulted to a loss on disposal of shares of ₱195.6 million.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2006, the report of independent auditors on PentaCapital's financial statements were qualified due to the following:

a. Determination of the amount of retirement expense and its required disclosures were not ascertained due to the absence of an actuarial valuation;

b. Accrual for accumulated vacation and sick leave credits was not booked which would have resulted to the decrease in net income of ₱285,523 in 2006;

c. Nonimpairment testing of investment in associates, loans and receivables;

d. Inability of PentaCapital to account for the beginning balances and goodwill of its investment in subsidiaries using the equity method;

e. Inability of PentaCapital to account for the increase in other assets and retained earnings amounting to ₱5,589,306;

f. Adjustment in 2006 for the effects of the adoption of PAS 40, *Investment Property*, by a credit to current operations of ₱7,569,576, net of deferred income tax and depreciation from January 1, 2004; and

g. Accumulated net foreign exchange losses pertaining to prior years were charged to current operations. Net income would have been decreased by ₱876,761 in 2006.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to ₱1.0 million in 2005 and ₱2.5 million in 2004;

b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱0.6 million and ₱2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by ₱1.6 million in 2005 and ₱2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to ₱9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination amounting to ₱10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by ₱21.7 million in 2006 and ₱7.5 million in 2005, net of tax effect, had PentaCapital followed PFRS. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by ₱8.7 million and ₱3.0 million in 2006 and 2005, respectively, and increased net loss by ₱6.8 million in 2004.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

Undistributed Earnings of Associates
The undistributed earnings of associates included in the Company's retained earnings amounting to ₱14.7 million in 2006 and ₱160.3 million in 2005, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

## 10. Available-For-Sale Investments

The details of available-for-sale investments in 2006 are as follows:

| | Cost | Fair Value |
|---|---|---|
| Atlas Consolidated Mining and Development Corporation | ₱101,061,306 | ₱30,295,942 |
| APHC - A | 49,095,645 | 55,858,880 |
| United Paragon Mining Corporation (UPMC) - A | 12,803,152 | 5,452,970 |
| Vulcan Industrial & Mining Corporation (VIMC) - A | 12,115,952 | 13,153,694 |
| Fil-Estate Land, Inc. | 10,423,888 | 3,319,552 |
| Camp John Hay Golf Club Inc. | 10,200,007 | 5,100,000 |
| South China Resources, Inc. | 2,775,235 | 2,156,948 |
| Others | 12,473,961 | 12,803,893 |
| | ₱210,949,146 | ₱128,141,879 |

The details of available-for-sale investments in 2005 are as follows:

| | Cost | Fair Value |
|---|---|---|
| Atlas Consolidated Mining and Development Corporation | ₱101,061,306 | ₱18,115,099 |
| APHC - A | 49,095,645 | 42,392,900 |
| Vulcan Industrial & Mining Corporation (VIMC) - A | 16,061,971 | 4,110,314 |
| United Paragon Mining Corporation (UPMC) - A | 12,803,152 | 1,893,393 |
| Fil-Estate Land, Inc. | 10,423,888 | 2,489,664 |
| Camp John Hay Golf Club Inc. | 10,200,007 | 2,805,000 |
| South China Resources, Inc. | 2,775,235 | 1,334,195 |
| Others | 11,871,105 | 11,414,714 |
| | ₱214,292,309 | ₱84,555,279 |

Unrealized valuation gains on AFS investments recognized in equity amounted to ₱46.9 million and ₱28.7 million in 2006 and 2005, respectively. Gain realized from the sale of AFS investments amounted to ₱0.7 million in 2006.

## 11. Deferred Oil Exploration Costs

The balance of deferred oil exploration costs includes capitalized interest costs amounting to ₱3.3 million in 2005.

The full recovery of the deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

In 2004, the Company provided for probable losses on the deferred oil exploration costs related to GSEC 75 amounting to ₱37.5 million.

## 12. Investment Properties

Investment properties pertain to office property held by the Company for lease. Depreciation expense for investment properties amounted to ₱0.2 million in 2006.

## 13. Loans Payable

Loans payable pertains to the Company's loan with Rizal Commercial Banking Corporation (RCBC) with a balance amounting to ₱21.4 million and ₱28.2 million as of December 31, 2006 and 2005, respectively. In 2006, the loans with RCBC were redenominated from US Dollars to Philippine pesos which resulted to a gain recognized by the Company amounting to ₱1.0 million. On February 15, 2007, the Company fully settled its loans payable with RCBC.

Interest on the RCBC loan is computed based on prevailing bank rate at 11% in 2006 and 2005.

## 14. Trade and Other Payables

| | 2006 | 2005 |
|---|---|---|
| Trade (see Note 7) | ₱14,204,857 | ₱55,568,649 |
| Accrued interest (see Notes 13, 15 and 18) | 14,913,802 | 47,576,669 |
| Accounts with partners (see Note 7) | – | 12,911,786 |
| Others | 1,877,677 | 2,128,633 |
| | ₱30,996,336 | ₱118,185,737 |

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Company by other partners, net of cash payments.

## 15. Long-term Debt

| | 2006 | 2005 |
|---|---|---|
| Metropolitan Bank and Trust Co. (MBTC) | ₱55,724,515 | ₱59,987,965 |
| PentaCapital (see Note 18) | 25,000,000 | 25,000,000 |
| | ₱80,724,515 | ₱84,987,965 |

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

On November 22, 2006, MBTC agreed to amend the terms and conditions of the Company's outstanding obligation. Based on the amended terms of the loan, interest rate shall be reduced from 12.5% to 10% for remaining term of the loan. In addition, the MBTC and the Company agreed that the Company shall pay a monthly principal amortization of ₱1.0 million from November 2006 to November 2007 and make a balloon payment of ₱44.7 million at the end of the term, December 26, 2007

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to ₱85.0 million which was subsequently reduced to ₱50.0 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. On January 15, 2006, the Company and PentaCapital renewed the loan for one year to mature on January 15, 2007. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2006, the Company had drawn ₱25.0 million from this facility. Subsequently, on January 15, 2007, the Company and PentaCapital agreed to re-extend the loan for one year maturing on January 10, 2008.

## 16. Equity

Details of the Company's capital stock are as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Common | 155,000,000,000 | ₱1,550,000,000 | – | ₱– |
| Class A | – | – | 930,000,000 | 930,000,000 |
| Class B | – | – | 620,000,000 | 620,000,000 |
| | 155,000,000,000 | ₱1,550,000,000 | 1,550,000,000 | ₱1,550,000,000 |

On March 22, 2006, the BOD amended its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from ₱1.00 per share to ₱0.01 per share which was granted by SEC on November 29, 2006. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 10,587 shareholders in 2006 and 10,933 shareholders in 2005.


APR 3 0 2007

The details and changes in the Company's issued and subscribed shares follow:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued: | | | | |
| Common | | | | |
| Declassification of shares | 148,207,337,900 | ₱1,482,073,379 | – | ₱– |
| Issuance of shares | 4,555,948,200 | 45,559,482 | – | – |
| Balances at end of year | 152,763,286,100 | 1,527,632,861 | – | – |
| Common Class A | | | | |
| Balances at beginning of year | 882,934,428 | 882,934,428 | 882,927,891 | ₱882,927,891 |
| Declassification of shares | (882,934,428) | (882,934,428) | – | – |
| Issuance of shares | – | – | 6,537 | 6,537 |
| Balances at end of year | – | – | 882,934,428 | 882,934,428 |
| Common Class B | | | | |
| Balances at beginning of year | 599,138,951 | 599,138,951 | 599,138,951 | 599,138,951 |
| Declassification of shares | (599,138,951) | (599,138,951) | – | – |
| Balances at end of year | – | – | 599,138,951 | 599,138,951 |
| | 152,763,286,100 | ₱1,527,632,861 | 1,482,073,379 | ₱1,482,073,379 |

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Subscribed: | | | | |
| Common | | | | |
| Declassification of shares | 5,287,063,700 | ₱52,870,637 | – | ₱– |
| Issuance of shares | (4,555,948,200) | (45,559,482) | – | – |
| Balances at end of year | 731,115,500 | 7,311,155 | – | – |
| Common Class A | | | | |
| Balance at beginning of year | 35,633,275 | 35,633,275 | 35,639,812 | 35,639,812 |
| Declassification of shares | (35,633,275) | (35,633,275) | – | – |
| Issuance of shares | – | – | (6,537) | (6,537) |
| Balance at end of year | – | – | 35,633,275 | 35,633,275 |
| Common Class B | | | | |
| Balances at beginning of year | 17,237,362 | 17,237,362 | 17,237,362 | 17,237,362 |
| Declassification of shares | (17,237,362) | (17,237,362) | – | – |
| Balances at end of year | – | – | 17,237,362 | 17,237,362 |
| | 731,115,500 | ₱7,311,155 | 52,870,637 | ₱52,870,637 |

In May 2006, the Company and VIMC entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 of the Company's shares owned by VIMC back to the Company by way of dacion en pago in settlement of the VIMC's obligation to the Company amounting to ₱40,712,557.

In the same year, the Company sold the shares received from VIMC through a stock broker for about ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as paid in capital from sale of treasury shares part of equity.





## 17. Income (Loss) Per Share

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net income (loss) | (₱175,766,114) | ₱2,744,795 | (₱308,281,512) |
| Weighted average number of issued and subscribed shares | 153,494,401,600 | 1,534,944,016 | 1,534,944,016 |
| Income (loss) per share | (₱0.0011) | ₱0.0018 | (₱0.2008) |

There are no potential common stock issued during the years ended December 31, 2006, 2005 and 2004 that could have a dilutive effect on the income (loss) per share computation.

## 18. Related Party Disclosures

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱4.2 million in 2006, ₱5.1 million in 2005 and ₱3.0 million in 2004. Interest income related to receivables from shareholders amounted to ₱1.3 million in 2006, ₱4.4 million in 2005 and 2004. Interest expense related to advances from shareholders amounted to ₱3.0 million in 2006, 2005 and 2004. Interest expense related to loans from associates amounted to ₱3.5 million in 2006, ₱6.3 million in 2005 and ₱9.1 million in 2004. Interest expense related to loans from related parties amounted to ₱11.4 million in 2006, ₱28.3 million in 2005 and ₱2.5 million in 2004.

a. Amounts due from related parties are summarized as follows:

| | | Advances to Related Companies | | Accrued Interest Receivables | |
|---|---|---|---|---|---|
| | Relationship | 2006 | 2005 | 2006 | 2005 |
| UPMC | Under common control | ₱27,669,463 | ₱26,677,076 | ₱29,256,449 | ₱25,760,217 |
| VIMC | Shareholder | 1,397,559 | 24,179,106 | 1,575,077 | 18,176,672 |
| Fil-Energy Corporation | Under common control | 4,753,762 | 14,251,893 | 16,166,435 | 18,100,126 |
| Ocean Composite Yacht, Inc. (OCYI) | Under common control | 4,500,000 | 4,500,000 | 2,955,344 | 2,955,344 |
| Pacific Rim Export Holdings, Corp. (Primex) | Under common control | 1,114,118 | 1,114,118 | 722,935 | 722,935 |
| Others | | 1,031,278 | 1,072,359 | – | – |
| | | 40,466,180 | 71,794,552 | 50,676,240 | 65,715,295 |
| Less allowance for doubtful accounts | | 5,614,118 | 5,614,118 | 3,678,279 | 3,678,279 |
| | | ₱34,852,062 | ₱66,180,434 | ₱46,997,961 | ₱62,037,016 |

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

| | | Long-term Debt | | Advances from Related Companies | |
|---|---|---|---|---|---|
| | Relationship | 2006 | 2005 | 2006 | 2005 |
| PentaCapital | Associate | ₱25,000,000 | ₱25,000,000 | ₱– | ₱– |
| Euronote Profits Ltd. | Under common control | – | – | 25,740,750 | 218,085,589 |
| APHC | Under common control | – | – | 6,619,275 | 4,190,620 |
| Alakor Corporation | Shareholder | – | – | 43,199 | 43,199 |
| National Bookstore, Inc. | Shareholder | – | – | – | 32,221,956 |
| Shareholders and others | | – | – | 3,054,250 | 3,054,250 |
| | | ₱25,000,000 | ₱25,000,000 | ₱35,457,474 | ₱257,595,614 |

Loans and advances from related companies bear interest at 12% - 21% per annum.

The compensation of key management personnel of the Company follows:

| | 2006 | 2005 |
|---|---|---|
| Short-term employee benefits | ₱5,109,053 | ₱9,595,510 |
| Post-employment benefits | 13,360,580 | 10,859,550 |
| | ₱18,469,633 | ₱20,455,060 |

## 19. Share in Costs and Operating Expenses

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Petroleum operations (see Note 2) | ₱85,735,453 | ₱39,190,852 | ₱25,839,824 |
| Personnel (see Note 21) | 3,397,434 | 8,952,083 | 555,707 |
| Outside services | – | 3,316,407 | – |
| Depletion and depreciation and amortization (see Note 8) | 578,056 | 2,388,662 | 1,639,111 |
| | ₱89,710,943 | ₱53,848,004 | ₱28,034,642 |

## 20. General and Administrative Expenses

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Personnel (see Note 21) | ₱9,792,786 | ₱9,325,981 | 6,799,536 |
| Outside services | 3,458,656 | 2,824,104 | 478,840 |
| Provision for doubtful accounts | 3,427,560 | – | [illegible] |
| Transportation and travel | 2,424,009 | 1,171,731 | 310,324 |
| Dues and subscriptions | 1,943,983 | 1,758,587 | 1,566,132 |
| Repairs and maintenance | 1,825,623 | 190,711 | 340,675 |
| Utilities | 1,819,837 | 1,598,697 | 1,549,514 |

(Forward)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Depletion and depreciation and amortization (see Note 8) | ₱1,711,251 | ₱2,032,491 | ₱1,874,957 |
| Entertainment, amusement and recreation | 931,949 | 829,091 | 60,072 |
| Taxes and licenses | 823,608 | 854,629 | 423,262 |
| Supplies | 358,522 | 1,020,562 | 122,264 |
| Insurance | 212,916 | 123,305 | 169,621 |
| Advertising | 32,499 | 43,225 | 57,480 |
| Others | 1,112,366 | 1,280,712 | 1,180,276 |
| | ₱29,875,565 | ₱23,053,826 | ₱14,932,953 |

## 21. Personnel Expenses

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Salaries and wages | ₱10,066,479 | ₱15,114,957 | ₱5,120,929 |
| Employees' benefits (Note 22) | 2,785,384 | 2,855,800 | 1,948,748 |
| Social expenses | 338,357 | 307,307 | 285,565 |
| | ₱13,190,220 | ₱18,278,064 | ₱7,355,242 |

## 22. Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net pension expense recognized in the statements of income, the funded status and amounts recognized in the balance sheets for the plan.

*Net pension expense*

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current service cost | ₱651,026 | ₱571,075 | ₱500,943 |
| Interest cost on benefit obligation | 1,615,256 | 1,809,839 | 1,541,962 |
| Expected return on plan assets | (882,961) | (1,085,075) | (1,014,292) |
| Unrecognized plan assets due to ceiling | – | – | (272,945) |
| Net pension expense | ₱1,383,321 | ₱1,295,839 | ₱755,668 |
| | | | |
| Actual return on plan assets | ₱1,495,347 | ₱1,244,357 | ₱1,014,292 |


APR 30 2007

*Pension liability*

| | 2006 | 2005 |
|---|---|---|
| Defined benefit obligation | ₱28,129,500 | ₱11,537,548 |
| Fair value of plan assets | 13,532,362 | 11,037,015 |
| | 14,597,138 | 500,533 |
| Unrecognized actuarial gains (losses) | (13,554,002) | 159,282 |
| | ₱1,043,136 | ₱659,815 |

Changes in the present value of the defined benefit obligation are as follows:

| | 2006 | 2005 |
|---|---|---|
| Opening defined benefit obligation | ₱11,537,548 | ₱12,927,419 |
| Actuarial loss due to: | | |
| Change in assumptions | 12,124,848 | – |
| Experience adjustments | 2,200,822 | – |
| Interest cost | 1,615,256 | 1,809,839 |
| Current service cost | 651,026 | 571,075 |
| Benefits paid | – | (3,770,785) |
| Closing defined benefit obligation | ₱28,129,500 | ₱11,537,548 |

Actuarial loss due to experience adjustments in 2006 amounted to ₱2.2 million.

Changes in the fair value of plan assets are as follows:

| | 2006 | 2005 |
|---|---|---|
| Opening fair value of assets | ₱11,037,015 | ₱13,563,443 |
| Actual contributions | 1,000,000 | – |
| Expected return | 882,961 | 1,085,075 |
| Actuarial gains | 612,386 | 159,282 |
| Benefits paid | – | (3,770,785) |
| Closing fair value of plan assets | ₱13,532,362 | ₱11,037,015 |

The Company expects to contribute ₱1.6 million to its defined benefit pension plan in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

| | 2006 | 2005 |
|---|---|---|
| Deposits in banks | –% | [illegible] |
| Fixed income securities | 98% | 97% |
| Others | 2% | 2% |
| Total | 100% | 100% |

The principal assumptions used in determining pension liability for the Company's plans as of January 1 are shown below:

| | 2006 | 2005 |
|---|---|---|
| Discount rate | 14% | 14% |
| Investment yield | 8% | 8% |
| Salary increase | 10% | 10% |

As of December 31, 2006, the Company used a discount rate of 7%.

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

## 23. Income Taxes

The provision for income tax consists of:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| MCIT | ₱1,302,294 | ₱750,895 | ₱400,649 |
| Final taxes on stock transactions | 1,290,270 | – | – |
| Final taxes on interest income | 53,521 | 13,512 | 1,417 |
| | ₱2,646,085 | ₱764,407 | ₱402,066 |

A reconciliation of income tax expense applicable to income (loss) before income tax at the statutory income tax rate to the provision for income tax follows:

| | 2006 | 2005 |
|---|---|---|
| Income tax at statutory rate | (₱60,592,010) | ₱1,140,491 |
| Add (deduct) tax effects of: | | |
| Loss on disposal of EPHI shares (see Note 9) | 68,201,000 | – |
| Expired net operating loss carryover (NOLCO) and MCIT | 20,741,458 | 11,373,820 |
| Unrecognized deferred income tax assets | (18,327,963) | 7,018,757 |
| Equity in net earnings of associates | (2,028,928) | (12,441,743) |
| Dividend income not subject to income tax | (6,825) | (341) |
| Change in tax rate | – | (5,079,437) |
| Others | (5,340,647) | (1,247,140) |
| | ₱2,646,085 | ₱764,407 |


BUREAU OF INTERNAL REVENUE
REV. REGION 7 QUEZON CITY
APR 30 2007

Deferred income tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

| | 2006 | 2005 |
|---|---|---|
| NOLCO | ₱20,603,167 | ₱41,248,755 |
| Provision for probable losses | 14,729,866 | 14,729,866 |
| Allowance for doubtful accounts | 4,451,985 | 3,252,339 |
| MCIT | 2,453,838 | 1,247,414 |
| Pension liability | 365,098 | 453,543 |
| | ₱42,603,954 | ₱60,931,917 |

As of December 31, 2005, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

| Year incurred | Expiry date | NOLCO | MCIT |
|---|---|---|---|
| 2004 | 2007 | ₱26,107,225 | ₱400,649 |
| 2005 | 2008 | 32,758,966 | 750,895 |
| 2006 | 2009 | – | 1,302,294 |
| | | ₱58,866,191 | ₱2,453,838 |

The movements in NOLCO and MCIT follow:

| NOLCO | 2006 | 2005 |
|---|---|---|
| Beginning balance | ₱117,853,585 | ₱119,132,925 |
| Additions | – | 32,758,966 |
| Application | (15,808,073) | – |
| Expirations | (43,179,321) | (34,038,306) |
| Ending balance | ₱58,866,191 | ₱117,853,585 |

| MCIT | 2006 | 2005 |
|---|---|---|
| Beginning balance | ₱1,247,414 | ₱807,890 |
| Additions | 1,302,294 | 750,895 |
| Expiration | (95,870) | (311,371) |
| Ending balance | ₱2,453,838 | ₱1,247,414 |

Republic Act (RA) No. 9337 was enacted into law effective November 1, 2005 amending various provisions in the existing 1997 National Internal Revenue Code of the Philippines (NIRCP). Among others, the reforms introduced by the said RA are as follows:

- Increase in the corporate income tax rate from 32% to 35%, with a reduction thereof to 30% beginning January 1, 2009;
- Expanded the scope of transactions subject to VAT which includes the sale of generated power, excluding those generated through renewable sources of energy;
- Grant of authority to the Philippine President to increase the 10% VAT rate to 12 %, effective January 1, 2006, subject to compliance with certain economic conditions;





- Revised invoicing and reporting requirements for VAT;
- Provided thresholds and limitation on the amount of VAT credits that can be claimed; and
- Increase in the percentage reduction of interest expense or deduction from 38% to 42% of interest income subjected to final tax, with a reduction thereof to 33% beginning January 1, 2009.

Due to the enactment of RA No. 9337, the effective statutory income tax rates as of December 31, 2006 and 2005 are at 35% and 32.5%, respectively. The deferred income tax assets as of December 31, 2006 were measured using the appropriate corporate income tax rates on the years these are expected to be reversed or settled.

On January 31, 2006, the Bureau of Internal Revenue issued Revenue Memorandum Circular No. 7-2006 increasing the VAT rate from 10% to 12% effective February 1, 2006.

RA No. 9361 was enacted into law effective December 13, 2006, amending Section 110B of the 1997 NIRCP and abolishing the limitation on the amount of VAT credits that can be claimed.

## 24. Financial Risk Management Objectives and Policies

The Company's principal financial instruments comprise of cash and cash equivalents, AFS investments, advances to and from related companies, loans payable and long-term debt. The main purpose of these financial instruments is to raise funds for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are liquidity risk, foreign currency risk, credit risk and interest rate risks. The BOD reviews and agrees policies for managing each of these risks and they are summarized below.

*Liquidity Risk*
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of loans and advances from related companies.

*Foreign Currency Risk*
The Company has transactional currency exposures. Such exposure arises from petroleum operations denominated in US dollars.

The Company follows a policy to manage its currency risk by closely monitoring its cash flow position.

*Credit Risk*
The Company's principal credit risk is its dependence on one customer. In the event of any law or regulations or as a result of such law or regulation, the interest of the Company might be materially reduced, prejudiced or severely affected. The Company's maximum exposure to credit risk is equal to the carrying amount of the accounts with contract operator.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and advances to related parties, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

*Interest Rate Risk*
The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's loans payable and long-term debt obligations with fixed interest rates.

The Company does not use interest rate swaps to hedge its fair value interest rate risk exposure.

## 25. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments as of December 31, 2006 and 2005 are as follows (in millions):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | ₱5.2 | ₱5.2 | ₱8.7 | ₱8.7 |
| Receivables | 78.6 | 78.6 | 100.0 | 100.0 |
| Advances to related companies | 34.9 | 34.9 | 66.2 | 66.2 |
| AFS investments | 128.1 | 128.1 | 84.6 | 84.6 |
| Financial liabilities: | | | | |
| Trade and other payables | 31.0 | 31.0 | 118.2 | 118.2 |
| Loans payable and current portion of long term debt | 102.1 | 102.1 | 113.2 | 113.2 |
| Advances from related companies | 35.5 | 35.5 | 257.6 | 257.6 |
| Other financial liabilities | 6.7 | 6.7 | 6.7 | 6.7 |

Fair Value of Financial Instruments
Fair value is defined as the amount at which the financial instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

*Cash and cash equivalents, receivables, advances to and from related companies, trade and other payables, loans payable and current portion of long-term debt and other financial liabilities*
The carrying amount of cash and cash equivalents, receivables, advances to and from related companies, trade and other payables, loans payable and current portion of long-term debt and other financial liabilities approximate fair value due to the relatively short-term maturity of these financial instruments.

*AFS investments*
The fair values of the AFS investments are based on quoted market prices.

## 26. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities include:

a. Settlement of advances to related parties amounting ₱40.7 million in exchange for the Company's own shares in 2006.

b. Settlement of DBP loans and interest of ₱64.8 million and ₱17.8 million, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274.7 million and noncurrent marketable securities with a cost of ₱37.5 million in 2004;

c. Restructuring of interest on UCPB loans as principal of ₱11.2 million in 2004;

d. Payment of the PentaCapital Loan and interest in 2004 by a related party of ₱68.4 million and ₱1.2 million, respectively; and

e. Offsetting of accounts with related parties of ₱3.8 million in 2004.

SGV & Co

■SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

■Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

**INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES**

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited, in accordance with Philippine Standards on Auditing, the financial statements of The Philodrill Corporation included in this Form 17-A and have issued our report thereon dated April 26, 2007. Our report was modified because we were unable to perform sufficient additional procedures on the financial information of an associate audited by other auditors. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company's management. These schedules are presented for purposes of complying with the Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.

J. Carlitos G. Cruz
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-AR-1
Tax Identification No. 102-084-648
PTR No. 0266538, January 2, 2007, Makati City

April 26, 2007


APR 30 2007

# THE PHILODRILL CORPORATION



## MINUTES
## OF THE
## ANNUAL MEETING OF STOCKHOLDERS

Held on 26 July 2006, 3:00 p.m.
***at the Banahaw Ballroom, The Legend Villas***
***60 Pioneer Street, Mandaluyong City 1550***

| | | |
|---|---|---|
| Number of Shares Issued and Outstanding | : | 1,534,944,016 |
| Shares represented in person and by proxies | : | 1,025,501,996 |
| Percentage of Attendance | : | 67% |

## CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2006 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 14 April 2006 (the "Record Date").

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with the Company's By-Laws, notices containing the date, time, place and agenda of the Meeting were sent at least one (1) month prior to the date of the Meeting (by mail on 26 June 2006 and by personal delivery on 23 and 30 June 2006, both through a messengerial company) to each stockholder as of Record Date at the address of such stockholder appearing in the corporate registry. Notices of the Meeting were also published in the 19 and 22 July 2006 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

## CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that out of the Company's 1,534,944,016 issued and outstanding shares as of Record Date, there are present in person and/or represented by proxies 1,025,501,996 shares or 67% thereof. Thus, on the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

## READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Stockholders' Meeting held on 29 June 2005, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2005 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 29 June 2005 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

## REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Executive Vice President, Mr. Francisco A. Navarro, to present the Exploration Report.

### EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2005 Annual Report distributed to the stockholders.

**Service Contract 14 C-1 (Galoc)**

The Galoc Field development project, which is located adjacent to the Octon field of SC 6A, is under the operatorship of the Galoc Production Company (GPC) which, in turn, is composed of Vitol Services, Team Oil and Cape Energy.

In terms of field history, Philippine Cities Service drilled Galoc-1 in 1981 which flowed 1,830 barrels of oil per day (bopd). Two (2) confirmatory wells were subsequently drilled but flowed at slightly lower rates. Another well, South Galoc-1A flowed both oil and gas. In 1988, an Extended Production Test (EPT) was conducted on the field to obtain reservoir and flow data. 380,000 barrels of oil were produced during the EPT.

A table listing the project proponents was shown on the projection screen. The Company has a 6.397% interest in the project.

Under the Galoc Plan of Development (POD) approved by the DOE, the first development phase will involve the drilling and production of two (2) directional wells with a subsea tie-back to a floating production vessel. Crude production will then be processed and stored in a floating production unit. GPC estimates to recover about 6.8 million barrels from the first development phase in 24 months of production. GPC further believes that there are other areas in the field with additional production potential.

A map illustrating the preliminary field layout for the Galoc production field and the locations of the Galoc wells and FPSO was shown on the projection screen. Mr. Navarro noted that the proposed FPSO location is currently situated between the location of the

Galoc wells and the adjacent Octon wells because there is a possibility that both Galoc and Octon can be produced using the same FPSO to reduce development costs.

The next slide showed the Well Development Program which outlines the direction of the two (2) Galoc wells which will be drilled horizontally and will drain the lower part of the Galoc structure. The subsequent slides showed the Galoc Development Well Schematic and the Galoc Field Development Schematic.

In terms of timetable, GPC estimates to drill the first well by July 2007 with first oil to be produced by October 2007. Assuming an oil price of US$55/barrel and a production rate of 21,000 bopd, GPC estimates gross proceeds from the Galoc first development phase to reach US$372 million.

As of 25 July 2006, GPC has awarded the drilling rig, FPSO, tubulars and subsea trees contracts.

**Service Contract 6A (Octon)**

The consortium is now in the final stages of negotiations for the Vitol farm-in.
The Octon consortium has completed farm-in negotiations with Vitol and will sign the corresponding Farm-In Agreement within the year.

Vitol's initial farm-in plan is to develop Octon with Galoc and to drill 2 exploration wells in SC 6A outside of the Octon area to earn 70% interest and operatorship of the block. In a recent communication, they expressed their willingness to explore the northern half of the block by 2007 with or without achieving commerciality in Octon.

**Service Contract 6 (Cadlao)**

The Company resigned as operator of the Cadlao block effective 03 February 2006, as it considered it inappropriate to remain as operator despite being a non-voting, carried interest party in the block. Oriental Petroleum and Minerals (OPM), with 55.0563% participating interest, was eventually designated as the new operator.

**Service Contract 6B (Bonita)**

Negotiations between Forum Energy (formerly, Basic Petroleum) and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

**Service Contract No. 14 (Nido and Matinloc Production Blocks)**

The combined oil production from the Nido and Matinloc Fields totaled 208,438 barrels in 2005, an increase of about 50% from 2004 production. The increase in production was coupled with good oil prices and a reduction of operating costs. Fifteen (15) crude shipments were delivered to Pilipinas Shell in 2005.

However, 1st quarter 2006 production from the two fields decreased to 52,604 barrels from the 58,801 barrels produced during the preceding quarter and so far there have only been two (2) crude shipments to Pilipinas Shell during the first three months of 2006, involving a total combined volume of 54,847 barrels of Nido and Matinloc crude.

**Service Contract 14 C-2 (West Linapacan)**

In January 2006, the consortium received and is now considering the proposed farm-in terms of Nido Petroleum. Subsequently, in March 2006, Framework Capital Solutions expressed interest in investing in the re-development of the West Linapacan field. The consortium is now awaiting a formal proposal from Framework on the possible re-activation of the field.

**Service Contract No. 41 (Sulu Sea)**

Tap Oil of Australia has submitted a farm-in proposal under which it commits to do a 300-sq.km. 3D seismic survey with an option to drill one (1) well at its sole cost and expense. The consortium is currently considering Tap Oil's offer along with the other farm-in offers received from Mitra Energy, Pearl Resources and Burgundy.

**Service Contract No. 53 (Onshore Mindoro)**

On 22 February 2006, the DOE approved the Participation Agreement (PA) between the Company and Laxmi Organic Industries. Thus, the distribution of participating interests in the block is now 70% Laxmi, 22% Philodrill, 5% Anglo Philippine Holdings and 3% Basic Petroleum.

**SWAN BLOCK**

The DOE awarded SC 57 and SC 58 to Philippine National Oil Company–Exploration Corporation encompassing the area covered by the SWAN consortium's prior service contract application. The SWAN consortium is negotiating with PNOC-EC on the participation of the SWAN group in the SC 57 and SC 58 areas.

## B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2005 as compared to 2004, followed by a summary of the Company's interim operating results as of the end of June 2006. The details of the Company's audited financial statements are contained in the 2005 Annual Report which has been distributed to the stockholders.

Mr. Nazarea noted that around 80% of the contents of the Company's 2006 Annual Report is composed of the 2006 Audited Financial Statements because of the extensive notes and disclosures that the Company had to do in its financial statements in order to comply with new financial accounting and auditing standards that are now in effect.

Compared with the figures for year 2004, the financial highlights for the calendar year ended 31 December 2005 are as follows:

| | (Pesos in Millions) | |
|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 |
| FOR THE YEAR | | |
| Revenues from Petroleum Operations | 78.7 | 37.6 |
| Investment Income | 38.3 | 9.7 |
| Interest & Other Income | 16.5 | 13.0 |
| Net Income (Loss) | 2.7 | (308.3) |
| AS OF END OF YEAR | | |
| Total Assets | 2,293.0 | 2,210.9 |
| Total Liabilities | 496.9 | 446.2 |
| Net Worth | 1,796.1 | 1,764.7 |
| Authorized Capital | 1,550.0 | 1,550.0 |
| Issued & Subscribed Capital | 1,534.9 | 1,534.9 |

Based on the audited financial statements of the Company, the 2005 and 2004 comparative income statements are as follows:

| | (Pesos in Millions) | |
|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 |
| REVENUES | | |
| Petroleum operations | 78.7 | 37.6 |
| Equity in net earnings of associates – net | 38.3 | 9.7 |
| Interest, dividends & other income | 16.5 | 13.0 |
| Total Revenues | 133.5 | 60.3 |
| COSTS AND EXPENSES | | |
| Loss on Disposal of Shares of Stock | --- | 255.7 |
| Provision for Probable Losses on Deferred Oil Exploration Costs | 4.6 | 37.5 |
| Interest and financing charges | 48.6 | 32.0 |
| Depletion & other production costs | 53.8 | 28.1 |
| General & administrative | 23.0 | 14.9 |
| | 130.0 | 368.2 |
| INCOME (LOSS) BEFORE TAX | 3.5 | (307.9) |
| PROVISION FOR INCOME TAX | 0.8 | 0.4 |
| NET INCOME (LOSS) | 2.7 | (308.3) |

Revenues more than doubled in 2005 compared to 2004 on account of substantial increases in petroleum revenues (due to better oil prices and more efficient crude production) and equitized earnings of affiliates (due to the P800 million banner profit posted by EPHI in 2005).

Mr. Nazarea noted two (2) items in the 2004 Costs and Expenses that are no longer present in 2005 -- the P255.7 Million loss sustained by the Company on the disposal of its EPHI shares, and the P37.5 Million writedown relating to the deferred oil exploration costs of GSEC 75 whose term had already expired. Year-on-year, interest and financing charges increased by about P16 Million

In sum, the Company posted a net income of P2.7 Million in 2005 compared to a net loss of ₱308.3 Million in 2004.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2005 and 2004 are as follows:

| | (Pesos in Millions) | |
|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 |
| Current Assets | 77.1 | 22.2 |
| Investments – net | 1,014.0 | 956.3 |
| Property & Equipment – net | 296.7 | 296.5 |
| Deferred Oil Exploration & Development Costs – net | 805.2 | 798.1 |
| Other noncurrent assets | 100.0 | 137.8 |
| TOTAL ASSETS | 2,293.0 | 2,210.9 |
| Liabilities | 496.9 | 446.2 |
| Stockholders' Equity | 1,796.1 | 1,764.7 |
| Total Liabilities & Stockholders Equity | 2,293.0 | 2,210.9 |

Current Assets increased from P22.2 million in 2004 to P77.1 million in 2005 due to (a) the reclassification of a non-current asset (receivable) to current asset because the same was collected in 2005; and, (b) an increase in accounts receivable due to additional shipments made to Shell in 2005. Likewise, the Investments Account increased by about P58 million due to higher equitized earnings booked in 2005 coupled with a decrease in the valuation reserve of the Investments Account.

There is a P50 million increase in the Company's level of borrowings in 2005 due to the extension of a loan from an affiliate to enable the Company to free up its EPHI shares which were pledged to RCBC as security for a loan. Likewise, there is an increase of about P31 million in stockholders' equity due to decrease in valuation reserves of the Investment Account and the net income posted by the Company in 2005.

The interim financial results of the Company as of the end of June 2006 were then presented to give an updated picture of the Company's operating results for the first six (6) months of 2006.

| | Unaudited June 30, 2006 |
|---|---|
| REVENUES | |
| Petroleum Operations | 67.0 |
| Equity in net earnings of associates – net | 2.1 |
| Interest, dividends & other income | 26.2 |
| Total Revenues | 95.3 |
| COSTS AND EXPENSES | |
| Depletion & other production costs | 45.2 |
| Interest and financing charges | 8.1 |
| General & administrative | 11.0 |
| Loss on Sale of Investment | 107.6 |
| Total Costs & Expenses | 171.9 |
| NET LOSS | 76.6 |

For the first half of 2006, revenues stand at P95.3 million consisting of P67 million in petroleum revenues, P2.1 million in equitized earnings of affiliate and P26.2 million in interest and other income. Mr. Nazarea noted that the increase in petroleum revenues is due to the comparatively higher crude price of $56.75/barrel. The drop in equitized earning is a result of the Company ceasing to equitize its EPHI investment as it is now in the process of selling the same.

On the expense side, depletion and other production costs stand at P45.2 million, while interest and financing charges have gone down substantially to P8.1 million due to a significant reduction in borrowings. The last item is a loss booked on the Company's sale of 107 million shares of EPHI at P1.00/share, as against their carrying cost of P2.00/share. Mr. Nazarea noted that while the transaction price was pegged at P1.00/share, the effective price to the Company is actually more than this because the buyer/lender also condoned at the same time a significant amount of accrued interest charges on the advances it had previously made to the Company which the Company, in turn, used to pay off a substantial portion of its loans. The effective price to the Company of the EPHI shares sold is actually P1.23/share compared to the then prevailing market price of EPHI shares of about P0.75/share.

**THE PHILODRILL CORPORATION**

**MINUTES**
**OF THE**
**ANNUAL MEETING OF STOCKHOLDERS**

Held on 26 July 2006, 3:00 p.m.
***at the Banahaw Ballroom, The Legend Villas***
***60 Pioneer Street, Mandaluyong City 1550***

| | | |
|---|---|---|
| Number of Shares Issued and Outstanding | : | 1,534,944,016 |
| Shares represented in person and by proxies | : | 1,025,501,996 |
| Percentage of Attendance | : | 67% |

## CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2006 Annual Stockholders' Meeting (the "Meeting") and called the meeting to order at 3:00 p.m. He requested the Secretary for proof that the required notices for the present Meeting were duly sent to all stockholders of record as of 14 April 2006 (the "Record Date").

For the purpose of providing proof that required notices for the Meeting were duly sent to stockholders, the Secretary has executed an Affidavit stating that in accordance with the Company's By-Laws, notices containing the date, time, place and agenda of the Meeting were sent at least one (1) month prior to the date of the Meeting (by mail on 26 June 2006 and by personal delivery on 23 and 30 June 2006, both through a messengerial company) to each stockholder as of Record Date at the address of such stockholder appearing in the corporate registry. Notices of the Meeting were also published in the 19 and 22 July 2006 issues of Manila Bulletin, a newspaper of general circulation, specifying the date, time, place and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose and the Sworn Statement of the undersigned authorizing such publication by the Manila Bulletin are attached to the Secretary's Affidavit. The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.

## CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that out of the Company's 1,534,944,016 issued and outstanding shares as of Record Date, there are present in person and/or represented by proxies 1,025,501,996 shares or 67% thereof. Thus, on the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

## READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Stockholders' Meeting held on 29 June 2005, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2005 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 29 June 2005 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

## REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Executive Vice President, Mr. Francisco A. Navarro, to present the Exploration Report.

### EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2005 Annual Report distributed to the stockholders.

**Service Contract 14 C-1 (Galoc)**

The Galoc Field development project, which is located adjacent to the Octon field of SC 6A, is under the operatorship of the Galoc Production Company (GPC) which, in turn, is composed of Vitol Services, Team Oil and Cape Energy.

In terms of field history, Philippine Cities Service drilled Galoc-1 in 1981 which flowed 1,830 barrels of oil per day (bopd). Two (2) confirmatory wells were subsequently drilled but flowed at slightly lower rates. Another well, South Galoc-1A flowed both oil and gas. In 1988, an Extended Production Test (EPT) was conducted on the field to obtain reservoir and flow data. 380,000 barrels of oil were produced during the EPT.

A table listing the project proponents was shown on the projection screen. The Company has a 6.397% interest in the project.

Under the Galoc Plan of Development (POD) approved by the DOE, the first development phase will involve the drilling and production of two (2) directional wells with a subsea tie-back to a floating production vessel. Crude production will then be processed and stored in a floating production unit. GPC estimates to recover about 6.8 million barrels from the first development phase in 24 months of production. GPC further believes that there are other areas in the field with additional production potential.

A map illustrating the preliminary field layout for the Galoc production field and the locations of the Galoc wells and FPSO was shown on the projection screen. Mr. Navarro noted that the proposed FPSO location is currently situated between the location of the

Galoc wells and the adjacent Octon wells because there is a possibility that both Galoc and Octon can be produced using the same FPSO to reduce development costs.

The next slide showed the Well Development Program which outlines the direction of the two (2) Galoc wells which will be drilled horizontally and will drain the lower part of the Galoc structure. The subsequent slides showed the Galoc Development Well Schematic and the Galoc Field Development Schematic.

In terms of timetable, GPC estimates to drill the first well by July 2007 with first oil to be produced by October 2007. Assuming an oil price of US$55/barrel and a production rate of 21,000 bopd, GPC estimates gross proceeds from the Galoc first development phase to reach US$372 million.

As of 25 July 2006, GPC has awarded the drilling rig, FPSO, tubulars and subsea trees contracts.

**Service Contract 6A (Octon)**

The consortium is now in the final stages of negotiations for the Vitol farm-in.
The Octon consortium has completed farm-in negotiations with Vitol and will sign the corresponding Farm-In Agreement within the year.

Vitol's initial farm-in plan is to develop Octon with Galoc and to drill 2 exploration wells in SC 6A outside of the Octon area to earn 70% interest and operatorship of the block. In a recent communication, they expressed their willingness to explore the northern half of the block by 2007 with or without achieving commerciality in Octon.

**Service Contract 6 (Cadlao)**

The Company resigned as operator of the Cadlao block effective 03 February 2006, as it considered it inappropriate to remain as operator despite being a non-voting, carried interest party in the block. Oriental Petroleum and Minerals (OPM), with 55.0563% participating interest, was eventually designated as the new operator.

**Service Contract 6B (Bonita)**

Negotiations between Forum Energy (formerly, Basic Petroleum) and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

**Service Contract No. 14 (Nido and Matinloc Production Blocks)**

The combined oil production from the Nido and Matinloc Fields totaled 208,438 barrels in 2005, an increase of about 50% from 2004 production. The increase in production was coupled with good oil prices and a reduction of operating costs. Fifteen (15) crude shipments were delivered to Pilipinas Shell in 2005.

However, 1st quarter 2006 production from the two fields decreased to 52,604 barrels from the 58,801 barrels produced during the preceding quarter and so far there have only been two (2) crude shipments to Pilipinas Shell during the first three months of 2006, involving a total combined volume of 54,847 barrels of Nido and Matinloc crude.

**Service Contract 14 C-2 (West Linapacan)**

In January 2006, the consortium received and is now considering the proposed farm-in terms of Nido Petroleum. Subsequently, in March 2006, Framework Capital Solutions expressed interest in investing in the re-development of the West Linapacan field. The consortium is now awaiting a formal proposal from Framework on the possible re-activation of the field.

**Service Contract No. 41 (Sulu Sea)**

Tap Oil of Australia has submitted a farm-in proposal under which it commits to do a 300-sq.km. 3D seismic survey with an option to drill one (1) well at its sole cost and expense. The consortium is currently considering Tap Oil's offer along with the other farm-in offers received from Mitra Energy, Pearl Resources and Burgundy.

**Service Contract No. 53 (Onshore Mindoro)**

On 22 February 2006, the DOE approved the Participation Agreement (PA) between the Company and Laxmi Organic Industries. Thus, the distribution of participating interests in the block is now 70% Laxmi, 22% Philodrill, 5% Anglo Philippine Holdings and 3% Basic Petroleum.

**SWAN BLOCK**

The DOE awarded SC 57 and SC 58 to Philippine National Oil Company–Exploration Corporation encompassing the area covered by the SWAN consortium's prior service contract application. The SWAN consortium is negotiating with PNOC-EC on the participation of the SWAN group in the SC 57 and SC 58 areas.

## B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance in 2005 as compared to 2004, followed by a summary of the Company's interim operating results as of the end of June 2006. The details of the Company's audited financial statements are contained in the 2005 Annual Report which has been distributed to the stockholders.

Mr. Nazarea noted that around 80% of the contents of the Company's 2006 Annual Report is composed of the 2006 Audited Financial Statements because of the extensive notes and disclosures that the Company had to do in its financial statements in order to comply with new financial accounting and auditing standards that are now in effect.

Compared with the figures for year 2004, the financial highlights for the calendar year ended 31 December 2005 are as follows:

| | (Pesos in Millions) | |
|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 |
| FOR THE YEAR | | |
| Revenues from Petroleum Operations | 78.7 | 37.6 |
| Investment Income | 38.3 | 9.7 |
| Interest & Other Income | 16.5 | 13.0 |
| Net Income (Loss) | 2.7 | (308.3) |
| AS OF END OF YEAR | | |
| Total Assets | 2,293.0 | 2,210.9 |
| Total Liabilities | 496.9 | 446.2 |
| Net Worth | 1,796.1 | 1,764.7 |
| Authorized Capital | 1,550.0 | 1,550.0 |
| Issued & Subscribed Capital | 1,534.9 | 1,534.9 |

Based on the audited financial statements of the Company, the 2005 and 2004 comparative income statements are as follows:

| | (Pesos in Millions) | |
|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 |
| REVENUES | | |
| Petroleum operations | 78.7 | 37.6 |
| Equity in net earnings of associates – net | 38.3 | 9.7 |
| Interest, dividends & other income | 16.5 | 13.0 |
| Total Revenues | 133.5 | 60.3 |
| COSTS AND EXPENSES | | |
| Loss on Disposal of Shares of Stock | --- | 255.7 |
| Provision for Probable Losses on Deferred Oil Exploration Costs | 4.6 | 37.5 |
| Interest and financing charges | 48.6 | 32.0 |
| Depletion & other production costs | 53.8 | 28.1 |
| General & administrative | 23.0 | 14.9 |
| | 130.0 | 368.2 |
| INCOME (LOSS) BEFORE TAX | 3.5 | (307.9) |
| PROVISION FOR INCOME TAX | 0.8 | 0.4 |
| NET INCOME (LOSS) | 2.7 | (308.3) |

Revenues more than doubled in 2005 compared to 2004 on account of substantial increases in petroleum revenues (due to better oil prices and more efficient crude production) and equitized earnings of affiliates (due to the P800 million banner profit posted by EPHI in 2005).

Mr. Nazarea noted two (2) items in the 2004 Costs and Expenses that are no longer present in 2005 -- the P255.7 Million loss sustained by the Company on the disposal of its EPHI shares, and the P37.5 Million writedown relating to the deferred oil exploration costs of GSEC 75 whose term had already expired. Year-on-year, interest and financing charges increased by about P16 Million

In sum, the Company posted a net income of P2.7 Million in 2005 compared to a net loss of ₱308.3 Million in 2004.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2005 and 2004 are as follows:

| | (Pesos in Millions) | |
|---|---|---|
| | Dec. 31, 2005 | Dec. 31, 2004 |
| Current Assets | 77.1 | 22.2 |
| Investments – net | 1,014.0 | 956.3 |
| Property & Equipment – net | 296.7 | 296.5 |
| Deferred Oil Exploration & Development Costs – net | 805.2 | 798.1 |
| Other noncurrent assets | 100.0 | 137.8 |
| TOTAL ASSETS | 2,293.0 | 2,210.9 |
| Liabilities | 496.9 | 446.2 |
| Stockholders' Equity | 1,796.1 | 1,764.7 |
| Total Liabilities & Stockholders Equity | 2,293.0 | 2,210.9 |

Current Assets increased from P22.2 million in 2004 to P77.1 million in 2005 due to (a) the reclassification of a non-current asset (receivable) to current asset because the same was collected in 2005; and, (b) an increase in accounts receivable due to additional shipments made to Shell in 2005. Likewise, the Investments Account increased by about P58 million due to higher equitized earnings booked in 2005 coupled with a decrease in the valuation reserve of the Investments Account.

There is a P50 million increase in the Company's level of borrowings in 2005 due to the extension of a loan from an affiliate to enable the Company to free up its EPHI shares which were pledged to RCBC as security for a loan. Likewise, there is an increase of about P31 million in stockholders' equity due to decrease in valuation reserves of the Investment Account and the net income posted by the Company in 2005.

The interim financial results of the Company as of the end of June 2006 were then presented to give an updated picture of the Company's operating results for the first six (6) months of 2006.

| | Unaudited<br>June 30, 2006 |
|---|---|
| REVENUES | |
| Petroleum Operations | 67.0 |
| Equity in net earnings of associates – net | 2.1 |
| Interest, dividends & other income | 26.2 |
| Total Revenues | 95.3 |
| COSTS AND EXPENSES | |
| Depletion & other production costs | 45.2 |
| Interest and financing charges | 8.1 |
| General & administrative | 11.0 |
| Loss on Sale of Investment | 107.6 |
| Total Costs & Expenses | 171.9 |
| NET LOSS | 76.6 |

For the first half of 2006, revenues stand at P95.3 million consisting of P67 million in petroleum revenues, P2.1 million in equitized earnings of affiliate and P26.2 million in interest and other income. Mr. Nazarea noted that the increase in petroleum revenues is due to the comparatively higher crude price of $56.75/barrel. The drop in equitized earning is a result of the Company ceasing to equitize its EPHI investment as it is now in the process of selling the same.

On the expense side, depletion and other production costs stand at P45.2 million, while interest and financing charges have gone down substantially to P8.1 million due to a significant reduction in borrowings. The last item is a loss booked on the Company's sale of 107 million shares of EPHI at P1.00/share, as against their carrying cost of P2.00/share. Mr. Nazarea noted that while the transaction price was pegged at P1.00/share, the effective price to the Company is actually more than this because the buyer/lender also condoned at the same time a significant amount of accrued interest charges on the advances it had previously made to the Company which the Company, in turn, used to pay off a substantial portion of its loans. The effective price to the Company of the EPHI shares sold is actually P1.23/share compared to the then prevailing market price of EPHI shares of about P0.75/share.

Thus, for the first 6 months of the year, the Company sustained a net loss of P76.6 million.

The balance sheet for the first semester of 2006 is as follows:

| | June 30, 2006 |
|---|---|
| Current Assets | 45.9 |
| Investments – net | 535.1 |
| Property & Equipment - net | 278.2 |
| Deferred oil exploration & development costs – net | 797.8 |
| Other noncurrent assets | 96.7 |
| TOTAL ASSETS | 1,753.7 |
| Liabilities | 340.9 |
| Stockholders' Equity | 1,412.8 |
| TOTAL LIABILITIES and STOCKHOLDERS' EQUITY | 1,753.7 |

The Company's Total Assets stand at P1.75 billion. Current Assets declined to P45.9 million from P77.1 million at the beginning of the year due to collection of certain receivables. The investments account also decreased to P535 million due to the sale of a portion of the EPHI investment. Liabilities decreased to P341 million from almost P500 million at the beginning of 2006. Mr. Nazarea noted that the Company's liabilities will go down further to about P130 million when the Company completes its second sale of the remaining EPHI shares this month. At the same time, the reduced liabilities will correspondingly reduce interest expense for the remainder of 2006 up to 2007. The Company should hopefully be debt-free by 2008. With the projected revenues from the Galoc project, the Company expects substantially better profitability in 2008.

At this point, the Chairman opened the floor to any questions that the stockholders may have regarding the Management Report presented by Messrs. Navarro and Nazarea.

There being no further questions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2005, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;
>
> "**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolutions approved.

## NEW BUSINESS

The Chairman announced that the next item in the agenda is the amendment of the Company's Articles of Incorporation and By-Laws.

**Amendment of Articles of Incorporation**

To enhance the tradeability of the Company's shares of stock, it was proposed to change the par value of the Company's shares of stock from P1.00/share to P0.01/share and to declassify the Company's A and B shares into common shares.

After deliberation and discussion, upon motion duly made and seconded, stockholders representing 67% of the Company's issued and outstanding capital stock passed and approved the following resolution:

> "**RESOLVED**, as it is hereby resolved, to authorize the change in the par value of the Company's shares of stock from One Peso (P1.00) per share to One Centavo (P0.01) per share and to declassify the Company's Class A and Class B shares into shares of the same class and, accordingly, to amend Article SEVENTH of the Company's Articles of Incorporation to read in its entirety, as follows:
>
>> *"SEVENTH. That the capital stock of said corporation is One Billion Five Hundred Fifty Million (P1,550,000,000.00), Philippine currency, and said capital stock is divided into **One Hundred Fifty Five Billion (155,000,000,000) common shares** with par value of One Centavo (P0.01), Philippine currency, each share.*
>>
>> [DELETED]
>>
>> *"That no holder of the capital stock, whether said stock is now or hereafter authorized, shall have any right, as such stockholder, to purchase or subscribe to any additional shares of the capital stock, whether such shares of capital stock are now or hereafter authorized by the corporation, if the issue of the said additional stock shall be used exclusively for the benefit of the corporation as determined by resolution of the Board of Directors."*

**Amendment of By-Laws**

Securities Regulation Code (SRC) Rule 38(8)(F), implementing Sec. 38 of the SRC, requires covered companies to amend their by-laws in accordance with the provisions of said SRC Rule 38 on the Requirements for Nomination and Election of Independent Directors. In compliance therewith, it was proposed to amend Article II of the Company's By-Laws by adding a new Section 9 to embody the provisions of SRC Rule 38 on the nomination and election of independent directors.

After deliberation and discussion, upon motion duly made and seconded, stockholders representing 67% of the Company's issued and outstanding capital stock passed and approved the following resolution:

> "**RESOLVED**, as it is hereby resolved, to authorize the adoption and incorporation of the provisions of SRC Rule 38 on the nomination and election of independent directors into the Company's By-Laws and,

accordingly, to amend Article II of the Company's By-Laws by adding a new Section 9 to read in its entirety, as follows:

*"**SECTION 9 – INDEPENDENT DIRECTORS**. The Company shall have two (2) independent directors or at least 20% of its board size, at any one time, whichever is lesser.*

*"9.1 <u>Qualifications and Disqualifications</u>. An independent director shall have the following qualifications and disqualifications:*

*"(a) Apart from his fees and shareholdings, he is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the Company;*

*"(b) He shall own in his name at least one (1) share of stock of the Company;*

*"(c) He shall be at least twenty one (21) years old;*

*"(d) He shall be at least a college graduate or he shall have been engaged or exposed to the business of the Company for at least five (5) years;*

*"(e) He shall possess integrity and probity;*

*"(f) He shall be assiduous;*

*"(g) He is not a director or officer of the Company or of its related companies or any of its substantial shareholders (other than as an independent director of any of the foregoing);*

*"(h) He does not own more than two percent (2%) of the shares of the Company or of its related companies or any of its substantial shareholders;*

*"(i) He is not related to any director, officer or substantial shareholder of the Company, any of its related companies or any of its substantial shareholders. For this purpose, relatives include spouse, parent, child, brother, sister, and the spouse of such child, brother or sister;*

*"(j) He is not acting as a nominee or representative of a director or substantial shareholder of the Company, and/or any of its related companies, and/or any of its substantial shareholders, pursuant to a Deed of Trust or any contract or arrangement;*

*"(k) He has not been employed in any executive capacity by the Company, any of its related companies, and/or by any of its substantial shareholders within the last five (5) years;*

*"(l) He is not retained, either personally or through his firm or any similar entity, as professional adviser by the Company, any of its related companies, and/or any of its substantial shareholders within the last five (5) years;*

*"(m) He has not engaged and does not engage in any transaction with the Company and/or with any of its related companies and/or with any of its substantial shareholders, whether by himself and/or with other persons and/or through a firm of which he is a partner and/or a company of which he is a director or substantial shareholder, other than transactions which are conducted at arms length and are immaterial;*

*"(n) He has not been convicted by final judgment by a competent judicial or administrative body of: (i) any crime involving the purchase or sale of securities (e.g., proprietary or non-proprietary membership certificates, commodity futures contract, interests in a common trust fund, pre-need plans, pension plans, or life plans); (ii) any crime arising out of the person's conduct as an underwriter, broker, dealer, investment company, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, floor broker; and (iii) any crime arising out of his relationship with a bank, quasi-bank, trust company, investment house or as an affiliated person of any of them;*

*"(o) He has not been, by reason of any misconduct, after hearing or trial, permanently or temporarily enjoined by order, judgment or decree of the Securities and Exchange Commission ("SEC") or any court or other administrative body of competent jurisdiction from: (i) acting as an underwriter, broker, dealer, investment adviser, principal distributor, mutual fund dealer, futures commission merchant, commodity trading advisor, or a floor broker; (ii) acting as a director or officer of a bank, quasi-bank, trust company, investment house, investment company or an affiliated person of any of them; (iii) engaging in or continuing any conduct or practice in connection with any such activity or willfully violating laws governing securities and banking activities. These disqualifications shall also apply when he is currently subject to an effective order of the SEC or any court or other administrative body refusing, revoking or suspending any registration, license or permit issued under the Corporation Code, Securities Regulation Code ("SRC"), or any other law administered by the Commission or Bangko Sentral ng Pilipinas ("BSP"), or under any rule or regulation promulgated by the SEC or BSP, or otherwise restrained to engage in any activity involving securities and banking, or when he is currently subject to an effective order of a self-regulatory organization suspending or expelling him from membership or participation or from associating with a member or participant of the organization;*

*"(p) He has not been finally convicted judicially or administratively of an offense involving moral turpitude, fraud, embezzlement, theft, estafa, counterfeiting, misappropriation, forgery, bribery, false oath, perjury or other fraudulent acts or transgressions;*

*"(q) He has not been found by the SEC or a court or other administrative body to have willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the SRC, the Corporation Code, or any other law administered by the SEC or BSP, or any rule, regulation or order of the SEC or BSP, or who has filed a materially false or*

*misleading application, report or registration statement required by the SEC, or any rule, regulation or order of the SEC;*

"(r) *He has not been judicially declared to be insolvent;*

"(s) *He has not been finally found guilty by a foreign court or equivalent financial regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct listed in Sec. 9.1, paragraphs (n) to (r) hereof;*

"(t) *He is not an affiliated person who is ineligible, by reason of Sec. 9.1, paragraphs (n) to (r) hereof, to serve or act in the capacities listed in those paragraphs;*

"(u) *He has not been convicted by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the SRC, committed within five (5) years prior to the date of his election or appointment;*

"9.2. *Disqualification of Incumbent. An independent director may be disqualified during his tenure under the following instances or causes:*

"(a) *He becomes an officer or employee of the Company, or becomes any of the persons enumerated under Sec. 9.1, paragraphs (n) to (r) hereof;*

"(b) *His beneficial security ownership in the Company exceeds two Percent (2%);*

"(c) *He fails, without any justifiable cause, to attend at least 50% of the total number of Board meetings during his incumbency;*

"(d) *Such other disqualifications as the Company's Manual on Corporate Governance provide.*

"9.3. *Nomination of Independent Directors.*

"(a) *The Nomination Committee of the Company shall promulgate the guidelines or criteria to govern the conduct of the nomination of independent directors which shall be properly disclosed in the Company's Information Statement or such other reports required to be submitted to the Commission.*

"(b) *Nomination of independent directors shall be conducted by the Nomination Committee prior to a stockholders' meeting. All nominations shall be signed by the nominating stockholders together with the acceptance and conformity by the would-be nominees.*

"(c) *The Nomination Committee shall pre-screen the qualifications and prepare a final list of candidates and put in place screening policies and parameters to enable it to effectively review the qualifications of the nominees for independent directors.*

"(d) *After the nomination, the Committee shall prepare a Final List of Candidates which shall contain all the information about all the nominees for independent directors, as required under Part IV(A)* *and (C) of Annex "C" of SRC Rule 12, which list, shall be made available to the SEC and to all stockholders through the filing and distribution of the Information Statement, in accordance with SRC Rule 17.1(b) or SRC Rule 20, respectively, or in such other reports as the Company is required to submit to the SEC. The name of the person or group of persons who recommended the nomination of the independent director shall be identified in such report including any relationship with the nominee.*

"(e) *Only nominees whose names appear on the Final List of Candidates shall be eligible for election as Independent Directors. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders' meeting.*

"9.4. *<u>Election of Independent Directors.</u>*

"(a) *Subject to pertinent existing laws, rules and regulations of the SEC, the conduct of the election of independent directors shall be made in accordance with the standard election procedures of the Company under its by-laws.*

"(b) *It shall be the responsibility of the Chairman of the stockholders' meeting to inform all stockholders in attendance of the mandatory requirement of electing independent directors. He shall ensure that independent directors are elected during the stockholders' meeting.*

"(c) *Specific slot/s for independent directors shall not be filled-up by unqualified nominees.*

"(d) *In case of failure of election for independent directors, the Chairman of the stockholders' meeting shall call a separate election during the same meeting to fill up the vacancy.*

"9.5. *<u>Cessation of Independent Directorship</u>*

*"In case of resignation, disqualification or cessation of independent directorship, and only after notice has been made with the SEC within five (5) days from such resignation, disqualification or cessation, the vacancy shall be filled by the vote of at least a majority of the remaining directors, if still constituting a quorum, upon the nomination of the Nomination Committee; otherwise, said vacancies shall be filled by the stockholders in a regular or special meeting called for that purpose. An independent director so elected to fill a vacancy shall serve only for the unexpired term of his predecessor in office."*

## APPOINTMENT OF EXTERNAL AUDITOR

The next item for consideration is the appointment of external auditor for the Company for the calendar year 2006. The Chairman inquired if there are nominees for appointment as external auditor of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Co. for appointment as the Company's external auditor for the calendar year ending 31 December 2006. The nomination was duly seconded.

There being no other nominees, the nomination was, upon motion duly made and seconded, closed. The Chairman declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2006.

## ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company, to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2007:

1. ALFREDO C. RAMOS
2. WALTER W. BROWN
3. ADRIAN S. RAMOS
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. FRANCISCO A. NAVARRO
7. NICASIO I. ALCANTARA
8. HONORIO A. POBLADOR III
9. CHRISTOPHER M. GOTANCO

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

## ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting. There being no further matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 4:15 p.m.

Certified Correct:

**ADRIAN S. ARIAS**
Secretary of the Meeting

Attest:

**ALFREDO C. RAMOS**
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES )
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this 23 day of MAY 2007 2007 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

| Name | Community Tax Certificate No. | Date/Place Issued |
|---|---|---|
| ALFREDO C. RAMOS | 10428061 | 01/02/07-Manila |
| ADRIAN S. ARIAS | 05823928 | 01/04/07-Mandaluyong City |

Doc. No. 683;
Page No. 33;
Book No. II;
Series of 2007.

CARMEN-ROSE A. BASALLO-ESTANDARDO
Notary Public for Mandaluyong City
Commission No. 259 Until 31 Dec 2007
Roll of Attorneys No. [illegible]
PTR No. 1195843/[illegible] Mandaluyong City
IBP No. 700550/1/05/07 [illegible]
9/F Quad Alpha Centrum, 125 Pioneer St.
Mandaluyong City

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 18 - A***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310



**SEC REG. NO. 38683**

08 September 2006

**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been movement during the month of **AUGUST, 2006** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of **ALAKOR SECURITIES CORPORATION,** as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.: Philippine Stock Exchange*
*Fidelity Stock Transfers, Inc.*
*File*



Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane St., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97

JCS/DGM-06-357

September 04, 2006

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of August 2006 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on September 01, 2006 that **Alakor Securities Corporation** a PCD participants had a total of 87,021,172 equivalent to 5.669% of the total issued and outstanding shares of **The Philodrill Corporation** as of August 31, 2006.

Please request **Alakor Securities Corp.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 September 2006. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of August 31, 2006 for submission every 10th of the month as required by **Philippine Stock Exchange** pursuant to Section 7, Article XIX of the Listings & Disclosure Rules.

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

Encl: a/s

SEC Number 000966
File Number ____

ALAKOR SECURITIES CORPORATION

(Company's Full Name)

5/F QUAD ALPHA CENTRUM,
125 PIONEER ST., MANDALUYONG CITY

(Company's Address)

631-8173 / 637-4496

(Telephone Number)

DECEMBER 31, 2006

(Fiscal Year Ending)
(month & day)

18-A

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)


CENTRAL RECEIVING
UNIT
Received by:

**SECURITIES AND EXCHANGE COMMISSION**

**SEC FORM 18-A** '06 SEP 26 P2:15

**REPORT BY OWNER OF MORE THAN FIVE PERCENT**

Check the appropriate box:

Initial Filing

Amendment

Item/s amended by the Filing ........................................

1. Exact Name of Registrant as Specified in its Charter ALAKOR SECURITIES CORP.

a. 5F QUAD ALPHA CENTRUM, 125 PIONEER ST., MAND. 1550
Address of Principal Offices Postal Code

b. SEC Identification Number 000966 c. (SEC Use Only)
Industry Classification Code

d. BIR Tax Identification Number 003-461-151

2. VICTOR V. BENAVIDEZ
Name of Reporting Person

a. 5F QUAD ALPHA CENTRUM, 125 PIONEER ST., MAND. CITY 1550
Address of Reporting Person Postal Code

b. 637-44-96 / 631-81-73
Telephone Number of Reporting Person

c. FILIPINO
Citizenship or Place of Organization of Reporting Person

........................................................................................

Name, Address and Telephone Number of person authorized to receive notices and communications if reporting person is a partnership, corporation or other legal entity

**Item 1. Security and Issuer**

State the title of the class of equity securities to which this Form relates and the name and address of the principal executive offices of the issuer of such securities. The Philodrill Corp. 8&9/F Quad Alpha Centrum, 125 Pioneer St., Mand. City, Common shares Class A & B.

**Item 2. Identity and Background**

If the person filing this Form or any person enumerated in subparagraph (d)(1) of the General Instructions to this Form is a corporation, partnership, syndicate or other group of persons, state its name, the province, country or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in (d)(1) of the General Instructions is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name: ALAKOR SECURITIES CORPORATION

(b) Residence or business address: 5/F Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City

(a) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Stockbrokerage - trading participant of the Phil. Stock Exchange.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case: N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, domestic or foreign, and as a result of such proceeding was or is subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities, commodities or banking; and N/A

(f) Citizenship. FILIPINO

**Item 3. Purpose of Transaction**

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in: Lodged to PCD for the account of clients.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; N/A

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries: N/A

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; N/A

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board: N/A

(e) Any material change in the present capitalization or dividend policy of the issuer: N/A

(f) Any other material change in the issuer's business or corporate structure: N/A

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person: N/A

(h) Causing a class of securities of the issuer to be delisted from a securities exchange: N/A

(i) Any action similar to any of those enumerated above. N/A

**Item 4. Interest In Securities of the Issuer**

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned (identifying those shares which there is a right to acquire within thirty (30) days from the date of this report) by each person named in Item 2. The abovementioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group. Class A&B 87,021,172-5.669%

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared. N/A

(c) Describe any transaction in the class of securities reported on that were effected during the past sixty (60) days by the persons named in response to paragraph (a). The description shall include, but not necessarily be limited to: (1) the identity of the person who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where or how the transaction was effected. N/A

**(d)** If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities, a statement to that effect should be included in response to this Item and, if such interest relates to more than five (5%) percent of the class, such person should be identified. N/A

**(e)** If the filing is an amendment reflecting the fact that the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, state the date on which such beneficial ownership was reduced. N/A

**Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer**

Describe any contract, arrangement, understanding or relationship among the person named in Item 2 and between such persons and any person with respect to any securities of the issue, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

**Item 6. Material to be Filed as Exhibits**

Copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: Attached transfer Agent report.

(a) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 3; and N/A

(b) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against losses or the giving or withholding of any proxy as disclosed in Item 5. N/A

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Report is true, complete and accurate. This report is signed in the City of ............................................................ on ............................ 20.........

By: ...................................... (Signature)
VICTOR V. BENAVIDEZ
General Manager
(Name/Title)

The original report shall be signed by each person on whose behalf the report is filed or his authorized representative. If the report is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the report. The name and title of each person who signs the report shall be typed or printed beneath his signature.

SEP 26 2006

**SUBSCRIBED AND SWORN** to before me this ................ day of ........................... 20....... affiant(s) exhibiting to me his/their Residence Certificates, as follows:

| NAMES | RES. CERT. NO. | DATE OF ISSUE | PLACE OF ISSUE |
| --- | --- | --- | --- |
| VICTOR V. BENAVIDEZ | 12761160 | 02-01-2006 | QUEZON CITY |

Notary Public
ATTY DELFIN R. AGCAOILI, JR
NOTARY PUBLIC
PTR NO.7115505
IBP NO.645214
DATE ISSUED JAN 2, 2006
ISSUED AT QUEZON CITY
VALID UNTIL DEC. 31, 2006
TIN NO. 144-5[illegible]-666

DOC. NO: 23
PAGE NO: 9
BOOK NO: [illegible]
SERIES OF: [illegible]

SEC Number 38683
File Number ____

## *THE PHILODRILL CORPORATION*
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 23 – B***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

# FORM 23-A

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines



## INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person
SALES, ALESSANDRO O.
(Last) (First) (Middle)
125 Pioneer
(Street)
Mandaluyong 1550
(City) (Province) (Postal Code)

2. Date of Event Requiring Statement (Month/Day/Year)
Jan. 31, 2007

3. Tax Identification Number
106-208-128

4. Citizenship
Filipino

5. Issuer Name and Trading Symbol
The Philodrill Corporation

6. Relationship of Reporting Person to Issuer (Check all applicable)
___ Director ___ 10% Owner
_X_ Officer (give title below) ___ Other (specify below)
VP-Exploration

7. If Amendment, Date of Original (Month/Day/Year)

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Amount of Securities Beneficially Owned % | Number | 3. Ownership Form: Direct (D) or Indirect (I) * | 4. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|
| common | | 5,000,000 | (D) | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

If the reporting person previously owned 5% or more but less than 10%, provide the disclosure requirements set forth on page 3 of this Form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-A (continued) Table II - Derivative Securities Beneficially Owned (e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Date Exercisable and Expiration Date (Month/Day/Year) | | 3. Title and Amount of Equity Securities Underlying the Derivative Security | | 4. Conversion or Exercise Price of Derivative Security | 5. Ownership Form of Derivative Security Direct (D) or Indirect (I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|
| | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

Explanation of Responses:

ALESSANDRO O. SALES - January 31, 2007

(Print or Type Responses)

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 23 – B***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

07/07/07

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

**FORM 23-B**

# STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code



☐ Check box if no longer subject to filing requirement

| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| NAVARRO, FRANCISCO A. (Last) (First) (Middle) | The Philodrill Corporation | | X Director ___ 10% Owner |
| 125 Pioneer (Street) | 3. Tax Identification Number: 100-717-285 | 5. Statement for Month/Year: January 31, 2007 | ___ Officer (give title below) ___ Other (specify below) |
| Mandaluyong 1550 (City) (Province) (Postal Code) | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (MonthYear) | |

Table 1. Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 3. Securities Acquired (A) or Disposed of (D) | | | 4. Amount of Securities Beneficially Owned at end of Month | 5. Percentage % Held | 6. Ownership Form: Direct (D) or Indirect (I) * | 7. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | | | | |
| common | 01/31/07 | ₱10,000,000 | (A) | ₱0.012 | 10,745,600 | | (D) | |

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) * | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |

Explanation of Responses:

FRANCISCO A. NAVARRO
Signature of Reporting Person

01/31/07
Date

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.

OFFICE FILE

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 23 - B***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

1/4/09

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

**SEC REG. NO. 38683**

20 December 2006

**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been movement during the month of **DECEMBER, 2006** in the direct or indirect beneficial ownership of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of **PHILEX MINING CORPORATION,** as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.:* ***Philippine Stock Exchange***
***Fidelity Stock Transfers, Inc.***
***File***

**FORM 23-B**

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code



| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| PHILEX MINING CORPORATION (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | ___ Director ___ 10% Owner ___ Officer (give title below) ___ Other (specify below) stockholder owning 5% or more |
| Philex Bldg. No. 27 Brixton | 3. Tax Identification Number: 000-283-731-000 | 5. Statement for Month/Year: December 2006 | |
| St. cor. Fairlane Sts. (Street) | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | |
| Pasig City (City) (Province) (Postal Code) | | | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct(D) or Indirect(I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| Common Shares | | | | | | | | |
| Class "A" * | 12.06.06 | 112,743,785 | (D) | | | | | |
| "B" * | 12.06.06 | 61,759,648 | (D) | | 0.00 | 0 | (D) | |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

* Lodged to PCD

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  (A) held by members of a person's immediate family sharing the same household;
  (B) held by a partnership in which such person is a general partner;
  (C) held by a corporation of which such person is a controlling shareholder; or
  (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) * | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |

Explanation of Responses:

Philex Mining Corporation

By:

RENATO N. MIGRIÑO
VP-Finance

December 15, 2

Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 23 – B*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

02/09/09

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

**SEC REG. NO. 38683**

07 February 2007



**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been movement during the month of **JANUARY, 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of **PCD NOMINEE CORPORATION** under the name of **ATR SECURITIES INC.**, as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.:* ***Philippine Stock Exchange***
***Fidelity Stock Transfers, Inc.***
***File***

FIDELITY STOCK TRANSFERS

SEC HRAD
FEB 08 2007
CENTRAL RECEIVING AND RECORDS DIVISION
By:

JCS/DGM-07-062

February 05, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of January 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on February 02, 2007 that **ATR Securities, Inc.** a PCD participants had a total of 18,331,346,500 equivalent to 11.942% of the total issued and outstanding shares of **The Philodrill Corporation** as of January 31, 2007.

Please request **ATR Securities, Inc.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 February 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of January 31, 2007 for submission every 10th of the month as required by **Philippine Stock Exchange** pursuant to Section 7, Article XIX of the Listings & Disclosure Rules.

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

Encl: a/s

/dgm

FORM 23-B



SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person: ATR SECURITIES, INC. (Last) (First) (Middle)
17/F, Tower One & Exchange (Street)
Plaza, Ayala Triangle
Ayala Ave., Makati City (City) (Province) (Postal Code)

2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION

3. Tax Identification Number: 320-000-169-671

4. Citizenship: Filipino

5. Statement for Month/Year: Jan. 2007

6. If Amendment, Date of Original (Month/Year):

7. Relationship of Reporting Person to Issuer (Check all applicable)
___ Director ___ 10% Owner
___ Officer (give title below) ___ Other (specify below)
stockholder owning 5% or more

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct(D) or Indirect(I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| Common Shares | as reported by PCD for the month of January 2007 | | | | 11.942 | 10,331,346,500 | (I) | PCD Nominee Corporation |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) * | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
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Explanation of Responses:

ATR SECURITIES, INC.

FEB. 05, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number _____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 23 – B*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)



**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310



**SEC REG. NO. 38683**

06 March 2007

**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **FEBRUARY, 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ATR SECURITIES INC.**, as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.: Philippine Stock Exchange*
*Fidelity Stock Transfers, Inc.*
*File*

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-123

March 02, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of February 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on March 01, 2007 that **ATR Securities, Inc.** a PCD participants had a total of 12,987,486,635 equivalent to 8.461% of the total issued and outstanding shares of **The Philodrill Corporation** as of February 28, 2007.

Please request **ATR Securities, Inc.** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 March 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of February 28, 2007 for submission every 10th of the month as required by **Philippine Stock Exchange** pursuant to Section 7, Article XIX of the Listings & Disclosure Rules.

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES**
Filed pursuant to Section 23 of the Securities Regulation Code

| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| ATR SECURITIES, INC. (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | ___ Director ___ 10% Owner |
| 17/F Tower one & Exchange (Street) | 3. Tax Identification Number | 5. Statement for Month/Year: February 2007 | ___ Officer (give title below) ___ Other (specify below) |
| Plaza, Ayala Triangle, Ayala (City) (Province) (Postal Code) | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | stockholder owning 5% or more |
| Ave., Makati City | | | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct (D) or Indirect (I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| Common Shares | as reported by PCD | | | | | | | |
| | for the month of | | | | | | | PCD Nominee |
| | February 2007 | | | | 8.46 | 12,987,486,535 | (I) | Corporation |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
- (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
- (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

**FORM 23-B** (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security, Direct (D) or Indirect (I) | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |

Explanation of Responses:

ATR SECURITIES, INC.

Mar. 02, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number ____

*THE PHILODRILL CORPORATION*
(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*
(Company's Address)

*631-1801 to 05; 631-8151 to 52*
(Telephone Number)

*December 31*
(Fiscal Year Ending)
(month & day)

*SEC Form 23 – B*
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5810



**SEC REG. NO. 38683**

04 April 2007

**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **MARCH, 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ATR SECURITIES INC. and ALAKOR SECURITIES CORPORATION,** as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.:* ***Philippine Stock Exchange***
***Fidelity Stock Transfers, Inc.***
***File***

FIDELITY STOCK TRANSFERS, INC.
Ground Floor Philex Bldg., Philex Mining
No. 27 Brixton cor. Fairlane Sts., Pasig City
Tel. No. 634-04-01 Fax No. 635 98-97
E-mail: fsti@compass.com.ph

JCS/DGM-07-203

April 04, 2007

**THE PHILODRILL CORPORATION**
9th Floor, Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of March 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on April 03, 2007 that two (2) PCD participants have shareholdings of 5% or more of the total issued and outstanding shares of **The Philodrill Corporation** as of March 31, 2007, to wit:

| Name of Broker | Nationality | No. of Shares | Percentage (%) |
|---|---|---|---|
| 1) Alakor Securities Corp. | Filipino | 9,705,717,200 | 6.323 |
| 2) ATR Securities, Inc. | Filipino | 9,043,586,635 | 5.891 |

Please requests **Alakor Securities Corp. and ATR Securities, Inc.** to accomplish and file herein attached reports directly with **Securities and Exchange Commission** in three (3) copies on or before 10 April 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of March 31, 2007 for submission every 10th of the month as required by **Philippine Stock Exchange** pursuant to Section 7, Article XIX of the Listings & Disclosure Rules.

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

Encl: a/s

/dgm

**FORM 23-B**

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines


SEC HRAD
APR 04 2007
CENTRAL RECEIVING AND RECORDS DIVISION
By:

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES**
Filed pursuant to Section 23 of the Securities Regulation Code

| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| ALAKOR SECURITIES CORP. (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | ___ Director ___ 10% Owner |
| 9/Flr. Quad Alpha Centrum (Street) | 3. Tax Identification Number | 5. Statement for Month/Year: March 2007 | ___ Officer (give title below) ___ Other (specify below) |
| 125 Pioneer St., Mandaluyong (City) (Province) (Postal Code) | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | stockholder owning 5% or more |
| City | | | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) Amount | (A) or (D) | Price | 3. Amount of Securities Owned at End of Month % | Number of Shares | 4. Ownership Form: Direct (D) or Indirect (I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| Common Shares | as reported by PCD for the month of March 2007 | | | | 6.3239,705,717,200 | | (I) | PCD Nominee Corporation |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
- (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |

Explanation of Responses.

ALAKOR SECURITIES CORP.

APRIL 4, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

**FORM 23-B**

☐ Check box if no longer subject to filing requirements

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| ATR SECURITIES, INC. (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | ___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below) |
| 17/Flr., Tower One & (Street) | 3. Tax Identification Number | 5. Statement for Month/Year: March 2007 | stockholder owning 5% or more |
| Exchange Plaza, Ayala Ave. | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | |
| Makati City (City) (Province) (Postal Code) | | | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct (D) or Indirect (I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| Common Shares | as reported by PCD for the month of March 2007 | | | | 5.891 | 9,043,586,635 | (I) | PCD Nominee Corporation |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

**FORM 23-B** (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |

Explanation of Responses:

ATR SECURITIES, INC.

April 4, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number_____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 23 – B***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310



**SEC REG. NO. 38683**

07 May 2007

**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **APRIL, 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION,** as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.: **Philippine Stock Exchange***
***Fidelity Stock Transfers, Inc.***
***File***

FIDELITY STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg., Philex Mining Corp.
No 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-255

May 04, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of April 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on May 03, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 10,744,417,200 equivalent to 6.999% of the total issued and outstanding shares of **The Philodrill Corporation** as of April 30, 2007.

Please request **Alakor Securities Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 May 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a list of your Directors, Officers & Stockholders owning 5% or more with the corresponding number of shareholdings and its percentages to the total issued and outstanding shares as of April 30, 2007 and a report on the Number of Shareholders for submission within five (5) trading days after the close of the each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

**FORM 23-B**

REVISED

☐ Check box if no longer subject to filing requirement

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 21 of the Securities Regulation Code

| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| ALAKOR SECURITIES CORP. (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | ___ Director ___ 10% Owner |
| 9 Flr., Quad Alpha Centrum (Street) | 3. Tax Identification Number | 5. Statement for Month/Year: April 2007 | ___ Officer (give title below) ___ Other (specify below) |
| 125 Pioneer Street (City) (Province) (Postal Code) | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | stockholder owning 5% or more |
| Mandaluyong City | | | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct(D) or Indirect(I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| Common Shares | as reported by PCD for the month of April 2007 | | | | 6.999 | (I) | 10,744,417,200 | PCD Nominee Corporation |

(Print or Type Responses)

**If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.**

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

**FORM 23-B** (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security Direct (D) or Indirect (I) * | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |

Explanation of Responses:

ALAKOR SECURITIES CORP.

MAY 04, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SEC Number *38683*
File Number ____

**_THE PHILODRILL CORPORATION_**
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 23 – B***
Form Type

____
Amendment Designation (If applicable)

____
Period Ended Date

____
(Secondary License Type and File Number)

FIDELITY
STOCK TRANSFERS, INC.
Ground Floor, Philex Bldg. Philex Mining Corp.
No. 27 Brixton cor. Fairlane Sts., Pasig City 1603
Tel. No. 634-04-01 Fax No. 635-98-97
E-mail : fsti@compass.com.ph

JCS/DGM-07-306

June 04, 2007

**THE PHILODRILL CORPORATION**
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial Ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of May 2007 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation.**

PCD reported to us on June 01, 2007 that **Alakor Securities Corporation** a PCD participants had a total of 11,894,383,800 equivalent to 7.749% of the total issued and outstanding shares of **The Philodrill Corporation** as of May 31, 2007.

Please request **Alakor Securities Corporation** to accomplish and file herein attached report directly with **Securities and Exchange Commission** in three (3) copies on or before 10 June 2007. If there has been other movement in the books of any of your Officers, Directors and other Stockholders owning 5% or more of the total issued and outstanding shares, please request them to file the report directly with SEC. A copy of each SEC report must likewise be filed with **Philippine Stock Exchange.**

We enclose a report on the number of its shareholders owning at least one-board lot each as of May 31, 2007 for submission within five (5) trading days after the close of the each calendar month as required by **Philippine Stock Exchange** pursuant to Sec. 17.6 (Revised Disclosure Rules).

Thank you.

Very truly yours,

**JENNY C. SERAFICA**
Consultant for Operation

Encl: a/s

/dgm

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security: Direct (D) or Indirect (I) * | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| | | | | | | | | | | | | |
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| | | | | | | | | | | | | |
| | | | | | | | | | | | | |
| | | | | | | | | | | | | |

Explanation of Responses:

ALAKOR SECURITIES CORP.

JUNE 4, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.
Attach additional sheets if space provided is insufficient.

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

**FORM 23-B**

☐ Check box if no longer subject to filing requirement

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES**
Filed pursuant to Section 23 of the Securities Regulation Code



| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| ALAKOR SECURITIES CORP. (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | ___ Director ___ Officer (give title below) ___ 10% Owner ___ Other (specify below) |
| 9Flr., Quad Alpha Centrum (Street) | 3. Tax Identification Number: 003-401-151 | 5. Statement for Month/Year: May 2007 | stockholder owning 5% or more |
| 125 Pioneer Street | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | |
| Mandaluyong City (City) (Province) (Postal Code) | | | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct (D) or Indirect (I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| Common Shares | as reported by PCD for the month of May 2007 | | | | 7.749 | 11,894,383,800 | (I) | PCD Nominee Corporation |

(Print or Type Responses)

* If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
(1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

SEC Number *38683*
File Number _____

**THE PHILODRILL CORPORATION**

(Company's Full Name)

*8th – 9th Floors, Quad Alpha Centrum*
*125 Pioneer Street, Mandaluyong City, Metro Manila*

(Company's Address)

*631-1801 to 05; 631-8151 to 52*

(Telephone Number)

*December 31*

(Fiscal Year Ending)
(month & day)

*SEC Form 23 – B*

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)

FORM 23-B

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES**
Filed pursuant to Section 23 of the Securities Regulation Code



1. Name and Address of Reporting Person: FRANCISCO A. NAVARRO (Last) (First) (Middle)
125 Pioneer St., (Street)
Mandaluyong City (City) (Province) (Postal Code)

2. Issuer Name and Trading Symbol: THE PHILODRILL CORPORATION

3. Tax Identification Number: 100-717-285

4. Citizenship: Filipino

5. Statement for Month/Year: June, 2007

6. If Amendment, Date of Original (Month/Year):

7. Relationship of Reporting Person to Issuer (Check all applicable)
X Director
Officer (give title below)
10% Owner
Other (specify below)

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct(D) or Indirect(I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| common | June 22 | 250,000.00 | (A) | 0.025 | | 10,000,000 | (I) | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| | | | | | | | | |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.
* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
(A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
(B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
(A) held by members of a person's immediate family sharing the same household;
(B) held by a partnership in which such person is a general partner;
(C) held by a corporation of which such person is a controlling shareholder; or
(D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

FRANCISCO A. NAVARRO

June 25, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient

**FORM 23-B**

☐ Check box if no longer subject to filing requirement

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

REVISED

**STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES**
Filed pursuant to Section 23 of the Securities Regulation Code

| 1. Name and Address of Reporting Person | 2. Issuer Name and Trading Symbol | | 7. Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|---|
| ALESSANDRO O. SALES (Last) (First) (Middle) | THE PHILODRILL CORPORATION | | X Director; ___ 10% Owner; Officer (give title below); ___ Other (specify below) |
| 125 Pioneer St., (Street) | 3. Tax Identification Number: 106-208-128 | 5. Statement for Month/Year: June, 2007 | vp-exploration |
| Mandaluyong City (City) (Province) (Postal Code) | 4. Citizenship: Filipino | 6. If Amendment, Date of Original (Month/Year) | |

Table 1 - Equity Securities Beneficially Owned

| 1. Class of Equity Security | 2. Transaction Date (Month/Day/Year) | 4. Securities Acquired (A) or Disposed of (D) | | | 3. Amount of Securities Owned at End of Month | | 4. Ownership Form: Direct (D) or Indirect (I) * | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|
| | | Amount | (A) or (D) | Price | % | Number of Shares | | |
| common | Jun 20 | 50,000.00 | (a) | 0.025 | | 2,000,000 | (I) | |

(Print or Type Responses)

If the change in beneficial ownership is 50% of the previous shareholdings or is equal to 5% of the outstanding capital stock of the issuer, provide the disclosure requirements set forth on page 3 of this form.

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
- (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
- (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.

(2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
- (A) held by members of a person's immediate family sharing the same household;
- (B) held by a partnership in which such person is a general partner;
- (C) held by a corporation of which such person is a controlling shareholder; or
- (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such security.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

ALESSANDRO O. SALES

June 25, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient

RECEIVED
2007 JUL 25 A 7:15

SEC Number *38683*
File Number ____

***THE PHILODRILL CORPORATION***
(Company's Full Name)

***8th – 9th Floors, Quad Alpha Centrum***
***125 Pioneer Street, Mandaluyong City, Metro Manila***
(Company's Address)

***631-1801 to 05; 631-8151 to 52***
(Telephone Number)

***December 31***
(Fiscal Year Ending)
(month & day)

***SEC Form 23 – B***
Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)



**THE PHILODRILL CORPORATION**
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

**SEC REG. NO. 38683**

05 July 2007

**SECURITIES & EXCHANGE COMMISSION**
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there has been movement during the month of **JUNE , 2007** in the direct or indirect beneficial ownership of the capital stock of **THE PHILODRILL CORPORATION,** classified as "common stock" with par value of one centavo (₱.01) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, particularly that of **PCD NOMINEE CORPORATION** under the name of **ALAKOR SECURITIES CORPORATION,** as per transfer agent's report.

Very truly yours

**ADRIAN S. ARIAS**
Corporate Secretary

*Cc.:* ***Philippine Stock Exchange***
***Fidelity Stock Transfers, Inc.***
***File***

**FORM 23-B** (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

| 1. Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Yr) | 4. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 5. Date Exercisable and Expiration Date (Month/Day/Year) | | 6. Title and Amount of Underlying Securities | | 7. Price of Derivative Security | 8. No. of Derivative Securities Beneficially Owned at End of Month | 9. Ownership Form of Derivative Security, Direct (D) or Indirect (I) * | 10. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

ALAKOR SECURITIES CORP.

JULY 3, 2007
Date

Note: File three (3) copies of this form, one of which must be manually signed.

Attach additional sheets if space provided is insufficient.

# GENERAL INFORMATION SHEET (GIS)

FOR THE YEAR 2007

STOCK CORPORATION

GENERAL INSTRUCTIONS:

1. FOR USER CORPORATION: THIS GIS SHOULD BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE ANNUAL STOCKHOLDERS' MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE "N.A." IF THE INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION OR "NONE" IF THE INFORMATION IS NON-EXISTENT.
2. IF NO MEETING IS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL MEETING (AS PROVIDED IN THE BY-LAWS). HOWEVER, SHOULD AN ANNUAL STOCKHOLDERS' MEETING BE HELD THEREAFTER, A NEW GIS SHALL BE SUBMITTED/FILED.
3. THIS GIS SHALL BE ACCOMPLISHED IN ENGLISH AND CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY OF THE CORPORATION.
4. THE SEC SHOULD BE TIMELY APPRISED OF RELEVANT CHANGES IN THE SUBMITTED INFORMATION AS THEY ARISE. FOR CHANGES RESULTING FROM ACTIONS THAT AROSE BETWEEN THE ANNUAL MEETINGS, THE CORPORATION SHALL SUBMIT ONLY THE AFFECTED PAGE OF THE GIS THAT RELATES TO THE NEW INFORMATION TOGETHER WITH A COVER LETTER SIGNED BY THE CORPORATE SECRETARY OF THE CORPORATION. THE PAGE OF THE GIS AND COVER LETTER SHALL BE SUBMITTED WITHIN SEVEN (7) DAYS AFTER SUCH CHANGE OCCURRED OR BECAME EFFECTIVE.
5. SUBMIT FIVE (5) COPIES OF THE GIS TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. ALL COPIES SHALL UNIFORMLY BE ON A4 OR LETTER-SIZED PAPER WITH A STANDARD COVER PAGE. THE PAGES OF ALL COPIES SHALL USE ONLY ONE SIDE. CORPORATIONS SUBMITTING A COPY OF THEIR GIS ONLINE OR VIA INTERNET SHALL SUBMIT ONE (1) HARD COPY OF THE GIS, TOGETHER WITH A CERTIFICATION UNDER OATH BY ITS CORPORATE SECRETARY THAT THE COPY SUBMITTED ONLINE CONTAINS THE EXACT DATA IN THE HARD COPY.
6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THESE INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED.
7. THIS GIS MAY BE USED AS EVIDENCE AGAINST THE CORPORATION AND ITS RESPONSIBLE DIRECTORS/OFFICERS FOR ANY VIOLATION OF EXISTING LAWS, RULES AND REGULATIONS

PLEASE PRINT LEGIBLY

| | | |
|---|---|---|
| CORPORATE NAME: THE PHILODRILL CORPORATION | | DATE REGISTERED: 06/26/69 |
| BUSINESS/TRADE NAME: N/A | | |
| SEC REGISTRATION NUMBER: 38683 | | FISCAL YEAR END: December 31 |
| DATE OF ANNUAL MEETING PER BY-LAWS: month of May | | CORPORATE TAX IDENTIFICATION NUMBER (TIN): 041-000-315-612 |
| ACTUAL DATE OF ANNUAL MEETING: June 20, 2007 | | WEBSITE/URL ADDRESS: www.philodrill.com |
| COMPLETE PRINCIPAL OFFICE ADDRESS: 8th Floor, Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City | | E-MAIL ADDRESS: info@philodrill.com |
| COMPLETE BUSINESS ADDRESS: same | | FAX NUMBER: 631-8080 |
| NAME OF EXTERNAL AUDITOR & ITS SIGNING PARTNER: SGV & Co. / Jose Carlitos G. Cruz | SEC ACCREDITATION NUMBER (if applicable): N/A | TELEPHONE NUMBER(S): 631-1801 to 05<br>631-8151/52 |
| PRIMARY PURPOSE/ACTIVITY/INDUSTRY PRESENTLY ENGAGED IN:<br>a) Primary : Investment<br>b) Secondary : Oil Exploration<br>c) Activity : Petroleum Operation | INDUSTRY CLASSIFICATION: N/A | GEOGRAPHICAL CODE: N/A |

INTERCOMPANY AFFILIATIONS

| PARENT COMPANY | SEC REGISTRATION NO. | ADDRESS |
|---|---|---|
| N/A | N/A | N/A |

| SUBSIDIARY/AFFILIATE | SEC REGISTRATION NO. | ADDRESS |
|---|---|---|
| PentaCapital Investment Corp. | AS093006947 | 10/F Act Tower, 135 Sen. Gil J. Puyat Ave., Makati City |
| | | |
| | | |
| | | |
| | | |

NOTE: USE ADDITIONAL SHEET IF NECESSARY

# GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

| | TYPE OF SHARES * | NUMBER OF SHARES | PAR/STATED VALUE | AMOUNT (PhP) (No. of shares X Par/Stated Value) |
|---|---|---|---|---|
| | common | 155,000,000,000 - | ₱0.01 | ₱1,550,000,000.00 |
| | | TOTAL 155,000,000,000 | TOTAL P | 1,550,000,000.00 |

SUBSCRIBED CAPITAL

| FILIPINO | NO. OF STOCK-HOLDERS | TYPE OF SHARES * | NUMBER OF SHARES | NUMBER OF SHARES IN THE HANDS OF THE PUBLIC ** | PAR/STATED VALUE | AMOUNT (PhP) | % OF OWNERSHIP |
|---|---|---|---|---|---|---|---|
| | | common | 723,661,235 | | ₱0.01 | ₱7,236,612.35 | 0.47% |
| | | TOTAL | 723,661,235 | TOTAL | TOTAL P | 7,236,612.35 | 0.47% |

| FOREIGN (INDICATE BY NATIONALITY) | NO. OF STOCK-HOLDERS | TYPE OF SHARES * | NUMBER OF SHARES | NUMBER OF SHARES IN THE HANDS OF THE PUBLIC ** | PAR/STATED VALUE | AMOUNT (PhP) | % OF OWNERSHIP |
|---|---|---|---|---|---|---|---|
| | | common | 5,492,669 | | ₱0.01 | ₱ 54,926.69 | 0.003% |
| Percentage of Foreign Equity : | | TOTAL | 5,492,669 | TOTAL | TOTAL P | 54,926.69 | 0.003% |
| | | | | | TOTAL SUBSCRIBED P | 7,291,539.04 | 0.475% |

PAID-UP CAPITAL

| FILIPINO | NO. OF STOCK-HOLDERS | TYPE OF SHARES * | NUMBER OF SHARES | PAR/STATED VALUE | AMOUNT (PhP) | % OF OWNERSHIP |
|---|---|---|---|---|---|---|
| | | common | 152,163,316,536 - | ₱0.01 | ₱1,521,633,165.36 | 99.13% |
| | | TOTAL | 152,163,316,536 | TOTAL P | 1,521,633,165.36 | 99.13% |

| FOREIGN (INDICATE BY NATIONALITY) | NO. OF STOCK-HOLDERS | TYPE OF SHARES * | NUMBER OF SHARES | PAR/STATED VALUE | AMOUNT (PhP) | % OF OWNERSHIP |
|---|---|---|---|---|---|---|
| | | common | 601,988,356 | ₱0.01 | ₱6,019,883.56 | 0.39% |
| | | TOTAL | 601,988,356 | TOTAL P | 6,019,883.56 | 0.39% |
| | | | | TOTAL PAID-UP P | 1,527,653,048.92 | 99.52% |

NOTE: USE ADDITIONAL SHEET IF NECESSARY

* Common, Preferred or other classification

** Other than Directors, Officers, Shareholders owning 10% of outstanding shares.

# GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

DIRECTORS / OFFICERS

| NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS | INC'R | BOARD | STOCK HOLDER | OFFICER | EXEC. COMM. | TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS |
|---|---|---|---|---|---|---|
| 1. ALFREDO C. RAMOS<br>Filipino<br>125 Pioneer, Mandaluyong City | N | C | Y | President | | 132-017-513 |
| 2. WALTER W. BROWN<br>Filipino<br>Brixton cor. Fairlane, Pasig | N | M | Y | N/A | | 128-993-816 |
| 3. AUGUSTO B. SUNICO<br>Filipino<br>125 Pioneer, Mandaluyong City | N | M | Y | N/A | | 100-717-372 |
| 4. PRESENTACION S. RAMOS<br>Filipino<br>125 Pioneer, Mandaluyong City | N | M | Y | N/A | | 125-496-733 |
| 5. CHRISTOPHER M. GOTANCO<br>Filipino<br>125 Pioneer, Mandaluyong City | N | M | Y | N/A | | 125-114-467 |
| 6. ADRIAN S. RAMOS<br>Filipino<br>125 Pioneer, Mandaluyong City | N | M | Y | N/A | | 188-355-989 |
| 7. FRANCISCO A. NAVARRO<br>Filipino<br>125 Pioneer, Mandaluyong City | N | M | Y | EVP | | 100-717-285 |
| 8. HONORIO A. POBLADOR III<br>Filipino<br>Telecomms Plaza, G.J. Puyat, M.C. | N | I | Y | N/A | | 112-105-590 |
| 9. NICASIO I. ALCANTARA<br>Filipino<br>Alsons Bldg., P. Tamo Ext., M.C. | N | I | Y | N/A | | 105-252-527 |
| 10. REYNALDO E. NAZAREA<br>Filipino<br>125 Pioneer, Mandaluyong City | N | N/A | N | VP Admin./ Treasurer | | 100-717-294 |
| 11. ALESSANDRO O. SALES<br>Filipino<br>125 Pioneer, Mandaluyong City | N | N/A | N | VP-Explo | | 106-208-128 |
| 12. ADRIAN S. ARIAS<br>Filipino<br>125 Pioneer, Mandaluyong City | N | N/A | Y | CorSec | | 107-439-052 |
| 13. | | | | | | |
| 14. | | | | | | |
| 15. | | | | | | |

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I" FOR INDEPENDENT DIRECTOR.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERSON.
FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMPENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE. ADDITIONALLY WRITE "C" AFTER SLASH IF CHAIRMAN AND "M" IF MEMBER.

# GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

TOTAL NUMBER OF STOCKHOLDERS: 9,778

NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: ₱1,552,453,022.00

STOCKHOLDER'S INFORMATION

| NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS | SHARES SUBSCRIBED | | | | AMOUNT PAID (PhP) | TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS |
|---|---|---|---|---|---|---|
| | TYPE | NUMBER | AMOUNT (PhP) | % OF OWNER-SHIP | | |
| 1. NATIONAL BOOK STORE, INC.<br>Filipino<br>Quad Alpha Centrum<br>125 Pioneer, Mand.City | common | 9,466,007,700 | 94,660,077.00 | 6.29% | 94,660,077.00 | 000-325-972 V |
| | TOTAL | | | | | |
| 2. WEALTH SECURITIES, INC.<br>Filipino<br>PSE Center, Tektite Tower<br>Pasig City | common | 952,609,000 | 9,526,090.00 | 0.63% | 9,526,090.00 | 000-330-678 |
| | TOTAL | | | | | |
| 3. TERESITA DELA CRUZ<br>Filipino<br>Ayala Alabang Village<br>Muntinlupa City | common | 662,172,800 | 6,621,728.00 | 0.44% | 6,621,728.00 | 129-310-952 |
| | TOTAL | | | | | |
| 4. SAPPHIRE SECURITIES, INC.<br>Filipino<br>Bankers Center<br>Ayala Ave.,Makati City | common | 644,836,300 | 6,448,363.00 | 0.43% | 6,448,363.00 | 000-360-117 |
| | TOTAL | | | | | |
| 5. TRAFALGAR HOLDINGS PHIL.,INC.<br>Filipino<br>5/F Quad Alpha Centrum<br>125 Pioneer,Mand. City | common | 393,088,500 | 3,930,885.00 | 0.26 | 3,930,885.00 | 000-192-318 |
| | TOTAL | | | | | |
| 6. ALAKOR CORPORATION<br>Filipino<br>9/F Quad Alpha Centrum<br>125 Pioneer,Mand. City | common | 214,033,500 | 2,140,335.00 | 0.14% | 2,140,335.00 | 000-175-116 |
| | TOTAL | | | | | |
| 7. F. YAP SECURITIES<br>Filipino<br>2301 23/F PSE, Ortigas<br>Center, Pasig City | common | 116,575,100 | 1,165,751.00 | 0.07% | 1,165,751.00 | 000-333-165 |
| | TOTAL | | | | | |
| TOTAL AMOUNT OF SUBSCRIBED CAPITAL | | | | | | |
| TOTAL AMOUNT OF PAID-UP CAPITAL | | | | | | |

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

*Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.*

## GENERAL INFORMATION SHEET
STOCK CORPORATION

PLEASE PRINT LEGIBLY

| CORPORATE NAME: | THE PHILODRILL CORPORATION | | | | | |
|---|---|---|---|---|---|---|
| TOTAL NUMBER OF STOCKHOLDERS: | | | NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH: | | | |
| TOTAL ASSETS BASED ON LATEST AUDITED FS: | P1,552,453,022.00 | | | | | |

STOCKHOLDER'S INFORMATION

| NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS | SHARES SUBSCRIBED | | | | AMOUNT PAID (PhP) | TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS |
|---|---|---|---|---|---|---|
| | TYPE | NUMBER | AMOUNT (PhP) | % OF OWNER-SHIP | | |
| 8. RCBC TRUST ACCT.#32-314-4<br>Filipino<br>RCBC Bldg.,Ayala Ave.<br>Makati City | common | 85,066,200 | 850,662.00 | 0.05% | 850,662.00 | 320-000-599-7( |
| | TOTAL | | | | | |
| 9. IMPERIAL DE GUZMAN<br>Filipino<br>Greenfield Bldg.,750 Shaw<br>Blvd.,Mandaluyong City | common | 70,387,400 | 703,874.00 | 0.04% | 703,874.00 | 000-121-920 |
| | TOTAL | | | | | |
| 10. ALBERTO MENDOZA<br>Filipino<br>1145 Aguilar, Tondo<br>Manila | common | 84,776,137 | 847,761.37 | 0.055% | 127,164.20 | 139-569-952 |
| | TOTAL | | | | | |
| 11. CUALOPING SECURITIES, INC.<br>Filipino<br>Suite 1801 Tytana Plaza<br>Binondo, Manila | common | 56,426,800 | 564,268.00 | 0.03% | 564,268.00 | 230-000-333-33 |
| | TOTAL | | | | | |
| 12. DAVID WUSON<br>Filipino<br>43 Tirad Pass cor. Sto.<br>Domingo, Quezon City | common | 51,572,789 | 515,727.89 | 0.03% | 386,795.25 | 101-500-365 |
| | TOTAL | | | | | |
| 13. FRANCISCO ORTIGAS SECURITIES<br>Filipino<br>815 Ortigas Bldg., Ortigas<br>Pasig City | common | 51,215,000 | 512,150.00 | 0.03% | 512,150.00 | 000-283-304 |
| | TOTAL | | | | | |
| 14. PEREGRINE SECURITIES (ATR)<br>Filipino<br>Tower I, Ayala Ave.<br>Makati City | common | 39,041,449 | 390,414.49 | 0.02% | 312,330.40 | 320-000-168-67 |
| | TOTAL | | | | | |
| TOTAL AMOUNT OF SUBSCRIBED CAPITAL | | | | | | |
| TOTAL AMOUNT OF PAID-UP CAPITAL | | | | | | |

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

*Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.*

# GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

**CORPORATE NAME:** THE PHILODRILL CORPORATION

**TOTAL NUMBER OF STOCKHOLDERS:** | **NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH:**

**TOTAL ASSETS BASED ON LATEST AUDITED FS:** ₱1,552,453,022.00

**STOCKHOLDER'S INFORMATION**

| NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS | SHARES SUBSCRIBED | | | | AMOUNT PAID (PhP) | TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS |
|---|---|---|---|---|---|---|
| | TYPE | NUMBER | AMOUNT (PhP) | % OF OWNER-SHIP | | |
| 15. ALL ASIA SECURITIES CORP.<br>Filipino<br>All Asia Capital Center<br>105 Paseo de Roxas<br>Makati City | common | 28,728,625 | 287,286.25 | 0.019% | 229,828.80 | 321-000-105-53 |
| | TOTAL | | | | | |
| 16. CAMPOS LANUZA & CO., INC.<br>Filipino<br>Unit 2003-B PSE Center<br>Exchange Road, Ortigas<br>Center, Pasig City | common | 21,574,340 | 215,743.40 | 0.014% | 172,567.20 | 000-155-524 |
| | TOTAL | | | | | |
| 17. INVESTORS SECURITIES, INC.<br>Filipino<br>Unit 604-605 Tower One<br>Exchange Plaza, Ayala Ave.<br>Makati City | common | 21,438,426 | 214,384.26 | 0.0143% | 171,500.00 | 000-123-697 |
| | TOTAL | | | | | |
| 18. I.B. GIMENEZ SECURITIES, INC.<br>Filipino<br>2703-A Tektite Tower<br>Exchange Road, Ortigas<br>Center, Pasig City | common | 20,697,769 | 206,977.69 | 0.013% | 165,574.40 | 000-329-646 |
| | TOTAL | | | | | |
| 19. GUOCO SECURITIES, INC.<br>Filipino<br>17/F BA Lepanto Bldg.<br>8747 Paseo de Roxas<br>Makati City | common | 16,298,176 | 162,981.76 | 0.010% | 130,381.60 | 320-000-159-14 |
| | TOTAL | | | | | |
| 20. J.J. ORTIGAS & CO., INC.<br>Filipino<br>Unit 28, 2/F<br>The Columbian Tower<br>Ortigas Ave.,Mand. City | common | 10,588,600 | 105,886.00 | 0.007% | 105,886.00 | 470-000-161-90 |
| | TOTAL | | | | | |
| 21. OTHERS (Indicate the number of the remaining stockholders) | common | 592,804,978 | 5,928,049.78 | | 3,989,649.14 | |
| | TOTAL | | | | | |
| TOTAL AMOUNT OF SUBSCRIBED CAPITAL | | | 135,999,395.89 | | | |
| TOTAL AMOUNT OF PAID-UP CAPITAL | | | | | 132,788,895.79 | |

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

*Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.*

# GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: THE PHILODRILL CORPORATION

| 1. INVESTMENT OF CORPORATE FUNDS IN ANOTHER CORPORATION | AMOUNT (PhP) | DATE OF BOARD RESOLUTION |
|---|---|---|
| 1.1 STOCKS | N/A | N/A |
| 1.2 BONDS/COMMERCIAL PAPER (Issued by Private Corporations) | N/A | N/A |
| 1.3 LOANS/ CREDITS/ ADVANCES | N/A | N/A |
| 1.4 GOVERNMENT TREASURY BILLS | N/A | N/A |
| 1.5 OTHERS | N/A | N/A |

| 2. INVESTMENT OF CORPORATE FUNDS IN ACTIVITIES UNDER ITS SECONDARY PURPOSES (PLEASE SPECIFY:) | DATE OF BOARD RESOLUTION | DATE OF STOCKHOLDERS RATIFICATION |
|---|---|---|
| N/A | N/A | N/A |

| 3. TREASURY SHARES | NO. OF SHARES | % AS TO THE TOTAL NO. OF SHARES ISSUED |
|---|---|---|
| | N/A | N/A |

4. UNRESTRICTED/UNAPPROPRIATED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR

5. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

| TYPE OF DIVIDEND | AMOUNT (PhP) | DATE DECLARED |
|---|---|---|
| 5.1 CASH | N/A | N/A |
| 5.2 STOCK | N/A | N/A |
| 5.3 PROPERTY | N/A | N/A |
| TOTAL | P N/A | N/A |

6. ADDITIONAL SHARES ISSUED DURING THE PERIOD:

| DATE | NO. OF SHARES | AMOUNT |
|---|---|---|
| N/A | N/A | N/A |

SECONDARY LICENSE/REGISTRATION WITH SEC AND OTHER GOV'T AGENCY:

| NAME OF AGENCY: | SEC | BSP | IC |
|---|---|---|---|
| TYPE OF LICENSE/REGN. | N/A | N/A | N/A |
| DATE ISSUED: | N/A | N/A | N/A |
| DATE STARTED OPERATIONS: | N/A | N/A | N/A |

| TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR (in PhP) | TOTAL NO. OF OFFICERS | TOTAL NO. OF RANK & FILE EMPLOYEES | TOTAL MANPOWER COMPLEMENT |
|---|---|---|---|
| ₱340,000.00 | 7 | 18 | 25 |

NOTE: USE ADDITIONAL SHEET IF NECESSARY

I, ADRIAN S. ARIAS, Corporate Secretary OF THE ABOVE-MENTIONED
(NAME) (POSITION)

CORPORATION DECLARE UNDER THE PENALTY OF PERJURY, THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET WHICH CONSISTS OF ( 8 ) PAGES HAVE BEEN MADE IN GOOD FAITH, DULY VERIFIED BY ME AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, ARE TRUE AND CORRECT.

I UNDERSTAND THAT THE FAILURE OF THE CORPORATION TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS NON-OPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF THE CORPORATIONS CERTIFICATE OF INCORPORATION. IN THIS EVENTUALITY, THE CORPORATION HEREBY WAIVES ITS RIGHT TO A HEARING FOR THE SAID REVOCATION.

DONE THIS ______ DAY OF July, 2007 IN Mandaluyong City.

(SIGNATURE)

SUBSCRIBED AND SWORN TO BEFORE ME IN CITY OF MANDALUYONG CITY/PROVINCE, PHILIPPINES ON 06 JUL 2007, AFFIANT PERSONALLY APPEARED BEFORE ME AND EXHIBITED TO ME HIS/HER COMMUNITY TAX CERTIFICATE NO. 05823929 ISSUED AT Mandaluyong City ON January 4, 2007.

NOTARY PUBLIC FOR ______ CITY/PROVINCE
Notarial Commission No. ______ Dec 2007
Commission expires on December 31, ______
Roll of Attorney Number ______ PTR No. [illegible] Mandaluyong City
PTR No. ______
IBP No. ______ 125 Pioneer St.
Office Address: ______ Mandaluyong City

DOC. NO: 812 :
PAGE NO. 59 :
BOOK NO. II :
SERIES OF 2007 :

082-02579





# The Philodrill Corporation

## 2006 ANNUAL REPORT

# Table of Contents



# Financial Highlights

**(In Thousands of Pesos)**

| | December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **FOR THE YEAR** | | | |
| Revenues from Petroleum Operations | 147,043 | 78,739 | 37,575 |
| Investment Income | 5,797 | 38,282 | 9,710 |
| Interest and Other Income | 11,458 | 16,518 | 13,018 |
| Net Income (Loss) | (175,766) | 2,745 | (308,282) |
| **AS OF END OF YEAR** | | | |
| Total Assets | 1,552,453 | 2,293,019 | 2,210,921 |
| Current Liabilities | 176,404 | 496,235 | 297,350 |
| Noncurrent Liabilities | 1,043 | 660 | 148,874 |
| Net Worth | 1,375,006 | 1,796,124 | 1,764,696 |
| Authorized Capital | 1,550,000 | 1,550,000 | 1,550,000 |
| Issued and Subscribed Capital | 1,534,944 | 1,534,944 | 1,534,944 |

## DEAR FELLOW STOCKHOLDERS:

We are pleased to submit your company's Financial and Operations Report for the calendar year ended December 31, 2006.

### Financial Performance

Your company's revenues showed continued improvement in 2006, reaching ₱164.3 million from ₱133.5 million in 2005. Revenue from petroleum operations increased by 87% to ₱147.0 million on account of the sustained uptrend in crude prices which more than compensated for the slight decline in crude production. On the other hand, equitized income from investments dropped 85% to ₱5.8 million due to the discontinued equitization of your company's investment in EDSA Properties Holdings, Inc. (EPHI), following the sale of our remaining stockholdings in this company.

Costs and expenses for the year amounted to ₱337.4 million compared with ₱130.0 million for the previous year. The total amount for 2006 includes the ₱194.9 million loss incurred on the sale of our EPHI investment, the proceeds from which were used to repay a substantial portion of your company's interest-bearing loans. This divestment was in accordance with the mandate given to management to sell some of your company's non-oil assets to bring down the level of outstanding obligations in line with our objective of attaining a debt-free status by the end of 2008. As a consequence of this debt-reduction measure, total interest cost in 2006 was slashed by more than 50% from ₱48.6 million to ₱23.0 million. In contrast, expenses related to petroleum operations increased by 67% from ₱53.8 million to ₱89.7 million mainly on account of the generally higher level of expenses particularly fuel costs.

Due to the loss arising from the sale of the EPHI shares, your company incurred a net loss of ₱175.8 million for the year under review. However, we consider this loss as a necessary consequence to a difficult but critical decision which would stabilize the financial situation of your company and at the same time lay the groundwork for recovery and eventual return to profitability.

Your company's total assets stood at ₱1.55 billion as of end-2006, lower by ₱740.5 million from the previous year's level. The largest component of this decrease occurred in the Investments account, for the carrying value of the 214.1 million EPHI shares that were sold, amounting to ₱731.9 million. Of this amount, ₱285.5 million represented the cash basis for the EPHI shares, while the balance of ₱446.4 million represented non-cash components such as goodwill, equitized income and share in EPHI's revaluation increment. There was a reduction of ₱47.0 million in the valuation reserve on your company's remaining listed shareholdings as of end-2006 due to the uptrend in share prices.

Supplementary to the EPHI divestment and in line with our announced objective of generating funds with which to bring down your company's debt level, we collected almost ₱48.0 million from your company's existing receivables and utilized most of the funds to settle a portion of our outstanding accounts with creditors.

The positive effect of the measures that we implemented is reflected in your company's balance sheet which shows a significant reduction of close to ₱320.0 million in total liabilities, from almost ₱500.0 million as of end-2005 to ₱177.4 million by end-2006. In 2005, your company's current liabilities exceeded current assets by ₱319.0 million; by end of 2006, the gap had narrowed down to ₱45.2 million. As of March 31, 2007, your company's total obligations had been further brought down to ₱122.0 million.

Stockholders' equity as of year-end 2006 stood at ₱1.38 billion, ₱421.0 million lower than the prior year's level. The two factors that contributed to the decline consist of the ₱175.8 million loss posted in 2006 and the ₱294.9 million equity share in EPHI's revaluation increment which was taken out from the books after the sale of the shares. As mentioned earlier, due to the strengthening of the equities market, there was a ₱47.0 million decrease in the valuation reserve pertaining to our remaining listed stock investments, which partly offset the effect of the two items previously mentioned.

### Petroleum Operations

The Nido and Matinloc fields had a combined crude production of 181,400 barrels in 2006, down by 13% from last year. Adverse weather conditions and the natural decline of the production wells coupled with the suspension of Matinloc production to give way to the repair of the mooring buoy, and also at Nido as the crude carrier underwent a re-accreditation process with Pilipinas Shell, contributed to the decline in output. However the continued surge in crude prices more than made up for the lower volume, as the average selling price of US$55.91 per barrel in 2006 surpassed the 2005 average price by 23%. We are pleased to report that we closed 2006 with a healthy operating income for the combined Nido-Matinloc operation which enabled us to sustain the profit distributions that we have regularly been making to our partners since the time that we took over the operatorship of SC 14 in 2004.

Our Nido operation benefited from the crude transport agreement that we negotiated with a local shipping company in late 2005, which generated fairly substantial savings in transport costs as compared with the terms of the shipping arrangement with the previous carrier. However we enjoyed this cost benefit only up to the end of the one-year shipping contract in November 2006. The new charter rates in the renewal contract, together with the attendant fuel costs, are now substantially higher and this development will have a downside effect on the profitability of next year's operations. However we are confident that with the buoyant level of crude prices and the measures that we are taking to stabilize production, our operations will remain viable.

In Matinloc, we succeeded in convincing the shipping contractor to temporarily reduce its shipping rate to give way for the full implementation of two important projects. These involve the setting up of an effective fire control system on the platform and the rehabilitation of the existing buoy to ensure minimal disruption during crude lifting operations. The billing arrangement will revert to the terms of the existing contract once the two projects have been fully funded.

The year under review saw a number of other important positive developments in the other blocks of SC 14. The Galoc Project under the operatorship of the Galoc Production Company (GPC) continued to make substantial progress towards its objective of commencing crude production early next year at the initial rate of 17,500 barrels per day (BOPD). The overall development plan for the Galoc oilfield together with a six-month extended production test (EPT) program was approved by the Department of Energy, while the Environmental Clearance Certificate (ECC) was granted by the Department of Environment and Natural Resources.

The Galoc development concept involves the drilling of two horizontal development wells which will be tied back to a floating production/storage offshore vessel (FPSO) facility through a sub-sea pipeline. The drilling of the two wells, each with a designed maximum production capacity of 15,000 BOPD, is expected within the third quarter of 2007. GPC has awarded the contracts for the drilling rig, FPSO and other facilities and will proceed with installation after the drilling and completion of the production wells.

In order to ensure the smooth and unhampered operation of the project and preserve the harmonious relationship within the consortium, a new Joint Operating Agreement (JOA) was drawn up and adopted by the consortium, together with another important document called the Block C Agreement, which defines the manner of the distribution of the Galoc oil revenues among the partners. The timely acquisition of the regulatory clearances as well as the completion of the above documentation enabled the project operator to pave the way for the unhampered implementation of the development plan.

The Galoc Project cost budget stands at US$86.4 million, but your company as a farming out party will be carried through to production by GPC, thus relieving us from the heavy burden of otherwise funding our share of the cash calls. Your company's post-farmout participating interest in Galoc stands at 6.4%, but with our acquisition of Phoenix Gas & Oil Exploration Company on April 30, 2007 as will be discussed later, your company's effective equity in Galoc has increased to 7.02%.

The West Linapacan block continued to receive interesting farm-in proposals from potential investors. One of the most recent offers presently under negotiation involves a joint proposal from two foreign companies to undertake a phased program leading to the eventual redevelopment and revival of oil production from the West Linapacan field. The negotiations appear to be making good progress and if successfully concluded, could result in a farm-out arrangement quite similar to the one concluded for Galoc. This means that the farminees will provide full funding to carry the farming out parties up to production start-up, with pre-agreed lump-sum bonuses upon attainment of certain milestones. The redevelopment of West Linapacan and the resulting revenues will supplement the income which your company will generate from Galoc.

In SC 6A where your company owns a significant equity interest, we are pleased to report that we successfully concluded our farm-out negotiations with Vitol GPC Investments, our major partner in the Galoc Project, which led to the signing of the farm-in agreement on March 7, 2007. Under this agreement, Vitol will undertake at its sole cost a phased work program consisting of a one-year detailed technical evaluation of the contract area to be followed by the drilling of one or two exploration/production wells if the results of the study prove to be favorable, and finally the implementation of the first phase of the development program leading to oil production should the drilling be successful. Under the farm-in terms, Vitol shall acquire 70% participating interest in the block and assume operatorship should it decide to proceed with the drilling of the first well. Parallel to this, Vitol will continue to study the viability of developing the Octon field on a stand-alone basis, as well as that of a joint Galoc-Octon development. We are optimistic that the farm-out of the SC 6A block would eventually lead to the future development and production of at least one area of the SC 6A block over the medium-term. Your company's projected post-farm-out equity of more than 13% together with our share in the carried interest is expected to yield a fairly substantial share of future revenues.

Following the Sulu Sea (SC 41) consortium's successful negotiation with Tap Oil Limited of Australia, the farm-in agreement was signed in June 2006. The agreement provides that Tap Oil will fund the cost of a 300 square kilometer (sq km) 3D seismic program, estimated at US$3.0 million, and the cost of an option well in exchange for 58% equity and the operatorship of the block. Tap Oil's equity subsequently increased to 85% following the withdrawal of a partner which originally opted not to join the farm-out, but this equity interest was reduced to 50% after the entry of another foreign company, Salamander Energy Ltd.. Your company's post-farm-out equity in this block stands at 3.4%.

Tap Oil subsequently increased the coverage of the 3D seismic to 600 sq km. At this writing, the seismic data acquisition has started and we expect the whole process up to interpretation to be completed by year-end in fulfillment of the consortium's work commitment for the current contract year. The decision by Tap Oil with regard to their option to drill a well is expected within the first quarter of 2008.

With regard to the onshore Mindoro area (SC 53), we reported last year that your company retained our participation in this block with a 22% interest together with a Filipino group in exchange for 70% of our cost recovery account and Filipino Participation Incentive Allowance (FPIA) to Laxmi Organic Industries Ltd. of Thailand. Laxmi will extend a full cost carry to the Filipino partners up to the first mandatory well.

As part of its initial work program, Laxmi conducted a geochemistry survey over certain prospect areas of the southwest Mindoro basin. Soil samples were collected and analyzed in the United States using a proprietary microbial method which detects the presence of hydrocarbon-oxidizing microbes. Microbial anomalies have proven to be reliable indicators of subsurface oil and gas. Laxmi has submitted the final geochem survey report to the DOE.

Regarding the northwest Palawan deepwater project known to us as the SWAN Block formerly under GSEC 83 and 86, we reported last year that the DOE had granted certain service contracts (SC 57 and 58) to PNOC-EC whose acreages overlapped our SWAN block SC application which was filed earlier. To resolve the overlap, your company has proposed to PNOC-EC an arrangement where your company would acquire a carried interest from PNOC-EC in SC 57 and 58 in exchange for giving PNOC-EC a participating interest in West Linapacan under SC 14. At this writing, PNOC-EC is in the process of evaluating our proposal.

We are pleased to report that after a careful study, your company decided to purchase the outstanding capital stock of a local company, Phoenix Gas & Oil Exploration Company (PGO) whose sole assets consist of participating interests in certain petroleum service contract blocks in which your company also belongs. These include Galoc, West Linapacan, North Matinloc and Tara under SC 14 and Bonita under SC 6B. In addition, PGO is a carried interest party in SC 6A. We believe that the purchase of PGO presented a good opportunity for your company to beef up its holdings and potential revenue share in Nido, Matinloc, Galoc and Octon by way of higher participating interest and increased cost recovery account. We are confident that this investment will pay off in a relatively short period of time and will benefit your company in terms of higher share in oil revenues in the immediate future.

**Other Investments**

Our shareholders have been long-informed of the plan to sell some of your company's non-oil investments and to utilize the proceeds to pay down our existing debt. The sale of your company's remaining stockholdings in EPHI towards the middle of 2006 and in Anglo Philippine Holdings Corporation in early 2007 enabled us to retire a substantial part of your company's interest-bearing obligations to banks and other parties without having to place additional financial burden on our shareholders.

The past few years had seen your company experiencing difficulty in servicing its obligations mainly from a relatively low level of operating cash flows consisting of our oil revenues and partly from the occasional cash dividends from some of our equity investments. You will recall that due to this situation, we lost a large portion of our shareholdings in EPHI to a bank foreclosure in 2004. Under these circumstances, your company also found it necessary to issue calls on outstanding stock subscriptions, even going to the extent of foreclosing delinquent subscriptions so that these could be sold as treasury shares. The seriousness of your company's financial situation in the past was such that the external auditors expressed reservation about your company's capability to continue operating as a going concern in their audit reports covering the years 2003 to 2005. We are pleased to report that due to the dramatic improvement in your company's financial condition coupled with the positive outlook with regard to our petroleum projects, the audited financial statements for 2006 no longer carry this provision.

Your company continues to maintain equity investments in Penta Capital Investment Corporation, Penta Capital Holdings Corporation and Atlas Consolidated Mining and Development Corporation, including a number of smaller shareholdings in certain listed companies. The Penta Capital companies continue to be profitable and remain active in its financing, money market and investment banking operations. On the other hand, Atlas is well on its way towards the rehabilitation and reopening of its Toledo copper mine which used to be the largest in Asia until it was shut down in 1994. Atlas has been making regular shipments of ore from its nickel project in Palawan.

We intend to maintain our remaining non-oil investments as a counterbalance to the relatively risk-prone business of oil exploration. These investments do not pose any cash drain on your company and as proven from experience, could provide an important source of vital funds when the need arises.

**Summary and Outlook**

Your company now faces the future with much renewed confidence and optimism. The debt-reduction measures that we have implemented have immensely relieved the strain on our financial resources and have resulted in substantial savings in interest cost. We have successfully farmed out most of our petroleum projects under favorable terms where your company will be carried through the agreed work programs without any funding obligation on our part. More importantly, we expect the Galoc field and hopefully, Octon, to generate relatively sizeable revenues for your company in the near future. The strong positive shift in outlook is clearly reflected on the market price of the shares of your company, which had increased considerably since the early part of 2006 up to this writing.

Through the difficult times in the past and now as we look forward to the bright prospects ahead, we remain ever thankful to our shareholders for their continued support, to our directors for their guidance and counsel, to our officers and staff for their loyalty and dedication, and to our Lord, for His unceasing grace.

**ALFREDO C. RAMOS**
*Chairman and President*

May 15, 2007

# Petroleum Projects

**1.0 SERVICE CONTRACT NO. 6A (Octon)**

PHILODRILL, in its Exploration Operations Review for 2005, reported Vitol GPC Investments (Vitol GPC) expression of interest to farm-in into the Octon Block with the vision of integrating the field's development with the ongoing Galoc development. A draft farm-in agreement was eventually prepared by Vitol GPC and submitted for review by the Octon consortium.

Even while waiting for the farm-in negotiations to commence, Vitol GPC already embarked on a robust geophysical and geological study of the Octon Field, which started with a preliminary review of the available data including an examination of the Octon cores stored at the Department of Energy (DOE) Data Center. The core review was crucial in understanding the apparent failure of the Octon - 3 to flow oil during tests despite the encouraging hydrocarbon indications from drilling and wireline logs.

In October 2006, Vitol GPC reported the completion of their G & G studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and preliminary conceptual well and facilities design for the Octon Field based on a single directional well. They also commissioned an independent technical audit of their work to firm up their reserves figures. Vitol GPC had accomplished these activities at their sole cost of over US$200,000.

The reservoir models point to a proven area, the North Octon, and an area of additional potential, South Octon. The field's deterministic in-place volumes range from 14.9 to 18 million barrels (low to most likely case) coming from the North Octon. The farminee is also confident that hydrocarbons will also be found in the South Octon. Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas.

From their studies and models, Vitol GPC had identified different commercial options for the Octon Field, all of which involve a joint Octon - Galoc development. Unfortunately, these options give preferential advantage to the Galoc Field in terms of project start-up, development set-up, access to or use of facilities, services contracts (e.g. drilling rig) and payment of tariffs. Vitol GPC also came up with an estimated capital expenditure requirement for developing the field which was too high and unfavorable for a joint field development. Vitol GPC, however, still sees the potential for an Octon development and will also look for low-cost stand alone options, such as jack-up and barge concept, dry wellhead, less dependence on flowlines, among others.

In November 2006, the farminee submitted a revised farm-in proposal expressing their desire to continue to optimize the Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. The farm-in agreement was finally signed in March 2007 and eventually submitted for approval to the Department of Energy where it remains pending. Meanwhile, Vitol GPC continues with their technical evaluation program for the whole SC 6A Block.

**2.0 SERVICE CONTRACT NO. 6 (Cadlao)**

PHILODRILL resigned as operator of the Cadlao Block effective February 3, 2006. As a non-voting carried interest party, it would be inappropriate if PHILODRILL continues to be the operator. Oriental Petroleum & Minerals Corp. (Oriental) with 55.0563% participating interest was eventually designated as the new block operator.

As the new operator, Oriental continued promoting the block to potential partners. During the 3rd quarter of 2006, Oriental signed a confidentiality agreement with a potential farminee and facilitated the data release for the latter's technical and legal review of the Cadlao Block.

**3.0 SERVICE CONTRACT NO. 6B (Bonita)**

Negotiations between Basic Petroleum and Minerals, Inc., now Forum Energy Philippines Corporation (Forum Energy) and the Bonita Consortium continued in 2006. Forum Energy offered to conduct, at their own expense, seismic and sub-surface studies to firm up the recoverable reserves estimate and forecast potential production rates from the Bonita Field. The Bonita - 1 well, drilled in 1989, flowed at a maximum rate of 1,077 barrels of oil per day during tests.

As of time of writing, the Bonita Consortium had yet to receive indications from Forum Energy whether they will proceed with their farm-in offer. Block operator PHILODRILL continued to promote the area for possible farm-in.

**4.0 SERVICE CONTRACT NO. 14 (Nido and Matinloc Production Blocks)**

**Operations Review**

The combined oil production from the Nido and Matinloc Fields totaled 181,401 barrels in 2006, a decrease of 12.97% from the fields' combined output of 208,445 barrels in 2005. The significant decrease was due largely to the shutdown of both fields during certain periods of the year due to operational constraints such as frequent inclement weather and the dry-docking of the transport vessel in use. On March 30, 2006, production operations at the Matinloc Field were temporarily suspended to pave the way for the rehabilitation of the mooring buoy; operations resumed on May 20, 2006. At the Nido Field, operations were suspended in April and May due to the off-hiring of the chartered vessel pending re-accreditation by the crude buyer. The steady decline of the Matinloc rates also contributed to the decrease in total production for the year.

The consortium completed a total of nine (9) shipments from the two fields in 2006, all with Pilipinas Shell Petroleum

**2006 Crude Oil Production Summary**
(in barrels)

| | Nido | Matinloc | 2006 Total | *2005 Total* |
|---|---|---|---|---|
| January | 12,507 | 5,920 | **18,427** | *27,628* |
| February | 14,965 | 3,252 | **18,217** | *12,690* |
| March | 11,087 | 4,873 | **15,960** | *8,005* |
| April | 0 | 0 | **0** | *23,294* |
| May | 0 | 5,072 | **5,072** | *24,490* |
| June | 14,288 | 8,906 | **23,194** | *23,026* |
| July | 13,909 | 5,400 | **19,309** | *9,449* |
| August | 13,766 | 4,108 | **17,874** | *15,870* |
| September | 0 | 5,757 | **5,757** | *5,185* |
| October | 14,016 | 5,674 | **19,690** | *25,864* |
| November | 12,401 | 7,050 | **19,451** | *21,629* |
| December | 12,678 | 5,772 | **18,450** | *11,315* |
| **Total** | **119,617** | **61,784** | **181,401** | ***208,445*** |

Corporation (Shell) with whom the consortium signed another one-year crude oil sales agreement up to November 2007. The consortium is committed to deliver to Shell a nominated volume of 200,000 bbl of crude, subject to ± 10% operational tolerance. The consortium likewise renewed its contract for carriage with Delsan Shipping for the transport and delivery of the Nido crude, co-terminus with the Shell sales agreement.

PHILODRILL continued the implementation of a number of projects aimed at increasing production and mitigating operational hazards at the fields. Repair works on the platform deck and pipelines were completed during the early part of the year. We have pushed for the immediate completion of the fire deluge system upgrading at the Matinloc platform. Over at the Nido Field, a new three-phase pump system will be installed for the Nido B wells. A contractor for the pump system has been selected. Fabrication and installation of the pump system will be completed in about 30 weeks. PHILODRILL also studied the possibility of putting the Pandan field back into production to make up for the steady decline in the Matinloc output. However, results were marginal at best.

### Nido 1X1 Proposal

In October 2006, PHILODRILL received a farm-in proposal for the possible drilling and development of the Nido 1X1 structure. Venturoil, a start-up company, proposed to carry the SC 14A consortium through a phased program of geophysical and geological studies, drilling and development of the Nido 1X1 structure, to be carved out from the SC 14A (Nido Block). Since then, PHILODRILL has provided Venturoil with data on the Nido 1X1 structure. They are also currently reviewing data on the other areas of SC 14 and the Cadlao area under the cover of confidentiality.

Philippines-Cities Service, Inc. drilled the Nido 1X1 well in 1979, which flowed oil and associated water during tests.

### 5.0 SERVICE CONTRACT NO. 14 C-1 (Galoc)

The year under review saw major progressive developments concerning the Galoc Project. Block operator Galoc Production Company (GPC) started the year with the opening of its Singapore office on January 3, 2006. As the operations hub, most of the evaluation works, project tendering processes and monitoring will originate from the GPC Singapore office.

An important instrument that was secured by the consortium last year is the approval by the DOE of the Galoc Plan of Development (POD) for the project. The Galoc POD is anchored on a 2 horizontal well development program, with a sub-sea tieback to a floating production and storage facility. On March 15, 2006, the DOE approved the POD, subject to the execution of an extended production test (EPT) agreement between the DOE and GPC. A six-month EPT agreement was submitted to and eventually approved by the DOE in August 2006, thus formally completing the DOE's approval of the Galoc Project. Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new Joint Operating Agreement that will govern the SC 14C-1 Block affairs was also approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement, was also approved and signed during the year. The Block C Agreement defines the distribution to all parties of the revenues from the Galoc field production.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project, particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. GPC signed a deal with Jet Drilling for the use of the drillship "Energy Searcher" for the drilling of an initial 1 pilot well and 2 production wells in the Galoc Field. In addition, the operator awarded the well engineering, procurement and construction contract to Advanced Well Technologies while the contract for the floating production, storage and offloading vessel was awarded to Rubicon Offshore for the "Rubicon Intrepid" tanker. GPC is currently finalizing the contract for the installation of subsea equipment while the fabrication of the mooring-riser system and process equipment is ongoing.

Development drilling at the Galoc Field is expected to start in mid-August 2007. Each of the contemplated horizontal well is expected to have a production capability of 15,000 barrels of oil per day (BOPD) but GPC plans to control production rate to an initial production plateau of 17,500 BOPD for the first 12 – 24 months. First oil is currently scheduled for the 1st quarter of 2008.

PHILODRILL holds a 6.398% carried participating interest on the Galoc Block.

## 6.0 SERVICE CONTRACT NO. 14 C-2 (West Linapacan)

In January 2006, Nido Petroleum expressed interest to farm-in into the West Linapacan Block by submitting a farm-in terms sheet to be the basis for a heads of agreement pursuant to which a farm-in agreement maybe prepared and pursued. At almost the same period, the West Linapacan consortium also received an expression of interest from Framework Capital Solutions (Framework), a Singapore-based company acting as arranger for a multi-strategy US-based fund interested in investing in the re-development of the West Linapacan Field. Framework had already started discussions with PNOC-EC, which also expressed interest in participating in the project.

Upon careful review and evaluation of the proposals, the consortium gave priority to the farm-in offer of Framework. The initial work program being offered was for a series of geophysical and geological studies at the end of which the farminee would decide whether to continue with the re-activation of the field or not. Framework formalized their offer with a presentation of their work program in March 2006 and the submission of a draft Memorandum of Agreement (MOA) for the consortium's review and consideration. Under the proposed MOA, Framework will pay 100% of the farming out parties' share of the G & C costs up to the first commercial oil to earn 75% of the farmors' equity.

During negotiations, some of the partners expressed non-interest in the farm-in proposal. Despite this, Framework expressed willingness to negotiate with the farming out parties. As a gesture of their seriousness with their farm-in offer, they commissioned an independent study to evaluate the West Linapacan Field.

In December 2006, Framework backed out of their farm-in initiative. They cited as reasons the results of the Gaffney – Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner PNOC-EC, whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

In January 2007, US-based Pitkin Petroleum Limited and the Singapore-based Pearl Energy Limited submitted a joint farm-in proposal for West Linapacan Block for them to earn 70% participating interest in exchange for carrying the farming-out parties in the drilling of one exploration well. PHILODRILL was authorized to give a counter-proposal to the farminees patterned after the Galoc deal, that is, a full carry to first oil for 75% participating interest.

PHILODRILL also received expressions of interest from Yilgarn Gold Limited of Australia to evaluate the West Linapacan Block. Eventually, Yilgarn and Pearl Energy decided not to pursue their interest while Pitkin submitted their revised farm-in proposal for the partners' consideration.

Pitkin's farm-in proposal is essentially a multi-phased approach to exploring the potential of the block and developing existing and, if discovered, new fields in the area. For Phase 1, Pitkin offered to conduct 3D seismic reprocessing and interpretation, petrophysical and stratigraphic studies and reservoir engineering, among others. Phase 2 includes the drilling of 1 well, sub-sea facilities inspection and reserves re-certification which are all at the discretion of the farminee. Phase 3 of the proposal will involve the development of 1 field up to commercial "first oil", again the conduct of which is at the discretion of the farminee.

The SC 14 partners have held and continue to hold meetings to discuss and agree on the merits of the Pitkin proposal.

## 7.0 SERVICE CONTRACT NO. 41 (Sulu Sea)

In early 2006, the SC 41 Consortium received separate farm-in offers from Tap Oil of Australia, Mitra Energy out of Kuala Lumpur and Pearl Resources, based in Singapore, and Burgundy, a local firm. On the basis of their individual programs for the Sulu Sea Block, the consortium chose Tap Oil because they offered the more robust work program.

Tap Oil initially offered to pay 100% of the farmors' share in a 300 sq km 3D seismic data acquisition, processing and interpretation program, at an estimated cost of US$3M, and a full carry for an option well to earn 76% of the farmors' equity. This will give Tap Oil about 58% equity and the operatorship of the block. The block operator Basic Petroleum opted not to farm-down their equity. For its part, PHILODRILL offered to farm-out part of its original 16.599% equity share in the block.

Tap Oil's entry into the Sulu Sea Block was formalized on June 23, 2006, the date their farm-in became effective. Basic Petroleum (which later on was bought out by Forum Energy) eventually turned over the operatorship of the block. As the new operator, Tap Oil submitted the Contract Year 9 Work Program and Budget outlining the key activities for Year 9, which included a prospectivity review of the whole block prior to the contemplated 3D seismic data acquisition. They also started evaluating submitted tenders from different geophysical contractors.

In September, Forum Energy withdrew from the SC 41 consortium, with their entire interests assigned to Tap Oil. PHILODRILL together with Oriental Petroleum, Anglo Philippines Holdings Corp., South China, Philex Mining and Southwest Resources, are now the "continuing parties" with their respective interests, prior to Forum's exit, maintained. PHILODRILL now holds a 3.398% carried interest on the Sulu Sea Block.

The programmed 3D survey coverage of 300 sq km was increased to not less than 600 sq km to allow Tap Oil to mature leads in the northeast portion of the block. With the expected increase in data volume to be generated by the survey, Tap Oil requested for and was granted by the DOE in January 2007 an extension of the Contract Year 9 by a period of 12 months ending on 10 May 2008 and a corresponding extension of the Contract Year 10 until 10 May 2009. The DOE likewise approved the deferment of the 25% relinquishment of the original area after the conclusion of the 3D seismic data interpretation, as Tap Oil requested, but not later than the end of 2007.

In February 2007, Tap Oil entered into a farm-out agreement with Salamander Energy Plc., earning for Salamander a 35% interest in SC 41 by contributing to the cost of the forward work program including the planned seismic data acquisition and processing. Tap Oil retained 50% of its original earned 85% interest, as well as the operatorship of the block.

Tap Oil and Salamander commenced their 3D acquisition last May 7, 2007 with CGG Veritas as contractor using the seismic vessel M/V Voyager.

**8.0 SERVICE CONTRACT NO. 53 (Onshore Mindoro)**

The DOE approved on February 22, 2006 the Participation Agreement (PA), which PHILODRILL executed with Laxmi Organic Industries Ltd. (Laxmi) in August 2005. Prior to the DOE approval of the PA, PHILODRILL had secured the participation of Anglo Philippines Holdings and Basic Consolidated to the extent of 5% and 3% interest, respectively. PHILODRILL retained the 22% of the original 30% participating interest it earned under the agreement.

Early last year, Laxmi embarked on a robust program starting with the retrieval of vintage early '80s seismic field data, the interpretation results of which were to be integrated with the results of the ongoing geochemistry study of the area. The operator likewise acquired and interpreted proprietary remote sensing data with the initial results used to design the geochemistry survey. For the geochemistry program, Laxmi contracted Geo-Microbial Technologies (GMT), a company based in Oklahoma, USA, to conduct extensive geochemical sampling in SC 53. The survey commenced last October 22, 2006 and was temporarily suspended on December 13, 2006 pending the analyses results of the collected field samples. Around 2,015 soil samples were collected in Areas A, B, C and D located in southwest Mindoro basin within the thrust belt area. These samples were analyzed in the US using the proprietary Microbial Oil Survey Technique, developed by GMT for Phillips Petroleum more than 30 years ago and which has gained relatively high global success rate in terms of commercial petroleum discoveries.

Laxmi is currently integrating the results from the recently completed geochemical survey with geological and geophysical data. The initial results of the integrated studies validated a lot of the prospects previously identified in Onshore Mindoro. Laxmi recently presented the results of the completed works to the DOE and is currently negotiating for the acceptance of these studies as compliance with the outstanding work obligations of the consortium for the block.

Meanwhile, Lundin Petroleum expressed interests on the Onshore Mindoro block and has signed a confidentiality agreement with Laxmi. Representatives of Lundin visited Manila in March to begin due diligence work on the block.

**9.0 SWAN BLOCK (Deepwater Northwest Palawan)**

The DOE awarded Service Contract No. 58 – West Calamian Block to PNOC-EC in January 2006. The contract covered the southwestern half of the long-pending SWAN Block application submitted to the DOE by PHILODRILL on behalf of the SWAN Block Consortium. The DOE had earlier awarded to PNOC-EC the SC 57 – Calamian Block that covered the rest of the SWAN area.

As these events were developing, the consortium had been in communication with the DOE expressing its concern for the apparent inaction of the DOE on its application, including the consortium's initiative to convert the GSEC application into a full SC application. The consortium also explored the possibility of negotiating with PNOC-EC on the participation of the group in their exploration of the area, which PNOC-EC had turned down. More recent communications from the DOE failed to sufficiently explain different unresolved issues, which the consortium continuously asked for judicious resolution.

In January 2007, lead applicant PHILODRILL wrote PNOC-EC to ask for the consortium's inclusion as carried partners in the block. Under the proposed participation agreement, PHILODRILL will get 15% carried interest in each of SCs 57 and 58, to be taken from the carried interest that PNOC-EC had negotiated with their foreign partners. In exchange, PHILODRILL will assign to PNOC-EC 5% participating interest in SC 14 C-2 West Linapacan Block. One advantage of the proposed arrangement is that both the SC 57 and SC 58 consortia will gain from the cost recovery pool of about US$23 M that the SWAN Block will be contributing, as well as gain access to PHILODRILL's extensive database on the SWAN Block.

As of time of writing, PNOC-EC continues to conduct their evaluation studies on the West Linapacan block to valuate the 5% West Linapacan equity to justify the 15% equity that they will give up in return to the SWAN Block Consortium.

# Statement of Management's Responsibility for Financial Statements

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2006, 2005 and 2004. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weakness in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

**ALFREDO C. RAMOS**
*Chairman of the Board/Chief Executive Officer*

**REYNALDO E. NAZAREA**
*Chief Financial Officer*

# REPORT OF INDEPENDENT AUDITORS

**SGV & Co**

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying financial statements of The Philodrill Corporation, which comprise the balance sheets as at December 31, 2006 and 2005, and the related statements of income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

We did not audit the 2005 and 2004 financial statements of EDSA Properties Holdings Inc. (EPHI) and PentaCapital Investment Corporation (PentaCapital), the investments in which are reflected in the financial statements under the equity method of accounting. The investments in EPHI and PentaCapital represent about 39% of the Company's total assets as of December 31, 2005, and the equity in their net earnings represent about 30% and 16% of total revenues in 2005 and 2004, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI and PentaCapital, is based solely on the report of the other auditors. The other auditors report on PentaCapital was qualified with respect to the matters discussed in Note 9 to the financial statements. As stated also in Note 9, the Company adjusted the financial statements of PentaCapital to conform to Philippine Financial Reporting Standards.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the following paragraph, we conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained and the report of other auditors are sufficient and appropriate to provide basis for our audit opinion.

We were unable to perform sufficient additional procedures on the financial statements of PentaCapital Holdings, Inc. (Penta Holdings) and we were unable to satisfy ourselves by means of other auditing procedures on the carrying amount of the Company's investment in Penta Holdings of ₱43.6 million and ₱42.3 million as of December 31, 2006 and 2005, respectively, and the corresponding equity in net earnings (losses) of ₱1.2 million, (₱2.4 million) and ₱0.3 million in 2006, 2005 and 2004, respectively.

**Opinion**
In our opinion, based on our audits and the reports of other auditors, except for the effects on the financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures, and satisfy ourselves as to the investment in and equity in net losses or net earnings of Penta Holdings as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2006 and 2005, and its financial performance and its cash flows for the three years in the period ended December 31, 2006 in accordance with Philippine Financial Reporting Standards.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized costs of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

SYCIP GORRES VELAYO & CO.

J. Carlitos G. Cruz
Partner
CPA Certificate No. 49053
SEC Accreditation No. 0072-AR-1
Tax Identification No. 102-084-648
PTR No. 0266538, January 2, 2007, Makati City

April 26, 2007

# Balance Sheets

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents (Note 5) | ₱5,239,364 | ₱8,692,353 |
| Receivables - net (Note 6) | 78,609,623 | 100,011,426 |
| Crude oil inventory | 12,409,228 | 1,954,754 |
| Advances to related companies (Note 18) | 34,852,062 | 66,180,434 |
| Other current assets | 135,167 | 166,611 |
| **Total Current Assets** | 131,245,444 | 177,005,578 |
| **Noncurrent Assets** | | |
| Deferred oil exploration costs - net (Notes 2, 7 and 11) | 807,168,493 | 805,248,819 |
| Investments in associates (Note 9) | 203,337,072 | 929,398,112 |
| Property and equipment - net (Notes 2, 7 and 8) | 281,348,210 | 296,420,442 |
| Available-for-sale (AFS) investments (Note 10) | 128,141,879 | 84,555,279 |
| Investment properties - net (Note 12) | 164,209 | 325,957 |
| Other noncurrent assets | 1,047,715 | 64,500 |
| **Total Noncurrent Assets** | 1,421,207,578 | 2,116,013,109 |
| **TOTAL ASSETS** | ₱1,552,453,022 | ₱2,293,018,687 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Loans payable (Note 13) | ₱21,415,114 | ₱28,248,902 |
| Trade and other payables (Notes 7 and 14) | 30,996,336 | 118,185,737 |
| Current portion of long-term debt (Note 15) | 80,724,515 | 84,987,965 |
| Advances from related companies (Note 18) | 35,457,474 | 257,595,614 |
| Dividends payable | 5,013,853 | 5,013,853 |
| Subscriptions payable | 1,652,742 | 1,662,742 |
| Income tax payable | 1,143,894 | 539,965 |
| **Total Current Liabilities** | 176,403,928 | 496,234,778 |
| **Noncurrent Liability** | | |
| Pension liability (Note 22) | 1,043,136 | 659,815 |
| **Equity** | | |
| Capital stock - ₱0.01 par value in 2006 and ₱1 par value in 2005 (Note 16) | | |
| Authorized - 155.0 billion shares in 2006 and 1.55 billion shares in 2005 | | |
| Issued | 1,527,632,861 | 1,482,073,379 |
| Subscribed | 7,311,155 | 52,870,637 |
| Subscriptions receivable | (1,157,679) | (2,112,487) |
| Paid in capital from sale of treasury (Note 16) | 1,624,012 | - |
| Share in associate's revaluation increment (Note 9) | - | 294,860,608 |
| Unrealized valuation losses on AFS investments (Note 10) | (82,807,262) | (129,737,028) |
| Retained earnings (deficit) (Note 16) | (77,597,129) | 98,168,985 |
| **Total Equity** | 1,375,005,958 | 1,796,124,094 |
| **TOTAL LIABILITIES AND EQUITY** | ₱1,552,453,022 | ₱2,293,018,687 |

*See accompanying Notes to Financial Statements.*

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **REVENUES** | | | |
| Share in petroleum operations (Notes 2 and 7) | ₱147,043,008 | ₱78,738,794 | ₱37,575,381 |
| Equity in net earnings of associates (Note 9) | 5,796,937 | 38,282,287 | 9,709,961 |
| Miscellaneous | 2,101,638 | 3,131,318 | 1,135,958 |
| | 154,941,583 | 120,152,399 | 48,421,300 |
| **INTEREST INCOME** (Note 18) | 5,748,273 | 9,591,242 | 9,898,490 |
| **FOREIGN EXCHANGE GAINS** - net (Note 7) | 3,607,623 | 3,795,918 | 1,983,232 |
| **COSTS AND EXPENSES** | | | |
| Loss on disposal of shares of stock (Note 9) | (194,860,000) | - | (255,720,486) |
| Share in costs and operating expenses (Notes 7 and 19) | (89,710,943) | (53,848,004) | (28,034,642) |
| General and administrative expenses (Note 20) | (29,875,565) | (23,053,826) | (14,932,953) |
| Interest and financing charges (Notes 2, 13, 15 and 18) | (22,971,000) | (48,571,843) | (31,965,741) |
| Provision for probable losses on deferred oil exploration costs (Notes 2 and 11) | - | (4,556,684) | (37,528,646) |
| | (337,417,508) | (130,030,357) | (368,182,468) |
| **INCOME (LOSS) BEFORE INCOME TAX** | (173,120,029) | 3,509,202 | (307,879,446) |
| **PROVISION FOR INCOME TAX** (Note 23) | 2,646,085 | 764,407 | 402,066 |
| **NET INCOME (LOSS)** (Note 17) | (₱175,766,114) | ₱2,744,795 | (₱308,281,512) |
| **INCOME (LOSS) PER SHARE** (Note 17) | | | |
| Basic | (₱0.0011) | ₱0.0018 | (₱0.2008) |
| Diluted | (₱0.0011) | ₱0.0018 | (₱0.2008) |

*See accompanying Notes to Financial Statements.*

# Statements of Changes in Equity

**For the Years Ended December 31, 2006, 2005 and 2004**

| | Capital Stock (Note 16) | | | Paid in Capital from Sale of Treasury (Note 16) | Share in Associate's Revaluation Increment (Note 9) | Unrealized Losses On Decline in Market Value (MV) of Investments | Unrealized Valuation Losses on AFS Investments (Note 10) | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Issued | Subscribed | Subscriptions Receivable | | | | | | |
| Balances at January 1, 2004 | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱ - | ₱438,932,589 | (₱200,752,169) | ₱ - | ₱403,705,702 | ₱2,174,717,239 |
| Recovery in MV of marketable securities | - | - | - | - | - | 28,192,000 | - | - | 28,192,000 |
| Share in change in associate's revaluation increment | - | - | - | - | (373,228) | - | - | - | (373,228) |
| Disposal of associate's shares | - | - | - | - | (143,698,753) | 14,140,602 | - | - | (129,558,151) |
| Net loss for the year | - | - | - | - | - | - | - | (308,281,512) | (308,281,512) |
| Balances at December 31, 2004 | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱ - | ₱294,860,608 | (₱158,419,567) | ₱ - | ₱95,424,190 | ₱1,764,696,348 |
| | | | | | | | | | |
| Balances at December 31, 2004 | ₱1,482,066,842 | ₱52,877,174 | (₱2,112,899) | ₱ - | ₱294,860,608 | (₱158,419,567) | ₱ - | ₱95,424,190 | ₱1,764,696,348 |
| Effect of adoption of PAS 39 (Note 3) | - | - | - | - | - | 158,419,567 | (158,419,567) | - | - |
| Balances at January 1, 2005 | 1,482,066,842 | 52,877,174 | (2,112,899) | - | 294,860,608 | - | (158,419,567) | 95,424,190 | 1,764,696,348 |
| Issuances of shares | 6,537 | (6,537) | 412 | - | - | - | - | - | 412 |
| Net unrealized valuation gains on AFS investments | - | - | - | - | - | - | 28,682,539 | - | 28,682,539 |
| Net income for the year | - | - | - | - | - | - | - | 2,744,795 | 2,744,795 |
| Total income recognized for the year | - | - | - | - | - | - | 28,682,539 | 2,744,795 | 31,427,334 |
| Balances at December 31, 2005 | ₱1,482,073,379 | ₱52,870,637 | (₱2,112,487) | ₱ - | ₱294,860,608 | ₱ - | (₱129,737,028) | ₱98,168,985 | ₱1,796,124,094 |
| | | | | | | | | | |
| Balances at January 1, 2006 | ₱1,482,073,379 | ₱52,870,637 | (₱2,112,487) | ₱ - | ₱294,860,608 | ₱ - | (₱129,737,028) | ₱98,168,985 | ₱1,796,124,094 |
| Issuance of shares | 45,559,482 | (45,559,482) | - | - | - | - | - | - | - |
| Collection of subscriptions receivable | - | - | 954,808 | - | - | - | - | - | 954,808 |
| Sale of treasury shares | - | - | - | 1,624,012 | - | - | - | - | 1,624,012 |
| Reversal due to sale of investment | - | - | - | - | (294,860,608) | - | - | - | (294,860,608) |
| Subtotal | 1,527,632,861 | 7,311,155 | (1,157,679) | 1,624,012 | - | - | (129,737,028) | 98,168,985 | 1,503,842,306 |
| Net unrealized valuation gains on AFS investments | - | - | - | - | - | - | 46,929,766 | - | 46,929,766 |
| Net loss for the year | - | - | - | - | - | - | - | (175,766,114) | (175,766,114) |
| Total income (loss) recognized for the year | - | - | - | - | - | - | 46,929,766 | (175,766,114) | (128,836,348) |
| Balances at December 31, 2006 | ₱1,527,632,861 | ₱7,311,155 | (₱1,157,679) | ₱1,624,012 | ₱ - | ₱ - | (₱82,807,262) | (₱77,597,129) | ₱1,375,005,958 |

*See accompanying Notes to Financial Statements.*

# Statements of Cash Flows

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Income (loss) before income tax | (₱173,120,029) | ₱3,509,202 | (₱307,879,446) |
| Adjustments for: | | | |
| Loss on disposal of shares of stock (Note 9) | 194,860,000 | - | 255,720,486 |
| Interest and financing charges | 22,971,000 | 48,571,843 | 31,965,741 |
| Depletion, depreciation and amortization | 2,289,307 | 4,421,153 | 3,514,068 |
| Equity in net earnings of associates (Note 9) | (5,796,937) | (38,282,287) | (9,709,961) |
| Interest income | (5,748,273) | (9,591,242) | (9,898,490) |
| Unrealized foreign exchange gains | (3,441,181) | (698,551) | (1,983,232) |
| Provision for probable losses on deferred oil exploration costs (Note 11) | - | 4,556,684 | 37,528,646 |
| Operating income before working capital changes | 32,013,887 | 12,486,802 | 742,188 |
| Decrease (increase) in: | | | |
| Receivables | 24,842,984 | (5,141,849) | 2,932,182 |
| Crude oil inventory | (10,454,474) | 3,546,742 | (5,501,496) |
| Other current assets | 31,444 | 80,941 | 365,830 |
| Increase (decrease) in: | | | |
| Trade and other payables | (30,668,336) | (13,858,548) | 6,254,646 |
| Pension liability (Note 22) | 1,383,321 | 1,295,839 | 755,668 |
| Net cash generated from (used in) operations | 16,148,826 | (1,590,073) | 4,064,642 |
| Interest received | 5,748,273 | 67,734 | 7,087 |
| Interest and financing charges paid | (27,642,240) | (25,441,419) | (15,642,337) |
| Income taxes paid | (2,042,156) | (224,442) | (402,066) |
| Net cash used in operating activities | (7,787,297) | (27,188,200) | (11,972,674) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Proceeds from sale of investment in associate | 214,145,742 | - | - |
| Proceeds from sale (payments for purchase) of AFS investments | 3,343,166 | (13,755) | - |
| Reductions in (additions to): | | | |
| Property and equipment | (10,913,525) | (4,655,509) | (3,732,283) |
| Advances to related companies | (9,384,185) | (1,347,769) | (682,411) |
| Deferred oil exploration costs | (1,919,674) | (11,651,942) | (19,493,535) |
| Other noncurrent assets | (983,215) | 783,117 | 329,047 |
| Subscription payable | (10,000) | - | - |
| Cash dividends received | - | 9,280,555 | 5,038,183 |
| Share in movements of wells, platforms and other facilities | - | - | 4,850,513 |
| Net cash from (used in) investing activities | 194,278,309 | (7,605,303) | (13,690,486) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from: | | | |
| Sale of treasury shares | 42,336,569 | - | - |
| Collection of subscriptions receivable | 954,808 | 412 | - |
| Advances from related companies | - | 143,218,490 | 7,257,453 |
| Loan availment | - | - | 20,000,000 |
| Payments of: | | | |
| Advances from related companies | (222,138,140) | - | - |
| Loans payable | (6,833,788) | (29,697,384) | (542,500) |
| Long-term debt | (4,263,450) | (73,322,578) | - |
| Net cash from (used in) financing activities | (189,944,001) | 40,198,940 | 26,714,953 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | (3,452,989) | 5,405,437 | 1,051,793 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 8,692,353 | 3,286,916 | 2,235,123 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 5)** | ₱5,239,364 | ₱8,692,353 | ₱3,286,916 |

*See accompanying Notes to Financial Statements.*

# NOTES TO FINANCIAL STATEMENTS

## 1. Corporate Information

The Philodrill Corporation (the Company or TPC) was registered with the Philippine Securities and Exchange Commission (SEC) on June 26, 1969 as an oil exploration and production company. It is also an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engaged in real estate and the others in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding associates as of and for the years ended December 31, 2006 and 2005 is presented in Note 9.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2006 and 2005 and for each of the years in the period ended December 31, 2006 were authorized for issue by the Board of Directors on April 26, 2007.

## 2. Status of Operations and Management Plans

Petroleum Operations
The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSECs) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido and Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets.

The Company's participating interests in the different SCs as of December 31, 2006, 2005 and 2004 are as follows:

| | Participating Interest (in percentage) | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| SC 6 (Northwest Palawan) | | | |
| Block A (Octon) | 43.330 | 43.330 | 43.330 |
| Block B (Bonita) | 21.875 | 21.875 | 21.875 |
| Cadlao Block | –* | –* | –* |
| SC 14 (Northwest Palawan) | | | |
| Block A (Nido) | 26.106 | 26.106 | 26.106 |
| Block B (Matinloc) | 41.608 | 41.608 | 41.608 |
| Block B-1 (North Matinloc) | 17.850 | 17.850 | 17.850 |
| Block C-1 (Galoc) | 6.397 | 6.397 | 25.588 |
| Block C-2 (West Linapacan) | 25.588 | 25.588 | 25.588 |
| Block D (Retention Block) | 33.751 | 33.751 | 33.751 |
| Tara Block | 22.500 | 22.500 | 22.500 |
| SC 41 (Sulu Sea) | 3.398*** | 15.480 | 2.322 |
| SC 53 (Onshore Mindoro) | 22.000 | 30.000** | 79.455 |
| SWAN Block (Northwest Palawan) | 32.975 | 32.975 | 32.975 |
| SW Palawan | 0.000 | 0.000 | 1.950 |

* Carried cost interest with revenue interest of 0.803
** Combined participating interest with Anglo Philippine Holdings Corporation (APHC) and Basic Petroleum and Minerals, Inc. (BPMI)
*** Subject to DOE approval of transfer to TAP (Philippines) Pty. Ltd.

*SC 6 BLOCK A*

The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium. However, due to the unavailability of a drilling rig, ROII requested for the deferment of its drilling commitment. ROII also reported that its principal investors have decided to defer operations in the Philippines pending resolution of certain legal issues concerning exploration activities in the country by foreign companies. In view of the technical and legal problems facing ROII, the DOE extended the deadline until September 2004. Following the failure of ROII to drill its commitment well on the agreed deadline, the consortium agreed that the Farm-out Agreement with ROII had lapsed and the farmed out interest automatically reverted back to the consortium. With this development, the Company in its capacity as block operator, had started promoting the area.

In early 2005, the consortium received expressions of interest from a number of companies including Black Gold Resources, Commissioning Services, Inc. and Kuwait Foreign Petroleum Exploration Company. For varying reasons, however, no farm-out deal was concluded.

In August 2005, Vitol Services Limited (Vitol) expressed their interest to farm-in into the Octon Block. Together with Cape Energy and Team Oil, Vitol are developing the nearby Galoc field and they deemed it prudent to integrate the development of the Octon Field with Galoc.

In October 2006, Vitol reported the completion of their geophysical and geological studies including, among others, the full 3D seismic data interpretation of the Octon structure, static and dynamic reservoir modeling, advanced core studies, and well and facilities for the Octon Field based on a single directional well. The Vitol reservoir models point to a proven area, the North Octon, and an area of additional potential (South Octon). Based on the results of the core studies, the Octon-3 area could also have an upside potential. All the areas examined are also believed to contain significant volumes of gas. From their studies and models, Vitol had identified different commercial options for the Octon Field, all of which involve a joint Octon - Galoc development.

In November 2006, Vitol submitted a revised farm-in proposal expressing their desire to continue to optimize Octon development options, and in tandem, to re-focus on exploration of other areas outside of the Octon area and come up with a drilling prospect within a year's time. As of December 31, 2006, the Octon consortium was still evaluating the merits of the revised Vitol farm-in proposal.

*SC 6 BLOCK B*

Production and exploration activities on SC 6B remain suspended.

In October 2005, BPMI expressed their intent to farm-in into the SC 6B Block. BPMI offered to conduct, at their own expense, seismic and subsurface studies to firm up recoverable reserve estimates and forecast potential production rates and performance from the Bonita field. On the basis of BPMI's farm-in offer, a work program for 2006 consisting of the aforementioned activities at an initial budget of $50,000 was submitted to the DOE. Communications and negotiations between BPMI and the Bonita consortium are ongoing for mutually acceptable farm-in terms.

In 2006, negotiations between BPMI, now Forum Energy Philippines Corporation (Forum) and the Bonita consortium continued. As of the end of December 2006, the Bonita consortium had yet to receive indication from Forum whether they will proceed with their farm-in offer. The Company is still continuing to promote the area for possible farm-in.

*SC 14*

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. Until April 2004, SC 14 was under the operatorship of Alcorn Production (Philippines), Inc. (APPI). However, starting May 2004, operatorship of SC 14 was transferred to the Company. Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion.

During the year, production activities continued in Blocks A and B of SC 14. However, production activities in Blocks C of SC 14 remained suspended. Galoc Production Company (GPC) continued its preparations for the eventual commissioning and installation of production facilities for the reactivation of Galoc field in Block C.

In August 2003, the Consortium's crude oil sales agreement with its sole customer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. In February 2004, the Consortium signed a crude oil sales agreement with another customer for the spot sale of crude oil produced from the Nido and Matinloc Oilfield. In November 2004, the Consortium renegotiated the crude oil sales agreement into a one year contract for the sale of crude oil of approximately 246,000 barrels at prices defined in the agreement. This contract was renewed for another year in November 2005 and in November 2006.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Alcorn Production Phils., Inc. (APPI), and Altisima Energy, Inc. (collectively, the Seller) entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Inc. (BPMI), Oriental Petroleum & Minerals Corp. (OPMC), Linapacan Oil & Gas Power Corp., Nido Petroleum, Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the Buyer). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets; (b) contracts, data, information and related materials; (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables; (d) crude oil held or saved in the production facility after the Effective Date; and, (e) the jointly contributed operating expense fund and contingency fund (collectively, the Interests) incident to its ownership and operation of the SCs.

The significant terms of the Agreement follow:

a. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the SCs and respective Joint Operating Agreements, including but not limited to, the obligation to plug and abandon the useless platforms and other off-shore facilities;

b. The Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to the Closing Date on April 30, 2004; and,

c. At any time prior to the Closing Date, the Buyer, but not the Seller, may, in its sole and absolute discretion, notify the Seller that it does not intend to acquire the Interests, in which case; the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, the Seller will transfer the Interests to the Buyer at the Closing Date pursuant to a mutually acceptable Purchase and Sale Agreement, that will include the following significant terms and conditions, among others:

    i. All Interests will be conveyed on an "as is, where is" basis and the Buyer will assume all rights, responsibilities and obligations in connection with such interests as more fully described in the Agreement;

    ii. The Effective Date of the transfer shall be February 1, 2004, and the Closing Date shall be on April 30, 2004; and,

    iii. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

The withdrawal and assignment of the Seller's participating interests to the remaining Consortium members were finally completed on June 30, 2004. APPI was the operator of SC 14 until June 30, 2004. As a result of the assignment, the Company, together with OPMC and BPMI became the joint operators of SC 6 and 14 designating the Company as the lead operator starting July 1, 2004. The participating interests of the Seller were assigned on a pro-rata basis to the remaining Consortium members.

Beginning March 2004, the Company, together with other SC 14 Consortium members, received several proposals from various companies to increase and enhance production in Blocks A and B and to revive past oil discoveries in Blocks C of SC 14.

In October 2006, the Company received another farm-in proposal for the possible drilling and development of Nido 1X1 structure. Venturoil, a start-up company, proposed to carry the SC 14-A consortium through a phased program of geophysical and geological studies, drilling and development of the Nido 1X1 structure, to be carved out from the SC 14-A (Nido Block). The proposal was forwarded to the partners for review.

*SC 14 C-1 Galoc Block*

In November 2002, the Company and the other members of the SC 14 Consortium entered into a study agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. On November 13, 2003, the foreign company notified the SC 14 Consortium that it has completed the phased study on the Galoc Field. The study showed that the field has 23 million barrels of recoverable reserves. Based on the result of the study, the foreign company decided not to pursue the development of the Galoc Field.

In September 2004, the Company, together with other SC 14 Consortium members, entered into a farm-in agreement (the Agreement) with a UK-based and an Australian-based company (collectively, the Farmees) to farm-in to the Galoc Field in Block C of SC 14 (the Galoc Block). The Agreement provides for, among others, the designation of the Farmees as the Operator and the assignment of 58.29% participating interest, with the existing Filipino partners carried free in the development of the production area in exchange for the contribution of the working capital, technical expertise and other resources to develop the Galoc Field.

In August 2005, the GPC was formed as the special purpose company to accept the assigned 58.29% participating interest and assume operatorship of the Galoc Block.

In August 2006, the consortium secured an approval from the DOE regarding the Galoc Plan of Development (POD). Additionally, the Department of Environment and Natural Resources through the Environmental Management Bureau, granted the Environmental Compliance Certificate to the Galoc Area Development which also covers the Octon Field in SC 6A.

A new Joint Operating Agreement that will govern the SC 14 C-1 Block affairs was approved and adopted by the consortium on September 12, 2006 after several months of discussions and negotiations among the consortium members. Another important document, the Block C Agreement that will define the distribution to all parties of the revenues from the Galoc field production, was also approved and signed during the year.

For the most part of the second semester of 2006, GPC focused on reviewing tenders, negotiating and awarding contracts for the various aspects of the Galoc Project particularly for the drilling rig, tubulars and sub-sea facilities and production/storage vessel. As of December 2006, GPC was finalizing the contract for installation of subsea equipment, mooring-riser system and process equipment.

Development drilling at the Galoc Field is expected to start in August 2007. First oil is planned for the 1st quarter of 2008.

*SC 14 C-2 West Linapacan Block*

In December 2006, Framework backed out of their farm-in initiative into the West Linapacan Block. They cited as reasons the results of the Gaffney-Cline study that point to the very high technical risks involved in the re-activation of the West Linapacan Field. Also, the recent changes in the top management of their technical partner PNOC-EC, whose key persons they were initially dealing with have since resigned and been replaced, added to the already difficult course of negotiations with a number of consortium members.

Recently, Pitkin Petroleum PLC and Pearl Oil Resources jointly submitted a farm-in proposal for West Linapacan for them to earn 70% participating interest in exchange for a one well carry. The Company had been authorized by the consortium to negotiate with the farminees. The Company's counter-offer is a full carry of the West Linapacan consortium up to first oil for 75% participating interest.

The suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the realization of unamortized cost of wells, platforms and other facilities, and deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions which are dependent upon the development of the Galoc area and other areas under Service Contract 14, as well as the ability of the different consortia to mature certain prospects in the other contract areas.

*SC 41*

In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal), the block operator, the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company, which used to have a participating equity of 9.125% in Block A, now has a 2.322% participating interest in the entire contract area.

The consortium has fully complied with the work program for the first seven-year exploration stage of the contract. However, during the consortium meeting held last January 10, 2005, Unocal informed the partners of its intent to drop out of the service contract. Unocal's appreciation of the last two wells drilled, which yielded generally negative results, prompted this decision. Sandakan Oil, BHP Billiton and TransAsia have also withdrawn, leaving a small all-Filipino consortium. The new consortium had successfully negotiated a reduction in the work commitment as the contract entered its 8th contract year in May 2005. In lieu of the yearly one well commitment, the consortium had started implementing a geological and geophysical program which will also incorporate efforts to farm-out the block. Basic Consolidated Inc. was designated as the block operator for 2005.

In early 2006, the SC 41 consortium received separate farm-in offers from Tap Oil of Australia, Mitra Energy and Pearl Resources which are both based in Singapore, and Burgundy, a local firm. On the basis of their individual programs for the Sulu Sea block, the consortium chose Tap Oil because they offered the more robust work program.

Tap Oil initially offered to pay 100% of the farmors' share in a 300 square kilometer 3D seismic data acquisition, processing and interpretation program, at an estimated cost of US$ 3 million, and a full carry for an option well to earn 76% of the farmors equity. This will give Tap Oil about 58% equity and the operatorship of the block. Other members of the consortium, including then block operator Basic Petroleum, opted not to farm-down their equity. For its part, the Company offered to farm-out part of its original 16.599% equity share in the block.

Tap Oil's entry into the Sulu Sea Block was formalized on June 23, 2006, the date their farm-in became effective. Basic Petroleum (which later on was bought out by Forum Energy) eventually turned over the operatorship of the block. As the new operator, Tap Oil submitted the Contract Year 9 Work Program and Budget outlining the key activities for Year 9, which included a prospectivity review of the whole block prior to the contemplated 3D seismic data acquisition. They also started evaluating submitted tenders from different geophysical contractors.

In September 2006, Forum Energy withdrew from the SC 41 consortium, with their entire interests assigned to Tap Oil. The Company together with Oriental Petroleum, Anglo Philippine Holdings Corp., South China, Philex Mining and Southwest Resources, are now the "continuing parties" with their respective interests, prior to the Forum's exit, maintained. The Company now holds a 3.398% carried interest on the Sulu Sea Block.

The programmed 3D seismic survey, originally scheduled to commence by the end of January 2007, has been re-scheduled to commence in early March 2007 with Veritas as contractor utilizing the vessel M/V Voyager. The survey area was increased from 300 sq. km. to not less than 600 sq. km., with Tap Oil fully funding the other carried parties' share of the added costs consistent with the Farm-in Agreement. With the change in the survey schedule and coverage, the operator applied with the DOE for the extension of Contract Year 9 for a period of 12 months ending May 10, 2008 and a corresponding extension of the Contract Year 10 until May 10, 2009.

*SC 53*

GSEC 98, Onshore Mindoro, expired on September 23, 2003, with the DOE. However, the DOE granted the consortium a limited time extension to enable it to complete talks with the Philippine National Oil Company Exploration Development Corporation (PNOC-EDC) which earlier indicated interest to farm-in into the block. The DOE likewise allowed the Company to seek other farminees.

Towards the end of 2004 however, Laxmi Organic Industries Ltd. (Laxmi) of India and Vamex of Vietnam jointly expressed interest on the block. The Company negotiated its participation in the exploration of the block as a carried partner. PNOC - Exploration Corporation (PNOC-EC) also expressed interest to participate in the effort. However, PNOC-EC and Vamex later dropped out of the initial negotiations. The DOE eventually awarded SC 53 to Laxmi in July 2005. The Company and Laxmi both executed a Participation Agreement (PA) in August 2005 which was formally approved by the DOE in February 2006.

*SWAN Block*

The application for a new GSEC submitted by the consortium in April 2001 remained pending with the Department of Energy. Despite the inclusion of the SWAN Block in the areas bidded out by the government under the first Philippine Contracting Round, the consortium did not receive any notification from the DOE that they were rescinding the application. As there was no company that bid over the area during and immediately after the contracting round, the consortium initiated the conversation of the GSEC application into a full service contract application.

However, the DOE granted instead new service contracts that both partially covered the area being applied for by the consortium. PNOC-EC's SC 57, Calamian block, awarded on September 15, 2005, covered the northern half of the SWAN block where there are several viable prospects in the general trend of the Malampaya-San Martin-Bantac discoveries. The DOE followed this up with yet another contract award to PNOC-EC on January 12, 2006, SC 58, West Calamian block, covered the rest of the SWAN area.

The consortium is presently re-assessing its legal hold on the area in view of the recent developments on the SWAN block. One of the options being considered is to negotiate with PNOC-EC on the possible participation of the consortium in their exploration of the area.

On November 2006, the consortium wrote the DOE to ask for the consortium's inclusion as carried partners in the block. The consortium's requested carried interest may be taken from the carried interest that PNOC-EC had negotiated with their foreign partners. In relation thereto, a draft participation agreement with PNOC-EC had been prepared and submitted to the SWAN block consortium for review.

*SW Palawan*

The application for a new GSEC which was earlier submitted by an all-Filipino consortium led by operator TransAsia Oil & Energy Development Corporation, remained pending with the DOE. The block was also included in the first Philippine Contracting Round but no company bid over the area. This application was supposed to replace the expired GSEC 64, which counted among its members Shell Philippines Exploration B.V. (Shell). When Shell withdrew from all exploration activities in the country, and thus from the SW Palawan block, many consortium members including TransAsia expressed their intent not to participate in further exploration activities on the block.

Despite the several wells drilled in the SW Palawan basin, no commercial discovery had been made thus far. In view of this, the Company no longer sees any technical justification to participate in any exploration activity in the area. In 2005, the Company made a provision for probable losses on the deferred exploration costs related to SW Palawan amounting to ₱4.6 million.

*GSEC 75*

The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino corporation, for an option to buy back at most a 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with the PNOC-EDC, the current operator of the block, wherein ROGC could earn as much as a 75% equity participation for drilling up to two wells. The farm-in agreement between PNOC-EDC and ROGC did not push through. As such, the Option Agreement between the ROGC and the Company did not materialize. In 2004, the Company made a provision for probable losses on the deferred exploration costs related to GSEC 75 amounting to ₱37.5 million.

## 3. Summary of Significant Accounting Policies

Basis of Preparation
The accompanying financial statements have been prepared under the historical cost basis except for crude oil inventory which is valued at market and available-for-sale (AFS) investments which are measured at fair value. The financial statements are presented in Philippine peso which is the Company's functional and presentation currency.

Statement of Compliance
The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS).

Adoption of New and Revised Accounting Standards
The accounting policies adopted are consistent with those of the previous financial years except for the adoption of the following new and amended PFRS:

- Amendments to Philippine Accounting Standard (PAS) 19, *Employee Benefits;*
- Amendments to PAS 21, *The Effects of Changes in Foreign Exchange Rates;*
- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement, (a) Amendment for financial guarantee contracts; (b) Amendment for hedges of forecast intragroup transactions; and (c) Amendment for the fair value option;* and
- PFRS 6, *Exploration for and Evaluation of Mineral Resources.*

Among the new and amended standards, only the amendments to PAS 19 and PFRS 6 have a significant impact on the Company's financial statements. Adoption of these new and revised standards and interpretation did not have any effect on the financial statements of the Company. They did, however, give rise to additional disclosures.

Amendments to PAS 19 requires additional disclosures on the financial statements to provide information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has no recognition nor measurement impact as the Company chose not to apply the new option offered to recognize actuarial gains and losses outside of the statement of income.

PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation of assets without specifically considering the requirements of paragraphs 11 and 12 of PAS 8, *Accounting Policies, Changes in Accounting Estimates and Errors.* Thus, an entity adopting PFRS 6 may continue to use the accounting policies applied immediately before adopting the PFRS, including existing recognition and measurement practices. The accounting policies previously adopted by the Company are consistent with the provisions of PFRS 6.

The Company did not early adopt the following standards and Philippine Interpretations from the International Financial Reporting Interpretations Committee (IFRIC):

- PFRS 7, *Financial Instruments - Disclosures (effective for annual periods beginning on or after January 1, 2007).* PFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions,* and the disclosure requirements in PAS 32, *Financial Instruments: Disclosure and Presentation.* It is applicable to all entities that report under PFRS;

- PFRS 8, *Operating Segments (effective for annual periods beginning on or after January 1, 2009).* PFRS 8 will replace PAS 14, *Segment Reporting,* and adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the balance sheet and statement of income and companies will need to provide explanations and reconciliations of the differences;

- Amendments to PAS 1, *Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after January 1, 2007)*. The amendment to PAS 1 require the following additional disclosures: (a) an entity's objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance;

- Philippine Interpretation IFRIC 7, *Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after March 1, 2006)*. This interpretation provides guidance on how to apply PAS 29 when an economy first becomes hyperinflationary, in particular the accounting for deferred income tax;

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2 (effective for annual periods beginning on or after May 1, 2006)*. This interpretation requires PFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value;

- Philippine Interpretation IFRIC 9, *Reassessment of Embedded Derivatives (effective for annual periods beginning on or after June 1, 2006)*. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows;

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment (effective for annual periods beginning on or after November 1, 2006)*. This interpretation provides that the frequency of financial reporting does affect the amount of impairment charge to be recognized in the annual financial reporting with respect to goodwill and AFS investments. It prohibits the reversal of impairment losses on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date;

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Transactions (effective for annual periods beginning on or after March 1, 2007)*. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent company; and

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements (effective for annual periods beginning on or after January 1, 2008)*. This interpretation which covers contractual arrangements arising from entities providing public services.

Among the standards and interpretations that were not early adopted, only PFRS 7 and the amendments to PAS 1 have an impact in the Company's financial statements. The revised and additional disclosures provided by PFRS 7 and amendments to PAS 1 will be included in the Company's financial statements when these are adopted in 2007. The Company will assess the impact of Philippine Interpretation IFRIC 10 and Philippine Interpretation IFRIC 12 upon its adoption in 2007 and 2008, respectively.

Cash and Cash Equivalents
Cash consists of cash on hand and with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of acquisition and that are subject to an insignificant risk of change in value.

Financial Instruments
Following are the accounting policies on financial instruments effective January 1, 2005.

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized in the settlement date.

Financial instruments are recognized initially at fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs. Financial assets under PAS 39 are classified as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments or AFS financial assets. The Company's financial assets are of the nature of loans and receivables and AFS financial assets. Also under PAS 39, financial liabilities are classified as FVPL or other financial liabilities. The Company's financial liabilities are of the nature of other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.



The Company determines the classification at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.

*Loans and Receivables*
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at cost or amortized cost using the effective interest method. Gains and losses are recognized in statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are included in current assets if expected collection is within 12 months from the balance sheet date.

As of December 31, 2006, the Company's loans and receivables include receivables and advances to related parties.

*AFS Financial Assets*
AFS financial assets are those nonderivative financial assets that are designated AFS or are not classified in any of the three categories of financial assets. AFS assets are carried at fair value in the balance sheet. These financial assets are classified as noncurrent assets unless the intention is to dispose such assets within 12 months from the balance sheet date. Changes in the fair value of such asset are accounted for in equity (see Note 10).

Included under this category are the Company's investments in listed and non-listed shares of stock of other companies. In 2004, these are carried at the lower of the aggregate cost or market value. Changes in valuation were accounted for in equity. The change in accounting policy resulted in the reclassification of the Company's investments in various listed and non-listed shares of stock, previously classified as investments in marketable equity securities, to AFS investments.

*Other Financial Liabilities*
Issued financial instruments or their components, which are not designated as liabilities at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in "Foreign exchange gains (losses)" in the statement of income.

This accounting policy applies primarily to the Company's debt and trade payables and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

Interest-bearing Loans and Borrowings
All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the amortization process.

Derecognition of Financial Assets and Liabilities
*Financial Assets*
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

1. the rights to receive cash flows from the asset have expired;
2. the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
3. the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset.

*Financial Liabilities*
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statement of income.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

*Assets Carried at Amortized Cost*
If there is objective evidence that an impairment loss on financial assets carried at amortized cost (e.g., receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Time value is generally not considered when the effect of discounting is not material. The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in the statement of income.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

*Assets Carried at Cost*
If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

*AFS Financial Assets*
If an AFS financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statement of income, is transferred from equity to the statement of income. Reversals in respect of equity instruments classified as AFS are not recognized in statement of income. Reversals of impairment losses on debt instruments are reversed through statement of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of income.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value. Such cost includes the cost of replacing part of such property and equipment when that cost is incurred and the recognition criteria are met.

The initial cost of property and equipment, other than wells, platforms and other facilities, comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of property and equipment.

The carrying amount of the replaced part regardless of whether the replaced part had been depreciated separately is derecognized if an entity recognizes in the carrying amount of an item of property and equipment the cost of a replacement for part of the item. If it is not practicable for an entity to determine the carrying amount of the replaced part, it may use the cost of the replacement as an indication of what the cost of the replaced part was at the time it was acquired or constructed.

When each major inspection is performed, its cost is recognized in the carrying amount of the item of property and equipment as a replacement if the recognition criteria are satisfied.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves.

Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

| Category | Number of Years |
|---|---|
| Office condominium units and improvements | 20 |
| Transportation equipment | 5 |
| Office furniture, fixtures and equipment | 3 |

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the periods and methods are consistent with the expected pattern of economic benefits from items of property and equipment.

When assets are retired or otherwise disposed of, the cost, related accumulated depletion, depreciation and amortization, and any allowance for impairment are removed from the accounts and any gain or loss resulting from their disposals is credited to or charged against income.

Impairments or losses of items of property and equipment, related claims for or payments of compensation from third parties and any subsequent purchase or construction of replacement assets are separate economic events and are accounted for separately.

Investments in Associates

The Company's investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. After application of the equity method, the Company determines whether it is necessary to recognize any additional impairment loss with respect to the Company's net investment in the associates. The statement of income reflects the share of the results of operations of the associates. Where there has been a change recognized directly in the equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity.

The reporting dates of the associates and the Company are identical and the associates' accounting policies conform to those used by the Company for like transactions and events in similar circumstances.

The following investments in associates are accounted for using the equity method:

| | Percentage of Ownership | |
|---|---|---|
| | 2006 | 2005 |
| PentaCapital Investments Corporation (PentaCapital) | 40.00 | 40.00 |
| PentaCapital Holdings, Inc. (Penta Holdings) | 13.76 | 13.76 |
| EDSA Properties Holdings Inc. (EPHI) | - | 5.08 |

The Company has significant influence over the financial and operating policies of Penta Holdings and EPHI, and are thus, deemed as the Company's associates.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets and included principally in the "Property and equipment" and "Deferred oil exploration costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Deferred Oil Exploration Costs
The Company follows the full cost method of accounting for exploration costs determined on the basis of each SC/GSEC area. Under this method, all exploration costs relating to each SC/GSEC are deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under the "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Investment Properties
Investment properties are measured initially at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an investment property. Following initial recognition, investment properties are carried at cost less accumulated depreciation and accumulated impairment in value.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognized in the statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by ending of owner-occupation, commencement of an operating lease to another party or ending of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner-occupation or commencement of development with a view to sale.

Impairment of Nonfinancial Assets
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the statement of income in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of income unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

*Sale of goods*
Revenue from petroleum operations is recognized as income at the time of production.

*Rental income*
Rental income is accounted for on a straight-line basis over the related lease terms.

*Interest income*
Interest is recognized as it accrues taking into account the effective yield on the asset.

*Dividends*
Dividend income is recognized when the right to receive the payment is established.

Borrowing Costs
Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Pension Benefits
The Company has a defined benefit pension plan which requires contributions to be made to a separately administered fund. The cost of providing benefits under the defined benefit plan is determined using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

The past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately.

The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

If the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan, net actuarial losses of the current period and past service cost of the current period are recognized immediately to the extent that they exceed any reduction in the present value of those economic benefits. If there is no change or an increase in the present value of the economic benefits, the entire net actuarial losses of the current period and past service cost of the current period are recognized immediately. Similarly, net actuarial gains of the current period after the deduction of past service cost of the current period exceeding any increase in the present value of the economic benefits stated above are recognized immediately if the asset is measured at the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains of the current period after the deduction of past service cost of the current period are recognized immediately.

Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

*Company as a Lessor*
Leases where the Company retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Income Taxes
*Current income tax*
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authority. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as of the balance sheet date.

*Deferred income tax*
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income relating to items recognized directly in equity is recognized in the statement of changes in equity and not in the statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Provisions
Provisions are recognized when: (a) the Company has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Earnings (Loss) Per Common Share
Basic earnings (loss) per common share are computed by dividing net income (loss) for the year by the weighted average number of common shares issued and outstanding during the year, after retroactive adjustments for any stock dividends declared.

Business Segments
For management purposes, the Company is considered one operating segment, considering the nature of its activity.

Events After the Balance Sheet Date
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to financial statements when material.

## 4. Significant Judgments and Estimates

The Company's financial statements prepared in accordance with PFRS require management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. The estimates and assumptions used in the financial statements are based upon management's evaluation of relevant facts and circumstances as of the date of the Company's financial statements. Actual results could differ from such estimates.

Judgments
*Determining Functional Currency*
Based on the economic substance of the underlying circumstances relevant to the Company, the functional currency of the Company has been determined to be the Philippine peso. The Philippine peso is the currency of the primary economic environment in which the Company operates.

*Operating Lease Commitments - Company as Lessor*
The Company has entered into commercial property leases on its investment property portfolio. The Company has determined that it retains all the significant risks and rewards of ownership of these properties and has classified the leases as operating leases.

Estimates
*Estimating Allowances for Doubtful Accounts*
The Company evaluates specific accounts where the Company has information that certain debtors are unable to meet their financial obligations. Factors such as the Company's length of relationship with the debtors and the debtors' current credit status are considered to determine the amount of reserves that will be recorded in the receivables account. These reserves are re-evaluated and adjusted as additional information becomes available. Allowance for doubtful accounts in 2006 and 2005 amounted to ₱12.7 million and ₱9.3 million, respectively. Receivables and advances to related companies, net of allowance for doubtful accounts, amounted to about ₱113.5 million and about ₱166.2 million as of December 31, 2006 and 2005 respectively (see Notes 6 and 18).

*Estimating Reserves*
Proven reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proven reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. All proven reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.

Estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proven reserves will be subject to future revision once additional information becomes available. As those fields are further developed, new information may lead to revisions.

As of December 31, 2006 and 2005, the net book value of wells, platforms and other facilities amounted to ₱270.1 million and ₱294.6 million, respectively (see Note 8).

*Deferred Income Tax Assets*
The Company reviews deferred tax assets at each balance sheet date and recognizes these to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. No deferred tax assets were recognized in 2006 and 2005. Deferred income tax assets amounting to ₱42.6 million and ₱60.9 million in 2006 and 2005, respectively, have not been recognized since management believes that the carryforward benefit would not be realized prior to its expiration (see Note 23).

*Pension and Other Retirement Benefits*
The determination of the Company's obligation and cost for pension benefits is dependent on their selection of certain assumptions used by actuaries in calculating such amounts. The assumed discount rates were determined using the market yields on Philippine government bonds with terms consistent with the expected employee benefit payout as of balance sheet dates. The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled. In accordance with PAS 19, *Employee Benefits*, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and therefore, generally affect the Company's recognized expense and recorded obligation in such future periods. While management believes that its assumptions are reasonable and appropriate, significant differences in actual experience or significant changes in the assumptions may materially affect the Company's pension and other retirement obligations. Pension expense amounted to ₱1.4 million in 2006, ₱1.3 million in 2005 and ₱0.8 million in 2004. Pension liability amounted to ₱1.0 million and ₱0.7 million as of December 31, 2006 and 2005, respectively (see Note 22).

*Estimating Useful Lives of Property and Equipment*
The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed periodically and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in estimates brought about by changes in the factors and circumstances mentioned above. As of December 31, 2006 and 2005, the net book value of property and equipment amounted to ₱281.3 million and ₱296.4 million, respectively (see Note 8).

*Impairment of AFS Investments*
An impairment issue arises with respect to AFS investments when there is objective evidence of impairment, which involves significant judgment. In applying this judgment, the Company evaluates the financial health of the issuer, among others. In the case of AFS equity instruments, the Company expands its analysis to consider changes in the issuer's industry and sector performance, legal and regulatory framework, changes in technology and other factors that affect the recoverability of the Company's investments. Fair value of AFS investments amounted to ₱128.1 million and ₱84.6 million as of December 31, 2006 and 2005, respectively. No impairment losses were recognized in both 2006 and 2005 (see Note 10).

*Impairment of Property and Equipment, Investments in Associates and Deferred Oil Exploration Costs*
Philippine generally accepted accounting principles requires that an impairment review be performed when certain impairment indicators are present. Determining the value of property and equipment, investments and deferred oil exploration costs, which require the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires the Company to make estimates and assumptions that can materially affect its financial statements. Future events could cause the Company to conclude that these assets are impaired. Any resulting impairment loss could have a material adverse impact on the financial condition and results of operations. As of December 31, 2006, the book and carrying values of property and equipment, investments in associates and deferred oil exploration costs amounted to ₱281.3 million, ₱203.3 million and ₱807.2 million, respectively. As of December 31, 2005, the book and carrying values of property and

equipment, investments in associates and deferred oil exploration costs amounted to ₱296.4 million, ₱929.4 million and ₱805.2 million, respectively. Impairment losses recognized on deferred oil exploration costs amounted to ₱–, ₱4.6 million and ₱37.5 million in 2006, 2005 and 2004, respectively (see Note 11).

## 5. Cash and Cash Equivalents

| | 2006 | 2005 |
|---|---|---|
| Cash | ₱5,239,364 | ₱1,671,837 |
| Short-term investments | - | 7,020,516 |
| | ₱5,239,364 | ₱8,692,353 |

Cash with banks earn interest at the respective bank deposit rates. Short-term investments are made for varying periods up to three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term investment rates.

## 6. Receivables

| | 2006 | 2005 |
|---|---|---|
| Accrued interest receivables (see Note 18) | ₱50,676,240 | ₱65,715,295 |
| Accounts with contract operator (see Note 7) | 23,726,923 | 26,291,799 |
| Dividends receivable | 2,250,000 | 2,250,000 |
| Advances to officers and employees | 1,849,050 | 462,029 |
| Accounts with partners (see Note 7) | 1,842,599 | 5,521,526 |
| Others | 5,370,650 | 3,449,056 |
| | 85,715,462 | 103,689,705 |
| Less allowance for doubtful accounts | 7,105,839 | 3,678,279 |
| | ₱78,609,623 | ₱100,011,426 |

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 as mentioned in Note 2.

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2 advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share in the dividends declared by Penta Holdings.

## 7. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related revenues and expenses of the venture, which are included in the financial statements, are as follows:

| | 2006 | 2005 |
|---|---|---|
| Current assets: | | |
| Receivables | ₱22,141,962 | ₱31,813,325 |
| Noncurrent assets: | | |
| Property and equipment - net | | |
| Wells, platform and other facilities | 562,631,804 | 586,490,002 |
| Less accumulated depletion, depreciation and amortization | (292,484,613) | (291,906,557) |
| | 270,147,191 | 294,583,445 |
| Deferred oil exploration costs | 807,168,493 | 805,248,819 |
| | 1,077,315,684 | 1,099,832,264 |
| | ₱1,099,457,646 | ₱1,131,645,589 |
| Current liabilities: | | |
| Trade and other payables | ₱15,304,200 | ₱56,893,776 |

| | 2006 | 2005 |
|---|---|---|
| Revenues: | | |
| Share in petroleum operations | ₱147,043,008 | ₱78,738,794 |
| Foreign exchange gains (losses) - net | 945,540 | (698,551) |
| | 147,988,548 | 78,040,243 |
| Share in cost and expenses: | | |
| Costs of petroleum operations | | |
| Production costs | 89,132,887 | 51,459,342 |
| Depletion | 578,056 | 2,388,662 |
| | 89,710,943 | 53,848,004 |
| | ₱58,277,605 | ₱24,192,239 |

8. **Property and Equipment**

2006

| | Wells, Platforms and Other Facilities | | | | | |
|---|---|---|---|---|---|---|
| | SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater | SC 14 Block A, B and B-1 | Office Condominium Units and Improvements | Transportation equipment | Office furniture, fixtures and equipment | Total |
| Cost: | | | | | | |
| Balances at beginning of year | ₱297,545,203 | ₱288,944,799 | ₱10,774,461 | ₱6,035,308 | ₱10,678,176 | ₱613,977,947 |
| Additions | - | - | - | 10,277,196 | 636,329 | 10,913,525 |
| Write-off | (23,858,198) | - | - | - | - | (23,858,198) |
| Disposals | - | - | - | (6,035,308) | (487,000) | (6,522,308) |
| Balances at end of year | 273,687,005 | 288,944,799 | 10,774,461 | 10,277,196 | 10,827,505 | 594,510,966 |
| Accumulated depletion, depreciation and amortization | | | | | | |
| Balances at beginning of year | 12,285,641 | 279,620,916 | 9,688,818 | 6,035,308 | 9,926,822 | 317,557,505 |
| Depletion, depreciation and amortization expense for the year | - | 578,056 | 538,723 | 655,667 | 355,113 | 2,127,559 |
| Disposals | - | - | - | (6,035,308) | (487,000) | (6,522,308) |
| Balances at end of year | 12,285,641 | 280,198,972 | 10,227,541 | 655,667 | 9,794,935 | 313,162,756 |
| Net book value | ₱261,401,364 | ₱8,745,827 | ₱546,920 | ₱9,621,529 | ₱1,032,570 | ₱281,348,210 |

2005

| | Wells, Platforms and Other Facilities | | | | | |
|---|---|---|---|---|---|---|
| | SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater | SC 14 Block A, B and B-1 | Office Condominium Units and Improvements | Transportation equipment | Office furniture, fixtures and equipment | Total |
| Cost: | | | | | | |
| Balances at beginning of year | ₱294,462,379 | ₱288,944,799 | ₱14,009,422 | ₱6,852,131 | ₱10,066,668 | ₱614,335,399 |
| Additions | 3,082,824 | - | - | 783,177 | 789,508 | 4,655,509 |
| Reclassification to investment property | - | - | (3,234,961) | - | - | (3,234,961) |
| Disposals | - | - | - | (1,600,000) | (178,000) | (1,778,000) |
| Balances at end of year | 297,545,203 | 288,944,799 | 10,774,461 | 6,035,308 | 10,678,176 | 613,977,947 |
| Accumulated depletion, depreciation and amortization | | | | | | |
| Balances at beginning of year | 12,285,641 | 277,232,254 | 11,897,351 | 6,432,131 | 9,975,979 | 317,823,356 |
| Depletion, depreciation and amortization expense for the year | - | 2,388,662 | 700,471 | 1,203,177 | 128,843 | 4,421,153 |
| Reclassification to investment property | - | - | (2,909,004) | - | - | (2,909,004) |
| Disposals | - | - | - | (1,600,000) | (178,000) | (1,778,000) |
| Balances at end of year | 12,285,641 | 279,620,916 | 9,688,818 | 6,035,308 | 9,926,822 | 317,557,505 |
| Net book value | ₱285,259,562 | ₱9,323,883 | ₱1,085,643 | ₱ - | ₱751,354 | ₱296,420,442 |

As discussed in Note 2, the temporary suspensions of the production and operation activities in the West Linapacan block raise uncertainties as to the realization of deferred exploration costs which is dependent upon additional discoveries of oil reserves, among others.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱3.1 million in 2005.

## 9. Investments in Associates

The details of investments in associates carried under the equity method follow:

| | 2006 | 2005 |
|---|---|---|
| Acquisition cost: | | |
| PentaCapital | ₱158,648,939 | ₱158,648,939 |
| Penta Holdings | 30,000,000 | 30,000,000 |
| EPHI | - | 285,559,241 |
| | 188,648,939 | 474,208,180 |
| Accumulated equity in net earnings: | | |
| Balance at beginning of year | 160,329,324 | 131,327,592 |
| Equity in net earnings for the year | 5,796,937 | 38,282,287 |
| Accumulated equity on disposed EPHI shares | (151,438,128) | - |
| Dividends received | - | (9,280,555) |
| Balance at end of year | 14,688,133 | 160,329,324 |
| Share in EPHI's revaluation increment on land and land improvements: | | |
| Balance at beginning of year | 294,860,608 | 294,860,608 |
| Disposal of EPHI shares | (294,860,608) | - |
| Balance at end of year | - | 294,860,608 |
| | ₱203,337,072 | ₱929,398,112 |

Following are the summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | EPHI | Penta Capital | Penta Holdings | EPHI | Penta Capital | Penta Holdings |
| Revenues | ₱1,587,373 | ₱82,487 | ₱9,208 | ₱1,669,145 | ₱73,171 | ₱905 |
| Income before other income (expenses) | 474,036 | 22,989 | 9,129 | 528,994 | 17,092 | 17 |
| Net income | 638,617 | 15,295 | 9,113 | 744,770 | 14,616 | (18,078) |
| Total assets | 21,295,963 | 528,517 | 381,884 | 19,448,815 | 530,422 | 352,357 |
| Investments and advances | 15,008,676 | 382,300 | 274,225 | 16,893,954 | 363,733 | 226,049 |
| Property and equipment | 39,246 | 39,333 | - | 49,270 | 45,158 | - |
| Total liabilities | 6,598,683 | 50,479 | 77 | 5,218,391 | 58,893 | 9 |

EPHI

EPHI was incorporated and registered with the SEC on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In June and July 2006, investments in EPHI were sold through the local stock exchange at one (₱1.00) peso per share. It resulted to a loss on disposal of shares of ₱195.6 million.

*PentaCapital*

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offers comprehensive financial products and investment alternatives to clients; sponsors and facilitates capital formation from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provides financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engages in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2006, the report of independent auditors on PentaCapital's financial statements were qualified due to the following:

a. Determination of the amount of retirement expense and its required disclosures were not ascertained due to the absence of an actuarial valuation;

b. Accrual for accumulated vacation and sick leave credits was not booked which would have resulted to the decrease in net income of P285,523 in 2006;

c. Nonimpairment testing of investment in associates, loans and receivables;

d. Inability of PentaCapital to account for the beginning balances and goodwill of its investment in subsidiaries using the equity method;

e. Inability of PentaCapital to account for the increase in other assets and retained earnings amounting to P5,589,306;

f. Adjustment in 2006 for the effects of the adoption of PAS 40, *Investment Property*, by a credit to current operations of P7,569,576, net of deferred income tax and depreciation from January 1, 2004; and

g. Accumulated net foreign exchange losses pertaining to prior years were charged to current operations. Net income would have been decreased by P876,761 in 2006.

In 2005 and 2004, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of the assumption of past due receivables from a certain customer of PentaCapital Finance Corporation, a subsidiary, amounting to P1.0 million in 2005 and P2.5 million in 2004;

b. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to P0.6 million and P2.2 million, net of possible collection, in 2005 and 2004, respectively;

c. Recognition of management fee when cash is received rather than when earned resulting to overstatement of income recognized by P1.6 million in 2005 and P2.3 million in 2004;

d. Direct charge to retained earnings of current year expenses amounting to P9.4 million in 2005; and

e. Nonimpairment testing of goodwill acquired in a business combination amounting to P10.5 million as of December 31, 2005 and 2004.

The net effect of the above matters would have decreased PentaCapital's net income by P21.7 million in 2006 and P7.5 million in 2005, net of tax effect, had PentaCapital followed PFRS. For purposes of applying the equity method of accounting, the Company adjusted the financial statements of PentaCapital to conform with generally accepted accounting principles. The adjustment decreased the Company's net income by P8.7 million and P3.0 million in 2006 and 2005, respectively, and increased net loss by P6.8 million in 2004.

The adjustments on PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investment and equity in the net earnings of PentaCapital have no effect on the taxable income of current and prior years.

Penta Holdings
Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consist mainly of interest income from short-term investments.

Undistributed Earnings of Associates
The undistributed earnings of associates included in the Company's retained earnings amounting to P14.7 million in 2006 and P160.3 million in 2005, based on their financial statements, are not currently available for distribution as dividends unless declared by the associates.

## 10. Available-For-Sale Investments

The details of available-for-sale investments in 2006 are as follows:

| | Cost | Fair Value |
|---|---|---|
| Atlas Consolidated Mining and Development Corporation | ₱101,061,306 | ₱30,295,942 |
| APHC - A | 49,095,645 | 55,858,880 |
| United Paragon Mining Corporation (UPMC) - A | 12,803,152 | 5,452,970 |
| Vulcan Industrial & Mining Corporation (VIMC) - A | 12,115,952 | 13,153,694 |
| Fil-Estate Land, Inc. | 10,423,888 | 3,319,552 |
| Camp John Hay Golf Club, Inc. | 10,200,007 | 5,100,000 |
| South China Resources, Inc. | 2,775,235 | 2,156,948 |
| Others | 12,473,961 | 12,803,893 |
| | ₱210,949,146 | ₱128,141,879 |

The details of available-for-sale investments in 2005 are as follows:

| | Cost | Fair Value |
|---|---|---|
| Atlas Consolidated Mining and Development Corporation | ₱101,061,306 | ₱18,115,099 |
| APHC - A | 49,095,645 | 42,392,900 |
| Vulcan Industrial & Mining Corporation (VIMC) - A | 16,061,971 | 4,110,314 |
| United Paragon Mining Corporation (UPMC) - A | 12,803,152 | 1,893,393 |
| Fil-Estate Land, Inc. | 10,423,888 | 2,489,664 |
| Camp John Hay Golf Club, Inc. | 10,200,007 | 2,805,000 |
| South China Resources, Inc. | 2,775,235 | 1,334,195 |
| Others | 11,871,105 | 11,414,714 |
| | ₱214,292,309 | ₱84,555,279 |

Unrealized valuation gains on AFS investments recognized in equity amounted to ₱46.9 million and ₱28.7 million in 2006 and 2005, respectively. Gain realized from the sale of AFS investments amounted to ₱0.7 million in 2006.

## 11. Deferred Oil Exploration Costs

The balance of deferred oil exploration costs includes capitalized interest costs amounting to ₱3.3 million in 2005.

The full recovery of the deferred oil exploration costs incurred in connection with the Company's participation in the acquisition, exploration of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company no longer sees any technical justification to participate in any exploration activity in SW Palawan block. In view of this, the Company made a provision for probable losses on the exploration activity in the area amounting to ₱4.6 million in 2005.

In 2004, the Company provided for probable losses on the deferred oil exploration costs related to GSEC 75 amounting to ₱37.5 million.

## 12. Investment Properties

Investment properties pertain to office property held by the Company for lease. Depreciation expense for investment properties amounted to ₱0.2 million in 2006.

## 13. Loans Payable

Loans payable pertains to the Company's loan with Rizal Commercial Banking Corporation (RCBC) with a balance amounting to ₱21.4 million and ₱28.2 million as of December 31, 2006 and 2005, respectively. In 2006, the loans with RCBC were redenominated from US Dollars to Philippine pesos which resulted to a gain recognized by the Company amounting to ₱1.0 million. On February 15, 2007, the Company fully settled its loans payable with RCBC.

Interest on the RCBC loan is computed based on prevailing bank rate at 11% in 2006 and 2005.

## 14. Trade and Other Payables

| | 2006 | 2005 |
|---|---|---|
| Trade (see Note 7) | P14,204,857 | P55,568,649 |
| Accrued interest (see Notes 13, 15 and 18) | 14,913,802 | 47,576,669 |
| Accounts with partners (see Note 7) | - | 12,911,786 |
| Others | 1,877,677 | 2,128,633 |
| | P30,996,336 | P118,185,737 |

Accounts with partners represent the Company's share in the exploration, development and production expenditures in the SCs and GSECs mentioned in Note 2, advanced for the Company by other partners, net of cash payments.

## 15. Long-term Debt

| | 2006 | 2005 |
|---|---|---|
| Metropolitan Bank and Trust Co. (MBTC) | P55,724,515 | P59,987,965 |
| PentaCapital (see Note 18) | 25,000,000 | 25,000,000 |
| | P80,724,515 | P84,987,965 |

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to P60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of P3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by certain properties of a related company.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan. In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to P6.6 million and has difficulty paying interests accruing on the principal loan balance. Accordingly, the whole amount of the loan was classified as current.

On November 22, 2006, MBTC agreed to amend the terms and conditions of the Company's outstanding obligation. Based on the amended terms of the loan, interest rate shall be reduced from 12.5% to 10% for remaining term of the loan. In addition, the MBTC and the Company agreed that the Company shall pay a monthly principal amortization of P1.0 million from November 2006 to November 2007 and make a balloon payment of P44.7 million at the end of the term, December 26, 2007.

In December 2004, the Company entered into an agreement with PentaCapital to obtain a loan amounting to P85.0 million which was subsequently reduced to P50.0 million. The total loan drawn is payable on or before January 15, 2006 and bears interest of 15% per annum for the first drawdown and is subject to monthly repricing beginning February 15, 2005. On January 15, 2006, the Company and PentaCapital renewed the loan for one year to mature on January 15, 2007. The loan is secured by a pledge of the shares of stock of PentaCapital and Penta Holdings owned by the Company. As of December 31, 2006, the Company had drawn P25.0 million from this facility. Subsequently, on January 15, 2007, the Company and PentaCapital agreed to re-extend the loan for one year maturing on January 10, 2008.

## 16. Equity

Details of the Company's capital stock are as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Common | 155,000,000,000 | P1,550,000,000 | - | P - |
| Class A | - | - | 930,000,000 | 930,000,000 |
| Class B | - | - | 620,000,000 | 620,000,000 |
| | 155,000,000,000 | P1,550,000,000 | 1,550,000,000 | P1,550,000,000 |

On March 22, 2006, the BOD amended its Articles of Incorporation to declassify its shares of stock and to change the par value of the Company's shares of stock from P1.00 per share to P0.01 per share which was granted by SEC on November 29, 2006. Prior to the amendment, the Company had two classes of shares that enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 10,587 shareholders in 2006 and 10,933 shareholders in 2005.

The details and changes in the Company's issued and subscribed shares follow:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Issued: | | | | |
| Common | | | | |
| Declassification of shares | 148,207,337,900 | ₱1,482,073,379 | - | ₱ - |
| Issuance of shares | 4,555,948,200 | 45,559,482 | - | - |
| Balances at end of year | 152,763,286,100 | 1,527,632,861 | - | - |
| Common Class A | | | | |
| Balances at beginning of year | 882,934,428 | 882,934,428 | 882,927,891 | ₱882,927,891 |
| Declassification of shares | (882,934,428) | (882,934,428) | - | - |
| Issuance of shares | - | - | 6,537 | 6,537 |
| Balances at end of year | - | - | 882,934,428 | 882,934,428 |
| Common Class B | | | | |
| Balances at beginning of year | 599,138,951 | 599,138,951 | 599,138,951 | 599,138,951 |
| Declassification of shares | (599,138,951) | (599,138,951) | - | - |
| Balances at end of year | - | - | 599,138,951 | 599,138,951 |
| | 152,763,286,100 | ₱1,527,632,861 | 1,482,073,379 | ₱1,482,073,379 |

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Subscribed: | | | | |
| Common | | | | |
| Declassification of shares | 5,287,063,700 | ₱52,870,637 | - | ₱ - |
| Issuance of shares | (4,555,948,200) | (45,559,482) | - | - |
| Balances at end of year | 731,115,500 | 7,311,155 | - | - |
| Common Class A | | | | |
| Balance at beginning of year | 35,633,275 | 35,633,275 | 35,639,812 | 35,639,812 |
| Declassification of shares | (35,633,275) | (35,633,275) | - | - |
| Issuance of shares | - | - | (6,537) | (6,537) |
| Balance at end of year | - | - | 35,633,275 | 35,633,275 |
| Common Class B | | | | |
| Balances at beginning of year | 17,237,362 | 17,237,362 | 17,237,362 | 17,237,362 |
| Declassification of shares | (17,237,362) | (17,237,362) | - | - |
| Balances at end of year | - | - | 17,237,362 | 17,237,362 |
| | 731,115,500 | ₱7,311,155 | 52,870,637 | ₱52,870,637 |

In May 2006, the Company and VIMC entered into a deed of absolute assignment whereby VIMC assigned and transferred 40,712,557 of the Company's shares owned by VIMC back to the Company by way of dacion en pago in settlement of the VIMC's obligation to the Company amounting to ₱40,712,557.

In the same year, the Company sold the shares received from VIMC through a stock broker for about ₱42.3 million. The excess of the proceeds over the cost of the said shares amounting to ₱1.6 million was recognized as paid in capital from sale of treasury shares part of equity.

## 17. Income (Loss) Per Share

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net income (loss) | (₱175,766,114) | ₱2,744,795 | (₱308,281,512) |
| Weighted average number of issued and subscribed shares | 153,494,401,600 | 1,534,944,016 | 1,534,944,016 |
| Income (loss) per share | (₱0.0011) | ₱0.0018 | (₱0.2008) |

There are no potential common stock issued during the years ended December 31, 2006, 2005 and 2004 that could have a dilutive effect on the income (loss) per share computation.

**18. Related Party Disclosures**

The Company, in the normal course of business, has transactions with related parties (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from related parties amounted to ₱4.2 million in 2006, ₱5.1 million in 2005 and ₱3.0 million in 2004. Interest income related to receivables from shareholders amounted to ₱1.3 million in 2006, ₱4.4 million in 2005 and 2004. Interest expense related to advances from shareholders amounted to ₱3.0 million in 2006, 2005 and 2004. Interest expense related to loans from associates amounted to ₱3.5 million in 2006, ₱6.3 million in 2005 and ₱9.1 million in 2004. Interest expense related to loans from related parties amounted to ₱11.4 million in 2006, ₱28.3 million in 2005 and ₱2.5 million in 2004.

a. Amounts due from related parties are summarized as follows:

| | | Advances to Related Companies | | Accrued Interest Receivables | |
|---|---|---|---|---|---|
| | Relationship | 2006 | 2005 | 2006 | 2005 |
| UPMC | Under common control | ₱27,669,463 | ₱26,677,076 | ₱29,256,449 | ₱25,760,217 |
| VIMC | Shareholder | 1,397,559 | 24,179,106 | 1,575,077 | 18,176,672 |
| Fil-Energy Corporation | Under common control | 4,753,762 | 14,251,893 | 16,166,435 | 18,100,126 |
| Ocean Composite Yacht, Inc. (OCYI) | Under common control | 4,500,000 | 4,500,000 | 2,955,344 | 2,955,344 |
| Pacific Rim Export Holdings, Corp. (Primex) | Under common control | 1,114,118 | 1,114,118 | 722,935 | 722,935 |
| Others | | 1,031,278 | 1,072,359 | - | - |
| | | 40,466,180 | 71,794,552 | 50,676,240 | 65,715,295 |
| Less allowance for doubtful accounts | | 5,614,118 | 5,614,118 | 3,678,279 | 3,678,279 |
| | | ₱34,852,062 | ₱66,180,434 | ₱46,997,961 | ₱62,037,016 |

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company fully provided for its total receivables from OCYI and Primex in 2002.

b. Amounts due to related companies are summarized as follows:

| | | Long-term Debt | | Advances from Related Companies | |
|---|---|---|---|---|---|
| | Relationship | 2006 | 2005 | 2006 | 2005 |
| PentaCapital | Associate | ₱25,000,000 | ₱25,000,000 | ₱ - | ₱ - |
| Euronote Profits Ltd. | Under common control | - | - | 25,740,750 | 218,085,589 |
| APHC | Under common control | - | - | 6,619,275 | 4,190,620 |
| Alakor Corporation | Shareholder | - | - | 43,199 | 43,199 |
| National Bookstore, Inc. | Shareholder | - | - | - | 32,221,956 |
| Shareholders and others | | - | - | 3,054,250 | 3,054,250 |
| | | ₱25,000,000 | ₱25,000,000 | ₱35,457,474 | ₱257,595,614 |

Loans and advances from related companies bear interest at 12% - 21% per annum.

The compensation of key management personnel of the Company follows:

| | 2006 | 2005 |
|---|---|---|
| Short-term employee benefits | ₱5,109,053 | ₱9,595,510 |
| Post-employment benefits | 13,360,580 | 10,859,550 |
| | ₱18,469,633 | ₱20,455,060 |

**19. Share in Costs and Operating Expenses**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Petroleum operations (see Note 2) | ₱85,735,453 | ₱39,190,852 | ₱25,839,824 |
| Personnel (see Note 21) | 3,397,434 | 8,952,083 | 555,707 |
| Outside services | - | 3,316,407 | - |
| Depletion and depreciation and amortization (see Note 8) | 578,056 | 2,388,662 | 1,639,111 |
| | ₱89,710,943 | ₱53,848,004 | ₱28,034,642 |

## 20. General and Administrative Expenses

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Personnel (see Note 21) | ₱9,792,786 | ₱9,325,981 | ₱6,799,536 |
| Outside services | 3,458,656 | 2,824,104 | 478,840 |
| Provision for doubtful accounts | 3,427,560 | - | - |
| Transportation and travel | 2,424,009 | 1,171,731 | 310,324 |
| Dues and subscriptions | 1,943,983 | 1,758,587 | 1,566,132 |
| Repairs and maintenance | 1,825,623 | 190,711 | 340,675 |
| Utilities | 1,819,837 | 1,598,697 | 1,549,514 |
| Depletion and depreciation and amortization (see Note 8) | 1,711,251 | 2,032,491 | 1,874,957 |
| Entertainment, amusement and recreation | 931,949 | 829,091 | 60,072 |
| Taxes and licenses | 823,608 | 854,629 | 423,262 |
| Supplies | 358,522 | 1,020,562 | 122,264 |
| Insurance | 212,916 | 123,305 | 169,621 |
| Advertising | 32,499 | 43,225 | 57,480 |
| Others | 1,112,366 | 1,280,712 | 1,180,276 |
| | ₱29,875,565 | ₱23,053,826 | ₱14,932,953 |

## 21. Personnel Expenses

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Salaries and wages | ₱10,066,479 | ₱15,114,957 | ₱5,120,929 |
| Employees' benefits (Note 22) | 2,785,384 | 2,855,800 | 1,948,748 |
| Social expenses | 338,357 | 307,307 | 285,565 |
| | ₱13,190,220 | ₱18,278,064 | ₱7,355,242 |

## 22. Pension Plan

The Company has a defined benefit pension plan covering substantially all of its employees, which require contributions to be made to separately administered funds.

The following tables summarize the components of net pension expense recognized in the statements of income, the funded status and amounts recognized in the balance sheets for the plan.

*Net pension expense*

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Current service cost | ₱651,026 | ₱571,075 | ₱500,943 |
| Interest cost on benefit obligation | 1,615,256 | 1,809,839 | 1,541,962 |
| Expected return on plan assets | (882,961) | (1,085,075) | (1,014,292) |
| Unrecognized plan assets due to ceiling | - | - | (272,945) |
| Net pension expense | ₱1,383,321 | ₱1,295,839 | ₱755,668 |
| Actual return on plan assets | ₱1,495,347 | ₱1,244,357 | ₱1,014,292 |

*Pension liability*

| | 2006 | 2005 |
|---|---|---|
| Defined benefit obligation | ₱28,129,500 | ₱11,537,548 |
| Fair value of plan assets | 13,532,362 | 11,037,015 |
| | 14,597,138 | 500,533 |
| Unrecognized actuarial gains (losses) | (13,554,002) | 159,282 |
| | ₱1,043,136 | ₱659,815 |

Changes in the present value of the defined benefit obligation are as follows:

| | 2006 | 2005 |
|---|---:|---:|
| Opening defined benefit obligation | ₱11,537,548 | ₱12,927,419 |
| Actuarial loss due to: | | |
| Change in assumptions | 12,124,848 | - |
| Experience adjustments | 2,200,822 | - |
| Interest cost | 1,615,256 | 1,809,839 |
| Current service cost | 651,026 | 571,075 |
| Benefits paid | - | (3,770,785) |
| Closing defined benefit obligation | ₱28,129,500 | ₱11,537,548 |

Actuarial loss due to experience adjustments in 2006 amounted to ₱2.2 million.

Changes in the fair value of plan assets are as follows:

| | 2006 | 2005 |
|---|---:|---:|
| Opening fair value of assets | ₱11,037,015 | ₱13,563,443 |
| Actual contributions | 1,000,000 | - |
| Expected return | 882,961 | 1,085,075 |
| Actuarial gains | 612,386 | 159,282 |
| Benefits paid | - | (3,770,785) |
| Closing fair value of plan assets | ₱13,532,362 | ₱11,037,015 |

The Company expects to contribute ₱1.6 million to its defined benefit pension plan in 2007.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

| | 2006 | 2005 |
|---|---:|---:|
| Deposits in banks | -% | 1% |
| Fixed income securities | 98% | 97% |
| Others | 2% | 2% |
| Total | 100% | 100% |

The principal assumptions used in determining pension liability for the Company's plans as of January 1 are shown below:

| | 2006 | 2005 |
|---|---:|---:|
| Discount rate | 14% | 14% |
| Investment yield | 8% | 8% |
| Salary increase | 10% | 10% |

As of December 31, 2006, the Company used a discount rate of 7%.

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

## 23. Income Taxes

The provision for income tax consists of:

| | 2006 | 2005 | 2004 |
|---|---:|---:|---:|
| MCIT | ₱1,302,294 | ₱750,895 | ₱400,649 |
| Final taxes on stock transactions | 1,290,270 | - | - |
| Final taxes on interest income | 53,521 | 13,512 | 1,417 |
| | ₱2,646,085 | ₱764,407 | ₱402,066 |

A reconciliation of income tax expense applicable to income (loss) before income tax at the statutory income tax rate to the provision for income tax follows:

| | 2006 | 2005 |
|---|---|---|
| Income tax at statutory rate | (₱60,592,010) | ₱1,140,491 |
| Add (deduct) tax effects of: | | |
| Loss on disposal of EPHI shares (see Note 9) | 68,201,000 | - |
| Expired net operating loss carryover (NOLCO) and MCIT | 20,741,458 | 11,373,820 |
| Unrecognized deferred income tax assets | (18,327,963) | 7,018,757 |
| Equity in net earnings of associates | (2,028,928) | (12,441,743) |
| Dividend income not subject to income tax | (6,825) | (341) |
| Change in tax rate | - | (5,079,437) |
| Others | (5,340,647) | (1,247,140) |
| | ₱2,646,085 | ₱764,407 |

Deferred income tax assets on the following items have not been recognized as management believes that it is more likely that these will not be recovered through future operations:

| | 2006 | 2005 |
|---|---|---|
| NOLCO | ₱20,603,167 | ₱41,248,755 |
| Provision for probable losses | 14,729,866 | 14,729,866 |
| Allowance for doubtful accounts | 4,451,985 | 3,252,339 |
| MCIT | 2,453,838 | 1,247,414 |
| Pension liability | 365,098 | 453,543 |
| | ₱42,603,954 | ₱60,931,917 |

As of December 31, 2005, NOLCO and MCIT that can be claimed as deduction from future taxable income or used as deduction against future income tax liabilities, respectively, follows:

| Year incurred | Expiry date | NOLCO | MCIT |
|---|---|---|---|
| 2004 | 2007 | ₱26,107,225 | ₱400,649 |
| 2005 | 2008 | 32,758,966 | 750,895 |
| 2006 | 2009 | - | 1,302,294 |
| | | ₱58,866,191 | ₱2,453,838 |

The movements in NOLCO and MCIT follow:

| NOLCO | 2006 | 2005 |
|---|---|---|
| Beginning balance | ₱117,853,585 | ₱119,132,925 |
| Additions | - | 32,758,966 |
| Application | (15,808,073) | - |
| Expirations | (43,179,321) | (34,038,306) |
| Ending balance | ₱58,866,191 | ₱117,853,585 |

| MCIT | 2006 | 2005 |
|---|---|---|
| Beginning balance | ₱1,247,414 | ₱807,890 |
| Additions | 1,302,294 | 750,895 |
| Expiration | (95,870) | (311,371) |
| Ending balance | ₱2,453,838 | ₱1,247,414 |

Republic Act (RA) No. 9337 was enacted into law effective November 1, 2005 amending various provisions in the existing 1997 National Internal Revenue Code of the Philippines (NIRCP). Among others, the reforms introduced by the said RA are as follows:

- Increase in the corporate income tax rate from 32% to 35%, with a reduction thereof to 30% beginning January 1, 2009;
- Expanded the scope of transactions subject to VAT which includes the sale of generated power, excluding those generated through renewable sources of energy;
- Grant of authority to the Philippine President to increase the 10% VAT rate to 12 %, effective January 1, 2006, subject to compliance with certain economic conditions;
- Revised invoicing and reporting requirements for VAT;

- Provided thresholds and limitation on the amount of VAT credits that can be claimed; and
- Increase in the percentage reduction of interest expense or deduction from 38% to 42% of interest income subjected to final tax, with a reduction thereof to 33% beginning January 1, 2009.

Due to the enactment of RA No. 9337, the effective statutory income tax rates as of December 31, 2006 and 2005 are at 35% and 32.5%, respectively. The deferred income tax assets as of December 31, 2006 were measured using the appropriate corporate income tax rates on the years these are expected to be reversed or settled.

On January 31, 2006, the Bureau of Internal Revenue issued Revenue Memorandum Circular No. 7-2006 increasing the VAT rate from 10% to 12% effective February 1, 2006.

RA No. 9361 was enacted into law effective December 13, 2006, amending Section 110B of the 1997 NIRCP and abolishing the limitation on the amount of VAT credits that can be claimed.

## 24. Financial Risk Management Objectives and Policies

The Company's principal financial instruments comprise of cash and cash equivalents, AFS investments, advances to and from related companies, loans payable and long-term debt. The main purpose of these financial instruments is to raise funds for the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Company's financial instruments are liquidity risk, foreign currency risk, credit risk and interest rate risks. The BOD reviews and agrees policies for managing each of these risks and they are summarized below.

*Liquidity Risk*
The Company's objective is to maintain a balance between continuity of funding and flexibility through the use of loans and advances from related companies.

*Foreign Currency Risk*
The Company has transactional currency exposures. Such exposure arises from petroleum operations denominated in US dollars.

The Company follows a policy to manage its currency risk by closely monitoring its cash flow position.

*Credit Risk*
The Company's principal credit risk is its dependence on one customer. In the event of any law or regulations or as a result of such law or regulation, the interest of the Company might be materially reduced, prejudiced or severely affected. The Company's maximum exposure to credit risk is equal to the carrying amount of the accounts with contract operator.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and advances to related parties, the Company's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

*Interest Rate Risk*
The Company's exposure to the risk for changes in market interest rates relates primarily to the Company's loans payable and long-term debt obligations with fixed interest rates.

The Company does not use interest rate swaps to hedge its fair value interest rate risk exposure.

## 25. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments as of December 31, 2006 and 2005 are as follows (in millions):

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | ₱5.2 | ₱5.2 | ₱8.7 | ₱8.7 |
| Receivables | 78.6 | 78.6 | 100.0 | 100.0 |
| Advances to related companies | 34.9 | 34.9 | 66.2 | 66.2 |
| AFS investments | 128.1 | 128.1 | 84.6 | 84.6 |
| Financial liabilities: | | | | |
| Trade and other payables | 31.0 | 31.0 | 118.2 | 118.2 |
| Loans payable and current portion of long term debt | 102.1 | 102.1 | 113.2 | 113.2 |
| Advances from related companies | 35.5 | 35.5 | 257.6 | 257.6 |
| Other financial liabilities | 6.7 | 6.7 | 6.7 | 6.7 |

Fair Value of Financial Instruments
Fair value is defined as the amount at which the financial instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

*Cash and cash equivalents, receivables, advances to and from related companies, trade and other payables, loans payable and current portion of long-term debt and other financial liabilities*
The carrying amount of cash and cash equivalents, receivables, advances to and from related companies, trade and other payables, loans payable and current portion of long-term debt and other financial liabilities approximate fair value due to the relatively short-term maturity of these financial instruments.

*AFS investments*
The fair values of the AFS investments are based on quoted market prices.

## 26. Supplemental Information on Statements of Cash Flows

Noncash investing and financing activities include:

a. Settlement of advances to related parties amounting ₱40.7 million in exchange for the Company's own shares in 2006.

b. Settlement of DBP loans and interest of ₱64.8 million and ₱17.8 million, respectively, from the proceeds of the disposal of EPHI shares with a carrying value of ₱274.7 million and noncurrent marketable securities with a cost of ₱37.5 million in 2004;

c. Restructuring of interest on UCPB loans as principal of ₱11.2 million in 2004;

d. Payment of the PentaCapital Loan and interest in 2004 by a related party of ₱68.4 million and ₱1.2 million, respectively; and

e. Offsetting of accounts with related parties of ₱3.8 million in 2004.

## Board of Directors

**ALFREDO C. RAMOS**
*Chairman*

**NICASIO I. ALCANTARA**

**WALTER W. BROWN**

**CHRISTOPHER M. GOTANCO**

**FRANCISCO A. NAVARRO**

**HONORIO A. POBLADOR III**

**ADRIAN S. RAMOS**

**PRESENTACION S. RAMOS**

**AUGUSTO B. SUNICO**

## Officers

**ALFREDO C. RAMOS**
*President*

**FRANCISCO A. NAVARRO**
*Executive Vice President*

**REYNALDO E. NAZAREA**
*Treasurer & Vice President - Administration*

**ALESSANDRO O. SALES**
*Vice President - Exploration*

**ADRIAN S. ARIAS**
*Corporate Secretary*

## Corporate Directory

**INDEPENDENT PUBLIC ACCOUNTANTS**
SyCip Gorres Velayo & Co

**TRANSFER AGENT**
Fidelity Stock Transfers, Inc.

**CORPORATE OFFICES**
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos. (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: info@philodrill.com
Website: http://www.philodrill.com

**BANKERS**
Bank of the Philippine Islands
Citibank - N.A.
Rizal Commercial Banking Corporation
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank


END